As filed with the Securities and Exchange Commission on June 1, 2015.

Registration No. 333-203852

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Evolent Health, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	8090	32-0454912
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

800 N. Glebe Road, Suite 500

Arlington, VA 22203

(571) 389-6000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Frank Williams

Chief Executive Officer

Evolent Health, Inc.

800 N. Glebe Road, Suite 500

Arlington, VA 22203

(571) 389-6000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

William V. Fogg Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000	Jonathan Weinberg General Counsel Evolent Health, Inc. 800 N. Glebe Road, Suite 500 Arlington, VA 22203 (571) 389-6000	Richard D. Truesdell, Jr. Sophia Hudson Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Class A Common Stock, par value $0.01 per share	11,500,000	$16.00	$184,000,000	$21,380.80

(1)	Includes shares which the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act.
(3)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 1, 2015

10,000,000 shares

Evolent Health, Inc.

Class A common stock

We are selling 10,000,000 shares of our Class A common stock. This is our initial public offering and no public market exists for our Class A common stock. We anticipate that the initial public offering price of our Class A common stock will be between $14.00 and $16.00 per share. Our Class A common stock has been approved for listing on the New York Stock Exchange under the symbol “EVH”.

We will be a holding company and our principal asset will be our Class A common units in Evolent Health LLC. Immediately following this offering, the holders of our Class A common stock will collectively own 100% of the economic interests in Evolent Health, Inc. and have 68.6% of the voting power of Evolent Health, Inc. The other owners of Evolent Health LLC will have the remaining 31.4% of the voting power of Evolent Health, Inc. through ownership of our Class B common stock.

We have granted the underwriters an over-allotment option to purchase an additional 1,500,000 shares of Class A common stock.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act, and will therefore be subject to reduced reporting requirements.

Investing in our Class A common stock involves risks. See “Risk factors” beginning on page 19.

	Price to public	Underwriting discounts and commissions*	Proceeds to us, before expenses

Per Share	$	$	$
Total	$	$	$

*	We have also agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting” for a description of all compensation payable to the underwriters.

The underwriters expect to deliver the shares to purchasers on or about                     , 2015 through the book-entry facilities of The Depository Trust Company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

J.P. Morgan	Goldman, Sachs & Co.
Wells Fargo Securities	William Blair
SunTrust Robinson Humphrey	Leerink Partners

The date of this prospectus is                     , 2015.

Neither we nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                     , 2015, all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Basis of presentation

In this prospectus, unless the context otherwise requires, the “company”, “we”, “us” and “our” refer to (1) prior to the completion of the offering reorganization described under “The reorganization of our corporate structure”, Evolent Health Holdings, Inc. (including its operating subsidiary, Evolent Health LLC), and (2) after giving effect to such reorganization, Evolent Health, Inc. and its consolidated subsidiary, Evolent Health LLC. Evolent Health LLC has owned all of our operating assets and substantially all of our business since inception. The financial statements of Evolent Health Holdings, Inc. included elsewhere in this prospectus reflect the consolidated results, including Evolent Health LLC, through September 23, 2013, and reflect the results of Evolent Health LLC as an equity method investment subsequent to such date due to a deconsolidation that occurred as a result of a round of equity financing. Accordingly, we have included the historical financial statements of both Evolent Health LLC and Evolent Health Holdings, Inc. in this prospectus in order to provide a consistent presentation for the periods before and after September 23, 2013. The financial results of Evolent Health LLC will be consolidated in the financial statements of Evolent Health, Inc. following this offering. We have not included the historical financial statements of Evolent Health, Inc. in this prospectus because Evolent Health, Inc. has engaged to date only in activities in contemplation of this offering and has no operations or assets. Following the completion of this offering, Evolent Health, Inc. will be a holding company and its principal asset will be all of the Class A common units in Evolent Health LLC. Accordingly, following the completion of this offering, we intend to include the financial statements of Evolent Health, Inc. in our periodic reports and other filings as required by applicable law and the rules and regulations of the Securities and Exchange Commission, or SEC. See “Management’s discussion and analysis of financial condition and results of operations—Basis of presentation” for more information.

This prospectus also includes unaudited consolidated pro forma financial information in order to reflect, on a pro forma basis, the impact of the offering reorganization and as further adjusted for this offering, on the historical financial information of Evolent Health Holdings, Inc. The unaudited pro forma consolidated financial information also reflects certain purchase accounting adjustments. See “Unaudited pro forma consolidated financial information”.

This prospectus contains references to fiscal 2014, fiscal 2013 and fiscal 2012, which represent our fiscal years ended December 31, 2014, December 31, 2013 and December 31, 2012, respectively. As used in this prospectus:

•	“accountable care organizations”, or “ACOs”, means organizations of groups of doctors, hospitals and other health care providers which have come together voluntarily to provide coordinated care to their Medicare patients;

•	“capitated arrangements” means healthcare payment arrangements whereby providers are paid a fixed amount of money per patient during a given period of time rather than on a per-service or per-procedure basis;

•	“founders” means The Advisory Board Company, which we refer to as The Advisory Board, and UPMC (University of Pittsburgh Medical Center);

•	“GAAP” means U.S. generally accepted accounting principles;

•	“health insurance exchanges” means organizations that provide a marketplace for individuals to purchase standardized and government-regulated health insurance policies;

•	the “offering reorganization” means the reorganization transactions that are described under “The reorganization of our corporate structure”;

•	“partners” means our customers, unless we indicate otherwise or the context otherwise implies;

ii

•	“pharmacy benefit management”, or “PBM”, means the administration of prescription drug programs, including developing and maintaining a list of medications that are approved to be prescribed, contracting with pharmacies, negotiating discounts and rebates with drug manufacturers and processing prescription drug claim payments;

•	“population health” means an approach to healthcare that seeks to improve the health of an entire human population;

•	“third party administration”, or “TPA”, means the processing of insurance claims or the administration of certain aspects of employee benefit plans for a separate entity;

•	“TPG” means TPG Global, LLC and its affiliates and the “TPG Funds” means one or both of TPG Growth II BDH, L.P. and TPG Eagle Holdings, L.P.; and

•	“value-based care” means a healthcare management strategy that is focused on high-quality and cost-effective care with the goals of promoting a healthy lifestyle, enhancing the patient experience and reducing preventable hospital admissions and emergency visits.

Market data and industry forecasts and projections

We use market data and industry forecasts and projections throughout this prospectus, and in particular in the section entitled “Business”. We have obtained the market data from certain publicly available sources of information, including publicly available independent industry publications and other third-party sources. Unless otherwise indicated, statements in this prospectus concerning our industry and the markets in which we operate, including our general expectations and competitive position, business opportunity and market size, growth and share, are based on information from independent industry organizations and other third-party sources (including industry publications, surveys and forecasts), data from our internal research and management estimates. Forecasts are based on industry surveys and the preparer’s expertise in the industry and there is no assurance that any of the forecasted amounts will be achieved. We believe the data that third parties have compiled is reliable, but we have not independently verified the accuracy of this information (other than information provided by our affiliates). Any forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. While we are not aware of any misstatements regarding the industry data presented herein, forecasts, assumptions, expectations, beliefs, estimates and projections involve risks and uncertainties and are subject to change based on various factors, including those described under the headings “Special note regarding forward-looking statements” and “Risk factors”.

iii

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including the sections entitled “Risk factors”, “Unaudited pro forma consolidated financial information” and “Management’s discussion and analysis of financial condition and results of operations” and the audited annual financial statements, unaudited interim financial statements and notes thereto with respect to each of Evolent Health LLC and Evolent Health Holdings, Inc. included elsewhere in this prospectus.

Company overview

We are a market leader and a pioneer in the new era of healthcare delivery and payment, in which leading health systems and physician organizations, which we refer to as providers, are taking on increasing clinical and financial responsibility for the populations they serve. Our purpose-built platform, powered by our technology, proprietary processes and integrated services, enables providers to migrate their economic orientation from fee-for-service, or FFS, reimbursement to payment models that reward high-quality and cost-effective care, or value-based payment models. By partnering with providers to accelerate their path to value-based care, we enable our provider partners to expand their market opportunity, diversify their revenue streams, grow market share and improve the quality of the care they provide.

We consider value-based care to be the necessary convergence of healthcare payment and delivery. We believe the pace of this convergence is accelerating, driven by price pressure in traditional FFS healthcare, a regulatory environment that is incentivizing value-based care models, a rapid expansion of retail insurance driven by the emergence of the health insurance exchanges and innovation in data and technology. We believe providers are positioned to lead this transition to value-based care because of their control over large portions of healthcare delivery costs, their primary position with consumers and their strong local brand.

Today, increasing numbers of providers are adopting value-based strategies, including contracting for capitated arrangements with existing insurance companies, governmental payers or large self-funded employers and managing their own captive health plans. Through value-based care, providers are in the early stages of transforming their role in healthcare as they attempt to defend their existing position and capture a greater portion of the more than $2 trillion in annual health insurance expenditures. While approximately 10% of healthcare payments are paid through value-based care programs today, including through models created by systems like UPMC, Kaiser Permanente and Intermountain Healthcare, it is estimated that this number will grow to over 50% by 2020. There were 120 provider-owned health plans as of 2010 and this number continues to grow. The number of ACOs constructed to manage capitated or value-based arrangements with existing insurance companies or government payers grew to 742 by the end of 2014.

We believe the transformation of the provider business model will require a set of core capabilities, including the ability to aggregate and understand disparate clinical and financial data, standardize and integrate technology into care processes, manage population health and build a financial and administrative infrastructure that capitalizes on the clinical and financial value it delivers. We provide an end-to-end, built-for-purpose, technology-enabled services platform for providers to transition their organization and business model to succeed in value-based payment models. The core elements of our platform include:

•	Identifi®, our technology platform;
•	an integrated technology, proprietary process and clinical services model;

•	long-term, embedded and aligned partnerships with health systems;
•	integration into provider clinical processes; and
•	a payer-agnostic position that allows a single point of integration between payers and the provider community.

We believe we are pioneers in enabling health systems to succeed in value-based payment models. We were founded in 2011 by members of our management team, UPMC, an integrated delivery system based in Pittsburgh, Pennsylvania, and The Advisory Board, to enable providers to pursue a value-based business model and evolve their competitive position and market opportunity. Our mission, technology and services were developed with UPMC, which operates the nation’s largest provider-owned health plan after Kaiser Permanente, and The Advisory Board, whose best practice research and technology solutions were available to a membership base of over 3,900 hospitals and providers as of March 2015.

We have developed what we believe is a unique partner development model. Most partner relationships begin with our transformation services, during which a partner engages us to develop a customized value-based care execution plan. This allows us to define the opportunity for our partners and embed our technology and processes while building confidence and trust that we are the best long-term infrastructure partner for the provider’s value-based care strategy. We then transition our partner to our platform and operations phase, which is governed by a long-term contract. We incur significant expenses in securing new partner relationships, and, for each of the three months ended March 31, 2015 and fiscal 2014, our business development expenses represented approximately 10% of our total revenues. To date, we have secured ten long-term contracts representing over $700 million in future total contract value from our platform and operations revenue based on current pricing and membership as of April 30, 2015, with the potential for additional upside as current partners grow and expand the membership in their value-based care offerings. Although the revenue from these long-term contracts is not guaranteed because certain of these contracts are terminable for convenience by our partners after a specified period of time, certain partners would be required to pay us a termination fee in certain circumstances.

We believe our business model provides strong visibility and aligns our partners’ incentives with our own. A large portion of our revenue is derived from our multi-year contracts, which are linked to the number of members that our partners are managing under a value-based care arrangement. This variable pricing model depends on the number of services and technology applications that our partners utilize to advance their value-based care strategies and the number of members they are able to attract over time. We expect to grow with current partners as they increase membership in their existing value-based programs, through expanding the number of services we provide to our existing partners and by adding new partners.

We believe we are in the early stages of capitalizing on these long-term aligned partnerships. Our health system partners’ current value-based care arrangements represent less than 10% of the health system partners’ total revenue each year. We believe the proportion of value-based care related revenues to total health system revenues will continue to grow, driven by continued price pressure in FFS, new government payment programs, growth in consumer-focused insurance programs, such as Medicare Advantage and the health insurance exchanges, and innovation in data and technology.

Our business model benefits from scale, as we leverage our purpose-built technology platform and centralized resources in conjunction with the growth of our partners’ membership base. These resources and technologies include our network development capabilities, PBM administration, technology infrastructure, clinical program development and data analytics. While our absolute investment in our centralized resources will increase over time, we expect it will decrease as a percentage of revenue as we are able to scale this investment across a broader group of partners.

The value we deliver to providers has translated into strong growth, as evidenced by Evolent Health LLC’s revenue increasing from $20.1 million for the three months ended March 31, 2014 to $37.0 million for the three months ended March 31, 2015 and from $40.3 million for fiscal 2013 to $100.9 million for fiscal 2014. For the three months ended March 31, 2015, Evolent Health LLC’s net loss was $19.3 million and Evolent Health LLC’s Adjusted EBITDA was approximately $(8.8) million. For fiscal 2014, Evolent Health LLC’s net loss was $52.3 million and Evolent Health LLC’s Adjusted EBITDA was approximately $(37.1) million. See “—Summary financial and operational data” for our definition of Adjusted EBITDA, why we present Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss. Evolent Health LLC also incurred net losses of $32.8 million and $19.3 million for fiscal 2013 and fiscal 2012, respectively.

Our market opportunity

In 2014, healthcare spending in the United States is projected to be more than $3 trillion, of which we estimate $1 trillion to be waste. We believe that a fundamental shift to value-based care can address this $1 trillion opportunity. We believe that for the U.S. healthcare system to shift to a value-based care delivery model, providers must be an empowered part of the solution. Our comprehensive technology and services platform enables providers to capitalize on this transition, which we believe will position us to be at the forefront of the transformation to value-based care.

We believe our total market opportunity is over $10 billion today based on health insurance expenditures, the total percentage of payments providers receive under value-based contracting, the size of the provider-sponsored health plan market and the fees we believe we can charge. We believe this opportunity will grow to over $46 billion by 2020 driven by health insurance expenditures increasing from approximately $2.1 trillion in 2013 to approximately $3.2 trillion in 2020, the total percentage of payments providers receive under value-based care models growing from 10% to 50%, and the provider-sponsored health plan market representing 15% of total health plan membership.

Our solution

We provide an end-to-end, built-for-purpose, technology-enabled services platform for providers to succeed in value-based payment models.

Our long-term partnerships begin with a system transformation process called the Blueprint, where we work with a provider’s board of directors and senior management to assess their ability to succeed in value-based payment models. This process acts as a channel for long-term partnerships, as a significant portion of providers that make an investment in a Blueprint continue to partner with us for our proprietary processes and integrated services, which we refer to as our Value-Based Operations.

Once our platform is integrated into the clinical and financial systems of our provider partners through the Blueprint and implementation phase, our Value-Based Operations, including our technology-enabled services platform, support the execution and administration of a provider’s value-based care models on an ongoing basis. Value-Based Operations include Identifi®, our technology backbone, Population Health Services to enable provider-led management of the population and Financial and Administrative Management to measure performance and administer and capture the value of improved care.

Supporting multiple value-based care models

Our platform was built to support a diverse set of provider value-based care strategies. It provides the core technology and services necessary for all models pursued by providers.

Providers partner with us on at least one of three types of value-based contracting models, with most supporting at least the Direct to Employer model and one additional type of contracting arrangement.

•	Direct to Employer: Manage costs for self-funded employers including a health system’s own employees

•	Payer contracts: Value-based contracts with third-party payers (including commercial insurers and the government) that include a full spectrum of risk for bundled payments, pay for performance to full capitation

•	Health plan: Launching a provider-owned health plan allows providers to control all of the healthcare insurance premiums, or premium dollars, across multiple populations, including commercial, Medicare and Medicaid

Our partners benefit from a single platform that enables them to utilize our core suite of ongoing solutions, regardless of the size or type of value-based care models they are pursuing. Our platform grows through health systems increasing membership in their existing value-based care payment model, as well as their pursuit of additional payer contracts and health plans.

Identifi®

Identifi® is our proprietary technology platform that aggregates and analyzes data, manages care workflows and engages patients. Identifi® links our processes with those of our provider partners and other third parties in order to create a connected clinical delivery ecosystem, stratify patient populations, standardize clinical work flows and enable high-quality, cost-effective care. The configurable nature and broad capabilities of Identifi® help enhance the benefits our partners receive from our Value-Based Operations and increase the effectiveness of our partners’ existing technology architecture. Highlights of the capabilities of Identifi® include the following:

•	data and integration services;
•	clinical and business content;
•	electronic medical records, or EMR, optimization; and
•	a suite of cloud-based applications.

Value-Based Operations

Our Value-Based Operations are empowered and supported by Identifi®. Other elements include:

Delivery network alignment.    We help our partners build the capabilities that are required to develop and maintain a coordinated and financially-aligned provider network that can deliver high-quality care necessary for value-based contracts.

Population Health Performance.    Population Health Performance is an integrated suite of technology-enabled solutions that supports the delivery of quality care in an environment where a provider’s need to manage health has significantly expanded.

Financial and administrative management.    We help providers assemble the complete infrastructure required to operate, manage and capitalize on a variety of value-based payment arrangements.

We integrate change management processes and ongoing physician-led transformation into all value-based services to build engagement, integration and alignment within our partners in order to successfully deliver value-based care and sustain performance. We have standardized the processes described above and are able to leverage our expertise across our entire partner base. Through the technological and clinical integration we achieve, our solutions are delivered as ingrained components of our partner’s core operations rather than add-on solutions.

Centralized infrastructure

Our solution was built to provide operating leverage that benefits from our continued growth. We leverage our purpose-built technology platform and centralized resources in conjunction with the growth in our partners’ membership base. Our centralized resources and technologies include our network development capabilities, PBM administration, technology infrastructure, clinical program development and data analytics.

Competitive strengths

We believe we are well-positioned to benefit from the transformations occurring in healthcare payment and delivery described above. We believe this new environment that rewards the better use of information to drive patient outcomes aligns with our platform, recent investments and other competitive strengths.

Early innovator

We believe we are an innovator in the delivery of a comprehensive value-based care solution for providers. We were founded in 2011, ahead of the implementation of the Patient Protection and Affordable Care Act, or ACA, health insurance exchanges and before the rapid expansion of programs, such as Medicare ACOs or Medicare Bundled Payment Initiatives. Since our inception, we have invested a significant amount in our offerings.

Comprehensive technology platform

Our proprietary technology platform, Identifi®, allows us to deliver a connected delivery ecosystem, implement replicable clinical processes, scale our Value-Based Operations and capitalize on multiple types of value-based payment relationships. The Identifi® platform supports the following capabilities:

•	data aggregation from internal and external sources, such as EMRs and payer claims;

•	algorithmic interpretation of aggregated data to stratify populations and identify high-risk patients;

•	standardized workflows and dashboards to enable consistency across disparate clinical resources;

•	applications to support value-based business models;

•	patient outreach and engagement tools;

•	integration into physician workflows to proactively engage high-priority patients; and

•	reporting and tracking of clinical and financial outcomes.

Provider-centric brand identity

We believe our provider-centric brand identity and origins differentiate us from our competitors. We believe our solutions, which have built on capabilities developed at UPMC, resonate with potential partners seeking proven solutions from providers rather than payers or non-healthcare businesses. Our analytical and clinical solutions are rooted in UPMC’s experience in growing a provider-led, integrated delivery network over the past 15 years, and growing to become one of the largest provider-owned health plans in the country. In addition, our deep strategic partnership with The Advisory Board strengthens our brand as a provider-friendly organization. The Advisory Board is well-recognized as an industry thought leader that made its research and technology solutions available to approximately 3,900 hospitals and providers as of March 2015. Our position as a payer-agnostic services organization allows for the sharing of data across multiple payers and care delivery integration regardless of payer, which we believe is not possible with payer-led solutions.

Partnership-driven business model

Our business model is predicated on long-term strategic partnerships with leading providers that are attempting to evolve two of their most critical business functions: how they deliver care and how they are compensated for it. The partnership model enables cultural alignment, integration into the provider care delivery and payment work flow, long-term contractual relationships and a cycle of clinical and cost improvement with shared financial benefit. We devote significant resources, primarily in the form of business development, to establish relationships with our partners. For each of the three months ended March 31, 2015 and fiscal 2014, our business development expenses represented approximately 10% of our total revenues. Thereafter, beginning with the Blueprint phase of our engagement with a partner, our costs to serve our partners primarily consist of personnel-related costs for the deployment of our solution. We expect our business development costs as a percentage of revenue to decline over time. As of April 30, 2015, our average contractual relationship with our partners was over six years, with an average of 5.2 years of performance remaining per contract. As of March 31, 2015, we had entered into long-term contractual relationships with nine partners and we have subsequently entered into a long-term contractual relationship with one additional partner. Our five largest partners, WakeMed Health and Hospitals, Indiana University Health, Piedmont WellStar Health Plan, Premier Health Partners and MedStar Health, Inc., comprised approximately 21%, 18%, 17%, 12% and 10%, respectively, of our revenue for the three months ended March 31, 2015, or 78% in the aggregate. For fiscal 2014, our four largest partners, Indiana University Health, WakeMed Health and Hospitals, Piedmont WellStar Health Plan and Premier Health Partners, comprised approximately 25%, 21%, 16% and 14%, respectively, of our revenue, or 76% in the aggregate.

Channel development

Our heritage, having been founded by UPMC, one of the largest providers in the country, and The Advisory Board with over 3,900 hospital and provider members, along with the relationships fostered by our senior management team, have allowed us to develop a significant channel into leading health systems. Our solution empowers a fundamental shift in a provider’s business model and requires alignment of their senior management and board of directors for success. A significant portion of providers that make an investment in a Blueprint continue to partner with us for our proprietary process and integrated services, which we refer to as our Value-Based Operations.

Our business model creates additional channel development through our Blueprint services. Our Blueprint not only enables providers with a roadmap to value-based care and the financial implications of the transition, it also creates a connection between us and the provider’s senior leadership. As a result, we derive revenues from providers who have completed the Blueprint phase and proceed to partner with us to enable their transition to value-based contracting.

Proven leadership team

We have made a significant investment in building an industry-leading management team. The senior leadership team of ten individuals has an average of 15 years of experience in the healthcare industry and a track record of delivering measurable clinical, financial and operational improvement for healthcare providers and payers. Our chief executive officer, Frank Williams, was formerly the chief executive officer of The Advisory Board, where he oversaw the growth of the company and its initial public offering.

Growth opportunities

Multiple avenues for growth with our existing, embedded partner base

We have established a multi-year partnership model with multiple drivers of embedded growth through the following avenues:

•	growth in lives in existing covered populations;

•	partners expanding into new lines of value-based care to capture growth in new profit pools; and

•	partners utilizing our additional capabilities, such as new Identifi® applications, PBM and TPA.

In addition to growth within our existing partner base, opportunities exist with providers utilizing our Blueprint, who sign short-term contracts under which we analyze the opportunities available to them in the value-based care market. Since our inception we have converted the majority of our Blueprints into long-term operating partnerships.

Early stages of a rapidly growing transformational addressable market

We believe that our existing partners represent a small fraction of health systems that could benefit from our solutions. The transformation of the care delivery and payment model in the United States has been rapid, but it is still in the early stages. While approximately 10% of healthcare payments are paid through value-based care programs today, it is estimated that this number will grow to over 50% by 2020.

Capitalize on growth in select government-driven programs

Significant growth is projected in the number of people managed by government-driven programs in the United States over the next 10 years. Specifically, the Centers for Medicare and Medicaid Services project the number of Medicare beneficiaries to grow to approximately 63 million by 2020. We expect health systems to be direct beneficiaries of growth in Medicare Advantage, Medicaid Managed Care, Dual Eligible and health insurance exchanges because those specific markets are well suited for value-based care. We believe that the growth in government programs will create an opportunity for health systems to capture a greater portion of the over $2 trillion in annual health insurance expenditures. The nature of our variable fee economic model enables us to benefit from this growth in government-managed lives.

Ability to capture additional value through delivering clinical results

We are capturing only a portion of the administrative dollars in the market through our current solution, which represent over 10% of total premium dollars. We believe there is a significant opportunity to capture a portion of the medical dollar over time—namely the remainder of the premium dollar which goes to medical expenses. As our health system partners continue to own a larger percentage of overall premiums, we have begun to pursue business models that allow us to participate in the medical savings through shared savings agreements that align incentives to reduce costs and improve quality outcomes.

Expand platform offerings to meet evolving market needs

There are multiple business offerings that health systems may require to operate in a value-based care environment that we do not currently provide, including but not limited to:

•	PBM expansion to include additional specialty pharmacy management capabilities;
•	health savings account administration;
•	on-site or specialty clinic platforms; and
•	consumer engagement and digital outreach.

Selectively pursue strategic acquisitions

We believe that the nature of our competitive landscape provides meaningful acquisition opportunities. Our industry is in the early stages of its life cycle and there are multiple firms attempting to capitalize on the transformation of the care delivery model and the various forms of new profit pools. We believe that providers will require an end-to-end solution and we believe we are well positioned to meet this demand by expanding the breadth of our offerings through not only organic growth, but also the acquisition of niche providers and non-core portions of larger enterprises.

Class A common stock and Class B common stock

After the completion of this offering, our outstanding capital stock will consist of Class A common stock and Class B common stock. Investors in this offering will hold shares of Class A common stock. See “Description of capital stock”.

Our history and the reorganization of our corporate structure

We are a market leader and a pioneer in the new era of healthcare delivery and payment, in which leading providers are taking on increasing clinical and financial responsibility for the populations they serve. Historically, our business has been operated through Evolent Health LLC and its predecessor. Evolent Health, Inc. was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Upon the completion of this offering, all of our business will continue to be conducted through Evolent Health LLC, and the financial results of Evolent Health LLC will be consolidated in our financial statements. Evolent Health, Inc. will be a holding company whose principal asset will be all of the Class A common units in Evolent Health LLC. For more information regarding the offering reorganization and holding company structure, see “The reorganization of our corporate structure”. The diagram below shows our organizational structure immediately after the offering reorganization described under “The reorganization of our corporate structure” and the completion of this offering.

Percentage economic interests are expressed in terms of an economic interest in Evolent Health LLC.

Risk factors

Before you invest in our Class A common stock, you should carefully consider all the information in this prospectus, including matters set forth in the section entitled “Risk factors”. We believe the primary risks to our business are:

•	the structural change in the market for healthcare in the United States;
•	our ability to effectively manage our growth;
•	the significant portion of revenues we derive from our largest partners, including 78% in the aggregate for the three months ended March 31, 2015 with respect to our five largest partners and 76% in the aggregate for fiscal 2014 with respect to our four largest partners;
•	our ability to offer new and innovative products and services;
•	the growth of our partners, which is difficult to predict and is subject to factors outside of our control;
•	our ability to attract new partners;
•	our incurrence of significant upfront costs in our partner relationships, including business development expenses representing approximately 10% of our total revenues for each of the three months ended March 31, 2015 and fiscal 2014;
•	our history of net losses, including $19.3 million for the three months ended March 31, 2015 and $52.3 million, $32.8 million and $19.3 million for fiscal 2014, fiscal 2013 and fiscal 2012, respectively, and our ability to achieve profitability in the future; and
•	our intention to take advantage of certain exemptions following the completion of this offering as a “controlled company” under the rules of the New York Stock Exchange, or NYSE.

Corporate information

Our principal executive offices are located at 800 N. Glebe Road, Suite 500, Arlington, Virginia 22203 and our telephone number is (571) 389-6000. We also maintain a website at www.evolenthealth.com. Our website and the information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which it forms a part.

Implications of being an emerging growth company

We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of our fiscal year (a) following the fifth anniversary of the completion of this offering or (b) in which we have total annual gross revenue of at least $1.0 billion (adjusted for inflation), (2) the date on which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, we have been required to file annual and quarterly reports under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, for a period of at least 12 months and we have filed at least one annual report pursuant to the Exchange Act and (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	the option to report only two years of audited annual financial statements and to present management’s discussion and analysis of financial condition and results of operations for only those two years;

•	exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002, which we refer to as the Sarbanes-Oxley Act, requiring that an independent registered public accounting firm provide an attestation report on the effectiveness of our internal controls over financial reporting;

•	exemption from the “say on pay” and “say on golden parachute” advisory vote requirements of the Dodd-Frank Wall Street Reform and Customer Protection Act, which we refer to as the Dodd-Frank Act;

•	exemption from certain disclosure requirements of the Dodd-Frank Act relating to compensation of our executive officers, permission to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act and permission to include executive compensation disclosure for fewer named executive officers; and

•	exemption from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on the financial statements.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, which we refer to as the Securities Act, for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Controlled company

Upon the completion of this offering, we expect to be considered a “controlled company” under the NYSE rules. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including the requirement to have a board that is composed of a majority of independent directors. We intend to take advantage of these exemptions following the completion of this offering. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act and rules with respect to our audit committee within the applicable time frame. See “Management—Controlled company”.

The offering

Class A common stock

offered	10,000,000 shares.

Class A common stock to

be outstanding after this

offering	38,226,748 shares (or 55,751,344 shares if each outstanding share of Class B common stock and each corresponding Class B common unit was exchanged for one share of Class A common stock, as described under “The reorganization of our corporate structure—Third amended and restated operating agreement of Evolent Health LLC”).

Over-allotment option	1,500,000 shares of Class A common stock.

Class B common stock to be

outstanding after this

offering	17,524,596 shares. In connection with this offering, shares of our Class B common stock will be issued in connection with, and in equal proportion to, issuances of Class B common units of Evolent Health LLC. Each Class B common unit of Evolent Health LLC, together with a share of our Class B common stock, will be exchangeable for one share of Class A common stock, as described under “The reorganization of our corporate structure—Third amended and restated operating agreement of Evolent Health LLC”.

Voting rights	Each share of our Class A common stock and Class B common stock will entitle its holder to one vote on all matters to be voted on by stockholders. Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law. After completion of this offering, (a) the TPG Funds will beneficially own approximately 6.2% of our outstanding Class A common stock and approximately 64.4% of our outstanding Class B common stock, which collectively represent 24.5% of our voting power, (b) UPMC will beneficially own approximately 38.5% of our outstanding Class A common stock, which represents 26.4% of our voting power, and (c) The Advisory Board will beneficially own approximately 16.7% of our outstanding Class A common stock and approximately 29.7% of our outstanding Class B common stock, which collectively represent 20.8% of our voting power.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $136,475,000, or approximately $157,456,250 if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $15.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $9,325,000 (assuming no exercise of the underwriters’ over-allotment option). We intend to use all of the net proceeds from this offering to purchase Class A common units of Evolent Health LLC from Evolent Health LLC at a price per Class A common unit equal to the public offering price per share of our Class A common stock, after deducting underwriting discounts and commissions. We expect that Evolent Health LLC will use the net proceeds of this offering contributed by us for working capital and other general corporate purposes. See “Use of proceeds”.

Dividend policy	We currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future. Our Class B common stock will not be entitled to any dividend payments. See “Dividend policy”.

Controlled company	We expect that TPG, The Advisory Board and UPMC will each be a party to a stockholders’ agreement and will collectively own a majority of the voting power of our outstanding common stock following the completion of this offering. Accordingly, we expect to be considered a “controlled company” under the NYSE rules. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including the requirement to have a board that is composed of a majority of independent directors. We intend to take advantage of these exemptions following the completion of this offering. See “Management—Controlled company”.

Risk factors	See “Risk factors” on page 19 and the other information in this prospectus for a discussion of factors you should carefully consider before you decide to invest in our Class A common stock.

Proposed listing and symbol	Our Class A common stock has been approved for listing on the NYSE under the symbol “EVH”.

Unless the context requires otherwise, the number of shares to be outstanding after completion of this offering is based on 38,226,748 shares of Class A common stock and 17,524,596 shares of Class B common stock outstanding as of May 25, 2015, after giving effect to the offering reorganization described under “The reorganization of our corporate structure” and this offering, but excludes:

•	17,524,596 shares of Class A common stock that are issuable upon exchanges of Class B common units (together with an equal number of shares of our Class B common stock) that will be outstanding immediately after the completion of this offering;

•	5,140,400 shares of our Class A common stock issuable upon the exercise of options outstanding under our 2011 Equity Incentive Plan at a weighted average exercise price of $4.43 and 6,000,000 shares of our Class A common stock reserved for issuance under our 2015 Omnibus Incentive Compensation Plan (see “Executive compensation”); and

•	the exercise by the underwriters of their over-allotment option.

Summary financial and operational data

Historically, our business has been operated through Evolent Health LLC and its predecessor. Prior to the offering reorganization, Evolent Health Holdings, Inc. was the managing member of Evolent Health LLC. The financial statements of Evolent Health Holdings, Inc. included elsewhere in this prospectus reflect the consolidated results, including Evolent Health LLC, through September 23, 2013 and reflect the results of Evolent Health LLC as an equity method investment subsequent to such date due to a deconsolidation that occurred as a result of a round of equity financing. Evolent Health, Inc. was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Upon the completion of this offering, all of our business will continue to be conducted through Evolent Health LLC, and the financial results of Evolent Health LLC will be consolidated in our financial statements. Evolent Health, Inc. will be a holding company whose principal asset will be all of the Class A common units in Evolent Health LLC. For more information regarding the offering reorganization and holding company structure, see “The reorganization of our corporate structure”.

The following tables summarize the financial and other data of Evolent Health LLC and Evolent Health Holdings, Inc. as of and for the periods indicated, as well as certain pro forma and pro forma as adjusted financial data of Evolent Health, Inc. The summary statements of operations data for the years ended December 31, 2014 and December 31, 2013 and the balance sheet data as of December 31, 2014 have been derived from the audited annual financial statements included elsewhere in this prospectus. The summary statements of operations data for the three months ended March 31, 2015 and March 31, 2014 and the balance sheet data as of March 31, 2015 have been derived from the unaudited interim financial statements included elsewhere in this prospectus. The unaudited interim financial statements were prepared on the same basis as the audited annual financial statements. In our opinion, such financial statements reflect all adjustments that are of a normal and recurring nature necessary to fairly state our financial position and results of operations in all material respects as of the dates and for the periods presented. The results of operations presented in the unaudited interim financial statements are not necessarily indicative of the results that may be expected for a full fiscal year or in any future period.

The unaudited pro forma consolidated balance sheet as of March 31, 2015 presents the consolidated financial position of Evolent Health, Inc. after giving pro forma effect to the offering reorganization and as further adjusted for this offering and the contemplated use of the net proceeds from this offering as described under “The reorganization of our corporate structure” and “Use of proceeds” as if such transactions occurred as of the balance sheet date. The unaudited pro forma consolidated statements of operations for the three months ended March 31, 2015 and the year ended December 31, 2014 presents the consolidated results of operations of Evolent Health, Inc. after giving pro forma effect to the offering reorganization and as further adjusted for this offering and the contemplated use of the net proceeds from this offering as described under “The reorganization of our corporate structure” and “Use of proceeds” as if such transactions had occurred on January 1, 2014. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the offering reorganization and as further adjusted for this offering, on the historical financial information of Evolent Health Holdings, Inc. The unaudited pro forma consolidated financial information also reflects the application of purchase accounting. The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of Evolent Health Holdings, Inc. that would have occurred had it operated as a public company during the periods presented.

The offering reorganization described under the heading “The reorganization of our corporate structure” will be accounted for as a purchase and the purchase price will be reflected on the financial statements of Evolent Health, Inc. Accordingly, purchase accounting adjustments will be reflected in the financial statements of Evolent Health, Inc. and will be accounted for as a business combination using the acquisition method of accounting. The following summary financial and operational data covers periods before the offering reorganization. Accordingly, the historical summary financial and operational data presented below does not reflect the purchase accounting adjustments described above. The general nature of our operations will not be impacted by the offering reorganization.

You should read the following summary financial and operational data together with the sections of this prospectus titled “Use of proceeds”, “Capitalization”, “Unaudited pro forma consolidated financial information”, “Selected historical financial and operational data” and “Management’s discussion and analysis of financial condition and results of operations” and the audited annual financial statements, unaudited interim financial statements and notes thereto with respect to each of Evolent Health LLC and Evolent Health Holdings, Inc. included elsewhere in this prospectus.

Evolent Health LLC

Results of operations (in thousands)	Historical		Historical
	Three months ended March 31,		Year ended December 31,
	2015	2014	2014	2013

Revenue
Transformation	$10,376	$7,420	$36,289	$34,560
Platform and operations	26,665	12,656	64,599	5,721

Total Revenue	37,041	20,076	100,888	40,281

Cost of revenue (exclusive of depreciation and amortization presented separately below)	26,454	14,821	73,122	46,327
Selling, general and administrative expenses	28,451	16,243	76,521	24,103
Depreciation and amortization expense	1,483	656	3,694	1,838

Total Operating Expenses	56,388	31,720	153,337	72,268

Operating Loss	(19,347)	(11,644)	(52,449)	(31,987)
Interest (income) / expense, net	(31)	(27)	(195)	820
Other (income) / expense, net	(1)	9	9	(1)

Loss before income tax	(19,315)	(11,626)	(52,263)	(32,806)
Income tax (benefit) / expense	—	—	—	8

Net Loss and Comprehensive Loss	$(19,315)	$(11,626)	$(52,263)	$(32,814)

Evolent Health Holdings, Inc.

	(successor)	(predecessor)		(successor)	(predecessor)
Results of operations (in thousands, except per share data)	Evolent Health, Inc. pro forma for offering reorganization and as adjusted for offering	Historical		Evolent Health, Inc. pro forma for offering reorganization and as adjusted for offering	Historical
	Three months ended March 31,			Year ended December 31,
	2015	2015	2014	2014	2014	2013

Revenue
Transformation	$10,376	$—	$—	$36,289	$—	$22,130
Platform and operations	26,665	—	—	64,599	—	3,541

Total Revenue	37,041	—	—	100,888	—	25,671
Cost of revenue (exclusive of depreciation and amortization presented separately below)	26,454	—	—	73,122	—	30,018
Selling, general and administrative expenses	28,451	—	—	76,521	—	15,600
Depreciation and amortization expenses	3,307	—	—	12,602	—	1,208

Total Operating Expenses	58,212	—	—	162,245	—	46,826

Operating Loss	(21,171)	—	—	(61,357)	—	(21,155)

Interest expense / (income), net	(31)	—	—	(195)	—	820
Other (income) / expense, net	(1)	—	—	9	—	(1)
Gain on deconsolidation	—	—	—	—	—	46,246
Loss from equity investees	—	(11,319)	(5,422)	—	(25,246)	(4,241)

(Loss) income before income tax	(21,139)	(11,319)	(5,422)	(61,171)	(25,246)	20,031
Income tax expense / (income)	—	—		—	—	8

Net (Loss) Income and Comprehensive (Loss) Income	$(21,139)	$(11,319)	$(5,422)	$(61,171)	$(25,246)	$20,023

Net (Loss) Income Attributable to Non-controlling Interest	$(6,645)	$—	$—	$(19,228)	$—	$—

Net (Loss) Income Attributable to the Company	$(14,494)	$(11,319)	$(5,422)	$(41,943)	$(25,246)	$20,023

Net (Loss) Income Available for Common Stockholders
Basic	(14,494)	(12,609)	(6,737)	(41,943)	(31,137)	2,418
Diluted	(14,494)	(12,609)	(6,737)	(41,943)	(31,137)	2,957

Net (Loss) Income Per Share Available for Common Stockholders(a)

Basic	$(0.38)	$(16.88)	$(13.38)	$(1.10)	$(53.83)	$10.03

Diluted	$(0.38)	$(16.88)	$(13.38)	$(1.10)	$(53.83)	$3.96

Weighted average common shares outstanding(a)
Basic	38,227	747.0	503.7	38,170	578.4	241.0
Diluted	38,227	747.0	503.7	38,170	578.4	746.9

(a)	Historical per share and total share figures do not give effect to the offering reorganization in which each share of capital stock of Evolent Health Holdings, Inc. will be entitled to receive four shares of Class A common stock of Evolent Health, Inc.

Balance sheet data (in thousands)	As of March 31, 2015
	Evolent Health, Inc. pro forma for offering reorganization and as adjusted for offering	Evolent Health, Inc. pro forma for offering reorganization	Evolent Health Holdings, Inc. historical
	(successor)		(predecessor)
Cash and cash equivalents	$150,749	$12,591	$—
Total Current Assets	185,924	47,766	1,074
Equity method investment	—	—	33,903
Total Assets	904,162	768,403	34,977
Total Liabilities	100,653	101,369	1,074
Total Redeemable Preferred Stock	—	—	39,273
Total Shareholders’ Equity (Deficit)	803,509	667,034	(5,370)

Total Liabilities, Redeemable Preferred Stock and Shareholders’ Equity (Deficit)	$904,162	$768,403	$34,977

Other financial and operational data

(in thousands, except lives on platform data)	Pro forma for offering reorganization and as adjusted for offering	Historical		Pro forma for offering reorganization and as adjusted for offering	Historical
	Three months ended March 31,			Year ended December 31,
	2015	2015	2014	2014	2014	2013

Evolent Health, Inc. (successor)
EBITDA(1)	$(17,863)	—	—	$(48,764)	—	—
Adjusted EBITDA(1)	$(8,848)	—	—	$(37,100)	—	—

Evolent Health LLC
EBITDA(1)	—	$(17,863)	$(10,997)	—	$(48,764)	$(30,148)
Adjusted EBITDA(1)	—	$(8,848)	$(9,560)	—	$(37,100)	$(28,913)
Lives on Platform(2)	—	478,893	300,078	—	432,837	174,193

(1)	We define “EBITDA” as net loss before depreciation and amortization expense, interest (income) / expense and income tax (expense) / benefit. We define “Adjusted EBITDA” as EBITDA adjusted to exclude stock-based compensation, other (income) / expense and transaction-related expenses. EBITDA and Adjusted EBITDA do not represent, and should not be considered as, alternatives to net (loss) income or cash flows from operations, each as determined in accordance with GAAP. We have presented EBITDA and Adjusted EBITDA because we consider them to be important supplemental measures of our performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. Other companies may calculate EBITDA and Adjusted EBITDA differently than we do. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP.

(2)	We define lives on our platform as the number of unique lives our partners are serving under value-based arrangements. Our platform and operations revenue is primarily based on the number of lives served by our partners under value-based arrangements.

The following is a reconciliation of net loss to EBITDA and Adjusted EBITDA:

Evolent Health LLC

	Historical
	Three months ended March 31,		Year ended December 31,
(in thousands)	2015	2014	2014	2013

Net loss	$(19,315)	$(11,626)	$(52,263)	$(32,814)
Depreciation and amortization expense	1,483	656	3,694	1,838
Interest (income) / expense, net	(31)	(27)	(195)	820
Income tax (expense) / benefit	—	—	—	8

EBITDA	(17,863)	(10,997)	(48,764)	(30,148)

Stock-based compensation(a)	8,019	1,428	11,091	1,235
Other (income) / expense, net(b)	(1)	9	9	(1)
Transaction-related expenses(c)	997	—	564	—

Adjusted EBITDA	$(8,848)	$(9,560)	$(37,100)	$(28,914)

(a)	Represents stock-based compensation expenses related to equity awards granted to Evolent Health LLC’s employees.
(b)	Represents other (income) / expense, consisting of expenses incurred in connection with convertible notes that were issued to certain of our current investors and subsequently converted into Series B preferred units in September 2013 and interest income from investing cash in U.S. agency obligations, Treasury bills and certificate of deposits.
(c)	Represents legal, professional and other expenses related to this offering.

Evolent Health, Inc. (successor)

	Pro forma for offering reorganization and as adjusted for offering
	Three months ended March 31,	Year ended December 31,
(in thousands)	2015	2014
Net loss	$(21,139)	$(61,171)
Depreciation and amortization expenses	3,307	12,602
Interest (income) / expense, net	(31)	(195)
Income tax (expense) / benefit	—	—

EBITDA	(17,863)	(48,764)

Stock-based compensation(a)	8,019	11,091
Other (income) / expense, net(b)	(1)	9
Transaction-related expenses(c)	997	564

Adjusted EBITDA	$(8,848)	$(37,100)

Risk factors

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the audited annual financial statements, unaudited interim financial statements and notes thereto with respect to each of Evolent Health LLC and Evolent Health Holdings, Inc. included elsewhere in this prospectus, before deciding whether to purchase shares of our Class A common stock. If any of the following risks are realized, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks relating to our business and industry

The market for healthcare in the United States is in the early stages of structural change and is rapidly evolving, which makes it difficult to forecast demand for our products and services.

The market for healthcare in the United States is in the early stages of structural change and is rapidly evolving. Our future financial performance will depend in part on growth in this market and on our ability to adapt to emerging demands of this market. It is difficult to predict with any precision the future growth rate and size of our target market.

The rapidly evolving nature of the market in which we operate, as well as other factors that are beyond our control, reduce our ability to accurately evaluate our long-term outlook and forecast annual performance. We believe demand for our products and services has been driven in large part by price pressure in traditional FFS healthcare, a regulatory environment that is incentivizing value-based care models, a rapid expansion of retail insurance, broader use of the Internet and advances in technology. Widespread acceptance of the value-based care model is critical to our future growth and success. A reduction in demand for our products and services caused by lack of acceptance, technological challenges, competing offerings or other factors would result in a lower revenue growth rate or decreased revenue, either of which could negatively impact our business and results of operations. In addition, our business, financial condition and results of operations may be adversely affected if healthcare reform is not implemented in accordance with our expectations or if it is amended in a way that impacts our business and results in our failure to execute our growth strategies.

If we fail to effectively manage our growth, our business and results of operations could be harmed.

We have expanded our operations significantly since our inception. For example, we grew from six full-time employees at inception to 836 employees as of April 30, 2015, and our revenue increased from $20.1 million for the three months ended March 31, 2014 to $37.0 million for the three months ended March 31, 2015 and from $40.3 million for fiscal 2013 to $100.9 million for fiscal 2014. If we do not effectively manage our growth as we continue to expand, the quality of our products and services could suffer. Our growth to date has increased the significant demands on our management, our operational and financial systems and infrastructure and other resources. In order to successfully expand our business, we must effectively recruit, integrate and motivate new employees, while maintaining the beneficial aspects of our corporate culture. We may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business and results of operations could be harmed. We must also continue to improve our existing systems for operational and financial management, including our reporting systems, procedures and controls. These improvements could require significant capital expenditures and place increasing demands on our management. We may not be successful in managing or expanding our operations or in maintaining adequate financial and operating systems and controls. If we do not successfully manage these processes, our business and results of operations could be harmed.

We derive a significant portion of our revenues from our largest partners.

Historically, we have relied on a limited number of partners for a substantial portion of our total revenue and accounts receivable. Our five largest partners, WakeMed Health and Hospitals, Indiana University Health, Piedmont WellStar Health Plan, Premier Health Partners and MedStar Health, Inc., comprised approximately 21%, 18%, 17%, 12% and 10%, respectively, of our revenue for the three months ended March 31, 2015, or 78% in the aggregate. For fiscal 2014, our four largest partners, Indiana University Health, WakeMed Health and Hospitals, Piedmont WellStar Health Plan and Premier Health Partners, comprised approximately 25%, 21%, 16% and 14%, respectively, of our revenue, or 76% in the aggregate. Our four largest partners in terms of accounts receivable , Piedmont WellStar Health Plan, Indiana University Health, Premier Health Partners and WakeMed Health and Hospitals, comprised approximately 35%, 22%, 12% and 12%, respectively, of such total amount as of March 31, 2015. Our five largest partners in terms of accounts receivable, Piedmont WellStar Health Plan, WakeMed Health and Hospitals, Indiana University Health, Baptist Health and MedStar Health, Inc., comprised approximately 37%, 17%, 15%, 14% and 10%, respectively, of such total amount as of December 31, 2014. The sudden loss of any of our partners, or the renegotiation of any of our partner contracts, could adversely affect our operating results. In April 2015, we signed an amendment to our agreement with Piedmont WellStar Health Plan that reduced our expected revenue under that contract. Revenue estimates are based on various assumptions, including those relating to the expected lives on platform, and may vary depending on the performance of our partner’s health plan and other factors. We currently expect a reduction in revenue for fiscal 2016 and fiscal 2017 of approximately 14% and 40%, respectively, relative to the revenue expected to be attributable to that contract in fiscal 2015, with more significant reductions expected in 2018. Accordingly, we currently expect the remaining total value for our contract with Piedmont WellStar to be reduced by approximately one-half. In connection with the amendment, the partner also agreed to sell its 2.2% ownership interest in us to certain of our existing investors, consisting of TPG, The Advisory Board and UPMC.

Because we rely on a limited number of partners for a significant portion of our revenues, we depend on the creditworthiness of these partners. If the financial condition of our partners declines, our credit risk could increase. Should one or more of our significant partners declare bankruptcy, it could adversely affect the collectability of our accounts receivable and affect our bad debt reserves and net income.

Although we have long-term contracts with our partners, these contracts may be terminated before their term expires for various reasons, such as changes in the regulatory landscape and poor performance by us, subject to certain conditions. For example, after a specified period, certain of these contracts are terminable for convenience by our partners after a notice period has passed and the partner has paid a termination fee. Certain of our contracts are terminable immediately upon the occurrence of certain events. For example, certain of our contracts may be terminated by the partner immediately following repeated failures by us to provide specified levels of service over periods ranging from six months to more than a year. One of our contracts may be terminated immediately by the partner if we lose applicable licenses, go bankrupt, lose our liability insurance or receive an exclusion, suspension or debarment from state or federal government authorities. In addition, one of our contracts may be terminated immediately if we become insolvent or file for bankruptcy. If any of our contracts with our partners is terminated, we may not be able to recover all fees due under the terminated contract, which may adversely affect our operating results.

If we are unable to offer new and innovative products and services or our products and services fail to keep pace with advances in industry standards, technology and our partners’ needs, our partners may terminate or fail to renew their relationship with us and our revenue and results of operations may suffer.

Our success depends on providing high-quality products and services that healthcare providers use to improve clinical, financial and operational performance. If we cannot adapt to rapidly evolving industry standards, technology and increasingly sophisticated and varied partner needs, our existing technology could become undesirable, obsolete or harm our reputation. We must continue to invest significant resources in our personnel and technology in a timely and cost-effective manner in order to enhance our existing products and services and introduce new high-quality products and services that existing partners and potential new partners will want. Our operating results would also suffer if our innovations are not responsive to the needs of our existing partners or potential new partners, are not appropriately timed with market opportunity, are not effectively brought to market or significantly increase our operating costs. If our new or modified product and service innovations are not responsive to partner preferences, emerging industry standards or regulatory changes, are not appropriately timed with market opportunity or are not effectively brought to market, we may lose existing partners or be unable to obtain new partners and our results of operations may suffer. In addition, should any of our partners terminate their relationship with us after implementation has begun, we would not only lose our time, effort and resources invested in that implementation, but we would also have lost the opportunity to leverage those resources to build a relationship with other partners over that same period of time.

We also engage third-party vendors to develop, maintain and enhance our technology solutions, and our ability to develop and implement new technologies is therefore dependent on our ability to engage suitable vendors. We may also need to license software or technology from third parties in order to maintain, expand or modify our technology platform. However, there is no guarantee we will be able to enter into such agreements on acceptable terms or at all. The functionality of our platform depends, in part, on our ability to integrate it with third-party applications and data management systems that our partners use and from which they obtain data. These third parties may terminate their relationships with us, change the features of their applications and platforms, restrict our access to their applications and platforms or alter the terms governing use of their applications, data management systems and application programming interfaces and access to those applications and platforms in an adverse manner.

The growth of our business relies, in part, on the growth and success of our partners and certain revenues from our engagements, which are difficult to predict and are subject to factors outside of our control.

We enter into agreements with our partners under which a significant portion of our fees are variable, including fees which are dependent upon the number of members that are covered by our partner’s healthcare plan each month, expansion of our partners and the services that we provide. The number of members covered by a partner’s healthcare plan is often impacted by factors outside of our control, such as the actions of our partner or third parties. Accordingly, revenue under these agreements is uncertain and unpredictable. If the number of members covered by one or more of our partner’s plans were to be reduced by a material amount, such decrease would lead to a decrease in our revenue, which could harm our business, financial condition and results of operations. In addition, growth forecasts of our partners are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. Even if the markets in which our partners compete meet the size estimates and growth forecasted, their health plan membership could fail to grow at similar rates, if at all.

In addition, the transition to value-based care may be challenging for our partners. For example, fully capitated provider risk arrangements have had a history of financial challenges for providers. Our partners may also have difficulty in value-based care if premium pricing is under pressure. Furthermore, revenue under our partner contracts may differ from our projections because of the termination of the contract for cause or at specified life cycle events, or because of fee reductions that are occasionally given after the contract is initially signed.

If we do not continue to attract new partners, we may not achieve our revenue projections, and our results of operations would be harmed.

In order to grow our business, we must continually attract new partners. Our ability to do so depends in large part on the success of our sales and marketing efforts. Potential partners may seek out other options. Therefore, we must demonstrate that our products and services provide a viable solution for potential partners. If we fail to provide high-quality solutions and convince individual partners of our value proposition, we may not be able to retain existing partners or attract new partners. In addition, there may be a limited-time opportunity to achieve and maintain a significant share of the market for our products and services due in part to the rapidly evolving nature of the healthcare and technology industries and the substantial resources available to our existing and potential competitors. If the market for our products and services declines or grows more slowly than we expect, or if the number of individual partners that use our solutions declines or fails to increase as we expect, our revenue, results of operations, financial condition, business and prospects could be harmed.

We typically incur significant upfront costs in our partner relationships, and if we are unable to develop or grow these partner relationships over time, we are unlikely to recover these costs and our operating results may suffer.

We devote significant resources to establish relationships with our partners and for each of the three months ended March 31, 2015 and fiscal 2014, our business development expenses represented approximately 10% of our total revenues. Some of our partners undertake a significant and prolonged evaluation process, including to determine whether our products and services meet their unique health system needs, which has in the past resulted in extended periods of time to establish a long-term partner relationship. Our efforts involve educating our partners about the use, technical capabilities and benefits of our products and services. Accordingly, our operating results will depend in substantial part on our ability to deliver a successful partner experience and persuade our partners to grow their relationship with us over time. There is no guarantee that we will be able to successfully convert a customer of our transformation services into a partner of our platform and operations services. If we are unable to sell additional products and services to existing partners, enter into and maintain favorable relationships with new partners or sufficiently grow our partners’ lives on platform, it could have a material adverse effect on our business, financial condition and results of operations. As we expect to grow rapidly, our customer acquisition costs could outpace our build-up of recurring revenue, and we may be unable to reduce our total operating costs through economies of scale such that we are unable to achieve profitability. In addition, we estimate the costs and timing for completing the transformation phase, including the Blueprint phase, of the partner relationship. These estimates reflect our best judgment. Any increased or unexpected costs or unanticipated delays, including delays caused by factors outside our control, could cause our operating results to suffer.

If the estimates and assumptions we use to determine the size of our target market are inaccurate, our future growth rate may be impacted and our business would be harmed.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of the market for our services may prove to be inaccurate. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all.

The principal assumptions relating to our market opportunity include health insurance expenditures, the total percentage of payments providers receive under value-based contracting, the size of the provider-sponsored health plan market and the fees we believe we can charge. Our market opportunity is also based on the assumption that the strategic approach that our solution enables for our potential partners will be more attractive to our partners than competing solutions. The solution we offer our target market contemplates one strategic option—to pursue clinical and technological integration to reduce utilization and total cost—among several such options our potential partners may pursue to achieve their objectives. Our potential partners may elect to pursue a different strategic option.

If these assumptions prove inaccurate, our business, financial condition and results of operations could be adversely affected. For more information regarding our estimates of market opportunity and the forecasts of market growth included in this prospectus, see “Market data and industry forecasts and projections”.

If we are not able to maintain and enhance our reputation and brand recognition, our business and results of operations will be harmed.

We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with existing partners and to our ability to attract new partners. The promotion of our brand may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Our marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur and our results of operations could be harmed. In addition, any factor that diminishes our reputation or that of our management, including failing to meet the expectations of our partners, could make it substantially more difficult for us to attract new partners. Similarly, because our existing partners often act as references for us with prospective new partners, any existing partner that questions the quality of our work or that of our employees could impair our ability to secure additional new partners. If we do not successfully maintain and enhance our reputation and brand recognition, our business may not grow and we could lose our relationships with partners, which would harm our business, results of operations and financial condition.

Consolidation in the healthcare industry could have a material adverse effect on our business, financial condition and results of operations.

Many healthcare industry participants are consolidating to create larger and more integrated healthcare delivery systems with greater market power. We expect regulatory and economic conditions to result in additional consolidation in the healthcare industry in the future. As consolidation accelerates, the economies of scale of our partners’ organizations may grow. If a partner experiences sizable growth following consolidation, it may determine that it no longer needs to rely on us and may reduce its demand for our products and services. In addition, as healthcare providers consolidate to create larger and more integrated healthcare delivery systems with greater market power, these providers may try to use their market power to negotiate fee reductions for our products and services. Finally, consolidation may also result in the acquisition or future development by our partners of products and services that compete with our products and services. Any of these potential results of consolidation could have a material adverse effect on our business, financial condition and results of operations.

We may face intense competition, which could limit our ability to maintain or expand market share within our industry, and if we do not maintain or expand our market share our business and operating results will be harmed.

The market for our products and services is fragmented, competitive and characterized by rapidly evolving technology standards, customer needs and the frequent introduction of new products and services. Our competitors range from smaller niche companies to large, well-financed and technologically-sophisticated entities.

We compete on the basis of several factors, including breadth, depth and quality of product and service offerings, ability to deliver clinical, financial and operational performance improvement through the use of products and services, quality and reliability of services, ease of use and convenience, brand recognition and the ability to integrate services with existing technology. Some of our competitors are more established, benefit from greater brand recognition, have larger client bases and have substantially greater financial, technical and marketing resources. Other competitors have proprietary technology that differentiates their product and service offerings from ours. Our competitors are constantly developing products and services that may become more efficient or appealing to our existing partners and potential partners. Additionally, some healthcare information technology providers have begun to incorporate enhanced analytical tools and functionality into their core product and service offerings used by healthcare providers. As a result of these competitive advantages, our competitors and potential competitors may be able to respond more quickly to market forces, undertake more extensive marketing campaigns for their brands, products and services and make more attractive offers to our existing partners and potential partners.

We also compete on the basis of price. We may be subject to pricing pressures as a result of, among other things, competition within the industry, consolidation of healthcare industry participants, practices of managed care organizations, government action and financial stress experienced by our partners. If our pricing experiences significant downward pressure, our business will be less profitable and our results of operations will be adversely affected.

We cannot be certain that we will be able to retain our current partners or expand our partner base in this competitive environment. If we do not retain current partners or expand our partner base, or if we have to renegotiate existing contracts, our business, financial condition and results of operations will be harmed. Moreover, we expect that competition will continue to increase as a result of consolidation in both the healthcare information technology and healthcare industries. If one or more of our competitors or potential competitors were to merge or partner with another of our competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively and could harm our business, financial condition and results of operations.

Exclusivity and right of first refusal clauses in some of our partner and founder contracts may prohibit us from partnering with certain other providers in the future, and as a result may limit our growth.

Some of our partner and founder contracts include exclusivity and right of first refusal clauses. Any founder contracts with exclusivity, right of first refusal or other restrictive provisions may limit our ability to conduct business with certain potential partners, including competitors of our founders. For example, under the UPMC IP Agreement, if we were to conduct business with certain precluded providers, it would result in the loss of the license thereunder. Partner contracts with exclusivity or other restrictive provisions may limit our ability to partner with or provide services to other providers or purchase services from other vendors within certain time periods. These exclusivity or other restrictive provisions often apply to specific competitors of our health system partners or specific geographic areas within a particular state or an entire state. Accordingly, these exclusivity clauses may prevent us from entering into long-term relationships with potential partners and could cause our business, financial condition and results of operations to be harmed. See “Certain relationships and related transactions—Commercial agreements with certain investors”.

In addition, we entered into a services, reseller and non-competition agreement with The Advisory Board, which we refer to as The Advisory Board Reseller Agreement, that, among other things, prohibits us from promoting, marketing, offering or selling certain unbundled technology services, consulting services unless reasonably expected to lead to a long-term services contract or be part of a Blueprint engagement, or certain other services that are substantially similar to or competitive with certain Advisory Board services. Accordingly, that agreement prohibits us from selling such software or technology services on a standalone basis, but permits us to sell such services if they are part of an integrated offering to our partners and such services account for no more than 50% of the aggregate revenue attributable to our partner during the term of the contract. The Advisory Board Reseller Agreement also prohibits us from promoting, marketing, offering or selling consulting services that are not intended to be a part of our Blueprint services or any services that are substantially similar to or competitive with certain Advisory Board services. These restrictions are in effect until the earlier of June 27, 2020 and the date on which The Advisory Board no longer holds shares of our common stock. We have also entered into a reseller, services and non-competition agreement with an affiliate of UPMC, which we refer to as the UPMC Reseller Agreement, pursuant to which we are prohibited from contracting with third parties to provide certain TPA services for a certain time period. These restrictions could cause our business, financial condition and results of operations to be harmed if we found it advantageous to obtain TPA services from a third party or offer certain services, including unbundled software or technology services, during the restricted period. See “Certain relationships and related transactions—Commercial agreements with certain investors—Services, reseller and non-competition agreements”.

The healthcare regulatory and political framework is uncertain and evolving.

Healthcare laws and regulations are rapidly evolving and may change significantly in the future, which could adversely affect our financial condition and results of operations. For example, in March 2010, the ACA was adopted, which is a healthcare reform measure that provides healthcare insurance for approximately 30 million more Americans. The ACA includes a variety of healthcare reform provisions and requirements that will become effective at varying times through 2018 and substantially changes the way healthcare is financed by both governmental and private insurers, which may significantly impact our industry and our business. Many of the provisions of the ACA will phase in over the course of the next several years, and we may be unable to predict accurately what effect the ACA or other healthcare reform measures that may be adopted in the future, including amendments to the ACA, will have on our business. In addition, provisions of the ACA may be challenged in the courts. For example, in 2015 the U.S. Supreme Court is expected to determine whether the IRS can extend tax credits to federal health insurance exchanges established by the Department of Health and Human Services despite language in the ACA that allegedly authorizes tax credits only for health insurance exchanges established by states.

In addition, we are subject to various other laws and regulations, including, among others, the Stark Law relating to self-referrals, anti-kickback laws, antitrust laws and the privacy and data protection laws described below. See “Business—Healthcare laws and regulations”. If we were to become subject to litigation or liabilities under these or other laws, our business could be adversely affected. See “—We may become subject to litigation, which could have a material adverse effect on our business, financial condition and results of operations.”

We are subject to privacy and data protection laws governing the transmission, security and privacy of health information, which may impose restrictions on the manner in which we access personal data and subject us to penalties if we are unable to fully comply with such laws.

As described below, we are required to comply with numerous federal and state laws and regulations governing the collection, use, disclosure, storage and transmission of individually identifiable health information that we may obtain or have access to in connection with the provision of our services. These laws and regulations, including their interpretation by governmental agencies, are subject to frequent change and could have a negative impact on our business.

•	The Health Insurance Portability and Accountability Act, or HIPAA, expanded protection of the privacy and security of personal health information and required the adoption of standards for the exchange of electronic health information. Among the standards that the Department of Health and Human Services has adopted pursuant to HIPAA are standards for electronic transactions and code sets, unique identifiers for providers, employers, health plans and individuals, security, electronic signatures, privacy and enforcement. Failure to comply with HIPAA could result in fines and penalties that could have a material adverse effect on us.

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The Health Information Technology for Economic and Clinical Health Act, or the HITECH Act, enacted as part of the American Recovery and Reinvestment Act of 2009, also known as the “Stimulus Bill”, effective February 22, 2010, set forth health information security breach notification requirements and increased penalties for violation of HIPAA. The HITECH Act requires individual notification for all breaches, media notification of breaches for over 500 individuals and at least annual reporting of all breaches to the Department of Health and Human Services. The HITECH Act also replaced the prior penalty system of one tier of penalties of $100 per violation and an annual maximum of $25,000 with a four-tier system of sanctions for breaches. Penalties now range from the original $100 per violation and an annual maximum of $25,000 for the first tier to a minimum of $50,000 per violation and an annual maximum of $1.5 million for the fourth tier. Failure to comply with the HITECH Act could result in fines and penalties that could have a material adverse effect on us.

•	Numerous other federal and state laws may apply that restrict the use and protect the privacy and security of individually identifiable information, as well as employee personal information. These include state medical privacy laws, state social security number protection laws and federal and state consumer protection laws. These various laws in many cases are not preempted by HIPAA and may be subject to varying interpretations by the courts and government agencies, creating complex compliance issues for us and our partners and potentially exposing us to additional expense, adverse publicity and liability, any of which could adversely affect our business.

•	Federal and state consumer protection laws are increasingly being applied by the United States Federal Trade Commission, or FTC, and states’ attorneys general to regulate the collection, use, storage and disclosure of personal or individually identifiable information, through websites or otherwise, and to regulate the presentation of website content.

There is ongoing concern from privacy advocates, regulators and others regarding data protection and privacy issues, and the number of jurisdictions with data protection and privacy laws has been increasing. Also, there are ongoing public policy discussions regarding whether the standards for deidentified, anonymous or pseudonomized health information are sufficient, and the risk of re-identification sufficiently small, to adequately protect patient privacy. These discussions may lead to further restrictions on the use of such information. There can be no assurance that these initiatives or future initiatives will not adversely affect our ability to access and use data or to develop or market current or future services.

The security measures that we and our third-party vendors and subcontractors have in place to ensure compliance with privacy and data protection laws may not protect our facilities and systems from security breaches, acts of vandalism or theft, computer viruses, misplaced or lost data, programming and human errors or other similar events. Under the HITECH Act, as a business associate we may also be liable for privacy and security breaches and failures of our subcontractors. Even though we provide for appropriate protections through our agreements with our subcontractors, we still have limited control over their actions and practices. A breach of privacy or security of individually identifiable health information by a subcontractor may result in an enforcement action, including criminal and civil liability, against us. Due to the recent enactment of the HITECH Act, we are not able to predict the extent of the impact such incidents may have on our business. Our failure to comply may result in criminal and civil liability because the potential for enforcement action against business associates is now greater. Enforcement actions against us could be costly and could interrupt regular operations, which may adversely affect our business. While we have not received any notices of violation of the applicable privacy and data protection laws and believe we are in compliance with such laws, there can be no assurance that we will not receive such notices in the future.

If we are unable to obtain, maintain and enforce intellectual property protection for our technology and products or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize technology and products substantially similar to ours, and our ability to successfully commercialize our technology and products may be adversely affected.

Our business depends on proprietary technology and content, including software, databases, confidential information and know-how, the protection of which is crucial to the success of our business. We rely on a combination of trademark, trade-secret, and copyright laws and confidentiality procedures and contractual provisions to protect our intellectual property rights in our proprietary technology and content. We are pursuing the registration of our trademarks and service marks in the United States. We may, over time, increase our investment in protecting our intellectual property through additional trademark, patent and other intellectual property filings that could be expensive and time-consuming. Effective trademark, trade-secret and copyright protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. These measures, however, may not be sufficient to offer us meaningful protection. If we are unable to protect our intellectual property and other proprietary rights, our competitive position and our business could be harmed, as third parties may be able to commercialize and use technologies and software products that are substantially the same as ours without incurring the development and licensing costs that we have incurred. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed or misappropriated, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, or our intellectual property rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide us with competitive advantages, which could result in costly redesign efforts, discontinuance of certain offerings or other competitive harm.

Monitoring unauthorized use of our intellectual property is difficult and costly. From time to time, we seek to analyze our competitors’ products and services, and may in the future seek to enforce our rights against potential infringement. However, the steps we have taken to protect our proprietary rights may not be adequate to prevent infringement or misappropriation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully protect our intellectual property rights could result in harm to our ability to compete and reduce demand for our technology and products. Moreover, our failure to develop and properly manage new intellectual property could adversely affect our market positions and business opportunities. Also, some of our products and services rely on technologies and software developed by or licensed from third parties, and we may not be able to maintain our relationships with such third parties or enter into similar relationships in the future on reasonable terms or at all.

We may also be required to protect our proprietary technology and content in an increasing number of jurisdictions, a process that is expensive and may not be successful, or which we may not pursue in every location. In addition, effective intellectual property protection may not be available to us in every country, and the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States. Additional uncertainty may result from changes to intellectual property legislation enacted in the United States and elsewhere, and from interpretations of intellectual property laws by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to obtain and maintain the intellectual property rights necessary to provide us with a competitive advantage. Our failure to obtain, maintain and enforce our intellectual property rights could therefore have a material adverse effect on our business, financial condition and results of operations.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

The registered or unregistered trademarks or trade names that we own or license may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential partners. In addition, third parties may in the future file for registration of trademarks similar or identical to our trademarks. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to commercialize our technologies or products in certain relevant countries. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

Third parties may initiate legal proceedings alleging that we are infringing or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition and results of operations.

Our commercial success depends on our ability to develop and commercialize our services and use our proprietary technology without infringing the intellectual property or proprietary rights of third parties. Intellectual property disputes can be costly to defend and may cause our business, operating results and financial condition to suffer. As the market for healthcare in the United States expands and more patents are issued, the risk increases that there may be patents issued to third parties that relate to our products and technology of which we are not aware or that we must challenge to continue our operations as currently contemplated. Whether merited or not, we may face allegations that we, our partners, our licensees or parties indemnified by us have infringed or otherwise violated the patents, trademarks, copyrights or other intellectual property rights of third parties. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties. Additionally, in recent years, individuals and groups have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours. We may also face allegations that our employees have misappropriated the intellectual property or proprietary rights of their former employers or other third parties. It may be necessary for us to initiate litigation to defend ourselves in order to determine the scope, enforceability and validity of third-party intellectual property or proprietary rights, or to establish our respective rights. Regardless of whether claims that we are infringing patents or other intellectual property rights have merit, such claims can be time-consuming, divert management’s attention and financial resources and can be costly to evaluate and defend. Results of any such litigation are difficult to predict and may require us to stop commercializing or using our products or technology, obtain licenses, modify our services and technology while we develop non-infringing substitutes or incur substantial damages, settlement costs or face a temporary or permanent injunction prohibiting us from marketing or providing the affected products and services. If we require a third-party license, it may not be available on reasonable terms or at all, and we may have to pay substantial royalties, upfront fees or grant cross-licenses to intellectual property rights for our products and services. We may also have to redesign our products or services so they do not infringe third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time, during which our technology and products may not be available for commercialization or use. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable to uphold its contractual obligations. If we cannot or do not obtain a third-party license to the infringed technology at all, license the technology on reasonable terms or obtain similar technology from another source, our revenue and earnings could be adversely impacted.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business with respect to intellectual property. We are not currently subject to any claims from third parties asserting infringement of their intellectual property rights. Some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Class A common stock. Moreover, any uncertainties resulting from the initiation and continuation of any legal proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our operations. Assertions by third parties that we violate their intellectual property rights could therefore have a material adverse effect on our business, financial condition and results of operations.

Our use of “open source” software could adversely affect our ability to offer our services and subject us to possible litigation.

We may use open source software in connection with our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the use of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute software containing open source software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code, which could include valuable proprietary code of the user, on unfavorable terms or at no cost. While we monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. Any requirement to disclose our proprietary source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition and results of operations and could help our competitors develop products and services that are similar to or better than ours.

If we are unable to protect the confidentiality of our trade secrets, know-how and other proprietary information, the value of our technology and products could be adversely affected.

We may not be able to protect our trade secrets, know-how and other proprietary information adequately. Although we use reasonable efforts to protect this proprietary information and technology, our employees, consultants and other parties may unintentionally or willfully disclose our information or technology to competitors. Enforcing a claim that a third party illegally obtained and is using any of our proprietary information or technology is expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets, know-how and other proprietary information. We rely, in part, on non-disclosure, confidentiality and invention assignment agreements with our employees, consultants and other parties to protect our trade secrets, know-how and other intellectual property and proprietary information. These agreements may not be self-executing, or they may be breached and we may not have adequate remedies for such breach. Moreover, third parties may independently develop similar or equivalent proprietary information or otherwise gain access to our trade secrets, know-how and other proprietary information.

We depend on certain technologies that are licensed to us. We do not control the intellectual property rights covering these technologies and any loss of our rights to these technologies or the rights licensed to us could prevent us from developing and/or commercializing our products.

We are a party to a number of license agreements under which we are granted rights to intellectual property that is important to our business, and we expect that we may need to enter into additional license agreements in the future. We rely on these licenses to use various proprietary technologies that are material to our business, including without limitation those technologies licensed under an intellectual property and development services license agreement between us and UPMC, or the UPMC IP Agreement, a technology license agreement between us and UPMC, or the UPMC Technology Agreement, and an intellectual property license and data access agreement with The Advisory Board, or The Advisory Board IP Agreement. Under the UPMC IP Agreement, certain of UPMC’s proprietary analytics models and know-how are licensed to us on a non-exclusive basis from UPMC; pursuant to the UPMC Technology Agreement, UPMC’s proprietary technology platform, associated know-how and the Identifi® trademark are licensed to us on an irrevocable, non-exclusive basis from UPMC; in each case, subject to certain ongoing territorial, time and use restrictions. Under The Advisory Board IP Agreement, we hold a license to use a business plan and operating model designed by The Advisory Board, a right to access certain analysis, data and proprietary information of The Advisory Board, we obtain a membership in The Advisory Board’s healthcare industry program, and the right to access key Advisory Board personnel and assistance in our promotion and sales efforts. Our rights to use these technologies and know-how and employ the software claimed in the licensed technologies are subject to the continuation of and our compliance with the terms of those licenses. Our existing license agreements impose, and we expect that future license agreements will impose on us, various exclusivity obligations. If we fail to comply with our obligations under these agreements, the applicable licensor may have the right to terminate our license, in which case we may not be able to develop or commercialize the products or technologies covered by the license.

Disputes may arise between us and our licensors regarding intellectual property rights subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the license agreement;

•	our obligations with respect to the use of the licensed technology in relation to our services and technologies, and which activities satisfy those obligations;

•	whether our activities are in compliance with the restrictions placed upon our rights to use the licensed technology by our licensors; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

If disputes over intellectual property rights that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected products and technologies.

The risks described elsewhere pertaining to our intellectual property rights also apply to the intellectual property rights that we license, and any failure by us or our licensors to obtain, maintain and enforce these rights could have a material adverse effect on our business. In some cases, we do not have control over the prosecution, maintenance or enforcement of the intellectual property rights that we license, and may not have sufficient ability to consult and input into the prosecution and maintenance process with respect to such intellectual property, and our licensors may fail to take the steps we feel are necessary or desirable in order to obtain, maintain and enforce the licensed intellectual property rights and, as a result, our ability to retain our competitive advantage with respect to our products and technologies may be materially affected.

Any restrictions on our use of, or ability to license, data, or our failure to license data and integrate third-party technologies, could have a material adverse effect on our business, financial condition and results of operations.

We depend upon licenses from third parties for some of the technology and data used in our applications, and for some of the technology platforms upon which these applications are built and operate, including under the UPMC IP Agreement, the UPMC Technology Agreement and The Advisory Board IP Agreement. We expect that we may need to obtain additional licenses from third parties in the future in connection with the development of our products and services. In addition, we obtain a portion of the data that we use from government entities, public records and from our partners for specific partner engagements. We believe that we have all rights necessary to use the data that is incorporated into our products and services. However, we cannot assure you that our licenses for information will allow us to use that information for all potential or contemplated applications and products. In addition, certain of our products depend on maintaining our data and analytics platform, which is populated with data disclosed to us by our partners with their consent. If these partners revoke their consent for us to maintain, use, de-identify and share this data, consistent with applicable law, our data assets could be degraded.

In the future, data providers could withdraw their data from us or restrict our usage for any reason, including if there is a competitive reason to do so, if legislation is passed restricting the use of the data or if judicial interpretations are issued restricting use of the data that we currently use in our products and services. In addition, data providers could fail to adhere to our quality control standards in the future, causing us to incur additional expense to appropriately utilize the data. If a substantial number of data providers were to withdraw or restrict their data, or if they fail to adhere to our quality control standards, and if we are unable to identify and contract with suitable alternative data suppliers and integrate these data sources into our service offerings, our ability to provide products and services to our partners would be materially adversely impacted, which could have a material adverse effect on our business, financial condition and results of operations.

We also integrate into our proprietary applications and use third-party software to maintain and enhance, among other things, content generation and delivery, and to support our technology infrastructure. Some of this software is proprietary and some is open source software. Our use of third-party technologies exposes us to increased risks, including, but not limited to, risks associated with the integration of new technology into our solutions, the diversion of our resources from development of our own proprietary technology and our inability to generate revenue from licensed technology sufficient to offset associated acquisition and maintenance costs. These technologies may not be available to us in the future on commercially reasonable terms or at all and could be difficult to replace once integrated into our own proprietary applications. Most of these licenses can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. Our inability to obtain, maintain or comply with any of these licenses could delay development until equivalent technology can be identified, licensed and integrated, which would harm our business, financial condition and results of operations.

Most of our third-party licenses are non-exclusive and our competitors may obtain the right to use any of the technology covered by these licenses to compete directly with us. Our use of third-party technologies exposes us to increased risks, including, but not limited to, risks associated with the integration of new technology into our solutions, the diversion of our resources from development of our own proprietary technology and our inability to generate revenue from licensed technology sufficient to offset associated acquisition and maintenance costs. In addition, if our data suppliers choose to discontinue support of the licensed technology in the future, we might not be able to modify or adapt our own solutions.

Data loss or corruption due to failures or errors in our systems or service disruptions at our data centers may adversely affect our reputation and relationships with existing partners, which could have a negative impact on our business, financial condition and results of operations.

Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that our partners regard as significant. Complex software such as ours may contain errors or failures that are not detected until after the software is introduced or updates and new versions are released. We continually introduce new software and updates and enhancements to our existing software. Despite testing by us, we may discover defects or errors in our software. Any defects or errors could expose us to risk of liability to partners and the government and could cause delays in the introduction of new products and services, result in increased costs and diversion of development resources, require design modifications, decrease market acceptance or partner satisfaction with our products and services or cause harm to our reputation.

Furthermore, our partners might use our software together with products from other companies. As a result, when problems occur, it might be difficult to identify the source of the problem. Even when our software does not cause these problems, the existence of these errors might cause us to incur significant costs, divert the attention of our technical personnel from our product development efforts, impact our reputation and lead to significant partner relations problems.

Our business is subject to online security risks, and if we are unable to safeguard the security and privacy of confidential data, our reputation and business will be harmed.

Our services involve the collection, storage and analysis of confidential information. In certain cases such information is provided to third parties, for example, to the service providers who provide hosting services for our technology platform, and we may be unable to control the use of such information or the security protections employed by such third parties. We may be required to expend significant capital and other resources to protect against security breaches or to alleviate problems caused by security breaches. Despite our implementation of security measures, techniques used to obtain unauthorized access to information or to sabotage information technology systems change frequently. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any compromise or perceived compromise of our security (or the security of our third-party service providers who have access to confidential information) could damage our reputation and our relationship with our partners, could reduce demand for our products and services and could subject us to significant liability as well as regulatory action. In addition, in the event that new data security laws are implemented, we may not be able to timely comply with such requirements, or such requirements may not be compatible with our current processes. Changing our processes could be time consuming and expensive, and failure to timely implement required changes could subject us to liability for non-compliance.

We rely on Internet infrastructure, bandwidth providers, data center providers, other third parties and our own systems for providing services to our partners, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and negatively impact our relationships with partners, adversely affecting our brand and our business.

Our ability to deliver our products and services, particularly our cloud-based solutions, is dependent on the development and maintenance of the infrastructure of the Internet and other telecommunications services by third parties. This includes maintenance of a reliable network connection with the necessary speed, data capacity and security for providing reliable Internet access and services and reliable telephone and facsimile services. Our services are designed to operate without interruption in accordance with our service level commitments.

However, we have experienced limited interruptions in these systems in the past, including server failures that temporarily slow down the performance of our services, and we may experience more significant interruptions in the future. We rely on internal systems as well as third-party suppliers, including bandwidth and telecommunications equipment providers, to provide our services. We do not maintain redundant systems or facilities for some of these services. Interruptions in these systems, whether due to system failures, computer viruses, physical or electronic break-ins or other catastrophic events, could affect the security or availability of our services and prevent or inhibit the ability of our partners to access our services. In the event of a catastrophic event with respect to one or more of these systems or facilities, we may experience an extended period of system unavailability, which could result in substantial costs to remedy those problems or negatively impact our relationship with our partners, our business, results of operations and financial condition. To operate without interruption, both we and our service providers must guard against:

•	damage from fire, power loss and other natural disasters;
•	telecommunications failures;
•	software and hardware errors, failures and crashes;

•	security breaches, computer viruses and similar disruptive problems; and
•	other potential interruptions.

Any disruption in the network access, telecommunications or co-location services provided by third-party providers or any failure of or by third-party providers’ systems or our own systems to handle current or higher volume of use could significantly harm our business. We exercise limited control over our third-party suppliers, which increases our vulnerability to problems with services they provide. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services or our own systems could negatively impact our relationships with partners and adversely affect our business and could expose us to third-party liabilities. Although we maintain insurance for our business, the coverage under our policies may not be adequate to compensate us for all losses that may occur. In addition, we cannot provide assurance that we will continue to be able to obtain adequate insurance coverage at an acceptable cost.

The reliability and performance of our Internet connection may be harmed by increased usage or by denial-of-service attacks. The Internet has experienced a variety of outages and other delays as a result of damages to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the availability of the Internet to us for delivery of our Internet-based services.

We rely on third-party vendors to host and maintain our technology platform.

We rely on third-party vendors to host and maintain our technology platform, including Identifi®. Our ability to offer our services and operate our business is therefore dependent on maintaining our relationships with third-party vendors, particularly UPMC, and entering into new relationships to meet the changing needs of our business. Any deterioration in our relationships with such vendors or our failure to enter into agreements with vendors in the future could harm our business, results of operations and financial condition. Despite precautions taken at our vendors’ facilities, the occurrence of a natural disaster, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in our service. These service interruption events could cause our platform to be unavailable to our partners and impair our ability to deliver services and to manage our relationships with new and existing partners, which in turn could materially affect our results of operations.

If our vendors are unable or unwilling to provide the services necessary to support our business, or if our agreements with such vendors are terminated, our operations could be significantly disrupted. Two of our vendor agreements may be unilaterally terminated by the licensor for convenience, and if such agreements are terminated, we may not be able to enter into similar relationships in the future on reasonable terms or at all. We may also incur substantial costs, delays and disruptions to our business in transitioning such services to ourselves or other third-party vendors. In addition, third-party vendors may not be able to provide the services required in order to meet the changing needs of our business.

We depend on our senior management team, and the loss of one or more of our executive officers or key employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our key executive officers. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. The replacement of one or more of our executive officers or other key employees would likely involve significant time and costs and may significantly delay or prevent the achievement of our business objectives.

In addition, competition for qualified management in our industry is intense. Many of the companies with which we compete for management personnel have greater financial and other resources than we do. We have not entered into employment agreements with our executive officers. All of our employees are “at-will” employees, and their employment can be terminated by us or them at any time, for any reason and without notice and without the payment of any severance. The departure of key personnel could adversely affect the conduct of our business. In such event, we would be required to hire other personnel to manage and operate our business, and there can be no assurance that we would be able to employ a suitable replacement for the departing individual, or that a replacement could be hired on terms that are favorable to us. In addition, volatility or lack of performance in our stock price may affect our ability to attract replacements should key personnel depart. If we are not able to retain any of our key management personnel, our business could be harmed.

We may make future acquisitions and investments which may be difficult to integrate, divert management resources, result in unanticipated costs or dilute our stockholders.

Part of our business strategy is to acquire or invest in companies, products or technologies that complement our current products and services, enhance our market coverage or technical capabilities or offer growth opportunities. Future acquisitions and investments could pose numerous risks to our operations, including:

•	difficulty integrating the purchased operations, products or technologies;

•	substantial unanticipated integration costs;

•	assimilation of the acquired businesses, which may divert significant management attention and financial resources from our other operations and could disrupt our ongoing business;

•	the loss of key employees, particularly those of the acquired operations;

•	difficulty retaining or developing the acquired business’ customers;

•	adverse effects on our existing business relationships;

•	failure to realize the potential cost savings or other financial benefits or the strategic benefits of the acquisitions, including failure to consummate any proposed or contemplated transaction; and

•	liabilities from the acquired businesses for infringement of intellectual property rights or other claims and failure to obtain indemnification for such liabilities or claims.

In connection with these acquisitions or investments, we could incur debt, amortization expenses related to intangible assets or large and immediate write-offs, assume liabilities or issue stock that would dilute our current stockholders’ ownership. We may be unable to complete acquisitions or integrate the operations, products or personnel gained through any such acquisition without a material adverse effect on our business, financial condition and results of operations.

We may need to obtain additional financing which may not be available or, if it is available, may result in a reduction in the ownership of our stockholders.

We may need to raise additional funds in order to:

•	finance unanticipated working capital requirements;

•	develop or enhance our technological infrastructure and our existing products and services;

•	fund strategic relationships, including joint ventures and co-investments;

•	fund additional implementation engagements;

•	respond to competitive pressures; and

•	acquire complementary businesses, technologies, products or services.

Additional financing may not be available on terms favorable to us, or at all. If adequate funds are unavailable or are unavailable on acceptable terms, our ability to fund our expansion strategy, take advantage of unanticipated opportunities, develop or enhance technology or services or otherwise respond to competitive pressures could be significantly limited. If we raise additional funds by issuing equity or convertible debt securities, the ownership of our then-existing stockholders may be reduced, and holders of these securities may have rights, preferences or privileges senior to those of our then-existing stockholders. In addition, any indebtedness we incur and restrictive covenants contained in the agreements related thereto could:

•	make it difficult for us to satisfy our obligations, including interest payments on any debt obligations;

•	limit our ability to obtain additional financing to operate our business;

•	require us to dedicate a substantial portion of our cash flow to payments on our debt, reducing our ability to use our cash flow to fund capital expenditures and working capital and other general operational requirements;

•	limit our flexibility to plan for and react to changes in our business and the healthcare industry;

•	place us at a competitive disadvantage relative to our competitors;

•	limit our ability to pursue acquisitions; and

•	increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates or a downturn in our business or the economy.

The occurrence of any one of these events could cause a significant decrease in our liquidity and impair our ability to pay amounts due on any indebtedness, and could have a material adverse effect on our business, financial condition and results of operations.

We have experienced net losses in the past and we may not achieve profitability in the future.

After giving pro forma effect to the offering reorganization, we would have experienced a net loss of $14.4 million for the three months ended March 31, 2015 and $41.6 million for fiscal 2014. Our operating expenses may increase substantially in the foreseeable future as we continue to invest to grow our business and build relationships with partners, develop our platform, develop new solutions and comply with being a public company. We expect to incur significant additional expenses as a public company. These efforts may prove to be more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. In addition, to the extent we are successful in increasing our partner base, we could incur increased losses because significant costs associated with entering into partner agreements are generally incurred up front, while revenue is generally recognized ratably over the term of the agreement. As a result, we may need to raise additional capital through equity and debt financings in order to fund our operations. We may also fail to improve the gross margins of our business. If we are unable to effectively manage these risks and difficulties as we encounter them, our business, financial condition and results of operations may suffer.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company”.

Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a negative effect on our business, financial condition and results of operations.

As a public company, we will be subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we may need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth as a public company will also require us to commit additional management, operational and financial resources to identify new professionals to join our company and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

As an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Our pro forma financial information may not be representative of our future performance.

In preparing the unaudited pro forma consolidated financial information included in this prospectus, we have made adjustments to our historical financial information based upon currently available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the offering reorganization and as further adjusted for this offering and the contemplated use of the estimated net proceeds from this offering. The unaudited pro forma consolidated financial information also reflects the application of purchase accounting. The estimates and assumptions used in the calculation of the unaudited pro forma consolidated financial information in this prospectus may be materially different from our actual experience. Accordingly, the unaudited pro forma consolidated financial information included in this prospectus does not purport to indicate the results that would have actually been achieved had the offering reorganization been completed on the assumed date or for the periods presented, or which may be realized in the future, nor does it give effect to any events other than those described in our unaudited pro forma consolidated financial statements and notes thereto.

We may become subject to litigation, which could have a material adverse effect on our business, financial condition and results of operations.

We may become subject to litigation in the future. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which we are not, or cannot be, insured against. We generally intend to defend ourselves vigorously; however, we cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby having a material adverse effect on our business, financial condition, results of operations, cash flow and per share trading price of our Class A common stock. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured and adversely impact our ability to attract directors and officers.

Risks relating to our structure

We will be a holding company and our only material asset after completion of the offering reorganization and this offering will be our interest in Evolent Health LLC and, accordingly, we will be dependent upon distributions from Evolent Health LLC to pay taxes and other expenses.

We will be a holding company and will have no material assets other than our ownership of Class A common units of Evolent Health LLC. We will have no independent means of generating revenue. Evolent Health LLC will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, will not itself be subject to U.S. federal income tax. Instead, its net taxable income will generally be allocated to its members, including us, pro rata according to the number of common units each member owns. Accordingly, we will incur income taxes on our allocable share of any net taxable income of Evolent Health LLC and also will incur expenses related to our operations. We intend to cause Evolent Health LLC to distribute cash to its members, including us, in an amount sufficient to cover all of our tax liabilities and dividends, if any, declared by us, as well as any payments due under the tax receivables agreement, as described under “The reorganization of our corporate structure—Tax receivables agreement”. To the extent that we need funds to pay our tax or other liabilities or to fund our operations, and Evolent Health LLC is restricted from making distributions to us under applicable agreements, laws or regulations or does not have sufficient cash to make these distributions, we may have to borrow funds to meet these obligations and operate our business, and our liquidity and financial condition could be materially adversely affected. To the extent that we are unable to make payments under the tax receivables agreement for any reason, such payments will be deferred and will accrue interest until paid.

We will be required to pay our existing investors for certain tax benefits we may claim in the future, and these amounts are expected to be material.

The Class B common units held upon consummation of the transactions described in “The reorganization of our corporate structure” may in the future be exchanged (together with an equal number of shares of our Class B common stock) for shares of our Class A common stock. The exchanges may result in increases in the tax basis of the assets of Evolent Health LLC that otherwise would not have been available. In addition, we expect that certain net operating losses will be available to us as a result of the transactions described in “The reorganization of our corporate structure”. These increases in tax basis and net operating losses may reduce the amount of tax that we would otherwise be required to pay in the future, although the Internal Revenue Service, or IRS, may challenge all or a part of the tax basis increases and net operating losses, and a court could sustain such a challenge.

We will enter into a tax receivables agreement related to the tax basis step-up of the assets of Evolent Health LLC and certain net operating losses of the former members of Evolent Health LLC, with the holders of Class B common units and certain of our other current investors. Pursuant to the tax receivables agreement, we will pay them 85% of the amount of the cash savings, if any, in U.S. federal, state and local and foreign income tax that we realize as a result of possible increases in tax basis resulting from our exchanges of Class B common units (calculated assuming that any post-offering transfer of Class B common units (other than the exchanges) had not occurred) as well as certain other benefits attributable to payments under the tax receivables agreement itself.

The tax receivable agreement will also require us to pay 85% of the amount of the cash savings, if any, in U.S. federal, state and local and foreign income tax that we realize as a result of the utilization of the net operating losses of Evolent Health Holdings, Inc. and an affiliate of TPG attributable to periods prior to this offering and the deduction of any imputed interest attributable to our payment obligations under the tax receivables agreement.

The payments that we make under the tax receivables agreement could be substantial. Assuming no material changes in relevant tax law and based on our current operating plan and other assumptions, including our estimate of the tax basis of our assets as of the date of the offering reorganization, if all of the Class B common units were acquired by us in taxable transactions at the time of the closing of this offering for a price of $15.00 (the midpoint of the price range set forth on the cover page of this prospectus) per Class B common unit, we estimate that the amount that we would be required to pay under the tax receivables agreement could be approximately $116 million. The actual amounts may be materially greater than these hypothetical amounts as potential future payments will vary depending on a number of factors, including the timing of exchanges, the price of our Class A common stock at the time of the exchanges, the amount, character and timing of our income and the tax rates then applicable. Payments under the tax receivables agreement are not conditioned on our existing investors’ continued ownership of any of our equity after this offering.

We will not be reimbursed for any payments made to our existing investors under the tax receivables agreement in the event that any tax benefits are disallowed.

If the IRS successfully challenges the tax basis increases or the existence or amount of the net operating losses at any point in the future after payments are made under the tax receivables agreement, we will not be reimbursed for any payments made under the applicable tax receivables agreement (although future payments under the tax receivables agreement, if any, would be netted against any unreimbursed payments to reflect the result of any such successful challenge by the IRS). As a result, in certain circumstances, we could be required to make payments under the tax receivables agreement in excess of our cash tax savings.

We may not be able to realize all or a portion of the tax benefits that are currently expected to result from future exchanges of Class B common units for our Class A common stock, the utilization of certain tax attributes previously held by Evolent Health Holdings, Inc. and an affiliate of TPG and from payments made under the tax receivables agreement.

Our ability to realize the tax benefits that we currently expect to be available as a result of the increases in tax basis created by any future exchanges of Class B common units (together with an equal number of shares of our Class B common stock) for our Class A common stock and by the payments made pursuant to the tax receivables agreement, and our ability to utilize the pre-offering net operating losses of Evolent Health Holdings, Inc. and an affiliate of TPG and the interest deductions imputed under the tax receivables agreement all depend on a number of assumptions, including that we earn sufficient taxable income each year during the period over which such deductions are available and that there are no adverse changes in applicable law or regulations. If our actual taxable income were insufficient or there were adverse changes in applicable law or regulations, we may be unable to realize all or a portion of these expected benefits and our cash flows and stockholders’ equity could be negatively affected. See “The reorganization of our corporate structure—Tax receivables agreement”.

In certain circumstances, Evolent Health LLC will be required to make distributions to us and the existing owners of Evolent Health LLC and the distributions that Evolent Health LLC will be required to make may be substantial.

Evolent Health LLC will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to its members, including us. We intend to cause Evolent Health LLC to make pro rata cash distributions, or tax distributions, to its members in an amount sufficient to allow each member to pay taxes on such member’s allocable share of the net taxable income of Evolent Health LLC. Funds used by Evolent Health LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, these tax distributions may be substantial, and will likely exceed (as a percentage of Evolent Health LLC’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. As a result of the potential differences in the amount of net taxable income allocable to us and the Class B common unit holders, it is possible that we will receive distributions significantly in excess of our tax liabilities and obligations to make payments under the tax receivables agreement. To the extent we do not distribute such cash balances as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to Evolent Health LLC, the Class B common unit holders would benefit from any value attributable to such accumulated cash balances as a result of its ownership of Class A common stock following an exchange of its Class B common units in Evolent Health LLC (including any exchange upon an acquisition of us). See “Dividend policy”.

In certain cases, payments by us under the tax receivables agreement may be accelerated or significantly exceed the tax benefits we realize in respect of the tax attributes subject to the tax receivables agreement.

The tax receivables agreement will provide that upon certain changes of control, or if, at any time, we elect an early termination of the tax receivables agreement or are in material breach of our obligations under the tax receivables agreement, we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits to the existing holders of Class B common units, the former stockholders of Evolent Health Holdings, Inc. and the former stockholders of an affiliate of TPG. Such payment would be based on certain valuation assumptions and deemed events set forth in the tax receivables agreement, including the assumption that we have sufficient taxable income to fully utilize such tax benefits. The benefits would be payable even though, in certain circumstances, no Class B common units are actually exchanged and no net operating losses are actually used at the time of the accelerated payment under the tax receivables agreement, thereby resulting in no corresponding tax basis step up at the time of such accelerated payment under the tax receivables agreement. Accordingly, payments under the tax receivables agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits and may be significantly greater than the benefits we realize in respect of the tax attributes subject to the tax receivables agreement. In these situations, our obligations under the tax receivables agreement could have a substantial negative impact on our liquidity. We may not be able to finance our obligations under the tax receivables agreement and any indebtedness we incur may limit our subsidiaries’ ability to make distributions to us to pay these obligations. In addition, our obligations under the tax receivables agreement could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control that could be in the best interests of holders of our Class A common stock.

Different interests among our investors or between our investors and us, including with respect to related party transactions, could prevent us from achieving our business goals.

For the foreseeable future, we expect that a majority of our board of directors will include directors who are affiliated with entities that may have commercial relationships with us. See “Certain relationships and related transactions”. Certain of our existing investors could have business interests that conflict with those of the other investors, which may make it difficult for us to pursue strategic initiatives that require consensus among our owners.

Our relationship with our existing investors, who will own 73.8% of our Class A common stock, 100.0% of our Class B common stock and a 31.4% economic interest in Evolent Health LLC, following the completion of the offering reorganization and this offering, could create conflicts of interest among our investors, or between our investors and us, in a number of areas relating to our past and ongoing relationships. For example, certain of our products and services compete (or may compete in the future) with various products and services of our investors. In addition, our existing investors may have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the tax receivables agreement that we intend to enter into in connection with this offering, and whether and when Evolent Health, Inc. should terminate the tax receivables agreement and accelerate its obligations thereunder. In addition, the structuring of future transactions may take into consideration these existing investors’ tax or other considerations even where no similar benefit would accrue to us. Except as set forth in the tax receivables agreement and the stockholders’

agreement that we intend to enter into with our existing investors, which we refer to as the stockholders’ agreement, there are not any formal dispute resolution procedures in place to resolve conflicts between us and our existing investors or among our existing investors. We may not be able to resolve any potential conflicts between us and an existing investor and, even if we do, the resolution may be less favorable to us than if we were negotiating with an unaffiliated party.

The agreements between us and certain of our existing investors were made in the context of an affiliated relationship and may contain different terms than comparable agreements with unaffiliated third parties.

The contractual agreements that we have with certain of our existing investors were negotiated in the context of an affiliated relationship in which representatives of such existing investors and their affiliates comprised a significant portion of our board of directors. As a result, the financial provisions, and the other terms of these agreements, such as covenants, contractual obligations on our part and on the part of such existing investors and termination and default provisions may be less favorable to us than terms that we might have obtained in negotiations with unaffiliated third parties in similar circumstances, which could have a material adverse effect on our business, financial condition and results of operations. See “Certain relationships and related transactions—Commercial agreements with certain investors”.

We expect to be a “controlled company” within the meaning of the NYSE rules and, as a result, we will qualify for exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Certain of our existing investors that we expect to be a party to a stockholders’ agreement upon the completion of this offering will own a majority of the voting power of our outstanding common stock following the completion of this offering. Accordingly, we expect to be considered a “controlled company” under the NYSE rules. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of listing of our Class A common stock:

•	we have a board that is composed of a majority of “independent directors” as defined under the NYSE rules; and

•	we have a compensation committee and a nominating and corporate governance committee that is composed of independent directors.

We intend to take advantage of these exemptions following the completion of this offering. Accordingly, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE’s corporate governance requirements. See “Management—Controlled company”.

Risks relating to this offering and ownership of our Class A common stock

There may not be an active, liquid trading market for our Class A common stock.

Prior to this offering, there has been no public market for shares of our Class A common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any shares of our Class A common stock that you purchase, or the price at which you may be able to sell such shares may decline. The initial public offering price of shares of our Class A common stock is, or will be, determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of shares of our Class A common stock may decline below the initial public offering price, and you may not be able to resell your shares of our Class A common stock at or above the initial public offering price.

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our Class A common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in our industry in particular;
•	actual or anticipated fluctuations in our quarterly financial reports and results of operations;
•	our ability to satisfy our ongoing capital needs and unanticipated cash requirements;
•	indebtedness incurred in the future;
•	introduction of new products and services by us or our competitors;
•	issuance of new or changed securities analysts’ reports or recommendations;
•	sales of large blocks of our stock;
•	additions or departures of key personnel;
•	regulatory developments;
•	litigation and governmental investigations; and
•	economic and political conditions or events.

These and other factors may cause the market price and demand for our Class A common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of Class A common stock and may otherwise negatively affect the liquidity of our Class A common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

The trading market for our Class A common stock will also be influenced by the research and reports that industry or securities analysts publish about us or our business. As a new public company, we do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrades our stock, or if our results of operations do not meet their expectations, our stock price could decline.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Class A common stock could decline.

If our existing stockholders sell substantial amounts of our Class A common stock in the public market following this offering, the market price of our Class A common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of Class A common stock could also depress our market price. Upon the completion of this offering, we will have 38,226,748 shares of Class A common stock outstanding. In addition, 1,678,952 options that are held by our employees are currently exercisable or will be exercisable in 2015. Our executive officers and directors will be subject to the lock-up agreements described under “Underwriting” and the Rule 144 holding period requirements described under “Shares eligible for future sale”. After all of these lock-up periods have expired, the holding periods have elapsed and, in the case of restricted stock, the shares have vested, additional shares will be eligible for sale in the public market. The market price of shares of our Class A common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our Class A common stock might impede our ability to raise capital through the issuance of additional shares of our Class A common stock or other equity securities.

The market price of our Class A common stock could decline due to the large number of shares of Class A common stock eligible for future sale upon the exchange of Class B common units.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock eligible for future sale upon the exchange of Class B common units (together with an equal number of shares of our Class B common stock), or the perception that such sales could occur. These sales, or the possibility that these sales may occur, may also make it more difficult for us to raise additional capital by selling equity securities in the future, at a time and price that we deem appropriate.

After the completion of this offering, 38,226,748 Class A common units and 17,524,596 Class B common units of Evolent Health LLC will be outstanding. Each Class B common unit, together with one share of our Class B common stock, will be exchangeable for one share of Class A common stock, as described under “The reorganization of our corporate structure—Third amended and restated operating agreement of Evolent Health LLC”. Pursuant to a registration rights agreement, we will grant registration rights to the holders of the Class B common units with respect to their shares of Class A common stock delivered in exchange for their Class B common units, as well as certain other holders of our Class A common stock. See “The reorganization of our corporate structure—Registration rights agreement”.

Some provisions of Delaware law, our amended and restated certificate of incorporation and amended and restated bylaws and certain of our contracts may deter third parties from acquiring us.

We expect that our amended and restated certificate of incorporation and amended and restated bylaws will, among other things:

•	divide our board of directors into three staggered classes of directors that are each elected to three-year terms;

•	prohibit stockholder action by written consent after the date on which TPG, The Advisory Board and UPMC cease to collectively own at least a majority in voting power of shares of our common stock;

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares of capital stock, making a takeover more difficult and expensive;

•	prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of our board, the chief executive officer or, so long as TPG, The Advisory Board and UPMC collectively own at least a majority in voting power of shares of our common stock, any such stockholder, subject to certain limitations;

•	require advance notice to be given by stockholders for any stockholder proposals or director nominees;

•	after the date on which TPG, The Advisory Board and UPMC cease to collectively own at least a majority in voting power of shares of our common stock, require the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of stock to amend certain provisions of our amended and restated certificate of incorporation and any provision of our amended and restated bylaws; and

•	after the date on which TPG, The Advisory Board and UPMC cease to collectively own at least a majority in voting power of shares of our common stock, require the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of stock to remove directors and only for cause.

In addition, Section 203 of the General Corporation Law of the State of Delaware, or DGCL, may affect the ability of an “interested stockholder” to engage in certain business combinations, for a period of three years following the time that the stockholder becomes an “interested stockholder”. We intend to elect in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL. Nevertheless, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the DGCL, except that they will provide that each of TPG, UPMC and The Advisory Board and their transferees will not be deemed to be “interested stockholders”, and accordingly will not be subject to such restrictions.

These and other provisions could have the effect of discouraging, delaying or preventing a transaction involving a change in control of our company or could make it more difficult for you and other stockholders to elect directors of your choosing or to cause us to take other corporate actions that you desire. See “Description of capital stock”. Provisions in certain of our contracts may also deter third parties from acquiring us. For example, under the UPMC IP Agreement, Evolent Health LLC’s license to certain intellectual property of UPMC would cease if we are acquired by certain specified acquirers. In addition, our contracts with certain customers would terminate if we are acquired by certain competitors or if UPMC ceases to be a subcontractor of our data and technology services. See “Certain relationships and related transactions—Commercial agreements with certain investors—License agreements”.

Our amended and restated certificate of incorporation and stockholders’ agreement will contain provisions renouncing our interest and expectation to participate in certain corporate opportunities identified by or presented to certain of our existing investors.

Each of TPG, The Advisory Board and UPMC and their respective affiliates may engage in activities similar to ours or lines of business or have an interest in the same areas of corporate opportunities as we do. Our amended and restated certificate of incorporation and stockholders’ agreement will provide that such stockholders and their respective affiliates will not have any duty to refrain from (1) engaging, directly or indirectly, in the same or similar business activities or lines of business as us, including those business activities or lines of business deemed to be competing with us, or (2) doing business with any of our clients, customers or vendors. In the event that TPG, The Advisory Board or UPMC or any of their respective affiliates acquires knowledge of a potential business opportunity which may be a corporate opportunity for us, they will have no duty to communicate or offer such corporate opportunity to us. Our amended and restated certificate of incorporation and stockholders’ agreement will also provide that, to the fullest extent permitted by law, none of such stockholders or their respective affiliates will be liable to us, for breach of any fiduciary duty or otherwise, by reason of the fact that any such stockholder or any of its affiliates directs such corporate opportunity to another person, or otherwise does not communicate information regarding such corporate opportunity to us, and we will waive and renounce any claim that such business opportunity constituted a corporate opportunity that should have been presented to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive business opportunities are allocated by TPG, The Advisory Board or UPMC to themselves or their respective affiliates instead of to us. See “Description of capital stock—Corporate opportunity”.

Our amended and restated certificate of incorporation will designate courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (c) any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, (d) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws or (e) any other action asserting a claim against us that is governed by the internal affairs doctrine. We refer to each of these proceedings as a covered proceeding. In addition, our amended and restated certificate of incorporation will provide that if any action the subject matter of which is a covered proceeding is filed in a court other than the specified Delaware courts without the approval of our board of directors, which we refer to as a foreign action, the claiming party will be deemed to have consented to (1) the personal jurisdiction of the specified Delaware courts in connection with any action brought in any such courts to enforce the exclusive forum provision described above and (2) having service of process made upon such claiming party in any such enforcement action by service upon such claiming party’s counsel in the foreign action as agent for such claiming party. Our amended and restated certificate of incorporation will also provide that, except to the extent prohibited by the DGCL, in the event that a claiming party initiates, asserts, joins, offers substantial assistance to or has a direct financial interest in any foreign action without the prior approval of our board of directors, each such claiming party will be obligated jointly and severally to reimburse us and any officer, director or other employee made a party to such proceeding for all fees, costs and expenses of every kind and description (including, but not limited to, all attorneys’ fees and other litigation expenses) that the parties may incur in connection with such foreign action. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to these provisions. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Our amended and restated bylaws will provide that if a claiming party brings certain actions against us and is not successful on the merits then it will be obligated to pay our litigation costs, which could have the effect of discouraging litigation, including claims brought by our stockholders.

Our amended and restated bylaws will provide that, except to the extent prohibited by the DGCL, and unless our board of directors otherwise approves, in the event that any claiming party (a) initiates, asserts, joins, offers substantial assistance to or has a direct financial interest in a covered proceeding and (b) such claiming party does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought by such claiming party, then each such claiming party will be obligated to reimburse us and any applicable director, officer or other employee for all fees, costs and expenses of every kind and description (including, but not limited to, all attorneys’ fees and other litigation expenses) that we or any such director, officer or other employee actually incurs in connection with the covered proceeding. While application of this standard will necessarily need to take into account the particular facts, circumstances and equities of any particular claim, we would expect a claiming party to be required to prevail on the merits on substantially all of the claims asserted in the complaint and, as a result, receive substantially the full remedy that it was seeking (including, if applicable, any equitable remedy) in order to avoid responsibility for reimbursing such fees, costs and expenses. Any person or entity purchasing or otherwise acquiring any interest in the shares of our capital stock will be deemed to have notice of and consented to this provision. This provision could have the effect of discouraging litigation against us, including claims brought by our stockholders and including claims that are partially (but not wholly) successful on the merits. However, it is currently unclear whether the Delaware legislature will take action to eliminate or limit the ability of stock corporations to implement provisions such as this, or whether Delaware courts will enforce in full a provision such as this for a Delaware stock corporation. If the Delaware legislature takes action to limit or eliminate our ability to include this provision in our amended and restated bylaws or a court were to find this provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future to fund the development and growth of our business. We do not intend to pay any dividends to holders of our Class A common stock. As a result, capital appreciation in the price of our Class A common stock, if any, will be your only source of gain on an investment in our Class A common stock. See “Dividend policy”.

New investors in our Class A common stock will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding Class A common stock and Class B common stock immediately after this offering. Based on an assumed initial public offering price of $15.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and our pro forma net tangible book value adjusted for the offering reorganization of $(42.7) million, if you purchase our Class A common stock in this offering you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $13.28 per share in pro forma net tangible book value. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.

In preparation of this offering, we identified a material weakness in our internal control over financial reporting, and if we are unable to remedy our material weakness, or if we fail to establish and maintain effective internal controls, we may be unable to produce timely and accurate financial statements, and we may conclude that our internal control over financial reporting is not effective, which could adversely impact our investors’ confidence and our stock price.

Prior to the completion of this offering, we have been a private company and had limited accounting personnel to fully execute our accounting processes and address our internal control over financial reporting. We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly-traded company, we will be required to comply with the SEC’s rules implementing Section 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. We will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Pursuant to the JOBS Act, our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until the later of (1) the year following our first annual report required to be filed with the SEC or (2) the date we are no longer an emerging growth company.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. During the course of preparing for this offering, we determined that we had a material weakness in the design and operating effectiveness of our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that we identified was that we did not maintain a sufficient complement of resources with an appropriate level of accounting knowledge, experience and training to address accounting for complex, non-routine transactions.

We are currently in the process of remediating the material weakness and are taking numerous steps that we believe will address the underlying causes of the material weakness, primarily through the hiring of additional accounting and finance personnel with technical accounting and financial reporting experience, enhancing our training programs within our accounting and finance department, and enhancing our internal review procedures during the financial statement close process. This initiative will place significant demands on our financial and operational resources, as well as our IT systems. Our current efforts to design and implement an effective control environment may not be sufficient to remediate or prevent future material weaknesses or significant deficiencies from occurring. During the course of the design and implementation, we may identify additional control deficiencies, which could give rise to other material weaknesses, in addition to the material weakness described above. The material weakness described above or any newly identified material weakness could result in a misstatement of our financial statements or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and all instances of fraud will be detected. If we fail to effectively remediate deficiencies in our control environment, if we identify future material weaknesses in our internal controls over financial reporting or if we are unable to comply with the demands that will be placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. In addition, if we are unable to assert that our internal control over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, if and when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected. We also could become subject to investigations by the NYSE, the SEC or other regulatory authorities.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company”, as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. During the course of preparing for this offering, we concluded that we had a material weakness in the design and operating effectiveness of our internal control over financial reporting. We also intend to take advantage of reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, which may make it more difficult for investors and securities analysts to evaluate our company, and exemptions from the requirement of holding advisory “say on pay” votes on executive compensation and advisory votes on golden parachute compensation. In addition, we have elected to report only two years of audited annual financial statements and to present management’s discussion and analysis of financial condition and results of operations for only those two years. We cannot predict if investors will find our Class A common stock less attractive if we rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company, which in certain circumstances could be up to five years. See “Prospectus summary—Implications of being an emerging growth company”.

Our operating subsidiary will have broad discretion in using the net proceeds of this offering contributed by us and may not effectively expend the proceeds.

We expect that Evolent Health LLC will use the net proceeds of this offering contributed by us for working capital and other general corporate purposes. Evolent Health LLC will have broad discretion in the application of such proceeds and we may not apply such proceeds effectively. Management might not be able to yield a significant return, or any return, on any investment of these proceeds. You will not have the opportunity to influence decisions on the use of these proceeds. See “Use of proceeds”.

Our business and stock price may suffer as a result of our lack of public company operating experience.

We have been a privately-held company since we began operations in 2011. Our lack of public company operating experience may make it difficult to forecast and evaluate our future prospects. If we are unable to execute our business strategy, either as a result of our inability to effectively manage our business in a public company environment or for any other reason, our prospects, financial condition, results of operations and stock price may be harmed.

Special note regarding forward-looking statements

We have made statements under the captions “Prospectus summary”, “Risk factors”, “Management’s discussion and analysis of financial condition and results of operations”, “Unaudited Pro Forma Consolidated Financial Statements”, “Business” and in other sections of this prospectus that are forward-looking statements. All statements other than statements of historical fact included in this prospectus are forward-looking statements. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “aims”, “predicts”, “potential” or “continue”, the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. We believe the risks attending any forward-looking statements include, but are not limited to, those described under “Risk factors” and include, among other things:

•	the structural change in the market for healthcare in the United States;

•	our ability to effectively manage our growth;

•	the significant portion of revenues we derive from our largest partners;

•	our ability to offer new and innovative products and services;

•	the growth and success of our partners, which is difficult to predict and is subject to factors outside of our control;

•	our ability to attract new partners;

•	our ability to recover the significant upfront costs in our partner relationships;

•	our ability to estimate the size of our target market;

•	our ability to maintain and enhance our reputation and brand recognition;

•	consolidation in the healthcare industry;

•	competition which could limit our ability to maintain or expand market share within our industry;

•	our ability to partner with providers due to exclusivity provisions in our contracts;

•	uncertainty in the healthcare regulatory framework;

•	restrictions and penalties as a result of privacy and data protection laws;

•	adequate protection of our intellectual property;

•	any alleged infringement, misappropriation or violation of third-party proprietary rights;

•	our use of “open source” software;

•	our reliance on third parties;

•	our ability to use, disclose, de-identify or license data and to integrate third-party technologies;

•	data loss or corruption due to failures or errors in our systems and service disruptions at our data centers;

•	breaches or failures of our security measures;

•	our reliance on Internet infrastructure, bandwidth providers, data center providers, other third parties and our own systems for providing services to our users;

•	our dependency on our key personnel, and our ability to attract, hire, integrate and retain key personnel;

•	risks related to future acquisition opportunities;

•	our future indebtedness and our ability to obtain additional financing;

•	our ability to achieve profitability in the future;

•	the requirements of being a public company;

•	our pro forma financial information may not be representative of our future performance;

•	the risk of potential future litigation; and

•	our ability to remediate the material weakness in our internal control over financial reporting.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

The reorganization of our corporate structure

Overview

Evolent Health, Inc. was incorporated as a Delaware corporation on December 12, 2014. In connection with this offering, we will complete a reorganization, which we refer to as the offering reorganization, pursuant to which we will amend and restate our certificate of incorporation to, among other things, authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described under “Description of capital stock”. Pursuant to the offering reorganization, we will also merge with Evolent Health Holdings, Inc. and an affiliate of TPG. In accordance with the terms of the mergers, each of the then-existing stockholders of Evolent Health Holdings, Inc., including UPMC, The Advisory Board and TPG, as well as certain of our existing partners and employees, will receive four shares of our Class A common stock and the right to certain payments under the tax receivables agreement in exchange for each share of common stock it holds in Evolent Health Holdings, Inc. and TPG will receive a certain number of shares of our Class A common stock and the right to certain payments under the tax receivables agreement in exchange for 100% of the common stock that it holds in its affiliate. In addition, pursuant to the offering reorganization we will issue shares of our Class B common stock to TPG, The Advisory Board and one of our other existing investors, each of which is a member of Evolent Health LLC. Shares of our Class B common stock will vote together with shares of our Class A common stock as a single class, except as otherwise required by law or pursuant to our amended and restated certificate of incorporation or amended and restated bylaws. See “Description of capital stock—Class B common stock”. After completion of this offering, the existing direct and indirect investors of Evolent Health LLC will beneficially own 82.1% in the aggregate of our outstanding Class A and Class B common stock on a combined basis. As described in more detail below, each Class B common unit of Evolent Health LLC can be exchanged (together with one share of our Class B common stock) for one share of our Class A common stock and is otherwise non-transferrable.

Cravath, Swaine & Moore LLP will deliver an opinion to Evolent Health, Inc., that the mergers described above will qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). The opinion will not address any U.S. state or local, or foreign tax consequences of the mergers and will rely upon customary assumptions and representations by Evolent Health Holdings, Inc. and an affiliate of TPG. The opinion cannot be relied on if any of the assumptions or representations are incorrect, incomplete or inaccurate.

Evolent Health, Inc. was formed for purposes of this offering and has, to date, engaged only in activities in contemplation of this offering. Following this offering, Evolent Health, Inc. will be a holding company and its principal asset will be all of the Class A common units in Evolent Health LLC. Our business began operations in 2011 and, historically, we operated through Evolent Health LLC and its predecessor.

There will be 38,226,748 shares of our Class A common stock outstanding after this offering. These shares will represent 100% of the outstanding economic rights of the holders of all classes of our capital stock.

The diagram below shows our organizational structure immediately after the offering reorganization and the completion of this offering described herein.

Percentage economic interests are expressed in terms of an economic interest in Evolent Health LLC.

Holding company structure

Our only business after this offering will be to act as sole managing member of Evolent Health LLC. We will operate and control all of our businesses and affairs through Evolent Health LLC. In connection with this offering, Evolent Health LLC’s operating agreement will be amended and restated to, among other things, establish two classes of equity: Class A common units held by us and Class B common units held only by persons or entities we permit which, immediately following the completion of this offering, will be TPG, The Advisory Board and one of our other existing investors. Following the completion of this offering, the financial results of Evolent Health LLC will be consolidated in our financial statements.

Third amended and restated operating agreement of Evolent Health LLC

Following the offering reorganization and this offering, we will operate our business through Evolent Health LLC. The operations of Evolent Health LLC, and the rights and obligations of its members, will be governed by the third amended and restated operating agreement of Evolent Health LLC, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. The following is a description of the material terms of the third amended and restated operating agreement.

Governance

We will serve as sole managing member of Evolent Health LLC. As such, we will control its business and affairs and will be responsible for the management of its business. No other members of Evolent Health LLC, in their capacity as such, will have any authority or right to control the management of Evolent Health LLC or to bind it in connection with any matter.

Voting and economic rights of members

Evolent Health LLC will have two series of outstanding equity: Class A common units, which may only be issued to Evolent Health, Inc., as sole managing member, and Class B common units. We refer to these Class A common units and Class B common units of Evolent Health LLC, collectively, as common units. The Class B common units will be held initially by TPG, The Advisory Board and one of our other existing investors. The Class A common units and Class B common units will entitle their holders to equivalent economic rights, meaning an equal share in the profits and losses of, and distributions from, Evolent Health LLC. Holders of Class B common units will have no voting rights, except for the right to approve certain amendments to the third amended and restated operating agreement.

Net profits and losses of Evolent Health LLC generally will be allocated, and distributions will be made, to its members pro rata in accordance with the number of common units (Class A or Class B, as the case may be) they hold. Accordingly, net profits and net losses of Evolent Health LLC will initially be allocated, and distributions will be made, approximately 68.6% to us and approximately 31.4% to the holders of Class B common units (or 69.4% and 30.6%, respectively, if the underwriters exercise their over-allotment option in full).

Subject to the availability of net cash flow at the Evolent Health LLC level and to applicable legal and contractual restrictions, we intend to cause Evolent Health LLC to distribute to us, and to the other holders of common units, cash payments for the purposes of funding tax obligations in respect of any net taxable income that is allocated to us and the other holders of common units as members of Evolent Health LLC to fund dividends, if any, declared by us and to make any payments due under the tax receivables agreement, as described below. See “—Tax consequences”. Regardless of whether Evolent Health LLC makes distributions to its members in any given year, the determination to pay dividends, if any, to holders of our Class A common stock will be made by our board of directors except as described in “Dividend policy”. We do not, however, expect to declare or pay any cash or other dividends in the foreseeable future on our Class A common stock, as we intend to reinvest any cash flow generated by operations in our business. Class B common stock will not be entitled to any dividend payments.

Coordination of Evolent Health, Inc. and Evolent Health LLC

Whenever we issue one share of Class A common stock for cash, the net proceeds will be transferred promptly either to Evolent Health LLC in exchange for one Class A common unit, or to a holder of Class B common units in exchange for a Class B common unit and a share of our Class B common stock. If we issue other classes or series of equity securities, we will contribute to Evolent Health LLC the net proceeds we receive in connection with such issuance, and Evolent Health LLC will issue to us an equal number of equity securities with designations, preferences and other rights and terms that are substantially the same as our newly issued equity securities. Conversely, if we repurchase any shares of Class A common stock (or equity securities of other classes or series) for cash, Evolent Health LLC will, immediately prior to our repurchase, redeem an equal number of Class A common units (or its equity securities of the corresponding classes or series), upon the same terms and for the same price, as the shares of our Class A common stock (or our equity securities of such other classes or series) that are repurchased. Common units and shares of our common stock will be subject to equivalent stock splits, dividends and reclassifications.

We will not conduct any business other than the management and ownership of Evolent Health LLC, or own any other material assets (other than on a temporary basis), although we may take such actions and own such assets as are necessary to comply with applicable law, including compliance with our responsibilities as a public company under the U.S. federal securities laws, and may incur indebtedness and take other actions if we determine that doing so is in our best interest.

Issuances of common units

Class A common units may be issued only to us as the sole managing member of Evolent Health LLC. Class B common units may be issued only to persons or entities we permit which, immediately following the completion of this offering, will be TPG, The Advisory Board and one of our other existing investors. Such issuances shall be made in exchange for cash or other consideration. Class B common units may not be transferred as Class B common units except to certain permitted transferees and in accordance with the restrictions on transfer set forth in the third amended and restated operating agreement of Evolent Health LLC. Any such transfer must be accompanied by the transfer of an equal number of shares of our Class B common stock.

Exchange agreement

In connection with the completion of this offering, we will enter into an exchange agreement with Evolent Health LLC, TPG, The Advisory Board and one of our other existing investors, which are the existing holders of Class B common units. Pursuant to and subject to the terms of the exchange agreement and the third amended and restated operating agreement of Evolent Health LLC, holders of Class B common units, at any time and from time to time, may exchange one or more Class B common units, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock on a one-for-one basis. Such exchange may be completed, at the election of Evolent Health LLC, by us or Evolent Health LLC. If Evolent Health LLC completes such exchange, we will contribute Class A common stock to Evolent Health LLC prior to the exchange. The amount of Class A common stock issued or conveyed will be subject to equitable adjustments for stock splits, stock dividends and reclassifications.

Holders will not have the right to exchange Class B common units if we determine that such exchange would be prohibited by applicable law or regulation, would violate other agreements to which we may be subject or would pose a material risk that Evolent Health LLC would be treated as a “publicly traded partnership” for U.S. federal income tax purposes. If the IRS were to contend successfully that Evolent Health LLC should be treated as a “publicly traded partnership” for U.S. federal income tax purposes, Evolent Health LLC would be treated as a corporation for U.S. federal income tax purposes and thus would be subject to entity-level tax on its taxable income.

A holder that exchanges Class B common units will also be required to deliver an equal number of shares of our Class B common stock. In connection with each exchange, Evolent Health LLC will cancel the delivered Class B common units and issue to us Class A common units on a one-for-one basis. Thus, as holders exchange their Class B common units for Class A common stock, our interest in Evolent Health LLC will increase.

The third amended and restated operating agreement will prohibit certain business combination transactions in which our Class A common stock is exchanged for consideration unless each holder of shares of Class A common stock or Class B common stock is allowed to participate equally in the transaction as if the Class B common stock, together with the corresponding number of Class B units, had been exchanged for shares of Class A common stock pursuant to the exchange agreement immediately prior to the transaction.

We, Evolent Health LLC and the exchanging holder will each generally bear our own expenses in connection with an exchange, except that, subject to a limited exception, we are required to pay any transfer taxes, stamp taxes or duties or other similar taxes in connection with such an exchange.

We have reserved for issuance 17,524,596 shares of our Class A common stock for potential exchange in the future for Class B common units, which is the aggregate number of Class B common units to be outstanding after completion of the offering reorganization and this offering.

Exculpation and indemnification

The third amended and restated operating agreement of Evolent Health LLC will contain provisions limiting the liability of Evolent Health LLC’s members (including Evolent Health, Inc.), officers and their respective affiliates to Evolent Health LLC or any of its members. Moreover, the third amended and restated operating agreement will contain broad indemnification provisions for Evolent Health LLC’s members (including Evolent Health, Inc.), officers and their respective affiliates. Because Evolent Health LLC is a limited liability company, these provisions are not subject to the limitations on exculpation and indemnification contained in the DGCL with respect to the indemnification that may be provided by a Delaware corporation to its directors and officers.

Voting rights of Class A stockholders and Class B stockholders

Each share of our Class A common stock or our Class B common stock will entitle its holder to one vote. Immediately after this offering, our Class B stockholders will collectively hold approximately 47.2% of the total voting power of our common stock by virtue of their ownership of Class A common stock and Class B common stock (or 46.0% if the underwriters exercise their over-allotment option in full).

Tax consequences

Holders of common units, including Evolent Health, Inc., generally will incur U.S. federal, state and local and foreign income taxes on their allocable shares of any net taxable income of Evolent Health LLC. The third amended and restated operating agreement of Evolent Health LLC will provide for cash distributions to its members in an amount at least equal to the members’ assumed tax liability attributable to Evolent Health LLC. Distributions in respect of the members’ assumed tax liability generally will be computed based on our estimate of the net taxable income of Evolent Health LLC allocable per common unit multiplied by an assumed tax rate. As a result, these distributions will be pro rata in accordance with the number of common units (Class A or Class B) held. Funds used by Evolent Health LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, these tax distributions may be substantial, and will likely exceed (as a percentage of Evolent Health LLC’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. In addition, as a result of potential differences in the amount of net taxable income allocable to us and to the existing owners of Evolent Health LLC, as well as the use of an assumed tax rate in calculating Evolent Health LLC’s distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the tax receivables agreement described below. In accordance with the third amended and restated operating agreement, Evolent Health LLC intends to make distributions to its members in respect of such assumed tax liability and to fund dividends, if any, declared by us, as well as any payments we are obligated to make under the tax receivables agreement described below.

Evolent Health LLC intends to make an election under Section 754 of the Internal Revenue Code of 1986, as amended, or the Code, which will be effective for 2015 and for each taxable year in which an exchange of Class B common units occurs, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock. We expect that, as a result of this election, any future exchanges of Class B common units, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock, will result in increases in the tax basis in our share of the tangible and intangible assets of Evolent Health LLC at the time of such exchange, which will increase the tax depreciation and amortization deductions available to us and which could create other tax benefits. Any such increases in tax basis and tax depreciation and amortization deductions or other tax benefits could reduce the amount of tax that we would otherwise be required to pay in the future.

In addition, we expect that certain net operating losses of Evolent Health Holdings, Inc. and an affiliate of TPG will be available to us as a result of the offering reorganization. We will be required to pay a portion of the cash savings we actually realize from such increase in the tax basis of the tangible and intangible assets of Evolent Health LLC or from the utilization of such net operating losses to certain holders of Class B common units or contributors of the net operating losses pursuant to the tax receivables agreement.

Furthermore, payments under the tax receivables agreement, as described below, will themselves give rise to additional tax benefits and therefore, to additional payments under the tax receivables agreement. To the extent that we are unable to make payments under the tax receivables agreement for any reason, such payments will be deferred and will accrue interest until paid. See “—Tax receivables agreement”.

Tax receivables agreement

This offering is not anticipated to result in an increase in the tax basis in our share of the tangible and intangible assets of Evolent Health LLC. However, subsequent exchanges of Class B common units, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock, are expected to increase our tax basis in our share of Evolent Health LLC’s tangible and intangible assets. These increases in tax basis are expected to increase our depreciation and amortization deductions and create other tax benefits and therefore may reduce the amount of tax that we would otherwise be required to pay in the future. In addition, we expect that certain net operating losses of Evolent Health Holdings, Inc. and an affiliate of TPG will be available to us as a result of the offering reorganization. See “—Third amended and restated operating agreement of Evolent Health LLC—Tax consequences”.

In connection with this offering, we will enter into the tax receivables agreement with the current holders of Class B common units and certain of our other current investors. The agreement will require us to pay to such holders 85% of the cash savings, if any, in U.S. federal, state and local and foreign income tax we realize as a result of any deductions attributable to future increases in tax basis following the exchanges described above (calculated assuming that any post-offering transfer of Class B common units (other than the exchanges) had not occurred) or deductions attributable to imputed interest or future increases in tax basis following payments made under the basis tax receivables agreement.

Pursuant to the tax receivables agreement, we will also pay to such holders 85% of the amount of the cash savings, if any, in U.S. federal, state and local and foreign income tax that we realize as a result of the utilization of the net operating losses of Evolent Health Holdings, Inc. and the affiliate of TPG attributable to periods prior to this offering, as well as deductions attributable to imputed interest on any payments made under the tax receivables agreement.

The obligations under the tax receivables agreement will be our obligations and not obligations of Evolent Health LLC. We will benefit from the remaining 15% of any realized cash savings. For purposes of the tax receivables agreement, cash savings in income tax will be computed by comparing our actual income tax liability with our hypothetical liability had we not been able to utilize the tax benefits subject to the tax receivables agreement. Additionally, the amount of the increase in tax basis following an exchange of Class B common units will be calculated assuming that any pre-exchange (but post-offering) transfer of such Class B common units had not occurred. Therefore we may be required to make payments under the tax receivables agreement that are attributable to an increase in tax basis caused by appreciation in value prior to such a pre-exchange transfer. The tax receivables agreement will become effective upon the completion of this offering and will remain in effect until all such tax benefits have been used or expired, unless the agreement is terminated early, as described below. Estimating the amount of payments to be made under the tax receivables agreement cannot be done reliably at this time because any increase in tax basis, as well as the amount and timing of any payments under the tax receivables agreement, will vary depending on a number of factors, including:

•	the timing of exchanges of Class B common units (together with an equal number of shares of our Class B common stock) for shares of our Class A common stock—for instance, the increase in any tax deductions will vary depending on the fair market value of the depreciable and amortizable assets of Evolent Health LLC at the time of the exchanges, and this value may fluctuate over time;

•	the price of our Class A common stock at the time of exchanges of Class B common units (together with an equal number of shares of our Class B common stock) for shares of our Class A common stock—the increase in our share of the basis in the assets of Evolent Health LLC, as well as the increase in any tax deductions, will be related to the price of our Class A common stock at the time of these exchanges;

•	the tax rates in effect at the time we use the increased amortization and depreciation deductions or realize other tax benefits;

•	any limitation on our utilization of the net operating losses formerly held by Evolent Health Holdings, Inc. or an affiliate of TPG under Section 382 of the Code; and

•	the amount, character and timing of our taxable income.

We will be required under the tax receivables agreement to pay 85% of the tax savings, described above, if any, as and if realized. Except in certain circumstances, if in a given taxable year we do not have taxable income, before taking into account any tax benefits subject to the tax receivables agreement, we will not be required to make payments under the agreement for that taxable year because no tax savings will have been realized.

The payments that we make under the tax receivables agreement could be substantial. Assuming no material changes in relevant tax law and based on our current operating plan and other assumptions, including our estimate of the tax basis of our assets as of the date of the offering reorganization, if all of the Class B common units were acquired by us in taxable transactions at the time of the completion of this offering for a price of $15.00 (the midpoint of the price range set forth on the cover page of this prospectus) per Class B common unit, we estimate that the amount that we would be required to pay under the tax receivables agreement could be approximately $116 million. The actual amount we will be required to pay under the tax receivables agreement may be materially greater than these hypothetical amounts, as potential future payments will vary depending on a number of factors, including those listed above.

Payments under the tax receivables agreement are generally due within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, but interest on such payments will begin to accrue at a rate of LIBOR plus 100 basis points from the due date (without extensions) of such tax return. Late payments will generally accrue interest at a rate of LIBOR plus 500 basis points.

The tax receivables agreement will provide that upon certain changes of control, or if, at any time, we elect an early termination of the tax receivables agreement or are in material breach of our obligations under the tax receivables agreement, we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits to the existing holders of Class B common units and the former stockholders of Evolent Health Holdings, Inc. Such payment would be based on certain valuation assumptions and deemed events set forth in the tax receivables agreement, including the assumptions that we have sufficient taxable income to fully utilize such tax benefits. The benefits would be payable even though, in certain circumstances, no Class B common units are actually exchanged for our Class A Common Stock and no net operating losses would actually be used at the time of the accelerated payment under the tax receivables agreement. Accordingly, payments under the tax receivables agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits and may be significantly greater than the benefits we realize in respect of the tax attributes subject to the tax receivables agreement.

Were the IRS to successfully challenge the tax basis increases or the existence or amount of net operating losses described above, we would not be reimbursed for any payments previously made under the tax receivables agreement, but future payments under the tax receivables agreement, if any, would be netted against any unreimbursed payments to reflect the result of any such successful challenge by the IRS. As a result, we could make payments under the tax receivables agreement in excess of our actual cash savings in income tax.

Registration rights agreement

In connection with this offering, we intend to enter into a registration rights agreement with TPG, UPMC, The Advisory Board and one of our other existing investors to register for sale under the Securities Act shares of our Class A common stock, including those delivered in exchange for Class B common units in the circumstances described above. Subject to certain conditions and limitations, this agreement will provide TPG, The Advisory Board, UPMC and such other existing investor with certain registration rights as described below. An aggregate of 41,043,440 shares of Class A common stock, including such shares reserved for potential exchange in the future for Class B common units, will be entitled to these registration rights.

Demand registration rights

At any time after the completion of this offering, each of TPG, The Advisory Board and UPMC will have the right to demand that we file up to two registration statements on Form S-1. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. Upon such a request, we will be required to use reasonable best efforts to effect the registration within 60 days.

Piggyback registration rights

At any time after the completion of this offering, if we propose to register any shares of our equity securities under the Securities Act either for our own account or for the account of any other person, then TPG, The Advisory Board, UPMC and one of our other existing investors will be entitled to notice of the registration and will be entitled to include their shares of Class A common stock in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances.

Shelf registration rights

At any time after we become eligible to file a registration statement on Form S-3, TPG, The Advisory Board and UPMC will be entitled to have their shares of Class A common stock registered by us on a Form S-3 registration statement at our expense. These shelf registration rights are subject to specified conditions and limitations.

Expenses and indemnification

We will pay all expenses relating to any demand, piggyback or shelf registration, other than underwriting discounts and commissions and any transfer taxes, subject to specified conditions and limitations. The registration rights agreement will include customary indemnification provisions, including indemnification of the participating holders of shares of Class A common stock and their directors, officers and employees by us for any losses, claims, damages or liabilities in respect thereof and expenses to which such holders may become subject under the Securities Act, state law or otherwise.

Termination of registration rights

The registration rights granted under the registration rights agreement will terminate upon the date the holders of shares that are a party thereto no longer hold any such shares that are entitled to registration rights.

Stockholders’ agreement

In connection with this offering, we intend to enter into a stockholders’ agreement with TPG, UPMC and The Advisory Board. The stockholders’ agreement will contain provisions related to the composition of our board of directors, the committees of our board of directors and our corporate governance. Under the stockholders’ agreement, TPG, UPMC and The Advisory Board will be entitled to nominate a majority of the members of our board of directors. Specifically, for so long as each of TPG, UPMC and The Advisory Board owns at least 40% of the shares of common stock held by it following the completion of this offering, such stockholder will be entitled to nominate two directors to serve on our board of directors. When such stockholder owns less than 40% but at least 5% of the shares of common stock held by it following the completion of this offering, such stockholder will be entitled to nominate one director. TPG, UPMC and The Advisory Board will agree in the stockholders’ agreement to vote for each other’s board nominees.

The stockholders’ agreement will provide that each of TPG, The Advisory Board and UPMC and their respective affiliates will not have any duty to refrain from (1) engaging, directly or indirectly, in the same or similar business activities or lines of business as us, including those business activities or lines of business deemed to be competing with us, or (2) doing business with any of our clients, customers or vendors. In the event that TPG, The Advisory Board or UPMC or any of their respective affiliates acquires knowledge of a potential business opportunity which may be a corporate opportunity of us, they will have no duty to communicate or offer such corporate opportunity to us. See “Description of capital stock—Corporate opportunity”.

The stockholders’ agreement will prohibit certain business combination transactions in which our Class A common stock is exchanged for consideration unless each holder of shares of Class A common stock or Class B common stock is allowed to participate equally in the transaction as if the Class B common stock, together with the corresponding number of Class B units, had been exchanged for shares of Class A common stock pursuant to the exchange agreement immediately prior to the transaction.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $136,475,000, or approximately $157,456,250 if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $15.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $9,325,000 (assuming no exercise of the underwriters’ over-allotment option).

The principal purposes of this offering are to create a public market for our Class A common stock, obtain additional capital, facilitate our future access to the public equity markets, increase awareness of our company among potential partners, improve our competitive position, facilitate the use of our Class A common stock as consideration for future acquisitions and provide liquidity to existing members of Evolent Health LLC.

We intend to use all of the net proceeds of this offering to purchase Class A common units of Evolent Health LLC from Evolent Health LLC at a price per Class A common unit equal to the public offering price per share of our Class A Common Stock, after deducting underwriting discounts and commissions. Upon the completion of this offering, we will have acquired Class A common units representing a 68.6% economic interest in Evolent Health LLC (or Class A common units representing a 69.4% economic interest if the underwriters exercise their over-allotment option in full). We will not retain any of the net proceeds used to purchase the Class A common units from Evolent Health LLC.

The net proceeds from any exercise of the underwriters’ over-allotment option will be used to purchase a corresponding additional number of Class A common units from Evolent Health LLC at a price per Class A common unit equal to the public offering price per share of our Class A common stock, after deducting underwriting discounts and commissions.

We expect that Evolent Health LLC will use the net proceeds of this offering contributed by us for working capital and other general corporate purposes. Evolent Health LLC will have broad discretion in the application of such proceeds and may not apply the proceeds effectively. However, as of the date of this prospectus, we cannot specify with certainty the particular uses of these proceeds for such purposes. Management might not be able to yield a significant return, or any return, on any investment of these proceeds. You will not have the opportunity to influence decisions on the use of these proceeds.

Dividend policy

We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future. However, we will be required to pay cash dividends out of our future earnings to the extent that cash distributions from Evolent Health LLC are materially in excess of our assumed tax liability and our obligations under the tax receivables agreement. The declaration and payment of all other future dividends to holders of our Class A common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements and any debt agreements we are then party to, and other factors our board of directors deems relevant. See “Risk Factors—Risks relating to our structure—We will be a holding company and our only material asset after completion of the offering reorganization and this offering will be our interest in Evolent Health LLC and, accordingly, we will be dependent upon distributions from Evolent Health LLC to pay taxes and other expenses”.

Our Class B common stock will not be entitled to any dividend payments.

Capitalization

The following table sets forth the cash and current investments and capitalization as of March 31, 2015 of:

•	our predecessor, Evolent Health Holdings, Inc., on an actual basis;

•	Evolent Health, Inc. on a pro forma basis to give effect to the offering reorganization described under “The reorganization of our corporate structure”; and

•	Evolent Health, Inc. on a pro forma as adjusted basis to give further effect to the issuance and sale of 10,000,000 shares of Class A common stock by us in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and the application of the net proceeds of this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under “Use of proceeds”.

This table should be read in conjunction with the sections of this prospectus titled “The reorganization of our corporate structure”, “Unaudited pro forma consolidated financial information”, “Selected historical financial and operational data” and “Management’s discussion and analysis of financial condition and results of operations” and the audited annual financial statements, unaudited interim financial statements and notes thereto with respect to each of Evolent Health LLC and Evolent Health Holdings, Inc. included elsewhere in this prospectus.

	As of March 31, 2015
	Actual	Pro forma for offering reorganization	Pro forma for offering reorganization and as adjusted for offering(1)(2)
	(in thousands)

Cash and cash equivalents and current investments(3)	$—	$24,594	$162,752

Redeemable preferred stock
Series A redeemable preferred stock	$12,847	$—	$—
Series B redeemable preferred stock	24,833	—	—
Series B-1 redeemable preferred stock	1,593	—	—

Total redeemable preferred stock	$39,273	$—	$—

Equity (Deficit)
Series A preferred stock	$2	$—	$—
Class A common stock, $0.01 par value; 8,453,202 shares authorized, 1,011,871 shares issued and outstanding, actual; 750,000,000 shares authorized, 28,226,748 shares issued and outstanding, pro forma; 750,000,000 shares authorized, 38,226,748 shares issued and outstanding, pro forma as adjusted	1	274	383
Class B common stock, $0.01 par value; no shares authorized, no shares issued and outstanding, actual; 100,000,000 shares authorized, 17,524,596 shares issued and outstanding, pro forma; 100,000,000 shares authorized, 17,524,596 shares issued and outstanding, pro forma as adjusted	—	175	175
Additional paid in capital	31,752	102,998	247,757
(Accumulated Deficit)/Retained Earnings	(37,125)	286,649	278,256
Non-controlling interests	—	276,938	276,938

Total equity (Deficit)	(5,370)	667,034	803,509

Total capitalization	$33,903	$667,034	$803,509

(1)	Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our total stockholders’ equity (deficit) and total capitalization by $9,325,000 (assuming no exercise of the underwriters’ over-allotment option), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Reflects accelerated vesting of 852,568 shares of restricted stock.

(3)	Current investments consist of marketable securities with original maturities greater than three months and maturity dates within twelve months of the balance sheet date.

The foregoing table does not give effect to the following:

•	17,524,596 shares of Class A common stock that are issuable upon exchanges of Class B common units (together with an equal number of shares of our Class B common stock) that will be outstanding immediately after the completion of this offering;

•	5,100,400 shares of our Class A common stock issuable upon the exercise of options outstanding under our 2011 Equity Incentive Plan at a weighted average exercise price of $4.43 and 6,000,000 shares of our Class A common stock reserved for issuance under our 2015 Omnibus Incentive Compensation Plan (see “Executive compensation”); and

•	the exercise by the underwriters of their over-allotment option.

Dilution

After giving pro forma effect to the offering reorganization described under “The reorganization of our corporate structure”, our pro forma net tangible book value as of March 31, 2015 was $(42.7) million or $(0.95) per share of our Class A and Class B common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets, less the amount of our total liabilities, divided by the aggregate number of shares of Class A and Class B common stock outstanding. After giving pro forma effect to the offering reorganization, the sale by us of the shares of Class A common stock in this offering, at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the receipt and application of the net proceeds and assuming all Class B common units, together with an equal number of shares of our Class B common stock, are exchanged for an equal number of shares of Class A common stock, our pro forma net tangible book value as of March 31, 2015 would have been $96.2 million or $1.72 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $2.67 per share and an immediate dilution to new investors of $13.28 per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of Class A common stock sold in this offering and the pro forma net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value per share as of March 31, 2015	$(0.95)

Increase in pro forma net tangible book value per share attributable to new investors	$2.67
Adjusted pro forma net tangible book value per share after offering		$1.72

Dilution per share to new investors		$13.28

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share of our Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus) would not impact our net tangible book value or our pro forma as adjusted net tangible book value because all of the net proceeds of this offering will be used to purchase Class A common units from Evolent Health LLC. A $1.00 increase in the assumed initial public offering price of $15.00 per share of Class A common stock would result in an increase in the dilution to new investors of $0.83 per a share or a total dilution of $14.11 per share. A $1.00 decrease in the assumed initial public offering price of $15.00 per share of Class A common stock would result in a decrease in the dilution to new investors of $0.84 or a total dilution of $12.44 per share.

The following table sets forth, on a pro forma basis after giving effect to the offering reorganization, as of March 31, 2015, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, assuming all Class B common units, together with an equal number of our Class B common shares, are exchanged for an equal number of shares of Class A common stock, at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders	45,751,344	82.1%	$139,640,822	48.2%	$3.05
New investors(1)	10,000,000	17.9%	150,000,000	51.8%	15.00

Total	55,751,344	100%	$289,640,822	100%	$5.20

(1)	A $1.00 increase (decrease) in the assumed offering price of $15.00 per share of Class A common stock would increase (decrease) total consideration paid by investors in this offering by $10.0 million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same.

The foregoing tables do not give effect to the following:

•	5,100,400 shares of our Class A common stock issuable upon the exercise of options outstanding under our 2011 Equity Incentive Plan at a weighted average exercise price of $4.43 and 6,000,000 shares of our Class A common stock reserved for issuance under our 2015 Omnibus Incentive Compensation Plan (see “Executive compensation”); and

•	the exercise by the underwriters of their over-allotment option.

Unaudited pro forma consolidated financial information

The unaudited pro forma consolidated balance sheet as of March 31, 2015 presents the consolidated financial position of Evolent Health, Inc. after giving pro forma effect to the offering reorganization and as further adjusted for this offering and the contemplated use of the net proceeds from this offering as described under “The reorganization of our corporate structure” and “Use of proceeds” as if such transactions occurred as of the balance sheet date.

The unaudited pro forma consolidated statements of operations for the three months ended March 31, 2015 and the year ended December 31, 2014 present the consolidated results of operations of Evolent Health, Inc. after giving pro forma effect to the offering reorganization and as further adjusted for this offering as described under “The reorganization of our corporate structure” and “Use of proceeds” as if such transactions had occurred on January 1, 2014. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the offering reorganization and as further adjusted for this offering, on the historical financial information of Evolent Health Holdings, Inc.

Evolent Health Holdings, Inc. is considered our predecessor for accounting purposes. Evolent Health, Inc. will be the successor, and its financial statements will be our historical financial statements following the completion of the offering reorganization and this offering. The unaudited pro forma consolidated financial information reflects the manner in which Evolent Health, Inc. will account for the offering reorganization. Specifically, the offering reorganization described under the heading “The reorganization of our corporate structure” will be accounted for as a purchase and the purchase price will be reflected on the financial statements of Evolent Health, Inc. and will be accounted for as a business combination using the acquisition method of accounting. The pro forma information presented, including the allocation of the purchase price, is based on preliminary estimates of the fair values of assets acquired and liabilities assumed, available information as of the date of this prospectus and management assumptions, and will be revised as additional information becomes available. The actual adjustments to our consolidated financial statements upon the offering reorganization will depend on a number of factors, including additional information available and the actual balance of our net assets on the closing date. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect our results of operations or financial position that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our financial condition or results of operations had the offering reorganization and this offering and the contemplated use of the net proceeds from this offering as described under “The reorganization of our corporate structure” and “Use of proceeds” occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

The unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their over-allotment option.

As described in greater detail under “The reorganization of our corporate structure—Tax receivables agreement”, we will enter into the tax receivables agreement with the holders of Class B common units and certain of our current investors, pursuant to which we will pay them 85% of the amount of the cash savings, if any, in U.S. federal, state and local and foreign income tax that we realize as a result of possible increases in tax basis resulting from our exchanges of Class B common units (calculated assuming that any post-offering transfer of Class B common units (other than the exchanges) had not occurred) as well as certain other benefits attributable to payments under the tax receivables agreement itself. The tax receivables agreement will also provide for the payment of 85% of the amount of the cash savings, if any, in U.S. federal, state and local and foreign income tax that we realize as a result of the utilization of the net operating losses of Evolent Health Holdings, Inc. and an affiliate of TPG attributable to periods prior to this offering and the deduction of any imputed interest attributable to our payment obligations under the tax receivables agreement. No exchanges or other tax benefits have been assumed in the unaudited pro forma consolidated financial information and therefore no pro forma adjustment related to the tax receivables agreement is necessary.

You should read the following unaudited pro forma consolidated balance sheet and statements of operations together with the sections of this prospectus titled “Use of proceeds”, “Capitalization” and “Management’s discussion and analysis of financial condition and results of operations” and the audited annual financial statements, unaudited interim financial statements and notes thereto included elsewhere in this prospectus.

Evolent Health, Inc.

Unaudited pro forma consolidated balance sheet as of March 31, 2015

(in thousands)

	Evolent Health Holdings, Inc. historical(A)	Evolent Health LLC historical(B)		Offering reorganization adjustments(1)				Evolent Health, Inc. pro forma for offering reorganization	Offering adjustments(2)				Evolent Health, Inc. pro forma for offering reorganization and as adjusted for offering

Assets
Current Assets
Cash and cash equivalents	$—		$12,591	$				$12,591		$138,158		(a)	$150,749
Restricted cash	—		6,161					6,161					6,161
Accounts receivable	—		13,824					13,824					13,824
Prepaid expenses and other current assets	1,074		2,113					3,187					3,187
Investments	—		12,003					12,003					12,003

Total Current Assets	$1,074		$46,692		$—			$47,766		$138,158			$185,924
Restricted cash	—		2,509					2,509					2,509
Property, equipment, net	—		24,102		(16,094)		(c.i)	8,008					8,008
Intangible assets, net	—		369		165,631		(c.i)	166,000					166,000
Goodwill	—				541,358		(c.i)	541,358					541,358
Other long term assets	—		2,762					2,762		(2,399)		(b)	363
Equity method investment	33,903				(33,903)		(c.ii)	—					—

Total Assets	$34,977		$76,434		$656,992			$768,403		$135,759			$904,162

Liabilities
Current Liabilities
Accounts payable	$—		$14,016	$				$14,016	$				$14,016
Accrued liabilities	—		11,763					11,763		(716)		(b)	11,047
Deferred revenue	—		26,761		(7,761)		(c.i)	19,000					19,000
Other current liabilities	—		1,077		(777)		(c.i)	300					300

Total Current Liabilities	$—		$53,617		$(8,538)			$45,079		$(716)			$44,363
Deferred rent	—		5,610		(5,610)		(c.i)	—					—
Deferred tax liabilities, net	1,074				55,216		(c.i)	56,290					56,290

Total Liabilities	$1,074		$59,227		$41,068			$101,369		$(716)			$100,653

Redeemable Preferred Stock and Units
Series A redeemable preferred stock	$12,847	$			$(12,847	)(a)		$—	$				$—
Series B redeemable preferred stock	24,833				(24,833	)(a)(b)		—					—
Series B redeemable preferred units			9,493		(9,493)		(a)(b)	—					—
Series B-1 redeemable preferred stock	1,593				(1,593	)(a)(b)		—					—
Series B-1 redeemable preferred units			—		—			—					—

Total Redeemable Preferred Stock and Units	$39,273		$9,493		$(48,766)			$—		$—			$—

Equity
Series A preferred stock	$2	$			$(2	)(a)		$—	$				$—
Series A preferred units			—		—			—					—
Series B preferred units			7,714		(7,714	)(a)(b)		—					—
Class A common stock	1				273		(a)	274		109	(a)(c)		383
Class B common stock					175		(b)	175					175
Additional paid in capital	31,752				71,246		(a)(b)	102,998		144,759		(a)(c)	247,757
(Accumulated Deficit)/Retained Earnings	(37,125)				323,774		(c.iii)	286,649		(8,393)		(c)	278,256
Non-controlling interests					276,938		(c.ii)	276,938					276,938

Total Equity (Deficit)	(5,370)		7,714		664,690			667,034		136,475			803,509

Total Liabilities, Redeemable Preferred Stock and Units, and Equity (Deficit)	$34,977		$76,434		$656,992			$768,403		$135,759			$904,162

Evolent Health, Inc.

Unaudited pro forma consolidated statement of operations

for the year ended December 31, 2014

(in thousands, except per share data)

	Evolent Health Holdings, Inc. historical(A)	Evolent Health LLC historical(B)	Offering reorganization adjustments(1)			Evolent Health, Inc. pro forma for offering reorganization	Offering adjustments(2)		Evolent Health, Inc. pro forma for offering reorganization and as adjusted for offering

Revenue
Transformation	$—	$36,289	$			$36,289	$		$36,289
Platform and operations	—	64,599				64,599			64,599

Total Revenue	—	100,888		—		100,888		—	100,888

Cost of revenue (exclusive of depreciation and amortization presented separately below)	—	73,122				73,122			73,122
Selling, general and administrative expenses	—	76,521				76,521			76,521
Depreciation and amortization expenses	—	3,694		8,908	(a)(c)	12,602			12,602

Total Operating Expenses	—	153,337		8,908		162,245		—	162,245

Operating Loss	—	(52,449)		(8,908)		(61,357)		—	(61,357)

Interest (income) / expense, net	—	(195)				(195)			(195)
Other (income) / expense, net	—	9				9			9
(Loss) income from equity investees	(25,246)	—		25,246	(b)	—			—

Income (Loss) Before Income Tax	(25,246)	(52,263)		16,338		(61,171)		—	(61,171)
Income tax expense	—					—			—

Net (Loss) Income	$(25,246)	$(52,263)		$16,338		$(61,171)		$—	$(61,171)

Net (Loss) Attributable to Non–controlling Interest				(19,228)	(d)	(19,228)			(19,228)
Net (Loss) Attributable to the Company	$(25,246)	$(52,263)		$35,566		$(41,943)		$—	$(41,943)

Net (Loss) Income Available for Common Stockholders (2a)
Basic	$(31,137)					$(41,943)			$(41,943)
Diluted	$(31,137)					$(41,943)			$(41,943)

Net (Loss) Income Per Share Available for Common Stockholders (2a)(3)
Basic	$(53.83)					$(1.59)			$(1.10)
Diluted	$(53.83)					$(1.59)			$(1.10)

Weighted average common shares outstanding (2a)
Basic	578					26,440			38,170
Diluted	578					26,440			38,170

(3)	Historical per share amounts do not give effect to the offering reorganization in which each share of capital stock of Evolent Health Holdings, Inc. will be entitled to receive four shares of Class A common stock of Evolent Health, Inc.

Evolent Health, Inc.

Unaudited pro forma consolidated statement of operations

for the three months ended March 31, 2015

(in thousands, except per share data)

	Evolent Health Holdings, Inc. historical(A)	Evolent Health LLC historical(B)	Offering reorganization adjustments(1)			Evolent Health, Inc. pro forma for offering reorganization	Offering adjustments(2)		Evolent Health, Inc. pro forma for offering reorganization and as adjusted for offering

Revenue
Transformation	$—	$10,376	$			$10,376	$		$10,376
Platform and operations	—	26,665				26,665			26,665

Total Revenue	—	37,041		—		37,041		—	37,041

Cost of revenue (exclusive of depreciation and amortization presented separately below)	—	26,454				26,454			26,454
Selling, general and administrative expenses	—	28,451				28,451			28,451
Depreciation and amortization expenses	—	1,483		1,824	(a)(c)	3,307			3,307

Total Operating Expenses	—	56,388		1,824		58,212		—	58,212

Operating Loss	—	(19,347)		(1,824)		(21,171)		—	(21,171)

Interest (income) / expense, net	—	(31)				(31)			(31)
Other (income) / expense, net	—	(1)				(1)			(1)
(Loss) income from equity investees	(11,319)	—		11,319	(b)	—			—

Income (Loss) Before Income Tax	(11,319)	(19,315)		9,495		(21,139)		—	(21,139)
Income tax expense	—					—			—

Net (Loss) Income	$(11,319)	$(19,315)		$9,495		$(21,139)		$—	$(21,139)

Net (Loss) Attributable to Non–controlling Interest				(6,645)	(d)	(6,645)			(6,645)
Net (Loss) Attributable to the Company	$(11,319)	$(19,315)		$16,140		$(14,494)		$—	$(14,494)

Net (Loss) Income Available for Common Stockholders (2a)
Basic	$(12,609)					$(14,494)			$(14,494)
Diluted	$(12,609)					$(14,494)			$(14,494)

Net (Loss) Income Per Share Available for Common Stockholders (2a)(3)
Basic	$(16.88)					$(0.53)			$(0.38)
Diluted	$(16.88)					$(0.53)			$(0.38)

Weighted average common shares outstanding (2a)
Basic	747					27,167			38,227
Diluted	747					27,167			38,227

(3)	Historical per share amounts do not give effect to the offering reorganization in which each share of capital stock of Evolent Health Holdings, Inc. will be entitled to receive four shares of Class A common stock of Evolent Health, Inc.

Evolent Health, Inc.

Notes to unaudited pro forma consolidated financial information

Unaudited pro forma consolidated balance sheet—As of March 31, 2015

A.	Represents the historical financial statements of Evolent Health Holdings, Inc., the predecessor for accounting purposes.

B.	Represents the historical financial statements of Evolent Health LLC. As a result of the offering reorganization, Evolent Health, Inc. will operate and control all of the business and affairs of Evolent Health LLC and will consolidate the financial results of Evolent Health LLC. Immediately prior to the offering reorganization, Evolent Health Holdings, Inc. accounted for its investment in Evolent Health LLC using the equity method of accounting.

1.	Offering Reorganization and Other Adjustments

a.	As part of the offering reorganization, the preferred stockholders of Evolent Health Holdings, Inc. will convert their preferred stock to Class A common stock of Evolent Health Holdings, Inc. Subsequently, as part of a merger, each then-existing stockholder of Evolent Health Holdings, Inc. will receive four shares of Evolent Health, Inc. Class A common stock in exchange for each share of Class A common stock it holds in Evolent Health Holdings, Inc.

b.	As part of the offering reorganization, the second amended and restated operating agreement of Evolent Health LLC will be further amended and restated to establish two classes of equity: voting Class A common units and non-voting Class B common units. After the amendment, the pre-reorganization members of Evolent Health LLC (other than Evolent Health Holdings, Inc.) will hold 100% of the Class B common units and Evolent Health Holdings, Inc. and an affiliate of TPG will hold only Class A common units. As a result, Evolent Health Holdings, Inc. will control Evolent Health LLC and Evolent Health LLC will become a consolidated entity of Evolent Health Holdings, Inc. Subsequently, as part of the merger pursuant to the offering reorganization, Evolent Health Holdings, Inc. and an affiliate of TPG will merge into Evolent Health, Inc. and, in connection with the merger, Evolent Health, Inc. will issue shares of its Class B common stock to TPG, The Advisory Board and one of our other existing investors, each of which was a member of Evolent Health LLC prior to the offering reorganization, and Class A common stock to the pre-reorganization stockholders of Evolent Health Holdings, Inc. and an affiliate of TPG. See “The reorganization of our corporate structure” for more information.

The Class B common units of Evolent Health LLC will be reflected as non-controlling interests. See footnote c.ii.

c.	As noted above, as a result of the offering reorganization, Evolent Health, Inc. will operate and control all of the business and affairs of Evolent Health LLC and will consolidate the financial results of Evolent Health LLC. The consolidation of Evolent Health LLC will be accounted for as a purchase and the estimated purchase price of $723 million will be allocated to the net assets of Evolent Health LLC as part of the consolidated financial statements.

The pro forma purchase price allocation has been developed based on preliminary estimates of fair value using the historical financial statements of Evolent Health LLC as of March 31, 2015. In addition, the allocation of the purchase price to acquired intangible assets is based on preliminary fair value estimates and is subject to final management analysis, with the assistance of third party valuation advisers, after the completion of this offering. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known in the future. The residual amount of the purchase price after preliminary allocation to identifiable net assets represents goodwill.

Below is the preliminary purchase price allocation for the transaction:

Amount
Tangible assets	$59,970
Deferred tax assets	750
Goodwill	541,358
Identifiable intangible assets	166,000

Total assets acquired	768,078

Current liabilities	45,078

Net assets acquired	$723,000

Specific adjustments recorded include the following:

i.	The pro forma adjustments to goodwill and intangible assets represent the net amounts for goodwill and other intangible assets that will be recognized from the preliminary purchase price allocation as a result of the consolidation transaction. The preliminary goodwill that will be recognized in connection with the transaction is $541.4 million. The preliminary value of other intangible assets is $166.0 million. The customer relationships intangible asset was valued using an excess earnings model based on expected future revenues derived from the existing customers of Evolent Health LLC. The trademarks/tradenames were valued using a royalty savings model based on future projected revenues of Evolent Health LLC. The technology intangible asset was valued using a royalty savings model based on future projected revenues of Evolent Health LLC. These intangible assets will be amortized on a straight-line basis over the determined useful lives. Adjustments are also recorded to (i) reduce deferred revenue to fair value in order to reflect the value of deferred revenue as the incremental cost to fulfill the services under the contract, and (ii) eliminate deferred rent related to operating leases as of the acquisition date.

	Fair value (in thousands)	Useful life
Corporate tradenames	$19,000	20 Years
Customer relationships	117,000	25 Years
Technology	30,000	7 years

ii.	As a result of the consolidation of Evolent Health LLC by Evolent Health, Inc., the existing equity method investment will be removed from the consolidated financial statements. Additionally, the Class B common units in Evolent Health LLC which are held by TPG, The Advisory Board and one of our other existing investors are reflected as non-controlling interests on the consolidated financial statements.

iii.

As a result of the consolidation of Evolent Health LLC, a gain of $379.7 million will be recorded for the difference between the carrying value and the fair value of the previously held equity interest, net of tax effects of $56.0 million, which is reflected within retained earnings (accumulated deficit) on the balance sheet. The following table presents the calculation of the gain upon obtaining control of Evolent Health LLC:

(in thousands)
Evolent Health Holdings, Inc.’s carrying value as of March 31, 2015	$33,903
Evolent Health Holdings, Inc.’s portion of Evolent Health LLC’s fair value	(413,643)

Gain on remeasurement	(379,740)
Tax effects of deferred tax liabilities of outside basis difference	$(66,400)
Tax effects of reversal of Evolent Health Holdings, Inc.’s existing valuation allowance	$10,433

Net tax impact	(55,967)

Gain, net of tax effects	$323,773

2.	Offering Adjustments

a.	Reflects net proceeds of $138.2 million from this offering through the issuance of 10 million shares of Class A common stock at an assumed initial public offering price of $15.00 per common share (the midpoint of the price range set forth on the cover page of this prospectus), less estimated underwriting discounts and commissions of $10.1 million, with a corresponding increase to equity. The net cash proceeds reflect a reduction of $3.4 million for expenses of this offering ($1.7 million of which was paid prior to March 31, 2015) that Evolent Health, Inc. will bear or reimburse to Evolent Health LLC.

b.	Offering expenses of approximately $3.4 million are expected to be deducted against the proceeds received by Evolent Health, Inc. in this offering. At March 31, 2015, $2.4 million had been incurred and deferred (of which $1.7 million had already been paid and $0.7 million were accrued and unpaid).

c.	Upon the completion of this offering, all outstanding restricted stock awards will automatically vest and will be freely transferable shares of our Class A common stock. As a result, there is an increase of $8.4 million in Class A common stock and additional paid-in capital and the acceleration of expense of $8.4 million is reflected as an adjustment to retained earnings (accumulated deficit).

The following table reflects the number of shares of Evolent Health, Inc.’s Class A common stock and Class B common stock outstanding after giving pro forma effect to the offering reorganization, in which (i) holders of capital stock of Evolent Health Holdings, Inc. will be entitled to receive four shares of Class A common stock of Evolent Health, Inc. in exchange for each such share of capital stock of Evolent Health Holdings, Inc. and (ii) holders of Series B preferred units of Evolent Health LLC will be issued four shares of Class B common stock of Evolent Health, Inc. and four Class B common units of Evolent Health LLC in respect of each such Series B preferred unit of Evolent Health LLC, and as further adjusted for this offering:

	Pre-offering reorganization	4:1 Exchange	Evolent Health, Inc. pro forma for offering reorganization and as further adjusted for this offering
			Class A	Class B	Total
Effect of offering reorganization:
Common stock (exchanged for Class A common stock)	1,011,871	4	4,047,484		4,047,484
Series A preferred stock (exchanged for Class A common stock)	3,825,000	4	15,300,000		15,300,000
Series B preferred stock (exchanged for Class A common stock)	2,129,711	4	8,518,844		8,518,844
Series B-1 preferred stock (exchanged for Class A common stock)	90,105	4	360,420		360,420
Series B preferred units (exchanged for Class B common stock)	4,381,149	4		17,524,596	17,524,596

Pro forma shares of Class A common stock and Class B common stock outstanding	11,437,836		28,226,748	17,524,596	45,751,344

Shares offered hereby			10,000,000		10,000,000

Pro forma for offering reorganization and as further adjusted for this offering			38,226,748	17,524,596	55,751,344

Unaudited pro forma consolidated statement of operations—Year ended December 31, 2014

A.	Represents the historical financial statements of Evolent Health Holdings, Inc., the predecessor for accounting purposes, for the year ended December 31, 2014.

B.	Represents the historical financial statements of Evolent Health LLC for the year ended December 31, 2014. As a result of the offering reorganization, Evolent Health, Inc. will operate and control all of the business and affairs of Evolent Health LLC and will consolidate the financial results of Evolent Health LLC.

1.	Offering Reorganization and Other Adjustments

a.	As part of the offering reorganization, the second amended and restated operating agreement of Evolent Health LLC will be further amended and restated to establish two classes of equity: voting Class A common units and non-voting Class B common units. After the amendment, the pre-reorganization members of Evolent Health LLC (other than Evolent Health Holdings, Inc.) will hold 100% of the Class B common units and Evolent Health Holdings, Inc. and an affiliate of TPG will hold only Class A common units. As a result of this, Evolent Health Holdings, Inc. will control Evolent Health LLC and Evolent Health LLC will be consolidated by Evolent Health Holdings, Inc. As a result, the pro forma consolidated statement of operations reflects the full year of operations of Evolent Health LLC as though the entities were consolidated for the full period.

b.	As a result of the consolidation noted above, the loss from equity investees, representing Evolent Health Holdings, Inc.’s historical proportionate losses in the operations of Evolent Health LLC, are eliminated. Immediately preceding the completion of this offering, as a result of the amendment to the Evolent Health LLC operating agreement, Evolent Health, Inc. will control Evolent Health LLC, resulting in the consolidation of the operations of Evolent Health LLC. As a result of this consolidation, a gain of $323.8 million (net of tax effects) will be recorded to reflect the fair value of Evolent Health LLC in excess of the carrying value of Evolent Health Holdings, Inc.’s equity method investment in Evolent Health LLC. It is noted that this consolidation gain is not recorded within the pro forma statement of operations as this represents a one-time adjustment. Please refer to the gain calculation set forth in note 1.c.iii to the unaudited pro forma consolidated balance sheet as of March 31, 2015 for more information.

c.	Adjustments have been included to record the estimated net increase in amortization expense for intangible assets. The incremental amortization expense was calculated using estimated lives of 25 years for the customer relationship intangibles, with an estimated value of $117.0 million; 20 years for the trademark intangibles, with an estimated value of $19.0 million; and 7 years for the technology intangibles, with an estimated value of $30.0 million. The incremental amortization expense recorded is $9.9 million.

d.	In order to reflect the offering reorganization and this offering as if they occurred on January 1, 2014, an adjustment has been made to reflect the inclusion of non-controlling interests in consolidated entities representing Evolent Health LLC Class B common units that are held directly by TPG, The Advisory Board and other investors after this offering. Such Evolent Health LLC Class B common units represent 38.3% of all common units outstanding immediately following the offering reorganization and 31.4% following this offering.

2.	Offering Adjustments

a.	The “Evolent Health, Inc. pro forma for offering reorganization” calculation of basic and diluted net loss per share represents net loss attributable to Evolent Health, Inc. divided by the weighted-average shares of Class A common stock outstanding after giving effect to the offering reorganization.

The “Evolent Health, Inc. pro forma for offering reorganization and as adjusted for offering” calculation of basic and diluted net loss per share represents net loss attributable to Evolent Health, Inc. divided by the weighted-average shares of Class A common stock outstanding after giving effect to the offering reorganization, the inclusion of 10,000,000 shares assumed to be sold in the offering and the vesting of shares of restricted stock which immediately vest upon the completion of the offering.

For the pro forma calculation of diluted loss per share, the impact of all other potential shares of Class A common stock are excluded as they are anti-dilutive.

Shares of Class B common stock do not share in our earnings or losses and are therefore not included in the weighted average shares outstanding or net loss per share.

Unaudited pro forma consolidated statement of operations—Three months ended March 31, 2015

A.	Represents the historical financial statements of Evolent Health Holdings, Inc., the predecessor for accounting purposes, for the three months ended March 31, 2015.

B.	Represents the historical financial statements of Evolent Health LLC for the three months ended March 31, 2015. As a result of the offering reorganization, Evolent Health, Inc. will operate and control all of the business and affairs of Evolent Health LLC and will consolidate the financial results of Evolent Health LLC.

1.	Offering Reorganization and Other Adjustments

a.	As part of the offering reorganization, the second amended and restated operating agreement of Evolent Health LLC will be further amended and restated to establish two classes of equity: voting Class A common units and non-voting Class B common units. After the amendment, the pre-reorganization members of Evolent Health LLC (other than Evolent Health Holdings, Inc.) will hold 100% of the Class B common units and Evolent Health Holdings, Inc. and an affiliate of TPG will hold only Class A common units. As a result of this, Evolent Health Holdings, Inc. will control Evolent Health LLC and Evolent Health LLC will be consolidated by Evolent Health Holdings, Inc. As a result, the pro forma consolidated statement of operations reflects the full three months of operations of Evolent Health LLC as though the entities were consolidated for the full period.

b.	As a result of the consolidation noted above, the loss from equity investees, representing Evolent Health Holdings, Inc.’s historical proportionate losses in the operations of Evolent Health LLC, are eliminated. Immediately preceding the completion of this offering, as a result of the amendment to the Evolent Health LLC operating agreement, Evolent Health, Inc. will control Evolent Health LLC, resulting in the consolidation of the operations of Evolent Health LLC. As a result of this consolidation, a gain of $323.8 million (net of tax effects) will be recorded to reflect the fair value of Evolent Health LLC in excess of the carrying value of Evolent Health Holdings, Inc.’s equity method investment in Evolent Health LLC. It is noted that this consolidation gain is not recorded within the pro forma statement of operations as this represents a one-time adjustment. Please refer to the gain calculation set forth in note 1.c.iii to the unaudited pro forma consolidated balance sheet as of March 31, 2015 for more information.

c.	Adjustments have been included to record the estimated net increase in amortization expense for intangible assets. The incremental amortization expense was calculated using estimated lives of 25 years for the customer relationship intangibles, with an estimated value of $117.0 million; 20 years for the trademark intangibles, with an estimated value of $19.0 million; and 7 years for the technology intangibles, with an estimated value of $30.0 million. The incremental amortization expense recorded is $2.5 million.

d.	In order to reflect the offering reorganization and this offering as if they occurred on January 1, 2014, an adjustment has been made to reflect the inclusion of non-controlling interests in consolidated entities representing Evolent Health LLC Class B common units that are held directly by TPG, The Advisory Board and other investors after this offering. Such Evolent Health LLC Class B common units represent 38.3% of all common units outstanding immediately following the offering reorganization and 31.4% immediately following this offering.

2.	Offering Adjustments

a.	The “Evolent Health, Inc. pro forma for offering reorganization” calculation of basic and diluted net loss per share represents net loss attributable to Evolent Health, Inc. divided by the weighted-average shares of Class A common stock outstanding after giving effect to the offering reorganization.

The “Evolent Health, Inc. pro forma for offering reorganization and as adjusted for offering” calculation of basic and diluted net loss per share represents net loss attributable to Evolent Health, Inc. divided by the weighted-average shares of Class A common stock outstanding after giving effect to the offering reorganization, the inclusion of 10,000,000 shares assumed to be sold in the offering and the vesting of shares of restricted stock which immediately vest upon the completion of the offering.

For the pro forma calculation of diluted loss per share, the impact of all other potential shares of Class A common stock are excluded as they are anti-dilutive.

Shares of Class B common stock do not share in our earnings or losses and are therefore not included in the weighted average shares outstanding or net loss per share.

Selected historical financial and operational data

The following tables present the selected financial and other data of Evolent Health LLC and Evolent Health Holdings, Inc. as of and for the periods indicated. The selected financial information of Evolent Health Holdings, Inc. reflects the historical results of Evolent Health LLC through September 23, 2013 and reflects the results of Evolent Health LLC as an equity method investment subsequent to such date due to a deconsolidation that occurred as a result of a round of equity financing. Accordingly, we have included the historical financial statements of both Evolent Health LLC and Evolent Health Holdings, Inc. in order to provide a consistent presentation for the periods before and after September 23, 2013. The selected statement of operations data for the years ended December 31, 2014 and December 31, 2013 and the balance sheet data as of December 31, 2014 and December 31, 2013 have been derived from the audited annual financial statements included elsewhere in this prospectus. The selected statements of operations data for the three months ended March 31, 2015 and March 31, 2014 and the balance sheet data as of March 31, 2015 have been derived from the unaudited interim financial statements of Evolent Health LLC and Evolent Health Holdings, Inc. included elsewhere in this prospectus. The unaudited interim financial statements were prepared on the same basis as the audited annual financial statements. In our opinion, such financial statements reflect all adjustments that are of a normal and recurring nature necessary to fairly state the financial position and results of operations of Evolent Health LLC and Evolent Health Holdings, Inc. in all material respects as of the dates and for the periods presented. The results of operations presented in the unaudited interim financial statements are not necessarily indicative of the results that may be expected for a full fiscal year or in any future period.

Evolent Health Holdings, Inc. is the predecessor to the registrant. Its results of operations include its equity in the losses of Evolent Health LLC in the three months ended March 31, 2015 and fiscal 2014 and subsequent to the deconsolidation of Evolent Health LLC for the year ended December 31, 2013. The results of operations prior to the deconsolidation in 2013 reflect the results of Evolent Health LLC. Its balance sheet includes its equity interest in Evolent Health LLC at March 31, 2015, December 31, 2014 and December 31, 2013.

You should read the following selected financial and other data together with the sections of this prospectus titled “Use of proceeds”, “Capitalization” and “Management’s discussion and analysis of financial condition and results of operations” and the audited annual financial statements, unaudited interim financial statements and notes thereto with respect to each of Evolent Health LLC and Evolent Health Holdings, Inc. included elsewhere in this prospectus.

Evolent Health LLC

Results of operations (in thousands)	Three months ended March 31,			Year ended December 31,
	2015	2014	2014	2013

Revenue:
Transformation	$10,376	$7,420	$36,289	$34,560
Platform and operations	26,665	12,656	64,599	5,721

Total Revenue	37,041	20,076	100,888	40,281

Cost of revenue (exclusive of depreciation and amortization presented separately below)	26,454	14,821	73,122	46,327
Selling, general and administrative expenses	28,451	16,243	76,521	24,103
Depreciation and amortization expense	1,483	656	3,694	1,838

Total Operating Expenses	56,388	31,720	153,337	72,268

Operating Loss	(19,347)	(11,644)	(52,449)	(31,987)

Interest (income) / expense, net	(31)	(27)	(195)	820
Other (income) / expense, net	(1)	9	9	(1)

Loss before income tax	(19,315)	(11,626)	(52,263)	(32,806)
Income tax (benefit) / expense	—	—	—	8

Net loss and comprehensive loss	$(19,315)	$(11,626)	$(52,263)	$(32,814)

Evolent Health LLC
Balance sheet data		December 31,
(in thousands)	March 31, 2015	2014	2013

Cash and cash equivalents and investments	$24,594	$41,553	$67,891
Other current assets	22,098	15,165	12,401
Long-term assets	29,742	27,586	21,683

Total assets	76,434	84,304	101,975

Deferred revenue	26,761	23,256	16,374
Other current liabilities	26,856	26,773	12,948
Long-term liabilities	5,610	5,772	3,358

Total liabilities .	59,227	55,801	32,680

Total redeemable preferred units .	9,493	15,734	38,251
Total equity	7,714	12,769	31,044

Total liabilities, redeemable preferred stock, and equity	$76,434	$84,304	$101,795

Evolent Health Holdings, Inc.

Results of operations (in thousands, except per share data)	Three months ended March 31,			Year ended December 31,
	2015	2014	2014	2013

Revenue:
Transformation	$—	$—	$—	$22,130
Platform and operations	—	—	—	3,541

Total Revenue	—	—	—	25,671

Cost of revenue (exclusive of depreciation and amortization presented separately below)	—	—	—	30,018
Selling, general and administrative expenses	—	—	—	15,600
Depreciation and amortization expense	—	—	—	1,208

Total Operating Expenses	—	—	—	46,826

Operating Loss	—	—	—	(21,155)

Interest (income) / expense, net	—	—	—	820
Other (income) / expense, net	—	—	—	(1)
Gain on deconsolidation	—	—	—	46,246
Loss from equity investees	(11,319)	(5,442)	(25,246)	(4,241)

(Loss) income before income tax	(11,319)	(5,442)	(25,246)	20,031

Income tax (benefit) / expense	—	—	—	8

Net (Loss) Income and Comprehensive (Loss) Income	$(11,319)	$(5,442)	$(25,246)	$20,023

Net (Loss) Income Available for Common Stockholders

Basic	$(12,609)	$(6,737)	$(31,137)	$2,418

Diluted	$(12,609)	$(6,737)	$(31,137)	$2,957

Net (Loss) Income Per Share Available for Common Stockholders

Basic	$(16.88)	$(13.38)	$(53.83)	$10.03

Diluted	$(16.88)	$(13.38)	$(53.83)	$3.96

Weighted average common shares outstanding:
Basic	747.0	503.7	578.4	241.0
Diluted	747.0	503.7	578.4	746.9

Evolent Health Holdings, Inc.

Balance sheet data (in thousands)		December 31,
	March 31, 2015	2014	20913

Cash	$—	$—	$—

Total Current Assets	1,074	1,074	—
Equity method investment	33,903	37,203	50,940

Total Assets	34,977	38,277	50,940

Total Liabilities	1,074	1,074	—
Total Redeemable Preferred Stock	39,273	39,273	37,680
Total Equity (Deficit)	(5,370)	(2,070)	13,260

Total Liabilities, Redeemable Preferred Stock and Equity (Deficit)	$34,977	$38,277	$50,940

Management’s discussion and analysis of financial condition and results of operations

This discussion of our financial condition and results of operations should be read together with the audited annual financial statements, unaudited interim financial statements and the notes thereto with respect to each of Evolent Health LLC and Evolent Health Holdings, Inc. included elsewhere in this prospectus. The following discussion contains forward-looking statements. Our actual results may differ materially from those contained in or implied by forward-looking statements. See “Risk factors” and “Special note regarding forward-looking statements”.

Overview

We are a market leader and a pioneer in the new era of healthcare delivery and payment, in which leading providers are taking on increasing clinical and financial responsibility for the populations they serve. Our purpose-built platform, powered by our technology, proprietary processes and integrated services, enables providers to migrate their economic orientation from FFS reimbursement to value-based payment models. By partnering with providers to accelerate their path to value-based care, we enable our provider partners to expand their market opportunity, diversify their revenue streams, grow market share and improve the quality of the care they provide.

We consider value-based care to be the necessary convergence of healthcare payment and delivery. We believe the pace of this convergence is accelerating, driven by price pressure in traditional FFS healthcare, a regulatory environment that is incentivizing value-based care models, a rapid expansion of retail insurance driven by the emergence of the health insurance exchanges and innovation in data and technology. We believe providers are positioned to lead this transition to value-based care because of their control over large portions of healthcare delivery costs, their primary position with consumers and their strong local brand.

We market and sell our services primarily to major providers throughout the United States. We work with our partners in two phases. In the transformation phase, we initially work with our partners to develop a strategic plan for their transition to a value-based care model. During the first portion of the transformation phase, which typically takes four months to complete, we size the market opportunity for our partner and create a Blueprint for executing that opportunity. During the second portion of the transformation phase, which typically lasts twelve to fifteen months, we generally work with our partner to implement the Blueprint by establishing the resources necessary to launch its strategy and capitalize on the opportunity. During the transformation phase, we seek to enter into long-term agreements with our partners. During the term of such long-term agreement, which we call the platform and operations phase and which typically is in place for three to ten years, we deliver a wide range of services that support our partner in the execution of its new strategy. In the platform and operations phase we establish a local market presence and embed our resources alongside our partners. Revenue from these long-term contracts is not guaranteed because certain of these contracts are terminable for convenience by our partners after a notice period has passed, and certain partners would be required to pay us a termination fee in certain circumstances.

We collect a fixed fee from our partners during the transformation phase, and these revenues are recognized based on proportionate performance over the life of the engagement. During the platform and operations phase, our revenue structure shifts to a primarily variable fee structure. The variable fee is typically a monthly payment that is linked to the number of lives that our partners are managing under a value-based care arrangement and is recognized in the month in which services are provided. Our revenues during the platform and operations phase vary depending on the population covered by our partners and the scope of our services. Transformation revenue can fluctuate based on both the timing of when contracts are executed with partners and the timing of work being performed. Our platform and operations revenue may vary based on the nature of the population, the timing of new populations transitioning to our platform and the type of services being utilized by our partners. Our total revenues for the three months ended March 31, 2015 were $37.0 million, compared to $20.1 million for the three months ended March 31, 2014. Our total revenues for fiscal 2014 were $100.9 million, compared to $40.3 million for fiscal 2013. Our deferred revenue, which consists of billed but unrecognized revenue, was $26.8 million as of March 31, 2015, compared to $23.0 million as of March 31, 2014 and $23.3 million as of December 31, 2014, compared to $16.4 million as of December 31, 2013. As of March 31, 2015, we had entered into long-term contractual relationships with nine partners and we have subsequently entered into a long-term contractual relationship with one additional partner. Our five largest partners, WakeMed Health and Hospitals, Indiana University Health, Piedmont WellStar Health Plan, Premier Health Partners and MedStar Health, Inc., comprised approximately 21%, 18%, 17%, 12% and 10%, respectively, of our revenue for the three months ended March 31, 2015, or 78% in the aggregate. For fiscal 2014, our four largest partners, Indiana University Health, WakeMed Health and Hospitals, Piedmont WellStar Health Plan and Premier Health Partners, comprised approximately 25%, 21%, 16% and 14%, respectively, of our revenue, or 76% in the aggregate. At times our contracts are amended to change the nature of the services and/or the time period over which they are provided. In April 2015, we signed an amendment to our agreement with Piedmont WellStar Health Plan that reduced our expected revenue under that contract. Revenue estimates are based on various assumptions, including those relating to the expected lives on platform, and may vary depending on the performance of our partner’s health plan and other factors. We currently expect a reduction in revenue for fiscal 2016 and fiscal 2017 of approximately 14% and 40%, respectively, relative to the revenue expected to be attributable to that contract in fiscal 2015, with more significant reductions expected in 2018. Accordingly, we currently expect the remaining total value for our contract with Piedmont WellStar to be reduced by approximately one-half. In connection with the amendment, the partner also agreed to sell its 2.2% ownership interest in us to certain of our existing investors, consisting of TPG, The Advisory Board and UPMC.

Our cost of revenues refers to direct expenses incurred to execute our client contracts as well as our shared resources who directly support our platform. Our selling, general and administrative expenses include costs associated with our centralized infrastructure, corporate overhead and business development activities as well as centralized resources including personnel focused on research and development and codifying best practices. Other than capitalized software development costs, our expenses are expensed as incurred.

We have incurred significant losses since our inception, as we have invested heavily in resources to support our growth. We intend to continue to invest aggressively in the success of our partners, expand our geographic footprint and further develop our capabilities. We also expect to continue to incur operating losses for the foreseeable future and may need to raise additional capital through equity and debt financings in order to fund our operations. Additional funds may not be available on terms favorable to us or at all. If we are unable to achieve our revenue growth objectives, we may not be able to achieve profitability. As of March 31, 2015, we believe we have sufficient liquidity for the next twelve months, which contemplates continuity of operations, realization of assets and satisfaction of liabilities. In addition, management has the intent and ability to take additional actions, including reducing operating costs and exploring additional funding sources.

We manage our operations and allocate resources as a single reportable segment. All of our revenue is recognized in the United States and all of our long-lived assets are located in the United States.

Basis of presentation

Evolent Health LLC

The financial statements included elsewhere in this prospectus include the balance sheets, statements of operations and comprehensive loss, statements of cash flows and statements of changes in members’ equity and redeemable preferred units of Evolent Health LLC. All of our historical operations have been conducted in Evolent Health LLC or its predecessor. Accordingly, unless otherwise indicated, the financial information described in this prospectus, including in this “Management’s discussion and analysis of financial condition and results of operations” section, represents the historical financial information of Evolent Health LLC. These financial statements are required to be included in this prospectus pursuant to the reporting requirements discussed in Regulation S-X Rule 3-09 under the Securities Act.

Evolent Health Holdings, Inc.

The financial statements included elsewhere in this prospectus also include the balance sheets, statements of operations and comprehensive income (loss), statements of cash flows and statements of changes in shareholders’ equity (deficit) and redeemable preferred stock of Evolent Health Holdings, Inc. Evolent Health Holdings, Inc. is a holding company and its sole asset is its equity ownership in Evolent Health LLC. Prior to September 23, 2013, Evolent Health Holdings, Inc. accounted for its investment in Evolent Health LLC by consolidating the financial information of Evolent Health LLC. On and after September 23, 2013, Evolent Health Holdings, Inc. accounted for its investment in Evolent Health LLC using the equity method of accounting. As a result of the deconsolidation of Evolent Health LLC, the presentation for periods before and after September 23, 2013 are not comparable for Evolent Health Holdings, Inc. Accordingly, we have included a discussion of the results of operations of both Evolent Health LLC and Evolent Health Holdings, Inc. in order to provide meaningful information for all periods presented. Pursuant to the merger described below, Evolent Health Holdings, Inc. will be merged with and into Evolent Health, Inc. with Evolent Health, Inc. continuing as the surviving entity.

Evolent Health Holdings, Inc. is the predecessor to the registrant. Its results of operations include its equity in the losses of Evolent Health LLC in 2015, 2014 and subsequent to the deconsolidation of Evolent Health LLC for the year ended December 31, 2013. The results of operations prior to the deconsolidation in 2013 reflect the results of Evolent Health LLC. Its balance sheet includes its equity interest in Evolent Health LLC as of March 31, 2015, December 31, 2014 and December 31, 2013.

Evolent Health, Inc.

We have not included the historical financial statements of Evolent Health, Inc. in this prospectus because Evolent Health, Inc. has engaged to date only in activities in contemplation of this offering and has no operations or assets. Following the completion of this offering, Evolent Health, Inc. will be a holding company and its principal asset will be all of the Class A common units in Evolent Health LLC. Accordingly, following the completion of this offering, we intend to include the financial statements of Evolent Health, Inc. in our periodic reports and other filings as required by applicable law and the rules and regulations of the SEC.

Effects of the offering reorganization

Evolent Health, Inc. was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Upon the completion of this offering, all of our business will be conducted through Evolent Health LLC, and the financial results of Evolent Health LLC will be consolidated in our financial statements. Evolent Health, Inc. will be a holding company whose principal asset will be its Class A common units in Evolent Health LLC. For more information regarding the offering reorganization and our holding company structure, see “The reorganization of our corporate structure”.

We expect that future exchanges of Class B common units of Evolent Health LLC (together with an equal number of our Class B common shares) for shares of our Class A common stock will result in increases in the tax basis in our share of the tangible and intangible assets of Evolent Health LLC. We expect that these increases in the tax basis, which would not have been available but for our new holding company structure, will reduce the amount of tax that we would otherwise be required to pay in the future. In addition, we expect that we will benefit from the utilization of certain net operating losses of Evolent Health Holdings, Inc. and an affiliate of TPG, which we will acquire in the offering reorganization. See “The reorganization of our corporate structure”. We will be required to pay 85% of the cash savings we actually realize from such increase in tax basis to the holders of Class B common units and certain of our other current investors (calculated assuming that any post-offering transfer of Class B common units (other than the exchanges) had not occurred) or from the utilization of such net operating losses to the stockholders of Evolent Health Holdings, Inc. and an affiliate of TPG prior to the offering reorganization and an affiliate of TPG, pursuant to the tax receivables agreement. Furthermore, payments under the tax receivables agreement will give rise to additional tax benefits and, therefore will give rise to additional payments under the tax receivables agreement. See “The reorganization of our corporate structure—Tax receivables agreement”.

Evolent Health LLC is currently taxed as a partnership for federal income tax purposes and, as a result, the members of Evolent Health LLC pay taxes with respect to their allocable shares of its net taxable income. All of the earnings of Evolent Health, Inc. are subject to federal income taxation.

Trends and key factors affecting our performance and financial condition

Growth within our existing partners.    We believe we have significant opportunities to grow within our existing partner base. Our platform and operations revenue, which is revenue from the long-term ongoing operational phase of our services, is tied to the number of lives our partners are managing under value-based arrangements. We have multiple avenues to grow this revenue base, including through (a) growth in lives in existing covered populations, (b) our partners expanding into new covered populations and (c) our partners utilizing additional capabilities that we offer. Our platform and operations revenue comprised 72.0% of our total revenue for the three months ended March 31, 2015, compared to 63.0% for the three months ended March 31, 2014 and 64.0% for fiscal 2014, compared to 14.2% for fiscal 2013. As our existing partners continue to grow their value-based arrangements and we add new partners, we believe our platform and operations revenue will grow as an overall percentage of our total revenue.

Ability to attract new partners.    Increasing our partner base is an important source of revenue growth for us. Our transformation revenues are derived from work we do with prospective partners for our platform and operations phase. As such, transformation revenues provide us with a pipeline of potential long-term partner relationships. For the three months ended March 31, 2015, our transformation revenues comprised 28.0% of our total revenue as compared to 37.0% for the three months ended March 31, 2014 and 36.0% for fiscal 2014 as compared to 85.8% for fiscal 2013. This decline is due to the growth in our platform and operations revenue.

Maturity profile of our partner relationships.    Since inception, we have developed resources at the local market level and also at the national level. At the local market level, we build out a team of executive, clinical and administrative resources that, once established, yields scalable advantages as our partners add lives to the platform. As of March 31, 2015, our lives on platform had increased to 478,893, representing a 60% increase over the prior year. In addition, as our current partners grow the number of lives managed, we expect our cost of revenue to decline as a percentage of our revenues as a result of our ability to leverage our resources.

Achieving efficiencies in our operations.    We continue to enhance existing service offerings by designing and developing technology and clinical solutions that can be leveraged across all partners. More specifically, our centralized resources and technologies include our network development capabilities, PBM administration, technology infrastructure, clinical program development and data analytics. While our absolute investment in our centralized resources will increase over time, we expect it will decrease as a percentage of revenue as we are able to scale this investment across a broader group of partners.

Key components of our results of operations

Revenue

We collect a fixed fee from our partners during the transformation phase and revenue is recognized based upon proportionate performance over the life of the engagement. During the platform and operations phase, our revenue structure shifts to a primarily variable fee structure. The variable fee is typically a monthly payment that is calculated based on a specified rate multiplied by the number of members that our partners are managing under a value-based care arrangement, and is recognized in the month in which services are provided. Our platform and operations revenue may vary based on the nature of the population, the timing of new populations transitioning to our platform and the type of services being utilized by our partners. After a specified period, certain of our platform and operations contracts are terminable for convenience by our partners after a notice period has passed and the partner has paid a termination fee. We also have arrangements with multiple deliverables (including both transformation and platform and operations components) and we evaluate the deliverables to determine whether they represent a separate unit of accounting. Revenue is then allocated to the units of accounting based on each unit’s relative selling price.

Cost of revenue (exclusive of depreciation and amortization)

Our cost of revenue includes direct expenses and shared resources that perform services in direct support of clients. Costs consist primarily of employee related expenses (including salaries, benefits and stock-based compensation), TPA and other services provided by one of our investors, UPMC, and other professional fees. While our cost of revenue is expected to increase as our business grows, we expect that over time the costs will decrease as a percentage of our total revenue.

Selling, general and administrative expenses

Our selling, general and administrative expenses consists primarily of employee-related expenses (including salaries, benefits and stock-based compensation) for business development, marketing, corporate development, finance, legal, human resources, corporate information technology, professional fees and other corporate expenses associated with these functional areas. Selling, general and administrative expenses also include costs associated with our centralized infrastructure to support our network development capabilities, PBM administration, technology infrastructure, clinical program development and data analytics. We expect our selling, general and administrative expenses to continue to increase for the foreseeable future as we transition to a public company and continue to grow. However, we expect our selling, general and administrative expenses to decrease as a percentage of our total revenue over the long term.

Depreciation and amortization expenses

Depreciation and amortization expenses are primarily related to the amortization of intangible assets and internally developed software, as well as depreciation of property and equipment.

Interest (income) expense, net

Interest (income) expense consists of expenses incurred in connection with convertible notes that were issued to certain of our current investors and subsequently converted into Series B preferred units in September 2013. Interest income consists of interest income from investing cash in U.S. agency obligations, Treasury bills and certificate of deposits.

Income tax expense (benefit)

Prior to the formation of Evolent Health LLC in September 2013 and the deconsolidation of Evolent Health LLC from Evolent Health Holdings, Inc., we incurred minimal income tax as the company had incurred a significant amount of losses. Effective September 2013, Evolent Health LLC was formed and taxed as a partnership for federal income tax purposes and, as a result, the members of Evolent Health LLC are allocated their share of net taxable income or losses. Evolent Health Holdings, Inc. is subject to income tax but has incurred significant losses to date and has recorded a full valuation allowance for any deferred tax assets.

Following the offering reorganization and this offering, all of the earnings of Evolent Health, Inc. will be subject to federal income taxation. Evolent Health, Inc. will account for income taxes in accordance with applicable requirements. Evolent Health, Inc. and its subsidiaries will also be subject to a tax receivable agreement as noted above in “—Effects of the offering reorganization”.

Results of operations for Evolent Health LLC

The following table summarizes key components of the results of operations for Evolent Health LLC for the periods indicated, in dollars, as a percentage change in comparable periods and as a percentage of our total revenue.

	Three months ended March 31,				Year ended December 31,
	2015	2014	Change		2014	2013	Change
					(in thousands, except percentages)

Revenue:
Transformation	$10,376	$7,420	39.8%		$36,289	$34,560	5.0%
Platform and operations	26,665	12,656	110.7%		64,599	5,721	*

Total Revenue	37,041	20,076	84.5%		100,888	40,281	150.5%

Cost of revenue (exclusive of depreciation and amortization presented separately below)	26,454	14,821	78.5%		73,122	46,327	57.8%
Selling, general and administrative expenses	28,451	16,243	75.2%		76,521	24,103	*
Depreciation and amortization expense	1,483	656	126.1%		3,694	1,838	101.0%

Total Operating Expenses	56,388	31,720	77.8%		153,337	72,268	112.2%

Operating Loss	(19,347)	(11,644)	66.2%		(52,449)	(31,987)	64.0%

Interest (income) / expense, net	(31)	(27)	14.8%		(195)	820	(123.8%	)
Other (income) / expense, net	(1)	9	(111.1%	)	9	(1)	*

Loss before income tax	(19,315)	(11,626)	66.1%		(52,263)	(32,806)	59.3%
Income tax (benefit) / expense	—	—	*		—	8	*

Net Loss and Comprehensive Loss	$(19,315)	$(11,626)	66.1%		$(52,263)	$(32,814)	59.3%

Percentage of Revenue:

Revenue:
Transformation	28.0%	37.0%			36.0%	85.8%
Platform and operations	72.0%	63.0%			64.0%	14.2%

Total Revenue	100.0%	100.0%			100.0%	100.0%

Cost of revenue (exclusive of depreciation and amortization presented separately below)	71.4%	73.8%			72.5%	115.0%
Selling, general and administrative expenses	76.8%	80.9%			75.8%	59.8%
Depreciation and amortization expense	4.0%	3.3%			3.7%	4.6%

Total Operating Expenses	152.2%	158.0%			152.0%	179.4%

Operating Loss	-52.2%	-58.0%			-52.0%	-79.4%

Interest (income) / expense, net	-0.1%	-0.1%			-0.2%	2.0%
Other (income) / expense, net	0.0%	0.0%			0.0%	0.0%

Loss before income tax	-52.1%	-57.9%			-51.8%	-81.5%
Income tax (benefit) / expense	—	—			—	0.0%

Net Loss and Comprehensive Loss	-52.1%	-57.9%			-51.8%	-81.5%

Stock-based compensation
Cost of revenue	$439	$98			$758	$86
Selling, general and administrative expenses	7,580	1,330			10,333	1,149

	$8,019	$1,428			$11,091	$1,235

*	Represents a change in excess of 200%.

Comparison of three months ended March 31, 2015 and 2014 for Evolent Health LLC

Revenue

Revenue increased $16.9 million, or 84.5%, to $37.0 million for the three months ended March 31, 2015, as compared to $20.1 million for the three months ended March 31, 2014. Platform and operations revenue increased by approximately $14.0 million or 110.7%, driven primarily by enrollment growth and the addition of two new partners to the platform and operations phase. As of March 31, 2015, we had seven partners with members on our platform as compared to five partners with members on our platform as of March 31, 2014. Our lives on platform grew approximately 60% from 300,078 lives as of March 31, 2014 to 478,893 as of March 31, 2015. During the platform and operations phase, our revenue structure shifts to a primarily variable fee, which is typically a per member per month payment based on the population served and the scope of our services utilized by our partners. Our revenue is impacted not only by the volume of lives but also by the per member per month rate, which varies by population and the scope of services deployed. Due to an expected shift in our partners’ population mix to a greater proportion of payer contracts, our average per member per month rate is expected to decrease in the future. The remaining $2.9 million increase was due primarily to growth in implementation revenue related to two new implementation contracts and one-time fees associated with contract option terminations. Due to a shift in our partner’s population mix, our average price per member per month has declined compared to March 31, 2014, and we expect that trend to continue.

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue increased $11.7 million, or 78.5%, to $26.5 million for the three months ended March 31, 2015, as compared to $14.8 million for the three months ended March 31, 2014. The increase in cost of revenue is due primarily to additional personnel costs of $6.2 million (including $0.3 million of stock-based compensation expense) related to growth in our revenue and delivery of our services. The remaining increase was attributable to a $3.3 million increase in TPA fees due to additional members on our platform, $1.9 million in professional fees and $0.3 million in travel expenses. Our TPA services are provided primarily by one of our current investors, UPMC, in the form of TPA services for our partners’ health plans.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $12.3 million, or 75.2%, to $28.5 million for the three months ended March 31, 2015, as compared to $16.2 million for the three months ended March 31, 2014. The increase was due primarily to an increase in stock-based compensation expense of $6.3 million related to the re-measurement of our awards each period to fair value in accordance with the non-employee accounting treatment. In addition, salaries and benefits increased by $4.4 million due to increased hiring for business development, research and development and other overhead departments. We also incurred approximately $1.0 million in legal, professional and other expenses related to this offering for the three months ended March 31, 2015.

Depreciation and amortization expenses

Depreciation and amortization expenses increased $0.8 million to $1.5 million for the three months ended March 31, 2015, as compared to $0.7 million for the three months ended March 31, 2014. The increase was due to additional amortization of internally developed software of $0.6 million, amortization for leasehold improvements of $0.1 million and intangibles of $0.1 million.

Comparison of fiscal 2014 and fiscal 2013 for Evolent Health LLC

Revenue

Revenue increased $60.6 million, or 150.5%, to $100.9 million for fiscal 2014, as compared to $40.3 million for fiscal 2013. This increase primarily was due to additional partners going live on the platform and operations phase in early 2014 and growth at existing partners amounting to $58.9 million. The remaining increase was due to new contracts and growth in revenue from existing contracts in the transformation phase of $1.7 million.

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue increased $26.8 million, or 57.8%, to $73.1 million for fiscal 2014, as compared to $46.3 million for fiscal 2013. The increase in cost of revenue was primarily due to additional personnel costs totaling $14.7 million to support our revenue growth. The remaining increase was attributable to an increase of $12.6 million in third-party support services in support of our platform and operations services and offset by a $1.2 million decrease in professional fees. Our third-party contract services are provided primarily by one of our current investors, UPMC, in the form of TPA services for our partners’ health plans.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $52.4 million, or 217.5%, to $76.5 million for fiscal 2014, as compared to $24.1 million for fiscal 2013. The increase in SG&A expenses was primarily due to continued investment in technology and clinical solutions including research and development. The increase is also attributable to stock based compensation expense due to non-employee accounting treatment and increase in share price. Additionally, we increased hiring in corporate overhead departments including legal, human resources and finance management to support growth in our business and costs related to this offering. Finally, we had increases in selling, marketing, rent and travel to support our growth.

Depreciation and amortization expense

Depreciation and amortization expense increased by $1.9 million to $3.7 million for fiscal 2014, as compared to $1.8 million for fiscal 2013. The increase in depreciation and amortization expense was primarily due to an increase in amortization of internally developed software of $0.9 million, the completion of leasehold improvements for additional corporate office space in July 2014 and October 2014, which resulted in $0.4 million in incremental depreciation expense, and increased amortization and depreciation of $0.5 million for other assets.

Interest (income) / expense

Interest (income) / expense increased by $1.0 million to $0.2 million in interest income for fiscal 2014, as compared to interest expense of $0.8 million for fiscal 2013. The increase in interest (income) / expense was primarily due to the conversion of certain convertible notes into Series B preferred units in September 2013 which resulted in no interest expense being recorded subsequent to conversion, as compared to $0.8 million prior to conversion.

Results of operations for Evolent Health Holdings, Inc.

The following table summarizes key components of the results of operations for Evolent Health Holdings, Inc. for the periods indicated.

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014	2013
			(in thousands)

Revenue:
Transformation	$—	$—	$—	$22,130
Platform and operations	—	—	—	3,541

Total Revenue	—	—	—	25,671

Cost of revenue (exclusive of depreciation and amortization presented separately below)	—	—	—	30,018
Selling, general and administrative expenses	—	—	—	15,600
Depreciation and amortization expense	—	—	—	1,208

Total Operating Expenses	—	—	—	46,826

Operating Loss	—	—	—	(21,155)

Interest expense / (income), net	—	—	—	820
Other income, net	—	—	—	(1)
Gain on deconsolidation	—	—	—	46,246
Loss from equity investees	(11,319)	(5,422)	(25,246)	(4,241)

(Loss) income before income tax	(11,319)	(5,422)	(25,246)	20,031
Income tax (benefit) / expense	—	—	—	8

Net (loss) income and comprehensive (loss) income	$(11,319)	$(5,422)	$(25,246)	$20,023

Earnings (Loss) Available to Common Shareholders
Basic	$(12,609)	$(6,737)	$(31,137)	$2,418
Diluted	(12,609)	(6,737)	(31,137)	2,957

Earnings (Loss) per Common Share(a)
Basic	$(16.88)	$(13.38)	$(53.83)	$10.03
Diluted	(16.88)	(13.38)	(53.83)	3.96

Weighted-Average Common Shares Outstanding(a)
Basic	747.0	503.7	578.4	241.0
Diluted	747.0	503.7	578.4	746.9

(a)	Per share and total share figures do not give effect to the offering reorganization in which each share of capital stock of Evolent Health Holdings, Inc. will be entitled to receive four shares of Class A common stock of Evolent Health, Inc.

Comparison of the three months ended March 31, 2015 and 2014 for Evolent Health Holdings, Inc.

Subsequent to deconsolidating Evolent Health LLC, Evolent Health Holdings, Inc. has not engaged in any material operations or investments other than the ownership of its interest in Evolent Health LLC and actions incidental thereto.

Loss from equity investee

The $5.9 million increase in loss from its equity investee was due primarily to additional losses at Evolent Health LLC, its sole equity investee. Evolent Health LLC continues to invest in its business and expects losses to continue for the foreseeable future. The carrying amount of the equity investment was initially recorded at cost and has been reduced to reflect its proportionate share of Evolent Health LLC’s losses. During the three months ended March 31, 2015, Evolent Health Holdings, Inc.’s proportionate share of the losses of Evolent Health LLC was $11.3 million, which included $0.5 million related to the amortization of the basis differential. During the three months ended March 31, 2014, Evolent Health Holdings, Inc.’s proportionate share of the losses of Evolent Health LLC was $5.4 million, which included $0.5 million related to the amortization of the basis differential.

Comparison of fiscal 2014 and fiscal 2013 for Evolent Health Holdings, Inc.

As a result of the completion of the Series B round of equity financing in September 2013 in which Evolent Health Holdings, Inc. was determined to no longer control Evolent Health LLC and the resulting deconsolidation of Evolent Health LLC, the financial statements of Evolent Health Holdings, Inc. for fiscal 2014 and fiscal 2013 are not comparable. Evolent Health Holdings, Inc. did not recognize any revenue, cost of revenue, selling, general and administrative expenses or depreciation and amortization expenses for fiscal 2014 due to the deconsolidation. Subsequent to the deconsolidation of Evolent Health LLC, Evolent Health Holdings, Inc. has not engaged in any operations or investments other than the ownership of its interest in Evolent Health LLC and actions incidental thereto.

Gain on deconsolidation

Evolent Health Holdings, Inc. recognized a $46.3 million gain on deconsolidation related to the 2013 reorganization and related issuance of Series B preferred units, including Series B preferred units that were issued as a result of the conversion of certain convertible notes, that reflected the difference between the fair value of its retained ownership in Evolent Health LLC and its carrying value.

Loss from equity investees

The $21.0 million increase in loss from equity investees was due primarily to the 2013 reorganization. In accordance with the equity method of accounting, the carrying amount of the investment was initially recorded at cost and was increased to reflect its proportionate share of Evolent Health LLC’s income and has been reduced to reflect its proportionate share of Evolent Health LLC’s losses. During fiscal 2014, Evolent Health Holdings, Inc.’s proportionate share of the losses of Evolent Health LLC was $25.2 million, which included $2.0 million related to the amortization of the basis differential. During fiscal 2013, Evolent Health Holdings, Inc.’s proportionate share of the losses of Evolent Health LLC was $4.2 million, which reflects just over three months of results subsequent to the deconsolidation of Evolent Health Holdings, Inc. and includes $0.7 million related to the amortization of the basis differential.

Quarterly revenue for Evolent Health LLC

The following table sets forth the unaudited quarterly revenue for Evolent Health LLC for each of the nine quarters presented below. We have prepared this unaudited quarterly data on a consistent basis with the audited annual financial statements included in this prospectus. This information should be read in conjunction with our audited annual financial statements and the related notes included elsewhere in this prospectus. The revenue for these historical periods are not necessarily indicative of the revenue for a full year or any future period. Transformation revenue varies based on both the timing of when contracts are executed and the timing of work being performed. Our platform and operations revenue varies based on the nature of the populations, timing of new populations transitioning to our platform and the type of services being utilized by our partners.

	Three months ended
(in thousands)	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
(unaudited)	2013							2014	2015

Revenue:
Transformation	$4,428	$6,329	$13,183	$10,621	$7,420	$8,532	$11,885	$8,452	$10,376
Platform and operations	1,029	1,198	1,437	2,056	12,656	15,657	18,011	18,275	26,665
Total Revenue	$5,457	$7,527	$14,620	$12,677	$20,076	$24,189	$29,896	$26,727	$37,041

Liquidity and capital resources

Evolent Health Holdings, Inc. is the managing member of Evolent Health LLC and the financial statements of Evolent Health Holdings, Inc. include the consolidated results and cash flows of Evolent Health LLC through September 23, 2013 and reflect the results of Evolent Health LLC as an equity method investment subsequent to such date due to deconsolidation that occurred as a result of a round of equity financing. The cash flows for Evolent Health Holdings, Inc. subsequent to the deconsolidation include the loss from equity method investee and therefore a discussion of such liquidity and capital resources have not been included herein. In this section, unless the context otherwise requires, the “company”, “we”, “us” and “our” refers to Evolent Health LLC.

Since its inception, Evolent Health LLC has incurred net losses and cash outflows from operations. Evolent Health LLC incurred net losses of $19.3 million and $11.6 million for the three months ended March 31, 2015 and 2014, respectively, and $52.3 million, $32.8 million and $19.3 million for fiscal 2014, fiscal 2013 and fiscal 2012, respectively. Net cash used in operating activities was $14.2 million and $3.8 million for the three months ended March 31, 2015 and 2014, respectively, and $12.1 million and $19.3 million for fiscal 2014 and fiscal 2013, respectively. As of March 31, 2015, Evolent Health LLC had $24.6 million of cash, cash equivalents and current investments. Since inception, we have financed our operations primarily through convertible notes and equity.

In September 2013, Evolent Health LLC issued Series B preferred units, the net proceeds of which totaled $72.1 million. As of March 31, 2015, approximately $12.0 million of the net proceeds remained invested in highly liquid U.S. Agency obligations classified as short-term investments. Evolent Health LLC intends to hold the investments to the respective maturity dates unless it is needed for working capital purposes in the interim.

We believe our current cash, short-term investments and sources of liquidity will be sufficient to meet our working capital and capital expenditure requirements for the next 12 months, which contemplates continuity of operations, realization of assets and satisfaction of liabilities. In addition, management has the intent and ability to take additional actions including reducing operating costs and exploring additional funding sources. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities and the timing and extent of our spending to support our investment efforts and expansion into other markets. We may also seek to invest in, or acquire complementary businesses, applications or technologies. To the extent that existing cash and current investments and cash flows from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Cash, cash equivalents, restricted cash and current investments

As of March 31, 2015, Evolent Health LLC had $24.6 million of cash, cash equivalents and current investments and $6.2 million in restricted cash. Since inception, we have financed our operations primarily through convertible notes and equity.

Our indebtedness

As of March 31, 2015 and December 31, 2014, neither Evolent Health LLC nor Evolent Health Holdings, Inc. had any indebtedness.

Cash flows

The following summary of cash flows of Evolent Health LLC for the periods indicated has been derived from our financial statements included elsewhere in this prospectus:

	Three months ended March 31,		Year ended December 31,
(in thousands)	2015	2014	2014	2013
Net cash provided by (used in) operating activities	$(14,164)	$(3,775)	$(12,121)	$(19,292)
Net cash provided by (used in) investing activities	11,939	(39,677)	(38,779)	(13,132)
Net cash provided by (used in) financing activities	(318)	961	(1,857)	95,063

Comparison of cash flows for the three months ended March 31, 2015 and 2014

Cash flows provided by (used in) operating activities

Net cash flows used in operating activities were $14.2 million for the three months ended March 31, 2015 and $3.8 million for the three months ended March 31, 2014. The $10.4 million increase was driven by increased working capital usage attributable to our growth, including a $5.9 million increase in performance bonus payments in 2015 due to an increased number of employees and increased salaries, benefits and TPA support expenses due to increased membership, partially offset by an increase in cash collections from customer contracts.

Cash flows provided by (used in) investing activities

During the three months ended March 31, 2015, cash provided by investing activities was $11.9 million compared to cash used in investing activities of $39.7 million for the three months ended March 31, 2014. The $51.6 million change in investing activities was driven primarily by maturities and sales of $14.4 million in short-term investments during the three months ended March 31, 2015 compared to investing cash proceeds from the issuance of Series B preferred units of $36.1 million in net purchases of short-term investments during the three months ended March 31, 2014.

Cash flows provided by (used in) financing activities

During the three months ended March 31, 2015, cash used in financing activities was $0.3 million for the payment of deferred offering costs as compared to cash provided by financing activities of $1.0 million related to cash proceeds for an issuance of Series B-1 preferred units for the three months ended March 31, 2014.

Comparison of cash flows for fiscal 2014 and fiscal 2013

Cash flows provided by (used in) operating activities

Net cash flows used in operating activities were $12.1 million for fiscal 2014 and $19.3 million for fiscal 2013. The improvement in net cash used in operating activities was driven by the growth in the size of our business, including improvements in working capital. For fiscal 2014, the results were primarily related to an increase in accounts payable and accrued liabilities of $13.4 million, an increase in deferred revenue of $6.9 million associated with an increased number of partners, an increase in deferred rent of $2.4 million related to new office space, an increase in stock-based compensation expense of $11.1 million due to non-employee accounting treatment requiring remeasurement to fair value at each reporting period, depreciation and amortization expenses of $3.7 million, decreases in other assets of $1.8 million and a decrease in accounts receivable of $1.0 million partially offset by a net loss of $52.3 million. For fiscal 2013, the results were primarily related to an increase in accounts payable and accrued liabilities of $5.3 million, an increase in deferred revenue of $11.8 million primarily due to advanced billing for certain partners, an increase in stock compensation expense of $1.2 million due to non-employee accounting treatment requiring remeasurement to fair value at each reporting period, depreciation and amortization expenses of $1.8 million and an increase in deferred rent of $3.4 million associated with our expanded office space partially offset by an increase in accounts receivable of $8.6 million, an increase in other assets of $1.7 million and a net loss of $32.8 million.

Cash flows provided by (used in) investing activities

During fiscal 2014, cash used in investing activities was $38.8 million as compared to $13.1 million for fiscal 2013. The increase in investing activities was driven by investing cash proceeds from the issuance of Series B preferred units and investment in property and equipment. For fiscal 2014, the results were due primarily to an increase in purchases of property and equipment and the payment of salaries related to the development of software for internal use of $11.0 million and net purchases of short-term investments of $24.2 million. For fiscal 2013, the results were due primarily to an increase in purchases of property and equipment and the payment of salaries related to the development of software for internal use of $11.0 million.

Cash flows provided by (used in) financing activities

Our financing activities have consisted primarily of the issuance of convertible preferred units and convertible notes offset by a repurchase of Series A preferred units and the payment of deferred offering costs.

During fiscal 2014, cash used in financing activities was $1.9 million, as compared to cash provided by financing activities of $95.1 million for fiscal 2013. For fiscal 2014, the results were due primarily to a repurchase of Series A preferred units and the payment of deferred offering costs, partially offset by an issuance of Series B-1 preferred units. For fiscal 2013, the results were due primarily to the issuance of Series B preferred units of $72.1 million and cash proceeds from convertible notes of $23.0 million.

Contractual obligations

As of March 31, 2015, a summary of our contractual obligations was as follows (in thousands):

	Payments due by period (in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases for facilities	$19,416	$3,117	$6,629	$6,964	$2,706
Purchase obligations	3,616	993	2,623	—	—

Total	$23,032	$4,110	$9,252	$6,964	$2,706

Letters of credit

Restricted cash of $8.7 million is carried at cost and includes $3.7 million in collateral for letters of credit required as security deposits for facility leases, $2.9 million hold for PBM services payments $2.1 million in collateral with a financial institution for certain services that the financial institution provides to us and other restricted balances as of March 31, 2015.

Off-balance sheet arrangements

Through March 31, 2015, neither Evolent Health LLC nor Evolent Health Holdings, Inc. had entered into any off-balance sheet arrangements, other than the operating leases noted above, and neither had any holdings in variable interest entities.

Related party transactions

In the ordinary course of business, we enter into transactions with related parties, primarily our existing investors, TPG, UPMC and The Advisory Board. Information regarding transactions and amounts with related parties is discussed in Note 14 to the financial statements of Evolent Health LLC included elsewhere in this prospectus. See also “Certain relationships and related transactions”.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.

Interest rate risk

As of March 31, 2015, cash, restricted cash and current investments of Evolent Health LLC was $33.3 million, which consisted of bank deposits with FDIC participating banks of $12.6 million and investments of $12.0 million. The cash on deposit with banks is not susceptible to interest rate risk.

U.S. agency obligations, certificates of deposit and Treasuries are classified as held-to-maturity based on the maturity dates and intent to hold.

There were no identified events or changes in circumstances that had a significant adverse effect on the values of these investments. If there was evidence of a decline in value, which is other than temporary, the amounts would be written down to their estimated recoverable value.

As of March 31, 2015, neither Evolent Health LLC nor Evolent Health Holdings, Inc. had any indebtedness.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Inflation risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Critical accounting policies

Evolent Health Holdings, Inc.’s and Evolent Health LLC’s financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires our management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses during the applicable periods. We base our estimates, assumptions and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. Different assumptions and judgments could change the estimates used in the preparation of our financial statements, which, in turn, could change the results from those reported. We evaluate our estimates, assumptions and judgments on an ongoing basis. The critical accounting estimates, assumptions and judgments that we believe have the most significant impact on our financial statements are described below. Actual results could differ. These critical accounting policies apply to both Evolent Health Holdings, Inc. and Evolent Health LLC, as applicable to the manner of presentation of each in any period.

Revenue recognition

Revenue from our services is recognized when there is persuasive evidence of an arrangement, delivery has taken place, selling price is fixed or determinable and collectability is reasonably assured.

Pursuant to the accounting rules for arrangements with multiple deliverables, we evaluate each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (i) if the delivered item has value to our partner on a standalone basis and (ii) if the contract includes a general right of return relative to the delivered item, and delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. Revenue is then allocated to the units of accounting based on each unit’s relative selling price.

We enter into different types of contracts with our partners depending on where the partner is on its transition towards value-based care. Our contracts generally have multiple deliverables; however, typically there is only one unit of accounting because the deliverables do not have standalone value. Our contracts may include the delivery of a combination of one or more of our service offerings. In these situations, we determine whether such arrangements with multiple service offerings should be treated as separate units of accounting based on how the elements are bid or negotiated, whether the partner can accept separate elements of the arrangement and the relationship between the pricing on the elements individually and combined. Because of the unique nature of our services, neither vendor specific objective evidence nor third-party evidence is available. Therefore, we utilize best estimates of selling prices to allocate arrangement consideration in multiple element arrangements.

Transformation

We enter into two different types of contracts during the transformation phase: Blueprint contracts and implementation contracts. Blueprint contracts are a strategic assessment we provide for our partners in exchange for a fixed fee that typically is paid over the term of the engagement. We recognize revenue associated with Blueprint contracts based on proportionate performance. Revenue is recognized each period in proportion to the amount of the contract completed during that period based upon the level of effort expended to date compared to the total estimated level of effort necessary over the term of the contract as the output of the contracts is not reflective of the value of the contract delivered each period. These contracts may contain credits for fees related to signing a future long-term agreement by a certain date.

Based on the strategic assessment generated in a Blueprint, a partner may decide to move forward with a population health or health plan strategy. In these cases, the partner enters into an implementation contract with us in which we provide all services related to the launch of this strategy. These contracts last twelve to fifteen months and are typically fixed fee in nature. We recognize revenue associated with implementation contracts based on proportionate performance. Revenue is recognized each period in proportion to the amount of the contract completed during that period, based upon the level of effort expended to date compared to the total estimated level of effort necessary over the term of the contract as the output of the contract is not reflective of the value of the contract delivered each period. Billings associated with these contracts are typically scheduled in installments over the term of the agreement.

Platform and operations

After the transformation phase, we enter into multi-year service contracts with our partners where various population health, health plan operations and PBM services are provided on an ongoing basis to the members of our partners’ plans in exchange for a monthly service fee. Members are individuals that are covered by the respective service contracts and typically include the partners’ employees and its customers. Revenue from these contracts is recognized in the month in which the services are delivered. In some cases, there is an “at risk” portion of the service fee that could be refunded to the partner if certain service levels are not attained. We monitor our compliance with service levels to determine whether a refund will be provided to the partner and record an estimate of these refunds. To date, our history is limited for these contracts; therefore, the full potential refund is generally deferred until all obligations are met.

Credits and discounts

The credits are assessed to determine whether they reflect significant and incremental discounts. If the discounts are significant, the Company allocates them between the contract deliverables or future purchases as appropriate. If the future credit expires unused, it is recognized as revenue at that time.

Income taxes

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We make these estimates and judgments about our future taxable income based on assumptions that are consistent with our future plans.

Evolent Health LLC was subject to income taxes in the United States for periods prior to September 23, 2013 and Evolent Health Holdings, Inc. is subject to income taxes for all periods. Each entity recognized deferred tax assets and liabilities for the expected future tax consequences of events that have been included in its respective financial statements and tax returns. Deferred tax assets and liabilities were determined based upon the differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities and for loss and credit carryforwards, using enacted tax rates expected to be in effect in the year in which the differences were expected to reverse. Deferred tax assets were reduced by a valuation allowance if it was more likely than not that these assets would not be realized.

On September 23, 2013, Evolent Health LLC completed a legal entity and tax restructuring pursuant to which its federal and state income tax status and classification changed from a corporation, subject to federal and state income taxes, to a partnership, whereby its members (and not Evolent Health LLC itself) are responsible for reporting income or loss based on such member’s respective share of our taxable income. As a result of this restructuring, Evolent Health LLC is no longer subject to income tax. In the three months ended March 31, 2015, fiscal 2014 and fiscal 2013, all entities, as applicable, recorded a full valuation allowance against deferred tax assets, as significant doubt existed related as to their ability to be realized.

Impairment of long lived assets

We periodically review the carrying value of our long-lived assets, including capitalized software development costs, property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. Impairments are recognized when the carrying amount of a long-lived asset group is not recoverable and exceeds fair value. The carrying amount of a long-lived asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset group exceeds its fair value. We are required to make subjective judgments in determining the events or changes that may give rise to an impairment. We also make estimates in assessing the future undiscounted cash flows related to those assets or assets groups to determine if an asset has been impaired. We make those judgments and estimates based on management’s best knowledge of its future operating plans, business strategies, as well as the legal, environmental, industrial, technological and operational environment in which we operate.

Based on those judgments, we concluded that there were no impairments of long-lived assets for the three months ended March 31, 2015, fiscal 2014 or fiscal 2013.

Impairment of equity method investment

Evolent Health Holdings, Inc. has accounted for its investment in Evolent Health LLC under the equity method of accounting. Equity method investments are reviewed for impairment on a regular basis. An equity method investment is written down to fair value if there is evidence of a loss in value which is other than temporary. We may estimate the fair value of our equity method investment by considering recent investee equity transactions, discounted cash flow analysis and recent operating results. If the fair value of the investment has dropped below the carrying amount, management considers several factors when determining whether an other than temporary impairment has occurred. The estimation of fair value and whether an other than temporary impairment has occurred requires the application of significant judgment and future results may vary from current assumptions.

Based on those judgments, we concluded that there was no impairment of equity method investment for the three months ended March 31, 2015, fiscal 2014 or fiscal 2013.

Stock-based compensation

Employees of Evolent Health LLC are granted stock-based awards in Evolent Health Holdings, Inc., and Evolent Health LLC is contractually required to issue a similar amount and class of membership equity to Evolent Health Holdings, Inc., in accordance with its second amended and restated operating agreement. Evolent Holdings, Inc. accounts for its interest in Evolent Health LLC using the equity method of accounting. As such, we apply the fair value method to recognize compensation expense for stock-based awards based on a “non-employee” model. Using this method, the fair value of the awards are re-measured until their vesting date and the related expense is recognized on a straight-line basis over the requisite service period, which generally corresponds to the vesting period. The fair value of restricted stock awards is directly related to the value of common shares of

Evolent Health Holdings, Inc. We utilize the Black-Scholes option pricing model to estimate the grant-date fair value of option awards. The following weighted-average assumptions are also used to calculate the estimated fair value of option awards:

•	Fair value of common stock: Our stock is not publicly traded and, therefore, we must estimate the fair value of common stock as described under “—Common Stock Valuation”.

•	Expected volatility: The expected volatility of our shares is estimated using the historical volatility of a peer group of public companies over the most recent period commensurate with the estimated expected term of the awards.

•	Expected term: The estimated term is equal to the mid-point between the weighted-average vesting period and the contract life of the option. This method is known as the simplified method and is utilized due to our relatively short history.

•	Dividend yield: We have not paid dividends and do not anticipate paying a cash dividend in the foreseeable future and, accordingly, use an expected dividend yield of zero.

•	Risk-free interest rate: We base the risk-free interest rate on the implied yield available on a U.S. Treasury note with a term equal to the estimated expected term of the awards.

An estimated forfeiture rate is applied based on an analysis of historical option holder activity. Prior to the 2013 reorganization, stock-based compensation followed an employee model as the awards were granted in the stock of the Company to employees of the Company. Subsequent to the 2013 reorganization, the stock-based compensation awards were granted in the stock of Evolent Health Holdings, Inc., to employees of Evolent Health LLC. As such, we are required to utilize a non-employee model for recognizing stock-based compensation, which requires the awards to be marked-to-market through net income at the end of each reporting period until vesting occurs.

Common Stock Valuation

The historical valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of a public trading market, we considered all relevant facts and circumstances known at the time of valuation, made certain assumptions based on future expectations and exercised significant judgment to determine the fair value of Evolent Health Holdings, Inc.’s common stock. The factors considered in determining the fair value include, but are not limited to, the following:

•	valuations of our common stock completed on a regular basis;

•	recent issuances of preferred stock, as well as the rights, preferences and privileges of our preferred stock relative to our common stock;

•	our historical financial results and estimated trends and projections for our future operating and financial performance;

•	likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions;

•	the market performance of comparable, publicly-traded companies; and

•	the overall economic and industry conditions and outlook.

Prior to December 31, 2014, when estimating the value of our common stock, our board of directors determined the equity value of the business by primarily considering income-based approaches. The income-based approach estimates value based on the expectation of future cash flows that a company will generate and the residual value of the company after the forecasted period. The future cash flows are discounted using a discount rate derived based upon venture capital rates commensurate with our risk profile. Additionally, we applied a discount to recognize the lack of marketability due to being a closely held company. Finally, we estimated the time to a future liquidity event at each valuation date based upon our expectations at each valuation date.

As of and subsequent to December 31, 2014, we utilized a probability-weighted expected return method, or PWERM, to determine the value of Evolent Health Holdings Inc.’s common stock due to the three distinct liquidity events considered as of the valuation date. An analysis of the future values of Evolent Health Holdings Inc. was performed for each of the potential liquidity events, and the value of the common stock was determined for each liquidity event at the time of each liquidity event and discounted back to the present using a risk-adjusted discount rate. The present values of the common stock under each liquidity event were then weighted based on the probability of each outcome occurring to determine the value of the common stock. We utilized a combination of the income-based approach and market approach for the distinct liquidity events. A discounted cash flow analysis was used for the income approach. Under the market approach, a market multiple was selected based on the estimated exit timing.

In order to determine the fair value of our common stock, we generally first determine our business enterprise value, or BEV, and then allocate the BEV to each element of our capital structure (preferred stock, common stock and options). Our indicated BEV at each valuation date was allocated to the shares of preferred stock, common stock and options using the Black-Scholes option-pricing model. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable, publicly-traded companies and estimates of expected term were based on the estimated time to liquidity event.

Our valuations have progressed as follows:

•	September 2013: We determined a fair market value of $4.29 per share of common stock based on an estimated BEV of $130.3 million. Because the Series B preferred unit issuance involved a new investor, we used the implied BEV from this transaction as it represented an arms-length marketplace participant transaction.

•	December 2014: We determined a fair market value of $27.46 per share, based on estimated BEV of $394 million. We utilized PWERM to determine the value due to the three distinct liquidity events considered as of the valuation date. The value of each liquidity event at the time of each liquidity event was discounted back to the present using a risk-adjusted discount rate. We utilized a combination of the income-based approach and market approach for the distinct liquidity events.

•	March 2015: We determined a fair market value of $42.58 per share, based on estimated BEV of $569 million. We utilized a PWERM to determine the value due to the two distinct liquidity events considered as of the valuation date. The value of each liquidity event at the time of each liquidity event was discounted back to the present using a risk-adjusted discount rate. We utilized a combination of the income-based approach and market approach for the distinct liquidity events.

The foregoing per share values do not give effect to the offering reorganization in which each share of capital stock of Evolent Health Holdings, Inc. will be entitled to receive four shares of Class A common stock of Evolent Health, Inc.

Recently issued accounting standards

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, in order to clarify the principles of recognizing revenue. This standard establishes the core principle of recognizing revenue to depict the transfer of promised goods or services in an amount that reflects the consideration the entity expects to be entitled in exchange for those goods or services. The FASB defines a five-step process that systematically identifies the various components of the revenue recognition process, culminating with the recognition of revenue upon satisfaction of an entity’s performance obligation. By completing all five steps of the process, the core principles of revenue recognition will be achieved. The amendments in the standard are effective for annual and interim reporting periods beginning after December 15, 2016, with early adoption prohibited. We will adopt the requirements of this standard effective January 1, 2017, and are currently evaluating the impact of the adoption on our consolidated financial condition and results of operations.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). This standard requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards by requiring an assessment for a period of one year after the date that the financial statements are issued. Further, based on certain conditions and circumstances, additional disclosures may be required. This standard is effective beginning with the first annual period ending after December 15, 2016, and for all annual and interim periods thereafter. Early application is permitted. We do not expect this standard to have an impact on our financial statements or related disclosures.

Business

We are a market leader and a pioneer in the new era of healthcare delivery and payment, in which leading providers are taking on increasing clinical and financial responsibility for the populations they serve. Our purpose-built platform, powered by our technology, proprietary processes and integrated services, enables providers to migrate their economic orientation from FFS reimbursement to value-based payment models. By partnering with providers to accelerate their path to value-based care, we enable our provider partners to expand their market opportunity, diversify their revenue streams, grow market share and improve the quality of the care they provide.

We consider value-based care to be the necessary convergence of healthcare payment and delivery. We believe the pace of this convergence is accelerating, driven by price pressure in traditional FFS healthcare, a regulatory environment that is incentivizing value-based care models, a rapid expansion of retail insurance driven by the emergence of the health insurance exchanges and innovation in data and technology. We believe providers are positioned to lead this transition to value-based care because of their control over large portions of healthcare delivery costs, their primary position with consumers and their strong local brand.

Today, increasing numbers of providers are adopting value-based strategies, including contracting for capitated arrangements with existing insurance companies, governmental payers or large self-funded employers and managing their own captive health plans. Through value-based care, providers are in the early stages of transforming their role in healthcare as they attempt to defend their existing position and capture a greater portion of the more than $2 trillion in annual health insurance expenditures. While approximately 10% of healthcare payments are paid through value-based care programs today, including through models created by systems like UPMC, Kaiser Permanente and Intermountain Healthcare, it is estimated that this number will grow to over 50% by 2020. There were 120 provider-owned health plans as of 2010 and this number continues to grow. The number of ACOs constructed to manage capitated or value-based arrangements with existing insurance companies or government payers grew to 742 by the end of 2014.

We believe the transformation of the provider business model will require a set of core capabilities, including the ability to aggregate and understand disparate clinical and financial data, standardize and integrate technology into care processes, manage population health and build a financial and administrative infrastructure that capitalizes on the clinical and financial value it delivers. We provide an end-to-end, built-for-purpose, technology-enabled services platform for providers to transition their organization and business model to succeed in value-based payment models.

The core elements of our platform include:

•	Identifi®, our technology platform, delivers the data aggregation and stratification, proven value-based care content, EMR optimization and proprietary applications that allow providers to standardize the delivery of care and enable clinical and financial analytics.

•	Integrated technology, proprietary process and clinical services model that enables the delivery of a high-performing population health organization, an aligned clinical delivery network to provide high-quality, coordinated care and an efficient administrative infrastructure to administer value-based care payment relationships.

•	Long-term, embedded and aligned partnerships with health systems to enable us and our provider partners to grow together as we manage increasing populations under value-based care arrangements.

•	Integration into provider clinical processes allows for traditional cost management solutions, such as PBM, radiology benefit management and patient risk scoring and adjustment, to achieve greater adoption and performance than traditional payer led models.

•	Payer-agnostic and a single point of integration between payers and the provider community. This indispensable single point of integration between a diverse set of payers becomes more valuable over time as our platform becomes the standard for value-based care contracting and operations.

We believe we are pioneers in enabling health systems to succeed in value-based payment models. We were founded in 2011 by members of our management team, UPMC, an integrated delivery system based in Pittsburgh, Pennsylvania, and The Advisory Board, to enable providers to pursue a value-based business model and evolve their competitive position and market opportunity. Our mission, technology and services were developed with UPMC, which operates the nation’s largest provider-owned health plan after Kaiser Permanente, and The Advisory Board, whose best practice research and technology solutions were available to a membership base of over 3,900 hospitals and providers as of March 2015. Our accomplishments since inception include:

•	2012: Signed and converted our first ‘Blueprint’ into a long-term contract with a provider

•	2013: Launched first plan to manage a health system’s employee population

•	2013: Launched first Medicare Advantage plan to enable a provider to capture entire premium dollar

•	2013: Entered four additional markets through long-term contracts with partners

•	2014: Payer Value Alliance—created common financial and clinical framework across payers

•	2014: Developed first commercial health plan for a health system partner, to launch in 2015

•	2015: Grew from six employees at inception to 836 employees as of April 30, 2015

We have developed what we believe is a unique partner development model. Most partner relationships begin with our transformation services, during which a partner engages us to develop a customized value-based care execution plan. This allows us to define the opportunity for our partners and embed our technology and processes while building confidence and trust that we are the best long-term infrastructure partner for the provider’s value-based care strategy. We then transition our partner to our platform and operations phase, which is governed by a long-term contract. We incur significant expenses in securing new partner relationships, and, for each of the three months ended March 31, 2015 and fiscal 2014, our business development expenses represented approximately 10% of our total revenues. To date, we have secured ten long-term contracts representing over $700 million in future total contract value from our platform and operations revenue based on current pricing and membership as of April 30, 2015, with the potential for additional upside as current partners grow and expand the membership in their value-based care offerings. Although the revenue from these long-term contracts is not guaranteed because certain of these contracts are terminable for convenience by our partners after a specified period of time, certain partners would be required to pay us a termination fee in certain circumstances.

We believe our business model provides strong visibility and aligns our partners’ incentives with our own. A large portion of our revenue is derived from our multi-year contracts, which are linked to the number of members that our partners are managing under a value-based care arrangement. This variable pricing model depends on the number of services and technology applications that our partners utilize to advance their value-based care strategies and the number of members they are able to attract over time. We expect to grow with current partners as they increase membership in their existing value-based programs, through expanding the number of services we provide to our existing partners and by adding new partners.

We believe we are in the early stages of capitalizing on these long-term aligned partnerships. Our health system partners’ current value-based care arrangements represent less than 10% of the health system partners’ total revenue each year. We believe the proportion of value-based care related revenues to total health system revenues will continue to grow, driven by continued price pressure in FFS, new government payment programs, growth in consumer-focused insurance programs, such as Medicare Advantage and the health insurance exchanges, and innovation in data and technology.

Our business model benefits from scale, as we leverage our purpose-built technology platform and centralized resources in conjunction with the growth of our partners’ membership base. These resources and technologies include our network development capabilities, PBM administration, technology infrastructure, clinical program development and data analytics. While our absolute investment in our centralized resources will increase over time, we expect it will decrease as a percentage of revenue as we are able to scale this investment across a broader group of partners.

The value we deliver to providers has translated into strong growth, as evidenced by Evolent Health LLC’s revenue increasing from $20.1 million for the three months ended March 31, 2014 to $37.0 million for the three months ended March 31, 2015 and from $40.3 million for fiscal 2013 to $100.9 million for fiscal 2014. For the three months ended March 31, 2015, Evolent Health LLC’s net loss was $19.3 million and Evolent Health LLC’s Adjusted EBITDA was approximately $(8.8) million. For fiscal 2014, Evolent Health LLC’s net loss was $52.3 million and Evolent Health LLC’s Adjusted EBITDA was approximately $(37.1) million. See “Prospectus summary—Summary financial and operational data” for our definition of Adjusted EBITDA, why we present Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss. Evolent Health LLC also incurred net losses of $32.8 million and $19.3 million for fiscal 2013 and fiscal 2012, respectively.

Our market opportunity

In 2014, healthcare spending in the United States is projected to be more than $3 trillion, of which we estimate $1 trillion to be waste. We believe that a fundamental shift to value-based care can address this $1 trillion opportunity. We believe that for the U.S. healthcare system to shift to a value-based care delivery model, providers must be an empowered part of the solution. Our comprehensive technology and services platform enables providers to capitalize on this transition, which we believe will position us to be at the forefront of the transformation to value-based care.

We believe our total market opportunity is over $10 billion today based on health insurance expenditures, the total percentage of payments providers receive under value-based contracting, the size of the provider-sponsored health plan market and the fees we believe we can charge. We believe this opportunity will grow to over $46 billion by 2020 driven by health insurance expenditures increasing from approximately $2.1 trillion in 2013 to approximately $3.2 trillion in 2020, the total percentage of payments providers receive under value-based care models growing from 10% to 50%, and the provider-sponsored health plan market representing 15% of total health plan membership.

Healthcare is in the early stages of structural change

We believe the incentives will grow for health systems to transition to value-based payment models that align the delivery and payment of care in an effort to reduce costs and improve patient health.

It is estimated that over 50% of total healthcare payments will be paid through value-based care programs by 2020. An aging population, expanding coverage and the U.S. and/or state government’s increasing role as payer is expected to drive this growth, which we expect to create significant long-term demand for our offerings. It is expected that Medicare enrollment alone will rise from approximately 53 million people in 2014 to approximately 63 million in 2020. In addition to enrollment growth, the expansion of government value-based care models are aligning healthcare payment and delivery, incentivizing providers to deliver high-quality care in a cost-effective manner. These programs include Medicare ACOs, Medicare Shared Savings Programs, dual eligible (or those that qualify for both Medicare and Medicaid) and Medicare value-based purchasing.

Further supporting the shift is the increase of retail purchasing of healthcare which we expect to grow to approximately 86 million people by 2018. We believe the growth of retail-oriented healthcare creates an opportunity for providers to compete with health insurers for these lives where their brand resonates with consumers and there are lower barriers to entry than the traditional group health model.

Health systems must defend their platform and expand their market opportunity

We believe that the status quo for providers is not sustainable. The operating margins of health systems that do not change their business models are estimated to erode to -8% by 2020. We believe, however, health systems that evolve to a value-based care model can create greater financial stability for their existing hospital business and can expand their market opportunity by gaining access to a greater portion of the healthcare insurance premiums that they do not already receive. Health systems that adopt value-based care models such as ACOs, bundled payments and provider-owned health plans, can compete for these healthcare insurance premiums.

We believe that providers are well-positioned for the opportunity to compete for approximately $1.2 trillion of health insurance spending, which represents the difference in the approximately $2.1 trillion of health insurance spending in the United States and the $937 billion that hospitals received in 2013. In many local markets, health systems are the central hub of healthcare. They directly control approximately 44% of the healthcare costs and indirectly control even larger portions of overall spend through their clinical decision-making.

This opportunity is expected to grow. Health insurance spending is expected to grow from approximately $2.1 trillion in 2013 to approximately $3.2 trillion by 2020, as Medicare Advantage, Medicaid Managed Care, dual eligible beneficiaries and health insurance exchanges grow.

Multiple ways to capitalize on the shift to value-based care

We believe we will benefit from the multiple value-based business models that can be pursued by health systems. Market factors, such as payer mix and local competition, and the health systems’ resources, including financial, clinical and technology, drive their determination of the value-based business model to pursue. Examples of the value-based business models that are typically pursued include (a) shared savings payer risk contracts with existing insurance companies or governmental payers, whereby health systems can receive a portion of the medical costs savings, (b) capitated payer risk contracts, whereby health systems receive a fee to manage populations that is based on the number of members being managed and the scope of their services and (c) owning a health plan, whereby health systems receive the total insurance premium to manage the health of a population.

In our experience, health systems that have had success with value-based care models, including the management of their own employees, or owning a Medicare Advantage health plan, have sought to expand the number and size of value-based care arrangements that they pursue. We believe our ability to enable and support these business models across all populations positions us to benefit from a health system’s transition to value-based care, regardless of the forms of value-based care they choose or populations they target.

Our solution

We provide an end-to-end, built-for-purpose, technology-enabled services platform for providers to succeed in value-based payment models.

Our long-term partnerships begin with a system transformation process called the Blueprint, where we work with a provider’s board of directors and senior management to assess their ability to succeed in value-based payment models. This process acts as a channel for long-term partnerships, as a significant portion of providers that make an investment in a Blueprint continue to partner with us for our Value-Based Operations.

Once our platform is integrated into the clinical and financial systems of our provider partners through the Blueprint and implementation phase, our Value-Based Operations, including our technology-enabled services platform, support the execution and administration of a provider’s value-based care models on an ongoing basis. Value-Based Operations include Identifi®, our technology backbone, Population Health Services to enable provider-led management of the population and Financial and Administrative Management to measure performance and administer and capture the value of improved care.

Supporting multiple value-based care models

Our platform was built to support a diverse set of provider value-based care strategies. It provides the core technology and services necessary for all models pursued by providers.

Providers partner with us on at least one of three types of value-based contracting models, with most supporting at least the Direct to Employer model and one additional type of contracting arrangement.

•	Direct to Employer: Manage costs for self-funded employers including a health system’s own employees

•	Payer contracts: Value-based contracts with third-party payers (including commercial insurers and the government) that include a full spectrum of risk for bundled payments, pay for performance to full capitation

•	Health plan: Launching a provider-owned health plan allows providers to control the entire premium dollar across multiple populations, including commercial, Medicare and Medicaid

Our partners benefit from a single platform that enables them to utilize our core suite of ongoing solutions, regardless of the size or type of value-based care models they are pursuing. Our platform grows through health systems increasing membership in their existing value-based care payment model, as well as their pursuit of additional payer contracts and health plans.

Identifi®

Identifi® is our proprietary technology platform that aggregates and analyzes data, manages care workflows and engages patients. Identifi® links our processes with those of our provider partners and other third parties in order to create a connected clinical delivery ecosystem, stratify patient populations, standardize clinical work flows and enable high-quality, cost-effective care. The configurable nature and broad capabilities of Identifi®

help enhance the benefits our partners receive from our Value-Based Operations and increase the effectiveness of our partners’ existing technology architecture. Highlights of the capabilities of Identifi® include the following:

•	Data and integration services: Data from disparate sources, such as EMRs, and lab and pharmacy data, is collected, assembled, integrated and maintained in order to provide healthcare professionals with a holistic view of the patient.

•	Clinical and business content: Clinical and business content is applied to the integrated data to create actionable information in order to optimize clinical and financial performance.

•	EMR optimization: Data and clinical insights from Identifi® are fed back into partner EMRs, which are optimized to improve both provider and patient satisfaction, create workflow efficiencies, promote clinical documentation and coding and provide clinical support at the point-of-care.

•	Applications: A suite of cloud-based applications manages the clinical, financial and operational aspects of the value-based model. Our applications are individually purchased and scale with the clinical, financial and administrative needs of a provider partners. As additional capabilities are required through our platform, they are often deployed as applications through the Identifi® platform.

Value-Based Operations

Our Value-Based Operations are empowered and supported by Identifi®. Other elements include: (1) an aligned clinical delivery network to provide improved, coordinated care, (2) a high-performing population health organization that drives clinical outcomes and (3) an efficient administrative infrastructure to administer value-based payments. We integrate change management processes and ongoing physician-led transformation into all value-based services to build engagement, integration and alignment within our partners in order to successfully deliver value-based care and sustain performance. We have standardized the processes described below and are able to leverage our expertise across our entire partner base. Through the technological and clinical integration we achieve, our solutions are delivered as ingrained components of our partner’s core operations rather than add-on solutions.

Delivery network alignment.    We help our partners build the capabilities that are required to develop and maintain a coordinated and financially-aligned provider network that can deliver high-quality care necessary for value-based contracts. These capabilities include:

•	High-performance network: Supporting the capabilities needed to build, maintain and optimize provider- and clinically-integrated networks

•	Value compensation models: Developing and supporting physician incentive payment programs that are linked to quality outcomes, payer shared savings arrangements and health plan performance

•	Integrated specialty partnerships: Supporting the technology-enabled strategies, analytics and staff needed to optimize network referral patterns

Population Health Performance.    Population Health Performance is an integrated suite of technology-enabled solutions that supports the delivery of quality care in an environment where a provider’s need to manage health has significantly expanded. These solutions include:

•	Clinical programs: Care processes and ongoing clinical innovation that enables providers to target the right intervention at the right time for a given patient

•	Specialized care team: Multi-disciplinary team that is deployed telephonically from a centralized location or throughout a local market to operate clinical programs, engage patients and support physicians

•	Patient engagement: Integrated technologies and processes that enable outreach to engage patients in their own care process

•	Quality and risk coding: Engagement of physicians to identify opportunities to close gaps in care and improve clinical documentation efforts

Financial and administrative management.    We help providers assemble the complete infrastructure required to operate, manage and capitalize on a variety of value-based payment arrangements. These capabilities include:

•	Payer risk: The capabilities needed to successfully manage risk from payers, including analysis, data and operational integration with payer processes, and ongoing performance management. Included in this capability is our Payer Value Alliance, which leverages our national scale to support providers with a common, sustainable, financial and clinical framework across contracted payers.

•	Analytics and reporting: The ongoing and ad hoc analytic teams and reports required to measure, inform and improve performance, including population health analytics, market analytics, network evaluation, staffing models, physician effectiveness, clinical delivery optimization and patient engagement

•	Health plan: The scaled administrative capabilities required to launch and operate a provider-sponsored health plan, including sales and marketing, product development, actuarial, regulatory and compliance, member services, claims administration, provider relations, finance and utilization management

•	Leadership and management: Our local and national talent assist our partners in effectively managing the performance of their value-based operations

•	Pharmacy benefit management. The team of professionals to support the drug component of providers’ plan offerings with national buying power and dedicated resources that are tightly integrated with the care delivery model. Differentiated from what we consider to be traditional PBMs, our solution is integrated into patient care and engages population health levers including generic utilization, provider management, and utilization management to reduce unit pharmacy costs.

Centralized infrastructure

Our solution was built to provide operating leverage that benefits from our continued growth. We leverage our purpose-built technology platform and centralized resources in conjunction with the growth in our partners’ membership base. Our centralized resources and technologies include our network development capabilities, PBM administration, technology infrastructure, clinical program development and data analytics.

Case Studies

The below case studies highlight the deployment of our platform at key clients, the scope of our partnership and impact of our solution. In each of the below examples, we have been able to deliver improved patient care and financial returns for our health system partners.

Partner Case Study 1

In 2012, we partnered with a leading hospital system to optimize its existing provider-owned health plan, employee health plan, Medicare ACO and population health infrastructure. We worked with the partner’s physician leadership to foster a value-based services organization and institute a physician-led governance and accountability model. This involved the deployment of our Identifi® platform, which included the following:

•	integration of the partner’s existing EMR and clinical data, including admission/discharge, lab and biometric data;

•	integration of payer data feeds covering the employee, commercial and Medicare Advantage populations; and

•	implementation of over 1,000 clinical stratification rules and approximately 680 clinical measures to support risk stratification and clinical workflows.

Our proprietary processes and integrated services are currently deployed in the partner’s value-based services organization. These processes and services, together with our centralized staff, provide technology-enabled platform and operations spanning Population Health Performance, Delivery Network Alignment and Financial and Administrative Management.

After implementing our platform, the partner’s Medicare Advantage health plan realized improvements that included a 13% reduction in inpatient per member medical cost, a 6% reduction in outpatient per member medical cost, an 11% reduction in per member medical cost for emergency department visits and a 20% reduction in high-tech radiology per member cost in the first six months of 2014. These clinical improvements contributed to a decrease in medical expense as a percent of premium revenue from 94% to 84% on a year over year basis for the first eight months of 2014. With our management support over this period, the partner’s gross profitability improvement was 2.5 times the fees paid to us to manage this population.

As of January 31, 2015, our fully integrated platform covered over 120,000 lives, including 38,000 employee lives, 12,000 Medicare Advantage health plan lives, 50,000 Medicaid lives and 18,000 commercial lives at the partner.

Partner Case Study 2

In 2013, we partnered with a leading hospital system to drive community health improvement and enhance annual financial performance through the development of a value-based care initiative, which included the implementation of our Payer Value Alliance solution, as well as our health plan operations offering and our offering for health system employees and self-funded employers. The strategy included an approximately 17,000 member employee health plan, the launch of a Medicare Advantage health plan and the development of commercial health plans available on and off the health insurance exchanges.

To execute on this strategy, we partnered with the hospital system to build and operate health plan infrastructure, develop an aligned physician network, develop a clinical improvement program, design new products and employ change-management and transformational processes. Our Identifi® platform, proprietary processes and integrated services deployed across Population Health Performance, Delivery Network Alignment, and Financial and Administrative Management are embedded throughout the partner’s health plan and value-based organization to optimize care management effectiveness.

Following the success of the employee health plan and Medicare Advantage health plan launch, the partner expanded its value-based care initiative to include risk-based contracting with Medicare and commercial payers leveraging the existing connectivity we had through our integrated platform. In order to execute this strategy, the hospital system expanded its partnership with us to leverage our Payer Value Alliance and to establish common, sustainable financial and clinical frameworks across contracted payers.

Our suite of technology-enabled services has contributed to significant improvements for the employee health plan for the first six months of 2014 versus the same period in 2013, including a 20% reduction in total admissions and a 25% reduction in ambulatory care-sensitive admissions, or admissions where appropriate ambulatory care may prevent or reduce the need for admission to the hospital. In addition, the recently-launched Medicare Advantage products have enrolled over 6,900 members during the first enrollment period, which exceeds the first year enrollment of 92% of other Medicare Advantage plans launched between 2010 and 2015.

Partner Case Study 3

In 2012, we partnered with a leading hospital system to develop, design and launch an employee health plan in order to leverage the scale of its existing Managed Medicaid health plan. The hospital system’s historical employee benefit costs had been growing at a compound annual rate of 8.0% from 2010 to 2012. Implementation of our offering for health system employees and self-funded employers, including our Identifi® platform, proprietary processes and integrated services, contributed to improved performance, with actual employee benefit expense declining 0.5% from 2012 to 2013. Additionally, the health system increased its members’ utilization of in-system care through care management, benefit design and network development, with in-system inpatient admissions growing from 82% in 2012 to 91% in 2013.

Following the success of managing the partner’s employees, our partner sought to expand its value strategy and launch a Medicare Advantage health plan. Strengthening its partnership with us while utilizing existing infrastructure that had been established to manage their employees, our partner implemented the Evolent Health Plan Value Edge solution to accelerate the health plan launch, design provider-centric products, gain the benefits of nationally scaled infrastructure and leverage consumer and broker marketing resources. Since we began managing the partner’s Medicare Advantage plan in January 2014, plan enrollment has grown from 214 members to over 6,100 members as of January 9, 2015, which exceeds the third year enrollment of 79% of other Medicare Advantage plans launched between 2010 and 2015. Our partnership with the health system has permitted it to enhance its population health competencies through commercial health plan products and payer contracting as part of the Payer Value Alliance solution.

Competitive strengths

We believe we are well-positioned to benefit from the transformations occurring in healthcare payment and delivery described above. We believe this new environment that rewards the better use of information to drive patient outcomes aligns with our platform, recent investments and other competitive strengths.

Early innovator

We believe we are an innovator in the delivery of a comprehensive value-based care solution for providers. We were founded in 2011, ahead of the implementation of the ACA health insurance exchanges and before the rapid expansion of programs, such as Medicare ACOs or Medicare Bundled Payment Initiatives. Since our inception, we have invested a significant amount in our offerings. Given the required lead time for customer acquisition and solution implementation, the resulting long-term partnership and the value of having delivered financial and clinical outcomes in a nascent market, we are developing brand identity and a growing leadership position in this emerging market segment.

Comprehensive technology platform

Our proprietary technology platform, Identifi®, allows us to deliver a connected delivery ecosystem, implement replicable clinical processes, scale our Value-Based Operations and capitalize on multiple types of value-based payment relationships. The Identifi® platform supports the following capabilities:

•	data aggregation from internal and external sources, such as EMRs and payer claims;
•	algorithmic interpretation of aggregated data to stratify populations and identify high-risk patients;
•	standardized workflows and dashboards to enable consistency across disparate clinical resources;
•	applications to support value-based business models;
•	patient outreach and engagement tools;

•	integration into physician workflows to proactively engage high-priority patients; and
•	reporting and tracking of clinical and financial outcomes.

We believe we are creating scaled benefits for our provider partners in areas such as data analytics, administrative services and care management. As an example, Identifi® has enabled the creation of our centralized infrastructure in which we employ experts in a variety of subject matters, such as network development and clinical analytics, that are capable of being leveraged by multiple partners. Partners benefit from leveraging one common data model, one data integration engine, one set of clinical applications and a growing set of best practices. We expect Identifi® to enable us to deliver increasing levels of efficiency to our provider partners.

Provider-centric brand identity

We believe our provider-centric brand identity and origins differentiate us from our competitors. We believe our solutions, which have built on capabilities developed at UPMC, resonate with potential partners seeking proven solutions from providers rather than payers or non-healthcare businesses. Our analytical and clinical solutions are rooted in UPMC’s experience in growing a provider-led, integrated delivery network over the past 15 years, and growing to become one of the largest provider-owned health plans in the country. In addition, our deep strategic partnership with The Advisory Board strengthens our brand as a provider-friendly organization. The Advisory Board is well-recognized as an industry thought leader that made its research and technology solutions available to approximately 3,900 hospitals and providers as of March 2015.

Our position as a payer-agnostic services organization allows for the sharing of data across multiple payers and care delivery integration regardless of payer, which we believe is not possible with payer-led solutions. In addition, our independence allows us to work hand-in-hand with our provider partners. The result is the development of innovative programs, such as the Payer Value Alliance, whereby we deliver the value of our network and experience to move health systems quickly and effectively to payer risk contract templates and value-based contracting.

Partnership-driven business model

Our business model is predicated on long-term strategic partnerships with leading providers that are attempting to evolve two of their most critical business functions: how they deliver care and how they are compensated for it. The partnership model enables cultural alignment, integration into the provider care delivery and payment work flow, long-term contractual relationships and a cycle of clinical and cost improvement with shared financial benefit. We devote significant resources, primarily in the form of business development, to establish relationships with our partners. For each of the three months ended March 31, 2015 and fiscal 2014, our business development expenses represented approximately 10% of our total revenues. Thereafter, beginning with the Blueprint phase of our engagement with a partner, our costs to serve our partners primarily consist of personnel-related costs for the deployment of our solution. We expect our business development costs as a percentage of revenue to decline over time. As of April 30, 2015, our average contractual relationship with our partners was over six years, with an average of 5.2 years of performance remaining per contract. As of March 31, 2015, we had entered into long-term contractual relationships with nine partners and we have subsequently entered into a long-term contractual relationship with one additional partner. Our five largest partners, WakeMed Health and Hospitals, Indiana University Health, Piedmont WellStar Health Plan, Premier Health Partners and MedStar Health, Inc., comprised approximately 21%, 18%, 17%, 12% and 10%, respectively, of our revenue for the three months ended March 31, 2015, or 78% in the aggregate. For fiscal 2014, our four largest partners, Indiana University Health, WakeMed Health and Hospitals, Piedmont WellStar Health Plan and Premier Health Partners, comprised approximately 25%, 21%, 16% and 14%, respectively, of our revenue, or 76% in the aggregate.

We have sought to partner with leading providers in sizable markets, which we believe creates a growth cycle that benefits from the secular transition to value-based care. By helping these systems lower clinical and administrative costs, we believe we are positioning them to offer a low cost, effective care setting to payers, employers and consumers, which enables them to capture greater market share. As providers have succeeded in lowering costs and growing market share, this enables them to increase their value-based offerings. By virtue of our business model, we benefit from our partners’ growth.

Channel development

Our heritage, having been founded by UPMC, one of the largest providers in the country, and The Advisory Board with over 3,900 hospital and provider members, along with the relationships fostered by our senior management team, have allowed us to develop a significant channel into leading health systems. Our solution empowers a fundamental shift in a provider’s business model and requires alignment of their senior management and board of directors for success. Having developed relationships with health system leaders, we are able to partner with the key decision makers in provider organizations when they choose to enter value-based care ahead of our competitors.

Our business model creates additional channel development through our Blueprint services. Our Blueprint not only enables providers with a roadmap to value-based care and the financial implications of the transition, it also creates a connection between us and the provider’s senior leadership. As a result, we derive revenues from providers who have completed the Blueprint phase and proceed to partner with us to enable their transition to value-based contracting. A significant portion of providers that make an investment in a Blueprint continue to partner with us for our Value-Based Operations.

Proven leadership team

We have made a significant investment in building an industry-leading management team. The senior leadership team of ten individuals has an average of 15 years of experience in the healthcare industry and a track record of delivering measurable clinical, financial and operational improvement for healthcare providers and payers. Our chief executive officer, Frank Williams, was formerly the chief executive officer of The Advisory Board, where he oversaw the growth of the company and its initial public offering.

Growth opportunities

Multiple avenues for growth with our existing, embedded partner base

We have established a multi-year partnership model with multiple drivers of embedded growth through the following avenues:

•	growth in lives in existing covered populations;

•	partners expanding into new lines of value-based care to capture growth in new profit pools; and

•	partners utilizing our additional capabilities, such as new Identifi® applications, PBM and TPA.

In addition to growth within our existing partner base, opportunities exist with providers utilizing our Blueprint, who sign short-term contracts under which we analyze the opportunities available to them in the value-based care market. Since our inception we have converted the majority of our Blueprints into long-term operating partnerships.

Early stages of a rapidly growing transformational addressable market

We believe that our existing partners represent a small fraction of health systems that could benefit from our solutions. The transformation of the care delivery and payment model in the United States has been rapid, but it is still in the early stages. While approximately 10% of healthcare payments are paid through value-based care programs today, it is estimated that this number will grow to over 50% by 2020. We expect that a significant driver of this shift will be the growth of health system based health plans. While there were approximately 3,000 health systems in the United States as of 2010, there were only 120 health system based health plans. We believe the breadth of our solution, our provider-centric brand, our proven results and our partner-aligned model will allow us to grow our pipeline and penetrate this rapidly growing market.

Capitalize on growth in select government-driven programs

Significant growth is projected in the number of people managed by government-driven programs in the United States over the next 10 years. Specifically, the Centers for Medicare and Medicaid Services project the number of Medicare beneficiaries to grow to approximately 63 million by 2020. We expect health systems to be direct beneficiaries of growth in Medicare Advantage, Medicaid Managed Care, Dual Eligible and health insurance exchanges because those specific markets are well suited for value-based care. We believe that the growth in government programs will create an opportunity for health systems to capture a greater portion of the over $2 trillion in annual health insurance expenditures. The nature of our variable fee economic model enables us to benefit from this growth in government managed lives.

Ability to capture additional value through delivering clinical results

We are capturing only a portion of the administrative dollars in the market through our current solution, which represent over 10% of total premium dollars. We believe there is a significant opportunity to capture a portion of the medical dollar over time—namely the remainder of the premium dollar which goes to medical expenses. As our health system partners continue to own a larger percentage of overall premiums, we have begun to pursue business models that allow us to participate in the medical savings through shared savings agreements that align incentives to reduce costs and improve quality outcomes.

Expand platform offerings to meet evolving market needs

There are multiple business offerings that health systems may require to operate in a value-based care environment that we do not currently provide, including but not limited to:

•	PBM expansion to include additional specialty pharmacy management capabilities;
•	health savings account administration;
•	on-site or specialty clinic platforms; and
•	consumer engagement and digital outreach.

We believe there is an opportunity to provide these services to our health system partners. By doing so, we believe we can create multiple additional monetization opportunities, including additional fees from existing partners, and can enable our partners to control an even greater portion of total medical costs, of which we can share in the gains. In addition, we believe we could provide these services on a standalone basis to health systems that are not Value-Based Organization partners.

Selectively pursue strategic acquisitions

We believe that the nature of our competitive landscape provides meaningful acquisition opportunities. Our industry is in the early stages of its life cycle and there are multiple firms attempting to capitalize on the transformation of the care delivery model and the various forms of new profit pools. We believe that providers will require an end-to-end solution and we believe we are well positioned to meet this demand by expanding the breadth of our offerings through not only organic growth, but also the acquisition of niche providers and non-core portions of larger enterprises. In addition, given our strong channel access and the potential size of our installed base, we believe there is an opportunity to acquire additional value-added products and services that we can deliver to our existing partners.

Sales and marketing

We market and sell our services to providers throughout the United States. Our dedicated sales team, organized by region, targets provider opportunities for our platform solutions. Our sales team works closely with our leadership team and subject matter experts to foster long-term relationships with our provider partner’s leadership and board of directors given the long-term nature of our partnerships. Our dedicated business development team works closely with our partners to identify additional service opportunities that can be offered from our platform on a continuous basis.

Partner relationships

Our business model is predicated on long-term strategic partnerships with leading providers that are attempting to evolve two of their most critical business functions: how they deliver care and how they are compensated for it. The partnership model enables cultural alignment, integration into the provider care delivery and payment work flow, long-term contractual relationships and a cycle of clinical and cost improvement with shared financial benefit.

We have sought to partner with leading providers in sizable markets, which we believe creates a growth cycle that benefits from the secular transition to value-based care. By helping these systems lower clinical and administrative costs, we believe we are positioning them to offer a low cost, effective care setting to payers, employers and consumers, which enables them to capture greater market share. As providers have succeeded in lowering costs and growing market share, this enables them to increase their value-based offerings. By virtue of our business model, we benefit from our partners’ growth.

As of March 31, 2015, we had entered into long-term contractual relationships with nine partners and we have subsequently entered into a long-term contractual relationship with one additional partner. As of April 30, 2015, our average contractual relationship with our partners was over six years, with an average of 5.2 years of performance remaining per contract. The contracts governing the relationships with our partners include key terms that define the period of performance, revenue rates, advanced billing terms, service level agreements, termination clauses, exclusivity clauses and right of first refusal clauses.

Typically, the terms of these contracts provide for a monthly payment that is calculated based on a specified rate multiplied by the number of members that our partners are managing under a value-based care arrangement. The specified rate varies depending on which market-facing solutions the partner has adopted and the number of services and technology applications they are utilizing. Typically, the terms of these contracts allow for advance billing of our partners. In some of our contracts, a defined portion of the revenue is at risk and can be refunded to the partner if certain service levels are not attained. We monitor our compliance with the service levels to determine whether a refund will be provided and record an estimate of these refunds.

Although the revenue from our long-term contracts is not guaranteed because certain of our contracts are terminable for convenience by our partners after a notice period has passed, certain partners would be required to pay us a termination fee in certain circumstances. Termination fees and the related notice period in certain of our contracts are determined based on the scope of the market-facing solutions that the partner has adopted and the duration of the contract. Most of our contracts include cure periods for certain breaches, during which time we may attempt to resolve any issues that would trigger a partner’s ability to terminate the contract. However, certain of our contracts are also terminable immediately on the occurrence of certain events. For example, certain of our contracts may be terminated by the partner immediately following repeated failures by us to provide specified levels of service over periods ranging from six months to more than a year. One of our contracts may be terminated immediately by the partner if we lose applicable licenses, go bankrupt, lose our liability insurance or receive an exclusion, suspension or debarment from state or federal government authorities. In addition, one of our contracts may be terminated immediately if we become insolvent or file for bankruptcy.

The contracts often contain exclusivity or other restrictive provisions, which may limit our ability to partner with or provide services to other providers or purchase services from other vendors within certain time periods and in certain geographic areas. The exclusivity and other restrictive provisions are negotiated on an individual basis and vary depending on many factors, including the term and scope of the contract. The time limit on these exclusivity and other restrictive provisions typically corresponds to the term of the contract. These exclusivity or other restrictive provisions often apply to specific competitors of our health system partners or specific geographic areas within a particular state or an entire state, subject to certain exceptions, including, for example, exceptions for employer plan entities that have operations in the restricted geographic areas but that are headquartered elsewhere. Accordingly, these exclusivity clauses may prevent us from entering into long-term relationships with certain potential partners.

The contracts with our partners impose other obligations on us. For example, we typically agree that all services provided under the partner contract and all employees providing such services will comply with our partner’s policies and procedures. In addition, in most instances, we have agreed to indemnify our partners against certain third-party claims, which may include claims that our services infringe the intellectual property rights of such third parties.

Competition

The market for our products and services is fragmented, competitive and characterized by rapidly evolving technology standards, customer needs and the frequent introduction of new products and services. Our competitors range from smaller niche companies to large, well-financed and technologically-sophisticated entities.

We compete on the basis of several factors, including breadth, depth and quality of product and service offerings, ability to deliver clinical, financial and operational performance improvement through the use of products and services, quality and reliability of services, ease of use and convenience, brand recognition and the ability to integrate services with existing technology. We also compete on the basis of price.

Healthcare laws and regulations

Our business is subject to extensive, complex and rapidly changing federal and state laws and regulations. Various federal and state agencies have discretion to issue regulations and interpret and enforce healthcare laws. While we believe we comply in all material respects with applicable healthcare laws and regulations, these regulations can vary significantly from jurisdiction to jurisdiction, and interpretation of existing laws and regulations may change periodically. Federal and state legislatures also may enact various legislative proposals that could materially impact certain aspects of our business. The following are summaries of key federal and state laws and regulations that impact our operations:

Healthcare reform

In March 2010, the ACA and the Health Care and Education Reconciliation Act of 2010, which we refer to, collectively, as healthcare reform, was signed into law. Healthcare reform contains provisions that have changed and will continue to change the health insurance industry in substantial ways. For example, healthcare reform includes a mandate requiring individuals to be insured or face tax penalties; a mandate that employers with over 50 employees offer their employees group health insurance coverage or face tax penalties; prohibitions against insurance companies that offer Individual Major Medical plans using pre-existing health conditions as a reason to deny an application for health insurance; medical loss ratio requirements that require each health insurance carrier to spend a certain percentage of their premium revenue on reimbursement for clinical services and activities that improve healthcare quality; establishment of health insurance exchanges to facilitate access to, and the purchase of, health insurance; and subsidies and cost-sharing credits to make health insurance more affordable for those below certain income levels.

Healthcare reform amended various provisions in many federal laws, including the Code, the Employee Retirement Income Security Act of 1974 and the Public Health Services Act. Healthcare reform is being implemented by the Department of Health and Human Services, the Department of Labor and the Department of Treasury. Most of the ACA regulations became effective on January 1, 2014.

Although the United States Supreme Court upheld healthcare reform’s mandate requiring individuals to purchase health insurance in 2012, some uncertainty about whether parts of healthcare reform or ACA regulations will remain in effect or be further amended is expected to continue with the possibility of future litigation with respect to certain provisions as well as legislative efforts to repeal and defund portions of healthcare reform or healthcare reform in its entirety. We cannot predict the outcome of any future legislation or litigation related to healthcare reform. Healthcare reform has resulted in profound changes to the individual health insurance market and our business, and we expect these changes to continue.

Stark law

We are subject to federal and state “self-referral” laws. The Stark Law is a federal statute that prohibits physicians from referring patients for items covered by Medicare or Medicaid to entities with which the physician has a financial relationship, unless that relationship falls within a specified exception. The Stark Law is a strict liability statute and is violated even if the parties did not have an improper intent to induce physician referrals. The Stark Law is relevant to our business because we frequently organize arrangements of various kinds under which (a) physicians and hospitals jointly invest in and own ACOs, clinically integrated networks and other entities that engage in value-based contracting with third-party payers or (b) physicians are paid by hospitals or hospital affiliates for care management, medical or other services related to value-based contracts. We evaluate when these investment and compensation arrangements create financial relationships under the Stark Law and design structures that satisfy exceptions under the Stark Law or Medicare Shared Savings Program waiver.

Anti-kickback laws

In the United States, there are federal and state anti-kickback laws that generally prohibit the payment or receipt of kickbacks, bribes or other remuneration in exchange for the referral of patients or other health-related business. The United States federal healthcare programs’ Anti-Kickback Statute makes it unlawful for individuals or entities knowingly and willfully to solicit, offer, receive or pay any kickback, bribe or other remuneration, directly or indirectly, in exchange for or to induce the referral of an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under a federal healthcare program or the purchase, lease or order, or arranging for or recommending purchasing, leasing or ordering, any good, facility, service, or item for which payment may be made in whole or in part under a federal healthcare program. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from federal healthcare programs. The Anti-Kickback Statute raises similar compliance issues as the Stark Law. While there are safe harbors under the Anti-Kickback Statute, they differ from the Stark Law exceptions in that compliance with a safe harbor is not mandatory. If an arrangement falls outside the safe harbors, it must be evaluated on its specific facts to assess whether regulatory authorities might take the position that one purpose of the arrangement is to induce referrals of federal healthcare program business. Our business arrangements implicate the Anti-Kickback Statute for the same reasons they raise Stark Law issues. We evaluate whether investment and compensation arrangements being developed by us on behalf of hospital partners fall within one of the safe harbors or Medicare Shared Savings Program waiver. If not, we consider the factors that regulatory authorities are likely to consider in attempting to identify the intent behind such arrangements. We also design business models that reduce the risk that any such arrangements might be viewed as abusive and trigger Anti-Kickback Statute claims.

Antitrust laws

The antitrust laws are designed to prevent competitors from jointly fixing prices. However, competitors often work collaboratively in order to reduce the cost of healthcare and improve quality. To balance these competing goals, antitrust enforcement agencies have established a regulatory framework under which claims of per se price fixing can be avoided if a network of competitors (such as an ACO or clinically integrated network) is financially or clinically integrated. In this context, we evaluate the tests for financial and clinical integration that would be applied to the provider networks that we are helping to create and support, including the nature and extent of any financial risk that must be assumed to be deemed financially integrated and the types of programs that must be implemented to achieve clinical integration. However, even if a network is integrated, it is still subject to a “rule of reason” test to determine whether its activities are, on balance, pro-competitive. The key factors in the rule of reason analysis are market share and exclusivity. We focus on network size, composition and contracting policies to strengthen our partners’ position that their networks meet the rule of reason test.

Federal civil False Claims Act and state false claims laws

The federal civil False Claims Act imposes liability on any person or entity who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The “qui tam” or “whistleblower” provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. Our future activities relating to the manner in which we sell and market our services may be subject to scrutiny under these laws.

HIPAA, privacy and data security regulations

By processing data on behalf of our partners, we are subject to specific compliance obligations under privacy and data security-related laws, including HIPAA, the HITECH Act and related state laws. We are also subject to federal and state security breach notification laws, as well as state laws regulating the processing of protected personal information, including laws governing the collection, use and disclosure of social security numbers and related identifiers.

The regulations that implement HIPAA and the HITECH Act establish uniform standards governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by healthcare providers, health plans and healthcare clearinghouses, all of which are referred to as “covered entities”, and their “business associates” (which includes anyone who performs a service on behalf of a covered entity involving the use or disclosure of protected health information and is not a member of the covered entity’s workforce). Our partners’ health plans generally will be covered entities, and, as their business associate, they may ask us to contractually comply with certain aspects of these standards by entering into requisite business associate agreements.

HIPAA healthcare fraud standards

The HIPAA healthcare fraud statute created a class of federal crimes known as the “federal healthcare offenses”, including healthcare fraud and false statements relating to healthcare matters. The HIPAA healthcare fraud statute prohibits, among other things, executing a scheme to defraud any healthcare benefit program, while the HIPAA false statements statute prohibits, among other things, concealing a material fact or making a materially false statement in connection with the payment for healthcare benefits, items or services. Entities that are found to have aided or abetted in a violation of the HIPAA federal healthcare offenses are deemed by statute to have committed the offense and are punishable as a principal.

Consumer protection laws

Federal and state consumer protection laws are being applied increasingly by the FTC, Federal Communications Commission and states’ attorneys general to regulate the collection, use, storage and disclosure of personal or patient information, through websites or otherwise, and to regulate the presentation of website content and to regulate direct marketing, including telemarketing and telephonic communication. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access.

State privacy laws

In addition to federal regulations issued under HIPAA, some states have enacted privacy and security statutes or regulations, which we refer to as state privacy laws, that govern the use and disclosure of a person’s medical information or records and, in some cases, are more stringent than those issued under HIPAA. These state privacy laws include regulation of health insurance providers and agents, regulation of organizations that perform certain administrative functions, such as utilization review, or UR, or TPA, issuance of notices of privacy practices and reporting and providing access to law enforcement authorities. In those cases, it may be necessary to modify our operations and procedures to comply with these more stringent state privacy laws. If we fail to comply with applicable state privacy laws, we could be subject to additional sanctions.

Other state laws

State insurance laws require licenses for certain health plan administrative activities, including TPA licenses for the processing, handling and adjudication of health insurance claims and UR agent licenses for providing medical management services. Given the nature and scope of services that we provide to certain partners, we are required to maintain TPA and UR agent licenses and ensure that such licenses are in good standing on an annual basis.

Employees

As of April 30, 2015, we employed 836 persons, approximately 52% of whom are based in our headquarters in Arlington, Virginia. We have not experienced any work stoppages and consider our employee relations to be good. None of our employees is represented by a labor union.

Intellectual property

Our continued growth and success depends, in part, on our ability to protect our intellectual property and proprietary technology, including the Identifi® software platform. We primarily protect our intellectual property through a combination of copyrights, trademarks and trade secrets, intellectual property licenses and other contractual rights (including confidentiality, non-disclosure and assignment-of-invention agreements with our with employees, independent contractors, consultants and companies with which we conduct business).

However, these intellectual property rights and procedures may not prevent others from creating a competitive online platform or otherwise competing with us. We may be unable to obtain, maintain and enforce the intellectual property rights on which our business depends, and assertions by third parties that we violate their intellectual property rights could have a material adverse effect on our business, financial condition and results of operations. For additional information related to our intellectual property position. see “Risk factors—Risks relating to our business and industry”.

Research and development

Our research and development expenditures primarily consist of our strategic investment in enhancing the functionality and usability of our software, Identifi® and developing programs and processes to maximize care delivery efficiency and effectiveness. We expensed $2.0 million and $0.9 million in research and development cost for the the three months ended March 31, 2015 and 2014, respectively, and $4.0 million and $2.0 million for the year ended December 31, 2014 and 2013, respectively. We capitalized software development costs of $2.5 million and $1.5 million the three months ended March 31, 2015 and 2014, respectively, and $7.7 million and $7.6 million for the year ended December 31, 2014 and 2013, respectively.

Facilities

We occupy 90,905 square feet of space for our headquarters in Arlington, Virginia under a lease that expires in 2020. In addition, we lease office space in The Advisory Board’s San Francisco office. From time to time, we also rent space in certain market locations near or at partner sites where we have significant staffing.

Legal proceedings

We are not currently a party to any material litigation proceedings. From time to time, however, we may be a party to litigation and subject to claims incident to the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Management

Executive officers and directors

The following table sets forth information regarding our executive officers and directors as of April 30, 2015:

Name	Age	Position

Frank Williams	48	Chief Executive Officer and Director

Seth Blackley	36	President

Cynthia Cann	47	Chief Accounting Officer

Nicholas McGrane	47	Chief Financial Officer

Tom Peterson	45	Chief Operating Officer

Gary Piefer, MD	64	Chief Medical Officer

Chad Pomeroy	49	Chief Technology Officer

Dave Thornton	39	Chief Talent Officer

Jonathan Weinberg	47	General Counsel

Steve Wigginton	49	Chief Development Officer

David Farner	51	Director

Matthew Hobart	44	Director

Diane Holder	65	Director

Michael Kirshbaum	38	Director

Robert Musslewhite	45	Director

Norman Payson, MD	67	Director

Bruce Felt	57	Director Nominee*

*	Independent for purposes of the SEC and NYSE corporate governance listing standards.

Frank Williams, our founder, has served as our Chief Executive Officer since August 2011 and has served as a director since August 2011. He served as the Chief Executive Officer of The Advisory Board from June 2001 to September 2008. From September 2008 to August 2011, Mr. Williams was the Chairman of The Advisory Board. Prior to joining The Advisory Board, Mr. Williams served as President of MedAmerica OnCall from September 1999 to March 2000, President of Vivra Orthopedics from 1995 to February 1999, and as a management consultant for Bain & Co. from June 1988 to June 1990. He currently serves on the boards of Privia Health and Head-Royce School. Mr. Williams holds a bachelor of arts degree in political economies of industrial societies from the University of California, Berkeley, and a master of business administration from Harvard Business School. We believe that Mr. Williams is qualified to serve on our board of directors because of his extensive knowledge and experience in all aspects of our business and his extensive experience in the healthcare and consulting services fields, including as Chief Executive Officer of The Advisory Board.

Seth Blackley has served as our President since August 2011. Prior to joining us, Mr. Blackley was the Executive Director of Corporate Development and Strategic Planning at The Advisory Board from May 2004 to August 2011. Mr. Blackley began his career as an analyst in the Washington, D.C. office of McKinsey & Company.

Mr. Blackley holds a bachelor of arts degree in business from The University of North Carolina at Chapel Hill, and a master of business administration from Harvard Business School.

Cynthia C. Cann has served as our Chief Accounting Officer since February 2015. Ms. Cann also serves as our Principal Accounting Officer. Prior to joining Evolent, Ms. Cann was Chief Accounting Officer of LivingSocial, Inc. from 2011 to 2014. Prior to joining LivingSocial, Inc., Ms. Cann was Vice President and Controller of Iridium Communications, Inc. from 2009 to 2011. Prior to that, Ms. Cann served in BearingPoint, Inc.’s State and Local Business Unit as Controller from 2005 to 2007 and as Head of Operations from 2008 to 2009. Ms. Cann began her career as an accountant with KPMG and has held various finance and accounting roles in public companies. Ms. Cann serves on the board of Solebrity, Inc. Ms. Cann holds a bachelor of science degree in accounting from the Virginia Polytechnic Institute and State University, and received a six month certification from the Georgetown University International Master of Business Administration Program. Ms. Cann is a Certified Public Accountant.

Nicholas McGrane has served as our Chief Financial Officer since October 2014. Prior to joining Evolent, Mr. McGrane was Managing Director with Riverside Management Group from July 2013 to October 2014. Prior to joining Riverside Management Group, Mr. McGrane was an independent consultant for clients including Evolent Health LLC. He served as Interim Chief Executive Officer and Interim President of Sbarro Inc. from July 2010 to February 2012. Sbarro Inc. was a portfolio company of MidOcean Partners, where Mr. McGrane held various roles, including Managing Director, from 1997 to 2012. Mr. McGrane serves on the board of TastiD-Lite, LLC. Mr. McGrane holds a bachelor of science degree in management from Trinity College Dublin and a master of business administration from Harvard Business School.

Tom Peterson has served as our Chief Operating Officer since August 2011. From June 2009 to August 2011, Mr. Peterson was Chief Executive Officer of Inflect Advisors. From November 1999 to June 2009, Mr. Peterson held executive roles with The Advisory Board. Prior to The Advisory Board, Mr. Peterson was Vice President of HealthSouth Corporation from January 1996 to November 1999. Mr. Peterson holds a bachelor of arts in government from Harvard University and a master degree in mental health counseling from George Washington University.

Gary Piefer, MD has served as our Chief Medical Officer since July 2012. Prior to joining Evolent, Dr. Piefer was Chief Medical Officer with WellMed Medical Management, Inc. from 2007 to 2012. From 1998 to 2007, Dr. Piefer was the physician leader within Seton Healthcare Network in Austin, Texas, where he oversaw the clinical agenda for Seton’s Health Plan. Dr. Piefer holds a bachelor of science in pharmacy from the University of Houston, a master in science in medical management from the University of Texas at Dallas School of Management and his doctorate in medicine from the University of Texas at Houston.

Chad Pomeroy has served as our Chief Technology Officer since September 2011. Prior to joining Evolent, Mr. Pomeroy was Chief Strategy and Marketing Officer of Access Mediquip from May 2010 to September 2011. From 2006 to 2010, Mr. Pomeroy was Vice President of Strategy Planning and Innovation at WellPoint, Inc. From 2000 to 2006, Mr. Pomeroy was Chief Technology Officer for Lumenos. Prior to joining Lumenos, Mr. Pomeroy was Manager of Application Development for Congressional Quarterly, Inc. from 1998 to 2000, and was also Assistant Vice President of Information Technology at the National Committee for Quality Assurance from 1994 to 1998. Mr. Pomeroy holds a bachelor of business administration in information systems from James Madison University.

Dave Thornton has served as our Chief Talent Officer since February 2012. From 2004 to 2012, Mr. Thornton held a variety of human resources executive positions at AOL, Inc. including both line HR and Center of Excellence roles, most recently as the company’s VP of Talent Management. Mr. Thornton began his career as an organizational development consultant at HumanR, Inc. from 1999 to 2004. Mr. Thornton holds a bachelor of arts in psychology from Merrimack College and a master in industrial-organizational psychology from George Mason University.

Jonathan Weinberg has served as our General Counsel since January 2014. Prior to joining Evolent, Mr. Weinberg was a Senior Vice President and Deputy General Counsel for Coventry Health Care, Inc. from 2002 to 2013, and was in charge of the risk management department. Prior to joining Coventry, Mr. Weinberg was an associate and then partner at Epstein Becker and Green, P.C. in the firm’s healthcare practice, specializing in managed care issues from 1992 to 2002. Mr. Weinberg received his bachelor of arts in history and political science from the University of Wisconsin-Madison and his juris doctorate from the Catholic University of America.

Steve Wigginton has served as our Chief Development Officer since 2012. Prior to joining Evolent, Mr. Wigginton served as the founding Chief Executive Officer of Medley Health, a venture-backed technology and services provider for physician practices, from 2010 to 2012. From 2005 to 2010, Mr. Wigginton was the President of Health Integrated, a provider of health management. Prior to Health Integrated, Mr. Wigginton was Executive Vice President of Neoforma from 2000 to 2004. Mr. Wigginton joined Neoforma’s executive team after its acquisition of Pharos Technologies—a company he co-founded. Mr. Wigginton holds a bachelor of science in finance from Indiana University and a master in business administration from the Kelley School of Business, Indiana University.

David Farner has served as a director since September 2014. Mr. Farner has been with UPMC for nearly 30 years, holding various senior leadership positions for the last 20 years, including Chief Financial Officer. Since 2010, Mr. Farner has served as Executive Vice President and Chief Strategic and Transformation Officer of UPMC. Prior to UPMC, Mr. Farner worked as an auditor at Arthur Anderson & Company. Mr. Farner holds a bachelor of science in computer information systems from Westminster College. We believe that Mr. Farner is qualified to serve on our board of directors because of his extensive career in healthcare and finance.

Matthew Hobart has served as a director since September 2013. Mr. Hobart is a Partner with TPG, and leads the Healthcare and Financial Services investments for TPG, the middle market and growth equity investment fund of TPG. Mr. Hobart is currently a board member of Northstar Anesthesia, iMDsoft, Greencross Limited, and his previous board service includes The Vincraft Group, Schiff Nutrition International, Wil Research and Agraquest. From 2001 until he joined TPG Growth in 2004, Mr. Hobart was the Vice President of Corporate Development for Critical Path. Previously, Mr. Hobart co-founded and from 1999 to 2001 served as a Managing Director of Vectis Group. From 1993 to 1997, Mr. Hobart made private equity investments in the United States and Europe for Morgan Stanley Capital Partners III L.P. and helped raise and invest funds for the Morgan Stanley Global Emerging Markets Fund. Mr. Hobart holds a bachelor of arts in economics from Miami University and a master in business administration from Stanford University Graduate School of Business. We believe that Mr. Hobart is qualified to serve on our board of directors because of his extensive experience in leadership, corporate governance and finance.

Diane Holder has served as a director since August 2011. Ms. Holder has been an Executive Vice President of UPMC since 2007, President of the UPMC Insurance Services Division and President and CEO of UPMC Health Plan since 2004. Ms. Holder holds a bachelor of arts in psychology from the University of Michigan and a master of science in social work from Columbia University. We believe that Ms. Holder is qualified to serve on our board of directors because of her extensive career in healthcare.

Michael Kirshbaum has served as a director since September 2013. Mr. Kirshbaum has served as the Chief Financial Officer of The Advisory Board since February 2006. Mr. Kirshbaum joined The Advisory Board in 1998 and became treasurer in March 2007. Prior to his current role, Mr. Kirshbaum held a variety of positions across The Advisory Board’s finance group, including senior director of finance from 2003 to 2005, where he was responsible for most finance operations, including the overall financial strategy and budgeting process, as well as a number of other accounting functions. Mr. Kirshbaum holds a bachelor of science in economics from Duke University. We believe that Mr. Kirshbaum is qualified to serve on our board of directors because of his experience in corporate strategy and finance, including as the Chief Financial Officer of The Advisory Board.

Robert Musslewhite has served as a director since August 2011. Mr. Musslewhite serves as Chairman of the Board of The Advisory Board and has served as the Chief Executive Officer of The Advisory Board since September 2008. Prior to joining The Advisory Board in 2003, Mr. Musslewhite was an associate principal in the Washington, D.C., Amsterdam and Dallas offices of McKinsey & Company, where he served a range of clients across the consumer products industry and other industries and was a co-leader of McKinsey’s Pricing Center. Mr. Musslewhite holds a bachelor of arts in economics from Princeton University and a juris doctorate from Harvard Law School. We believe that Mr. Musslewhite is qualified to serve on our board of directors because of his extensive knowledge and experience in all aspects of our business, his extensive career at The Advisory Board, including in his current roles as Chairman of the Board and Chief Executive Officer, and his experience in the consulting and information services fields.

Norman Payson, MD has served as a director since December 2013. Dr. Payson was co-founder and Chief Executive Officer Healthsource from 1985 to 1997, Chief Executive Officer of Oxford Health Plans from 1998 to 2002, Chairman of Concentra from 2005 to 2008 and Chief Executive Officer of Apria Healthcare from 2008 to 2012. Dr. Payson holds a bachelor of science degree in earth and planetary sciences from the Massachusetts Institute of Technology and received his doctorate in medicine from Dartmouth Medical School. We believe that Dr. Payson is qualified to serve on our board of directors because of his 30-year career as chief executive officer or chairman of multiple healthcare organizations, including publicly-traded companies.

Bruce Felt will serve on our board of directors upon the effectiveness of the registration statement of which this prospectus forms a part as the chairman of our audit committee. Since August 2014, Mr. Felt has served as chief financial officer of Domo, Inc. From July 2012 to June 2014, Mr. Felt served in various senior positions with Auction.com, LLC, most recently as chief financial officer. From October 2006 to July 2012, Mr. Felt served as the chief financial officer of SuccessFactors, Inc. From February 2005 through August 2006, Mr. Felt served as chief financial officer of LANDesk Software, Inc. Subsequent to LANDesk’s acquisition by Avocent Corp. in August 2006, Mr. Felt was retained by Avocent through February 2007 on a transitional basis to manage certain matters. From April 1999 to February 2005, Mr. Felt served as chief financial officer of Integral Development Corporation. Mr. Felt currently sits on the board of directors of Yodlee, Inc., Hightail Inc. and Alfresco Software, Inc. and has been a member of various non-profit boards. Mr. Felt holds a bachelor of science in accounting from the University of South Carolina and a master in business administration from Stanford University Graduate School of Business. We believe that Mr. Felt is qualified to serve on our board of directors because of his financial and accounting background, as well as his experience serving as a senior executive for publicly traded technology companies.

On January 6, 2014, Evolent Health LLC and Evolent Health Holdings, Inc. entered into an Amended and Restated Master Investors’ Rights Agreement, which we refer to as the MIRA, with TPG, UPMC, The Advisory Board and certain other existing investors. Pursuant to the MIRA, each of TPG, UPMC and The Advisory Board are entitled to designate two persons to the board of directors of each of Evolent Health LLC and Evolent Health Holdings, Inc. TPG has designated Matthew Hobart, UPMC has designated Diane Holder and David Farner, and The Advisory Board has designated Robert Musslewhite and Michael Kirshbaum.

Controlled company

Certain of our existing investors that we expect to be a party to a stockholders’ agreement upon the completion of this offering will own a majority of the voting power of our outstanding common stock following the completion of this offering. Accordingly, we expect to be considered a “controlled company” under the NYSE rules. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of listing of our Class A common stock:

•	we have a board that is composed of a majority of “independent directors” as defined under the NYSE rules; and

•	we have a compensation committee and nominating and corporate governance committee that is composed of independent directors.

We intend to take advantage of these exemptions following the completion of this offering. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act and rules with respect to our audit committee within the applicable time frame.

Board structure

Upon the completion of this offering, our board of directors will consist of eight members. We expect to nominate one additional director to our board within 90 days of the effectiveness of the registration statement of which this prospectus forms a part, and one other additional director to our board within one year of the effectiveness of such registration statement. Our board of directors has determined that Bruce Felt is independent under applicable NYSE rules. In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective prior to the completion of this offering, our board of directors will be divided into three staggered classes of directors, as nearly equal in number as possible. At each annual meeting of our stockholders, our stockholders will elect a class of directors for a three-year term to succeed the directors of the same class whose terms are then expiring. As a result, a portion of our board of directors will be elected each year. The initial division of the three classes and their respective election dates are as follows:

•	the Class I directors’ term will expire at the annual meeting of our stockholders to be held in 2016 (our Class I directors are David Farner, Norman Payson, MD and Michael Kirshbaum);

•	the Class II directors’ term will expire at the annual meeting of our stockholders to be held in 2017 (our Class II directors are Diane Holder, Matthew Hobart and Robert Musslewhite); and

•	the Class III directors’ term will expire at the annual meeting of our stockholders to be held in 2018 (our Class III directors are Frank Williams and Bruce Felt).

There will be no limit on the number of terms a director may serve on our board of directors. In case of any increase or decrease, from time to time, in the number of directors, the number of directors in each class will be apportioned as nearly equal as possible. The division of our board of directors into three classes with staggered three-year terms may have the effect of discouraging, delaying or preventing a transaction involving a change in control.

Pursuant to the stockholders’ agreement we intend to enter into with TPG, UPMC and The Advisory Board in connection with this offering, for so long as each of TPG, UPMC and The Advisory Board owns at least 40% of the shares of common stock held by it following the completion of this offering, such stockholder will be entitled to nominate two directors to serve on our board of directors. When such stockholder owns less than 40% but at least 5% of the shares of common stock held by it following the completion of this offering, such stockholder will be entitled to nominate one director. TPG, UPMC and The Advisory Board will agree in the stockholders’ agreement to vote for each other’s board nominees.

Board committees

Audit committee

Our audit committee consists of Bruce Felt (Chairman), David Farner, Matthew Hobart and Michael Kirshbaum. The audit committee will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The board of directors has determined that Bruce Felt qualifies as an “audit committee financial expert”, as such term is defined in the rules of the SEC, and that Bruce Felt qualifies as independent, as such term is defined in the rules of the SEC. We will rely on the phase-in rules of the SEC and the NYSE with respect to the independence of our audit committee. These rules permit us to have an audit committee that has one member that is independent upon the effectiveness of the registration statement of which this prospectus forms a part, a majority of members that are independent within 90 days thereafter and all members that are independent within one year thereafter.

Compensation committee

Our compensation committee consists of Matthew Hobart (Chairman), Diane Holder and Robert Musslewhite. Our compensation committee is responsible for assisting our board of directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors and (2) monitoring our incentive and equity-based compensation plans.

Nominating and corporate governance committee

Prior to the offering, our board of directors intends to designate a nominating and corporate governance committee. Our nominating and corporate governance committee will assist our board of directors in identifying individuals qualified to become members of our board of directors consistent with criteria established by our board and in developing our corporate governance principles. This committee’s responsibilities will include: (1) evaluating the composition, size and governance of our board of directors and its committees and making recommendations regarding the appointment of directors to our committees; (2) considering stockholder nominees for election to our board of directors; (3) evaluating and recommending candidates for election to our board of directors; (4) leading the self-evaluation process of our board of directors; (5) reviewing our corporate governance guidelines and providing recommendations to the board regarding possible changes; and (6) performing any other activities the committee deems appropriate, are set forth in the corporate governance guidelines or are requested by the board.

Compliance and regulatory affairs committee

Our compliance and regulatory affairs committee consists of Diane Holder (chair), Michael Kirshbaum and Norman Payson, MD. Our compliance and regulatory affairs committee will assist our board of directors in carrying out its responsibilities relating to regulatory compliance and ethics. This committee’s responsibilities include: (1) overseeing our compliance program; (2) reviewing and recommending for approval our code of business conduct and ethics; (3) overseeing our response to regulatory actions; and (4) reviewing the processes and procedures for reporting concerns by our partners, our employees and our vendors.

Code of ethics

Our board of directors will adopt a code of business conduct and ethics that applies to all of our directors, officers and other employees, including our principal executive officer, principal financial officer and principal accounting officer. Any waiver of the code for directors or executive officers may be made only by our board of directors and will be promptly disclosed to our stockholders through publication on our website, www.evolenthealth.com. Amendments to the code must be approved by our board of directors and will be promptly disclosed (other than technical, administrative or non-substantive changes). A copy of our code of business conduct and ethics will be posted on our website.

Corporate governance guidelines

Our board of directors will adopt corporate governance guidelines that serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas, including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the Chairman of the Board, Chief Executive Officer and presiding director, meetings of independent directors, committee composition, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. Additionally, our board of directors will adopt independence standards as part of our corporate governance guidelines. A copy of our corporate governance guidelines will be posted on our website, www.evolenthealth.com.

Compensation committee interlocks and insider participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

Executive compensation

Summary compensation table

The following table sets forth information concerning the compensation earned by our chief executive officer and our two other most highly compensated executive officers, who we refer to as our named executive officers, during our fiscal years ended December 31, 2014 and December 31, 2013.

Name and principal position	Year	Salary ($)		Bonus ($)		Stock award ($)	Option awards ($)(3)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)(1)		Total compensation ($)
Frank Williams (Chief Executive Officer)(2)	2014 2013	$ $	371,000 371,000	$ $	259,700 125,000	— —	$294,624 —	— —	— —	$ $	10,400 10,200	$ $	935,724 506,200

Seth Blackley (President)	2014 2013	$ $	291,500 291,500	$ $	195,000 120,000	— —	$196,416 —	— —	— —	$ $	10,400 10,200	$ $	693,316 421,700

Steve Wigginton (Chief Development Officer)	2014		$255,000		$275,000	—	$179,072	—	—		$10,400		$719,472

(1)	Amounts reported in this column represent a 401(k) matching contribution provided by the company to each named executive officer. The 401(k) matching contributions are made to each participant in the 401(k) in an amount up to 4% of the participant’s annual base salary, subject to certain limitations, and are fully vested when made. The amounts shown do not include life insurance premiums for coverage offered through programs available on a nondiscriminatory basis to all employees of the company.

(2)	Mr. Williams also serves as a director of the company but did not receive any compensation for his role as a director in 2013 or 2014.

(3)	The amounts reported in this column represent the aggregate grant-date fair value of the stock options granted during 2014, as computed in accordance with Accounting Standards Codification 718 “Compensation-Stock Compensation” (“ASC 718”). For a further discussion of the assumptions used in the calculation of the grant-date fair values for the stock options pursuant to ASC 718, please see “Financial statements—Evolent Health Holdings, Inc.—Notes to financial statements—Note 11 Equity incentive plan”, included in this prospectus. For further discussion of grants made in 2014, see the discussion following the “Outstanding equity awards at fiscal year end” table.

Narrative disclosure to summary compensation table

The following describes material features of the compensation disclosed in the Summary Compensation Table. Each of our named executive officers are paid an annual base salary as determined by the compensation committee of our board of directors and are eligible to participate in our annual bonus plan, which is described in detail below. None of our named executive officers were party to an employment agreement during 2014.

Evolent Health, Inc. 2014 Bonus Plan

The Evolent Health, Inc. 2014 Bonus Plan, which we refer to as the 2014 Bonus Plan, is an annual incentive plan that provides our employees, including our named executive officers, with the opportunity to earn a cash bonus based on satisfaction of pre-established quantitative and qualitative performance metrics, as well as achievement of individual goals. The 2014 Bonus Plan is funded based on the company’s achievement of company performance goals. Payments under the 2014 Bonus Plan to our named executive officers are then determined by our board of directors, in its discretion, based, in the case of Messrs. Blackley and Wigginton, on recommendations made by Mr. Williams, considering the executive’s performance as rated on a five-point scale against pre-determined individual performance goals. The individual performance goals for our named executive officers and the company performance goals under the 2014 Bonus Plan are based on: (i) high customer satisfaction levels; (ii) three-year contract value (80% of 2015 forecasted revenue, 50% of 2016 forecasted revenue and 35% of 2017 forecasted revenue); (iii) clinical outcomes (achieve targets of greater than 90% of our clients’ at risk populations); (iv) financial metrics (revenue of $100 million and cash burn less than $29 million); and (v) optimal and high performing organization, measured by engagement, talent depth and retention. We met or exceeded all the corporate goals under the 2014 Bonus Plan.

Each of our named executive officers’ target bonus opportunities, which corresponds to three out of five points, or a rating of “satisfactory performance”, and maximum bonus opportunities, which corresponds to five out of five points, or a rating of “exceptional performance”, under the 2014 Bonus Plan are as follows: Mr. Williams, $185,500 target bonus and $259,700 maximum bonus; Mr. Blackley, $145,750 target bonus and $204,050 maximum bonus; and Mr. Wigginton, $196,000 target bonus and $600,000 maximum bonus. Our board of directors determined that each of our named executive officers exceeded their individual goals, which is equivalent to four out of five points, or a rating of “exceeds expectations”. Our board of directors determined, in its discretion, to award Messrs. Williams, Blackley and Wigginton $259,700, $195,000 and $275,000, respectively, under the 2014 Bonus Plan, based on each executive’s overall strong performance during 2014, which the board determined warranted a higher payment than that equivalent to a rating of “exceeds expectations”. Each of these amounts is included in the “Bonus” column of the Summary Compensation Table. All amounts earned under the 2014 Bonus Plan were paid to participants in February 2015.

Outstanding equity awards at fiscal year end

The following table summarizes the outstanding equity awards held by each of our named executive officers as of December 31, 2014 after giving effect to the offering reorganization, pursuant to which each equity-based award outstanding immediately prior to the offering reorganization will be converted into an equity-based award with respect to four shares of our Class A common stock and the exercise price of the stock options will be appropriately adjusted. Accordingly, the outstanding equity awards reported in the following table and related footnotes reflect the number of awards as of December 31, 2014 multiplied by four and the exercise prices divided by four (and rounded up to the nearest whole cent).

		Option Awards					Stock awards
Officer	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of shares or units of stock that have not vested (#)(2)	Market value of shares or units of stock that have not vested ($)(3)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Frank Williams (Chief Executive Officer)	04/01/2014	184,140	552,420	—	$3.84	04/01/2024	454,124	$3,117,561	—	—

Seth Blackley (President)	04/01/2014	122,760	368,280	—	$3.84	04/01/2024	215,252	$1,477,705	—	—

Steve Wigginton (Chief Development Officer)	04/01/2014	111,920	335,760	—	$3.84	04/01/2024	25,988	$178,408	—	—

(1)	Stock options granted under the Evolent Health Holdings, Inc. 2011 Equity Incentive Plan to (a) Messrs. Williams and Blackley vest 25% on each of December 1, 2014, 2015, 2016 and 2017 and (b) Mr. Wigginton vest 25% on each of October 1, 2014, 2015, 2016 and 2017.

(2)	All awards of restricted stock vest 25% on the first anniversary of the grant date and 6.25% every three months thereafter, becoming fully vested on the fourth anniversary of the grant date.

(3)	There was no public market for shares of our Class A common stock as of December 31, 2014. As a result, the amounts reported in this column are based on the expected fair market value of a share of our Class A common stock as of December 31, 2014 ($6.87), as determined by our Compensation Committee based on a valuation as of December 2014.

(4)	Consists of 393,748 shares of restricted stock that were granted on April 23, 2012 and 60,376 shares of restricted stock that were granted on September 10, 2012.

(5)	Consists of 175,000 shares of restricted stock that were granted on October 26, 2011 and 40,252 shares of restricted stock that were granted on September 10, 2012.

(6)	Consists of 25,988 shares of restricted stock that were granted on September 10, 2012.

Restricted stock awards and stock options under the 2011 Equity Incentive Plan

The restricted stock awards and stock options reported in the Outstanding Equity Awards at Fiscal Year End Table were granted to our named executive officers under the Evolent Health Holdings, Inc. 2011 Equity Incentive Plan, which we refer to as the 2011 Plan, which is described in detail below.

The restricted stock awards carry with them all the rights and privileges of a holder of shares of our Class A common stock, including the right to vote and to receive dividends and distributions with respect to such restricted stock. The terms of the restricted stock award provide that 25% of such award vests on the first anniversary of the grant date and 6.25% vests every three months thereafter, becoming fully vested on the fourth anniversary of the grant date. Pursuant to the applicable award agreement, all outstanding restricted stock awards will automatically vest immediately prior to our initial public offering and will become freely transferable shares of our Class A common stock.

In March and April 2014, we granted stock options under the 2011 Plan to certain of our employees and directors, including our named executive officers. Except as described below, the terms and conditions of the stock options granted to our named executive officers are substantially similar to the terms and conditions of the 2011 Plan, which is described in more detail below. The options granted to Messrs. Williams and Blackley generally vest in four equal installments on each of December 1, 2014, 2015, 2016 and 2017, and options granted to Mr. Wigginton generally vest in four equal installments on each of October 1, 2014, 2015, 2016 and 2017. Upon a termination of employment, the unvested portion of the option is forfeited and the unexercised vested portion of the option award must be exercised within six months (or one year in the case of death or disability) of the date of termination, provided that if the holder is terminated for cause, all outstanding options will immediately terminate. In addition to potential acceleration in the event of a Change in Control (as defined below under the 2011 Plan), any unvested options will automatically vest upon a Sale of the Company (as defined below), except that, in the event UPMC, The Advisory Board or TPG, each of which we refer to as a significant securityholder, acquires a majority of our stock or voting power in such sale, only those options that would have vested on the first vesting date following the sale will automatically accelerate vesting. “Sale of the Company” means (a) a transaction in which a person other than the company or one of our affiliates acquires from two or more significant securityholders all of our shares of Class A common stock or all the equity interests in Evolent Health LLC or otherwise acquires a majority of our shares of Class A common stock or a majority of the voting power of Evolent Health LLC; or (b) a sale of all or substantially all of the assets of our company and our subsidiaries.

In addition, in July and October 2014, we granted stock options under the 2011 Plan to certain of our employees (excluding our named executive officers) that generally vest over a four-year period from the grant date and have substantially similar terms to the options granted in April 2014. None of the stock options granted under the 2011 Plan will accelerate vesting in connection with our initial public offering.

Potential payments upon termination or change in control

Other than with respect to the restricted equity awards granted under the 2011 Plan, as described above, we do not have agreements with our named executive officers that provide for payments upon termination, retirement or in connection with a change in control of the company.

Director compensation

None of our directors received compensation for their service on our board of directors or any board committees in 2014. Norman Payson, M.D., one of our non-employee directors, received consulting fees and stock options in 2014 for services he provides to us through an entity that he controls in the amounts set forth in the table below. The compensation of our non-employee directors following the offering, if any, has not yet been determined.

Director	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total ($)
Norman Payson, MD	—	—	51,200	—	—	100,000	151,200

(1)	The amounts reported in this column represent the aggregate grant-date fair value of the stock options granted during 2014, as computed in accordance with ASC 718. For a further discussion of the assumptions used in the calculation of the grant-date fair values for the stock options pursuant to ASC 718, please see “Financial statements —Notes to financial statements— Note 10 Equity incentive plan” for the year ended December 31, 2014, included in this prospectus. The stock options were awarded to Dr. Payson for his services as a consultant, as described in detail below. As of December 31, 2014, after giving effect to the offering reorganization, Dr. Payson held 128,000 stock options, 32,000 of which were vested and exercisable.

(2)	The amounts reported in this column represent consulting fees paid to NCP, Inc., an entity controlled by Dr. Payson, under the terms of the consulting agreement between us and NCP, Inc., as discussed in detail below.

Narrative disclosure to the director compensation table

2014 consulting agreement with Norman Payson, M.D.

On March 12, 2014, we entered into a consulting agreement with NCP, Inc., a New Hampshire corporation that is controlled by Dr. Payson pursuant to which NCP, Inc. agreed to provide certain consulting and advisory services to us. The consulting agreement will remain in effect until either NCP, Inc. or we give notice of termination of the agreement for any reason. Pursuant to this consulting agreement, NCP, Inc. receives an annual fee of $200,000, payable in monthly installments, and reimbursement for reasonable out-of-pocket expenses incurred by NCP, Inc. in the performance of its duties under the consulting agreement. The fees payable under the consulting agreement are separate from, and in addition to, any compensation Dr. Payson may become entitled to receive as a member of our board of directors. In the event the consulting agreement is terminated, NCP, Inc. is entitled to receive only accrued and unpaid fees and reimbursement for any expenses incurred, in each case, through the date of termination. The consulting agreement also contains certain restrictive covenants, including confidentiality obligations that survive termination of the agreement and non-solicitation obligations that end 12 months following the termination of the consulting agreement, and assignment of intellectual property provisions.

In addition, in March 2014, after giving effect to the offering reorganization, we granted 128,000 stock options under the 2011 Plan to Dr. Payson for his services as a consultant. The stock options generally vest over a four-year period in four equal installments on each of December 11, 2014, 2015, 2016 and 2017 and have substantially similar terms to the other options granted in April 2014, as described above.

Compensation of directors following this offering

Following the completion of this offering, each of our non-employee directors will receive the following as compensation for services as a director: an annual cash retainer of $50,000 and an annual grant of restricted stock units with a grant-date fair value of $100,000. The equity awards granted to our directors will be made pursuant to our 2015 Omnibus Incentive Compensation Plan. In addition, our audit committee chairman will receive an additional annual cash retainer of $20,000, and the chairs of our compensation committee, our nominating and corporate governance committee and our compliance and regulatory affairs committee will each receive an additional annual cash retainer of $15,000. Certain of our non-employee directors have indicated that they may waive their rights to the foregoing compensation, and directors who are employees of our company or our subsidiaries will not receive compensation for their services as directors. Equity award grants for our non-employee directors in connection with the offering, if any, have not yet been determined.

Evolent Health Holdings, Inc. 2011 Equity Incentive Plan

We assumed the Evolent Health Holdings, Inc. 2011 Equity Incentive Plan, as amended, which we refer to as the 2011 Plan, in connection with the merger of Evolent Health Holdings, Inc., with and into Evolent Health, Inc. The 2011 Plan has been effective since August 31, 2011 and permits us to grant an array of equity-based and cash incentive awards to our directors, employees, including our named executive officers, and other service providers. The following is a summary of the material terms of the 2011 Plan and the awards outstanding under the 2011 Plan. The full text of the 2011 Plan will be included as an exhibit to the registration statement of which this prospectus is a part, and the following discussion is qualified in its entirety by reference to such text.

Summary of plan terms

Purpose.    The purpose of the 2011 Plan is to enhance our ability to attract and retain highly-qualified officers, non-employee members of the board of directors, key employees, consultants and advisors to serve us and to expend maximum effort to improve our business results and earnings, by providing to such persons an opportunity to acquire or increase a direct interest in our operations and future success.

Types of awards.    The 2011 Plan provides for the grant of options intended to qualify as incentive stock options, which we refer to as ISOs, under Section 422 of the Code, nonqualified stock options, which we refer to as NSOs, stock appreciation rights, which we refer to as SARs, restricted stock awards, restricted stock units, which we refer to as RSUs, and other stock-based and cash-based awards.

Administration.    The 2011 Plan is administered by our board of directors or such other committee our board designates to administer the 2011 Plan, which we refer to as the Committee. Subject to the terms of the 2011 Plan and applicable law, the Committee has full power and authority to (i) take actions and make determinations not inconsistent with the terms of the 2011 Plan that the Committee deems necessary or appropriate to the administration of the 2011 Plan, (ii) designate award recipients, (iii) determine the types of awards to grant, (iv) determine the number of shares to be covered by awards, (v) determine the terms and conditions of awards, including the price of any stock option, the duration of any restriction or condition relating to vesting, exercise, transfer or forfeiture of an award or the units subject thereto, (vi) prescribe the form of each award agreement and (vii) amend, modify or supplement the terms of any outstanding award including the authority to modify awards of foreign nationals or individuals employed outside the United States to recognize differences in local law, tax policy, or custom.

Shares available for awards.    Subject to adjustment as described below, we have reserved 9,141,268 shares of our Class A common stock for awards to be granted under the 2011 Plan. As of April 30, 2015, 8,807,640 shares have been issued and are outstanding or are subject to issuance with respect to awards outstanding, in each case, under the 2011 Plan. If an award expires or is canceled or forfeited, the shares covered by the award will again be available for issuance under the 2011 Plan. Substitute awards for an award of a business acquired by or combined with the company do not count against the number of shares reserved under the 2011 Plan. Shares tendered or withheld in payment of an exercise price or for withholding taxes also will again be available for issuance under the 2011 Plan.

Changes in capitalization.    In the event of any change in the shares of our Class A common stock, effected without receipt of consideration by the company, whether as result of a merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the company, or in the event of a payment of a dividend to our shareholders that has a material effect on the fair market value of our common stock, in order to prevent dilution or enlargement of the rights of award holders under the 2011 Plan, the Committee will make appropriate and proportionate adjustments of (i) the number and class of shares that thereafter may be made the subject of awards under the plan, (ii) the number and class of shares subject to outstanding awards and (iii) the exercise price of options and SARs and the purchase price per share of any outstanding awards. In the event a majority of outstanding shares of the same class subject to awards outstanding under the 2011 Plan are converted into, exchanged for, or otherwise become (whether or not pursuant to a change in control) shares of another corporation, the Committee may unilaterally amend outstanding awards to provide they are for such new shares. The Committee may make changes in the terms of any award to reflect changes in our capital structure or distributions as it deems appropriate.

Eligibility.    Any director, officer, employee or consultant (including any prospective director, officer, employee or consultant) of the company or any of our affiliates is eligible to participate in the 2011 Plan.

Stock options.    The Committee is permitted to grant both ISOs and NSOs under the 2011 Plan. The exercise price of a stock option may not be less than the fair market value (as defined in the 2011 Plan) of a share of our Class A common stock on the grant date. If the option is granted to a ten percent stockholder, the exercise price may not be less than 110% of the fair market value on the grant date. The Committee will determine the vesting schedule applicable to each award of options. Unless otherwise set forth in the applicable award agreement, each option will expire on the later of (i) the tenth anniversary of the date the options was granted (or the fifth anniversary in the case of a ten percent stockholders) and (ii) the date on which the participant who was holding the options ceased to be a director, officer, employee or consultant for us or one of our affiliates. The exercise price may be paid with cash (or its equivalent) or, to the extent provided in the applicable award agreement, through delivery of irrevocable instructions to a broker to sell shares of our Class A common stock or through the Company withholding shares of our Class A common stock otherwise deliverable upon exercise of the options.

Stock appreciation rights.    The Committee is permitted to grant SARs under the 2011 Plan. The exercise price of a SAR may not be less than the fair market value (as defined in the 2011 Plan) of a share of our Class A common stock on the grant date. Upon exercise of a SAR, the holder will receive cash or shares of our Class A common stock, as determined by the Committee, equal in value to the excess, if any, of the fair market value of a share of our Class A common stock on the date of exercise of the SAR over the exercise price of the SAR. Unless otherwise set forth in the applicable award agreement, each SAR will expire on the later of (i) the tenth anniversary of the date the SAR was granted and (ii) the date on which the participant who was holding the SAR ceased to be a director, officer, employee or consultant for us or one of our affiliates.

Restricted stock and restricted stock units.    The Committee is permitted to grant restricted stock and RSUs under the 2011 Plan. Restricted stock is an award of shares of our Class A common stock that are subject to restrictions on transfer and a substantial risk of forfeiture. An RSU is granted with respect to one share of our Class A common stock or has a value equal to the fair market value of one such share.

Upon the lapse of restrictions applicable to an RSU, the RSU will be paid in cash or stock, as determined by the Committee, or in accordance with the applicable award agreement. In connection with each grant of restricted stock, except as provided in the applicable award agreement, the holder would be entitled to the rights of a stockholder (including the right to vote and receive dividends) in respect of such restricted stock. Unless otherwise set forth in the applicable award agreement, a participant who holds RSUs will not have rights as a stockholder of the company.

Performance awards.    The Committee is permitted to grant performance awards under the 2011 Plan. Performance awards may be denominated in cash, stock, other awards or other property, as determined by the

Committee. In its discretion, the Committee sets performance goals which, depending on the extent to which they are met during a specified performance period, ranging from one to five years, will determine the number of performance awards that are earned and will be paid out to the participant. The Committee may use one or more business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions and may exercise its discretion to reduce the amounts payable under any award subject to performance conditions.

If a performance award is intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code, it will be contingent upon achievement of pre-established performance goals that are established within the first 90 days of the performance period. Payment, retention or vesting of the award is subject to achievement of a targeted level of performance of one or more of the following business criteria of the Company, on a consolidated basis, or any of its subsidiaries or business units: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre-or after-tax income (before or after allocation of corporate overhead and bonuses); net earnings, earnings per share; net income (before or after taxes); return on equity; total shareholder return; return on assets or net assets; appreciation in and/or maintenance of share price; market share; gross profits; earnings, including earnings before taxes, EBIT (earnings before interest and taxes) or EBITDA (earnings before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reduction in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels; operating margins; gross margins or cash margin; year-end cash; debt reductions; shareholder equity; regulatory performance; implementation, completion or attainment of measurable objectives with respect to research, development, products or projects and recruiting and maintaining personnel and any other business criteria established by the Committee.

Performance goals may be measured on an absolute or relative basis (relative to the performance of one or more comparable companies or indices). The Committee is permitted to adjust or modify the calculation of performance goals in the event of restructurings, discontinued operations, extraordinary items and other unusual non-recurring events.

Other stock-based awards.    The Committee is permitted to grant other stock-based awards, either alone or in conjunction with other awards granted under the 2011 Plan. Other stock-based awards may be granted in lieu of other cash or compensation or may be used in settlement of amounts payable in shares of our Class A common stock under any other compensation plan or arrangement of the company.

Termination of service.    The Committee will determine the effect of a termination of employment or service on outstanding awards, which may include accelerated vesting or termination of the award.

Change in control.    In the event of a Change in Control (as defined below), the Committee may provide for any one or more of the following: (a) accelerated vesting, exercisability and/or settlement of each outstanding award (or portion thereof), as it deems appropriate, upon conditions the Committee determines, including termination of employment prior to, upon, or following a Change in Control; (b) the surviving entity or parent thereof may assume or continue the rights and obligations under any outstanding award (or portion thereof) without the consent of the award holder, or may substitute each outstanding award (or portion thereof) with a substantially equivalent award in that entity’s stock and (c) cash-out any outstanding award (or portion thereof) in exchange for (i) cash, (ii) shares of our Class A common stock or shares of the other entity a party to the Change in Control or (iii) other property having a fair market value equal to that of the consideration received per share of our Class A common stock in the Change of Control, reduced by the exercise price of the award, if any.

For these purposes of the 2011 Plan, a “Change in Control” means the occurrence of any of the following events:

•	the acquisition, other than from the company, by any individual, entity or group (other than the company or any subsidiary or affiliate) of more than 50% of the combined voting power of then outstanding voting securities of the company;

•	reorganization, merger, consolidation or recapitalization of the company, following which the company’s stockholders hold 50% or less of the combined voting power of the surviving entity;

•	a complete liquidation of the company or a sale of all or substantially all of its assets; or

•	during any consecutive 24-month period, a change in the composition of a majority of the board of directors, as constituted on the first day of such period, that was not supported by a majority of the incumbent board of directors.

Amendment and termination.    Our board of directors may amend, suspend or terminate the 2011 Plan, subject to approval of our stockholders if required by the applicable stock exchange listing rules or by applicable law. No such amendment, suspension or termination of the plan that would materially impair the rights of a holder of an outstanding award may be taken without the holder’s consent. No amendment may reduce the exercise price of an option or SAR, reprice the option or SAR under GAAP or repurchase or cancel an option or SAR at a time when its exercise price is greater than the fair market value of the underlying shares, without the prior approval of stockholders.

Term.    No award may be granted under the 2011 Plan after August 31, 2021. Previously granted awards may extend beyond the termination date of the plan.

Evolent Health, Inc. 2015 Omnibus Incentive Compensation Plan

On May 1, 2015, our board of directors adopted the Evolent Health, Inc. 2015 Omnibus Incentive Compensation Plan (which we refer to as the 2015 Plan). The following summary describes the material terms of the 2015 Plan.

The full text of the 2015 Plan is set forth in Exhibit 10.9 to this prospectus, and the following discussion is qualified in its entirety by reference to such text.

Summary of Plan Terms

Purpose.    The purpose of the 2015 Plan is to promote the interests of the company and our stockholders by attracting and retaining exceptional directors, officers, employees and consultants and to enable such individuals to participate in the long-term growth and financial success of the company.

Administration.    The 2015 Plan is administered by the compensation committee of our board of directors, which we refer to as the Committee. Subject to the terms of the 2015 Plan and applicable law, the Committee has the sole authority to administer the 2015 Plan, including but not limited to: (i) take actions and make determinations that it deems necessary or desirable for the administration of the plan, (ii) designate award recipients, (iii) determine the type of awards, (iv) determine the number of shares or dollar value to be covered by awards, (v) determine the terms and conditions of awards, (vi) determine the vesting schedules of awards, subject to a minimum vesting period of 12 months (except for an unrestricted pool of 300,000 shares and performance–based awards), and establish performance criteria for awards and determine whether, and to what extent, the performance criteria have been attained, (vii) determine the methods by which and to what extent awards may be settled, exercised, canceled, forfeited or suspended and determine whether awards may be exercised or settled in cash, shares, other securities or other awards, (viii) determine whether, to what extent, and under what circumstances cash, shares, other securities, other awards or other property will be deferred, (ix) interpret or reconcile any inconsistency in and correct any default in the 2015 Plan, (x) establish, amend, suspend or waive rules and regulations and appoint agents as it deems appropriate for proper administration of the 2015 Plan, (xi) accelerate the vesting or exercisability of, payment for, or lapse of restrictions on, awards and (xii) amend an outstanding award or grant a replacement award if it determines the tax consequences of the award differ from the consequences expected to occur or changes to tax law or regulations permit awards to be granted that have more favorable tax consequences than initially anticipated.

Eligibility.    Any director, officer, employee or consultant (including any prospective director, officer, employee or consultant) of the company or any of our affiliates (including Evolent Health LLC), is eligible to participate in the 2015 Plan.

Types of awards.    The 2015 Plan provides for the grant of options intended to qualify as incentive stock options, which we refer to as ISOs, under Section 422 of the Code, nonqualified stock options, which we refer to as NSOs, stock appreciation rights, which we refer to as SARs, restricted stock awards, restricted stock units, which we refer to as RSUs, performance compensation awards (intended to qualify as “performance-based compensation” under Section 162(m) of the Code), performance units, cash incentive awards and other stock-based awards.

Shares available for awards.    Subject to adjustment as described below, an aggregate of 6,000,000 shares of our Class A common stock will be available to be delivered pursuant to awards granted under the 2015 Plan. Each share with respect to any share-based award will reduce the aggregate number of shares available by one share. If an award is forfeited, or otherwise expires, terminates or is canceled without delivery of shares, or is settled other than wholly by delivery of shares, the shares covered by the award that were not issued will again be available for issuance under the 2015 Plan. Shares tendered or withheld in payment of an exercise price or for withholding taxes of an award will not again be available for issuance under the 2015 Plan. In addition, if SARs are settled in shares upon exercise, the total number of shares subject to the award rather than the number of shares actually issued upon exercise will be counted against the number of shares available for issuance under the 2015 Plan.

In addition, awards will be subject to limitations as follows:

•	no participant may be granted awards intended to qualify as “performance-based compensation” under Section 162(m) of the Code in excess of 5,000,000 shares in the aggregate or cash and other property in excess of $5,000,000, in each case, in any fiscal year;

•	each non-employee director may not be granted awards in the aggregate for more than 500,000 shares in the aggregate or cash and other property in excess of $500,000, in each case, in any fiscal year; and

•	the maximum number of shares available for granting ISOs is 6,000,000 shares.

Changes in capitalization.    In the event of any extraordinary dividend or distribution (whether in cash, shares, other securities or other property), recapitalization, rights offering, stock split, reverse stock split, split-up or spin-off affecting the shares of our Class A common stock, the Committee will equitably adjust any or all of (i) the number and class of shares that thereafter may be made the subject of awards under the plan (including the share limit, the ISO limit, and the annual individual share limit) and (ii) the terms of any outstanding award, including the exercise price and the number or kind of shares or other securities of the company or other property subject to outstanding awards.

In the event the Committee determines that any reorganization, merger, consolidation, combination, repurchase or exchange of shares or other securities of the company, issuance of warrants or other rights to purchase shares or other securities of the company, or other similar corporate transaction or event affects the shares, including any change of control of the company (as defined below), the Committee, in its discretion, may be permitted to (i) make the equitable adjustments described above, (ii) make a cash payment to award holders in exchange for the cancellation of the award (including, in the case of options and SARs, the excess of the fair market value (as defined in the 2015 Plan) over the exercise price) and (ii) cancel and terminate without payment any option or SAR having a per-share exercise price greater than or equal to the fair market value of the shares subject to the award, in each case, as it deems appropriate or desirable.

Stock options.    The Committee is permitted to grant both ISOs and NSOs under the 2015 Plan. The exercise price of a stock option may not be less than 100% of the fair market value of a share of our Class A common stock on the grant date. If the option is granted to a ten percent stockholder, the exercise price may not be less than 110% of the fair market value on the grant date. Each option will become vested or exercisable under such terms as the Committee provides in its discretion, specified in the applicable award agreement or thereafter, subject to the minimum 12-month vesting period. Unless otherwise set forth in the applicable award agreement, each option will expire upon the earlier of (i) the tenth anniversary of the date the option is granted and (ii) three months after the date the participant who is holding the option ceases to be a director, officer, employee or consultant for us or one of our affiliates. The exercise price may be paid in cash, or in the Committee’s sole discretion, shares of common stock, by having the company withhold shares from shares of common stock otherwise issuable, or through any other method approved by the Committee.

Stock appreciation rights.    The Committee is permitted to grant SARs under the 2015 Plan. The exercise price of a SAR may not be less than the fair market value of a share of our Class A common stock on the grant date. Each SAR will become vested or exercisable under such terms as the Committee provides in its discretion, specified in the applicable award agreement or thereafter. Upon exercise of a SAR, the holder will receive cash or shares of our Class A common stock, as determined by the Committee, equal in value to the excess, if any, of the fair market value of a share of our Class A common stock on the date of exercise of the SAR over the exercise price of the SAR. Unless otherwise set forth in the applicable award agreement, each SAR will expire on the earlier of (i) the tenth anniversary of the date the SAR is granted and (ii) three months after the date on which the participant who is holding the SAR ceases to be a director, officer, employee or consultant for us or one of our affiliates.

Restricted stock and restricted stock units.    The Committee is permitted to grant restricted stock and RSUs under the 2015 Plan. Restricted stock is an award of shares of our Class A common stock that is subject to restrictions on transfer and a substantial risk of forfeiture. The terms and conditions of any restricted stock award will be determined by the Committee and set forth in the applicable award agreement. An RSU is granted with respect to one share of our Class A common stock or has a value equal to the fair market value of one such share. RSUs may be paid in cash, shares of common stock, other securities, other awards or other property, as determined in the sole discretion of the Committee, or as set forth in the applicable award agreement. Each award of restricted stock or RSUs will become vested under such terms as the Committee provides in its discretion, specified in the applicable award agreement or thereafter, subject to the minimum 12-month vesting period. If an award of restricted stock or RSU is intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the requirements described below in “Performance compensation awards” are required to be satisfied in order for such award to be granted or vest. Except as provided in the applicable award agreement, the participant is entitled to the rights of a stockholder (including the right to vote) in respect of an award of restricted stock.

Performance compensation awards.    The Committee is permitted to designate any award (other than stock options and SARs) as a performance compensation award in order for the award to qualify as “performance-based compensation” under Section 162(m) of the Code. Awards designated as performance compensation awards are subject to the following requirements:

•	Recipients of performance compensation awards. The Committee will, in its sole discretion, designate within the first 90 days of a performance period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code) the participants who will be eligible to receive performance compensation awards in respect of such performance period. The Committee will also determine the length of performance periods, the types of awards to be issued, the performance criteria that would be used to establish the performance goals, the kinds and levels of performance goals and any objective performance formula used to determine whether a performance compensation award has been earned for the performance period.

•	Performance criteria applicable to performance compensation awards. The performance criteria will be limited to the following: net sales; revenue; operating income (before or after taxes); return on equity; total shareholder return; return on assets or net assets; appreciation in and/or maintenance of, share price; market share; gross profits; earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reduction in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels; operating margins; gross margins or cash margin; year-end cash; debt reductions; shareholder equity; regulatory performance; implementation, completion or attainment of measurable objectives with respect to research, development, products or projects; recruiting and maintaining personnel, objective measures of productivity or operating efficiency; product pricing targets; combined ratio; operating ratio; leverage ratio; credit rating; borrowing levels; level or amount of acquisitions; enterprise value; book, economic book or intrinsic book value (including book value per share) and customer satisfaction survey results. These performance criteria are permitted to be applied on an absolute basis or relative to one or more peer companies or indices or any combination thereof or, if applicable, computed on an accrual or cash accounting basis. The performance goals and periods may vary from participant to participant and from time to time. To the extent required under Section 162(m) of the Code, the Committee will, within the first 90 days of the applicable performance period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code), define in an objective manner the method of calculating the performance criteria it selected to use for the performance period.

•	Modification of performance goals. The Committee is permitted to adjust or modify the calculation of performance goals for a performance period in the event of, in anticipation of, or in recognition of, any unusual or extraordinary corporate item, transaction, event or development or any other unusual or nonrecurring events affecting the company, any of its affiliates, subsidiaries, divisions or operating units (to the extent applicable to such performance goal) or its financial statements or the financial statements of any of its affiliates, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles, law or business conditions, so long as that adjustment or modification does not cause the performance compensation award to fail to qualify as “performance-based compensation” under Section 162(m) of the Code.

•	Requirements to receive payment for 162(m) awards. Except as otherwise permitted by Section 162(m) of the Code, in order to be eligible for payment in respect of a performance compensation award for a particular performance period, participants are required to be employed by us on the last day of the performance period, the performance goals for such period are required to be satisfied and certified by the Committee and the performance formula must determine that all or some portion of the performance compensation award has been earned for such period.

•	Negative discretion. The Committee is permitted to, in its sole discretion, reduce or eliminate the amount of a performance compensation award earned in a particular performance period, even if applicable performance goals have been attained and without regard to any employment agreement between us and a participant.

•	Limitations on Committee discretion. Except as otherwise permitted by Section 162(m) of the Code, in no event may any discretionary authority granted to the Committee under the 2015 Plan be used to grant or provide payment in respect of performance compensation awards for which performance goals have not been attained, increase a performance compensation award for any participant at any time after the first 90 days of the performance period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code) or increase a performance compensation award above the maximum amount payable under the underlying award.

•	Form of payment. Performance compensation awards (other than restricted shares, RSUs and other stock-based awards) may be in cash or in restricted stock, RSUs or fully vested shares of equivalent value and will be paid on the terms determined by the Committee in its discretion. Any shares of restricted stock or RSUs will be subject to the terms of the 2015 Plan or any successor equity compensation plan and any applicable award agreement. The number of shares of restricted stock, RSUs or fully vested shares that is equivalent in value to a particular dollar amount will be determined in accordance with a methodology specified by the Committee within the first 90 days of a plan year (or, if shorter, the maximum period allowed under Section 162(m) of the Code).

Performance units.    The Committee is permitted to grant performance units under the 2015 Plan. Each performance unit will have an initial value that is established by the Committee at the time of grant. The terms and conditions of any performance unit will be determined by the Committee, subject to the terms of the 2015 Plan, and set forth in the applicable award agreement. The Committee is permitted to pay earned performance units in the form of cash or in shares of our common stock (or in a combination thereof) that have an aggregate fair market value (as defined in the 2015 Plan) equal to the value of the earned performance units at the close of the applicable performance period. If a performance unit is intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the requirements described above in “Performance compensation awards” are required to be satisfied.

Cash incentive awards.    The Committee is permitted to grant cash incentive awards under the 2015 Plan. Cash inventive awards will be paid in cash and calculated without reference to the fair market value of a share of our Class A common stock. Each cash incentive award will have an initial value that is established by the Committee at the time of grant. The Committee may set performance goals or other payment conditions in its discretion, which will determine the amount and/or value of the cash incentive award that will be paid to the participant. If a cash incentive award is intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the requirements described above in “Performance compensation awards” are required to be satisfied.

Other stock-based awards.    The Committee is permitted to grant other equity or equity-based awards, including deferred share awards (an unsecured promise to deliver shares of our common stock or cash in accordance with the applicable award agreement), fully-vested shares or otherwise. If such an award is intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the requirements described above in “Performance compensation awards” are required to be satisfied.

Change of control.    In the event of a Change of Control (as defined below), unless otherwise provided pursuant to an award agreement, all awards granted under the 2015 Plan that are outstanding and unvested immediately prior to the Change of Control will remain outstanding and unvested, provided that, if within 12 months following a Change of Control, a participant’s employment or services with the company and our affiliates is terminated without Cause (as defined below), the following would automatically occur as of the date of such termination: (a) acceleration of vesting or exercisability of options and SARs, (b) acceleration of vesting of performance-based awards (including cash-incentive awards and performance units) designated as performance compensation awards and the awards will be paid out pro rata at target levels as soon as practicable and (c) acceleration of vesting and exercisability and the lapse of restrictions on all other outstanding awards and the awards would be paid out as soon as practicable.

Unless otherwise provided pursuant to an award agreement for purposes of the 2015 Plan, a Change of Control is defined to mean any of the following events, generally:

•	during any period of 24 consecutive months, a change in the composition of a majority of the board of directors, as constituted on the first day of such period, that was not supported by a majority of the incumbent board of directors or made pursuant to the stockholders agreement with TPG, UPMC and The Advisory Board;

•	consummation of certain mergers or consolidations of the company or a sale or other disposition of all or substantially all of the company’s assets to an unaffiliated entity, following which the company’s stockholders hold 50% or less of the combined voting power of the surviving entity;

•	stockholder approval of a complete liquidation or dissolution of the company;

•	acquisition by any individual, entity or group of beneficial ownership of more than 50% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors.

Although award agreements may provide for a different definition of Change of Control than is provided for in the 2015 Plan, except in the case of a transaction described in the third bullet above, any definition of Change of Control set forth in any award agreement must provide that a change of control will not occur until consummation or effectiveness of a Change in Control of the company, rather than upon the announcement, commencement, stockholder approval or other potential occurrence of any event or transaction that, if completed, would result in a Change in Control of the company.

Unless otherwise provided pursuant to an award agreement or an individual employment or services agreement for purposes of the 2015 Plan, Cause is defined to mean, generally, a participant’s:

•	failure to perform his or her material duties to the company;

•	misappropriation of a material business opportunity of the company or of any company funds or property;

•	conviction of, indictment for, or entering a guilty plea or a plea of no contest to a felony or any other crime involving dishonesty or theft of property;

•	commission of an act of sexual harassment in violation of applicable law;

•	use of illegal drugs or abuse of controlled substances or alcohol, which in the case of alcohol use, interferes with the participant’s job responsibilities or reflects negatively upon the integrity or reputation of the company; or

•	breach of the terms of any employment agreement, restrictive covenant agreement or other material agreement with the company.

For purposes of the definition of Cause, references to the company includes any of our subsidiaries or affiliates.

Amendment and termination.    Our board of directors is permitted to amend, suspend or terminate the 2015 Plan, subject to approval of our stockholders if required by the applicable stock exchange listing rules or by applicable law. No such amendment, suspension or termination of the 2015 Plan may materially impair the rights of a holder of an outstanding award without the holder’s consent. No amendment may reduce the exercise price of an option or SAR, reprice the option or SAR under GAAP or repurchase or cancel an option or SAR at a time when its exercise price was greater than the fair market value of the underlying shares, without the prior approval of stockholders.

Term.    The 2015 Plan became effective as of May 1, 2015, the date of its adoption by our board of directors. No award may be granted under the 2015 Plan after the tenth anniversary of the date the 2015 Plan was adopted by our board of directors. Previously granted awards are permitted to extend beyond the termination date of the 2015 Plan.

New Awards under the 2015 Plan and 2011 Plan.    Immediately following pricing of this offering, we expect to grant to certain of our executive officers initial equity awards in the form of stock options and restricted stock units pursuant to the 2015 Plan, with an aggregate grant-date value of no more than $1,500,000, of which an aggregate grant-date value of no more than $400,000 will be granted to Mr. Wigginton. The number of shares underlying the stock option or restricted stock unit granted to the executive officers will be determined by dividing the grant-date value by the fair market value (as defined in the 2015 Plan) of one share of our common stock on the date of grant. We expect the equity awards to vest in four equal installments on each anniversary of the grant date, subject to the executive’s continued employment through such date and the consummation of this offering. Other than Mr. Wigginton, no other named executive officer will receive equity awards in connection with this offering. In lieu of awards made in connection with this offering, in February 2015, after giving effect to the offering reorganization, our compensation committee approved the grant of 340,000 and 200,000 stock options to Messrs. Williams and Blackley, respectively, under the 2011 Plan. The options granted to Messrs. Williams and Blackley generally vest in two equal installments on the third and fourth anniversaries of the date of grant and otherwise have substantially similar terms to the other options granted under the 2011 Plan and described in more detail above.

Certain relationships and related transactions

In addition to the compensation arrangements with directors and executive officers described under “Executive compensation”, the following is a description of each transaction that has occurred this year or during our last three fiscal years, and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or any member of their immediate family or person sharing their household had or will have a direct or indirect material interest.

Proposed transactions with Evolent Health, Inc.

In connection with the offering reorganization, we will engage in certain transactions with entities controlled by TPG, UPMC and The Advisory Board, each of which is, and will remain following this offering, a beneficial owner of 5% or more of our voting securities through ownership of shares of our Class A common stock or Class B common stock. These transactions are described in detail below and under “The reorganization of our corporate structure”.

Third amended and restated operating agreement of Evolent Health LLC

Following the offering reorganization and this offering, we will operate our business through Evolent Health LLC. The operations of Evolent Health LLC, and the rights and obligations of its members will be governed by the third amended and restated operating agreement of Evolent Health LLC. We will serve as sole managing member of Evolent Health LLC. As such, we will control its business and affairs and will be responsible for the management of its business.

The third amended and restated operating agreement of Evolent Health LLC will establish two classes of equity: Class A common units and Class B common units. Class A common units may be issued only to us as the sole managing member of Evolent Health LLC. Class B common units may be issued only to persons or entities we permit which, immediately following the completion of this offering, will be TPG, The Advisory Board and one of our other existing investors. For a description of the third amended and restated operating agreement of Evolent Health LLC and the rights provided to holders of Class A common units and Class B common units thereunder, see “The reorganization of our corporate structure—Third amended and restated operating agreement of Evolent Health LLC”. Prior to the completion of this offering, we and our existing investors were a party to the second amended and restated operating agreement, which governed the rights and obligations of Evolent Health LLC and its investors with respect to various matters, including those relating to capital contributions, voting rights and management and control.

Exchange agreement

We will enter into an exchange agreement with the existing holders of Class B common units, including The Advisory Board, TPG and one of our other existing investors. Pursuant to and subject to the terms of the exchange agreement and the third amended and restated operating agreement of Evolent Health LLC, holders of Class B common units, at any time and from time to time, may exchange one or more Class B common units, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock on a one-for-one basis. The amount of Class A common stock issued or conveyed will be subject to equitable adjustments for stock splits, stock dividends and reclassifications. For a description of the exchange agreement, see “The reorganization of our corporate structure—Third amended and restated operating agreement of Evolent Health LLC—Exchange agreement”.

Tax receivables agreement

This offering is not anticipated to result in an increase in the tax basis in our share of the tangible and intangible assets of Evolent Health LLC. However, subsequent exchanges of Class B common units, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock, are expected to increase our tax basis in our share of Evolent Health LLC’s tangible and intangible assets. These increases in tax basis are expected to increase our depreciation and amortization deductions and create other tax benefits and therefore may reduce the amount of tax that we would otherwise be required to pay in the future. In addition, certain net operating losses of Evolent Health Holdings, Inc. and an affiliate of TPG will be available as a result of the offering reorganization. See “The reorganization of our corporate structure”.

In connection with this offering, we will enter into the tax receivables agreement with the current holders of Class B common units and certain of our other current investors. The agreement will require us to pay to such holders 85% of the cash savings, if any, in U.S. federal, state and local and foreign income tax we realize as a result of any deductions attributable to future increases in tax basis following the exchanges described above (calculated assuming that any post-offering transfer of Class B common units (other than the exchanges) had not occurred), or deductions attributable to imputed interest or future increases in tax basis following payments made under the tax receivables agreement.

The tax receivables agreement will also require us to pay to such holders 85% of the amount of the cash savings, if any, in U.S. federal, state and local and foreign income tax that we realize as a result of the utilization of the net operating losses of Evolent Health Holdings, Inc. and the affiliate of TPG attributable to periods prior to this offering, as well as deductions attributable to imputed interest on any payments made under the tax receivables agreement.

The obligations under the tax receivables agreement will be our obligations and not obligations of Evolent Health LLC. For a description of the tax receivables agreement, see “The reorganization of our corporate structure—Tax receivables agreement”.

Stockholders’ agreement

In connection with this offering, we intend to enter into a stockholders’ agreement with TPG, UPMC and The Advisory Board. The stockholders’ agreement will contain provisions related to the composition of our board of directors, the committees of our board of directors and our corporate governance. Under the stockholders’ agreement, TPG, UPMC and The Advisory Board will be entitled to nominate a majority of the members of our board of directors. In addition, TPG, UPMC and The Advisory Board will agree in the stockholders’ agreement to vote for each other’s board nominees. See “The reorganization of our corporate structure—Stockholders’ agreement”.

Registration rights agreement

In connection with this offering, we intend to enter into a registration rights agreement with TPG, UPMC, The Advisory Board and one of our other existing investors to register for sale under the Securities Act shares of our Class A common stock, including those delivered in exchange for Class B common units in the circumstances described above. Subject to certain conditions and limitations, this agreement will provide customary demand, piggyback and shelf registration rights to such investors. See “The reorganization of our corporate structure—Registration rights agreement”.

Other relationships

Master Investors’ Rights Agreement

On January 6, 2014, Evolent Health LLC and Evolent Health Holdings, Inc. entered into the MIRA, with TPG, UPMC, The Advisory Board and certain other existing investors. Pursuant to the MIRA, each of TPG, UPMC and The Advisory Board are entitled to designate two persons to the board of directors of each of Evolent Health LLC and Evolent Health Holdings, Inc. TPG has designated Matthew Hobart, UPMC has designated Diane Holder and David Farner, and The Advisory Board has designated Robert Musslewhite and Michael Kirshbaum. The parties to the MIRA also are entitled to registration rights, drag along rights, rights to future stock issuances and certain information rights. In addition, the MIRA prohibits the transfer by TPG, UPMC or The Advisory Board of units or shares in each of Evolent Health LLC and Evolent Health Holdings, Inc. to certain transferees. We expect that the MIRA will be terminated prior to the completion of this offering and replaced by the stockholders’ agreement described above. See “—Stockholders’ agreement”.

Consulting agreement

On March 12, 2014, we entered into a consulting agreement with NCP, Inc., which is an entity controlled by a member of our board of directors, Norman Payson, M.D., pursuant to which NCP, Inc. agreed to provide certain consulting and advisory services to us. Pursuant to this consulting agreement, NCP, Inc. receives an annual fee of $200,000.

Commercial agreements with certain investors

As described below, Evolent Health LLC is a party to various commercial agreements with UPMC, which will beneficially own approximately 38.5% of our outstanding Class A common stock following this offering, and The Advisory Board, which will beneficially own approximately 16.7% of our outstanding Class A common stock and approximately 29.7% of our outstanding Class B common stock following this offering.

Services, reseller and non-competition agreements

In connection with its formation, Evolent Health LLC entered into the UPMC Reseller Agreement, pursuant to which UPMC appointed Evolent Health LLC as the non-exclusive reseller of certain UPMC services, including TPA, PBM and other services. The UPMC Reseller Agreement includes certain regional non-compete provisions, including provisions that prohibit Evolent Health LLC from contracting with third parties to provide certain TPA services for a certain time period. The UPMC Reseller Agreement also restricts UPMC’s right to sell certain products and services to certain Evolent Health LLC partners and certain prospective partners. Additionally, the UPMC Reseller Agreement provides for adjustment of UPMC’s ownership in Evolent Health LLC by issuing UPMC additional common units in Evolent Health LLC in the event that UPMC does not recognize certain levels of revenue from the efforts of Evolent Health LLC in the 48-month period between August 31, 2011 and August 31, 2015. We currently expect, but cannot guarantee, that such levels of revenue will be achieved and that UPMC will not be entitled to any additional common units in Evolent Health LLC. UPMC and Evolent Health LLC have agreed to indemnify each other for any losses, including those relating to material breach of the UPMC Reseller Agreement. Each of UPMC and Evolent Health LLC may terminate the UPMC Reseller Agreement for cause, subject to a specified notice period. We had expenses attributable to UPMC of $6.8 million, $3.4 million, $14.5 million, $1.9 million and $0.6 million under the UPMC Reseller Agreement during the three months ended March 31, 2015 and 2014, fiscal 2014, fiscal 2013 and fiscal 2012, respectively.

In connection with its formation, Evolent Health LLC also entered into The Advisory Board Reseller Agreement, pursuant to which The Advisory Board has the right of first offer to provide certain services to Evolent Health

LLC and Evolent Health LLC’s partners, including physician practice management consulting, services to optimize or implement a partner’s EMR system and clinical documentation improvement services. The Advisory Board Reseller Agreement does not preclude Evolent Health LLC from offering and providing these services directly to its partners, subject to The Advisory Board’s right of first offer and certain non-competition provisions. The non-competition provision of The Advisory Board Reseller Agreement prohibits Evolent Health LLC from promoting, marketing, offering or selling, among other things, certain unbundled technology solutions, consulting services unless reasonably expected to lead to a long-term services contract or be part of a Blueprint engagement, or certain other services that are substantially similar to or competitive with certain Advisory Board services. Accordingly, that agreement prohibits us from selling software or technology services on a standalone basis, but permits us to sell such services if they are part of an integrated offering to our partners and such services account for no more than 50% of the aggregate revenue attributable to our partner during the term of the contract. See “Risks relating to our business and industry—Exclusivity and right of first refusal clauses in some of our partner and founder contracts may prohibit us from partnering with certain other providers in the future, and as a result may limit our growth.” The non-competition provision also prohibits The Advisory Board from offering certain products substantially similar to those offered by Evolent Health LLC to certain of our partners or prospective partners. In addition, The Advisory Board Reseller Agreement requires Evolent Health LLC to pay The Advisory Board specified fees in the event that a client of The Advisory Board terminates or fails to renew its contract with The Advisory Board and, within six months of such termination or non-renewal, begins using services or technology from Evolent Health LLC that makes The Advisory Board products or services redundant in a material respect, subject to certain exceptions. The Advisory Board Reseller Agreement also requires Evolent Health LLC and The Advisory Board to pay each other fees if either party refers new customers to the other party, subject to certain conditions and limitations. Evolent Health LLC must provide these referred customers with certain services for a specified minimum period of no less than two years and guarantees the payment of certain fees to The Advisory Board for each year the referred customer receives The Advisory Board services. The Advisory Board and Evolent Health LLC have agreed to indemnify each other for any losses, including those relating to material breach of The Advisory Board Reseller Agreement. Each of The Advisory Board and Evolent Health LLC may terminate The Advisory Board Reseller Agreement for cause, subject to a specified notice period. We had expenses attributable to The Advisory Board of $0.2 million, less than $0.1 million $0.2 million, $0.8 million and $0.4 million under The Advisory Board Reseller Agreement during the three months ended March 31, 2015 and 2014, fiscal 2014, fiscal 2013 and fiscal 2012, respectively.

License agreements

In connection with its formation, Evolent Health LLC entered into the UPMC IP Agreement, pursuant to which UPMC granted Evolent Health LLC a license to certain intellectual property, subject to certain time and use limitations, in exchange for its equity interest in Evolent Health LLC. UPMC and Evolent Health LLC have agreed to indemnify each other for any losses including those relating to material breach of the UPMC IP Agreement. The UPMC IP Agreement will terminate if we are acquired by specified entities, including certain competitors of UPMC, or upon material breach of the license granted therein.

In connection with its formation, Evolent Health LLC also entered into the UPMC Technology Agreement, pursuant to which UPMC granted to Evolent Health LLC a license to use and sublicense a technology platform developed by UPMC which enables the sharing of key, actionable information among hospitals, clinicians, health plan and other healthcare resources, subject to certain time and use limitations, in exchange for its equity interest in Evolent Health LLC. UPMC and Evolent Health LLC have agreed to indemnify each other for any losses including those relating to material breach of the UPMC Technology Agreement. The UPMC Technology Agreement will terminate if we are acquired by specified entities, including certain competitors of UPMC, or upon material breach of the license granted therein.

In addition, in connection with its formation, Evolent Health LLC entered into The Advisory Board IP Agreement, pursuant to which The Advisory Board granted Evolent Health LLC a license to use, reproduce, modify and access a business plan and operating model designed and created by The Advisory Board for Evolent Health LLC, in exchange for its equity interest in Evolent Health LLC. The Advisory Board IP Agreement also grants Evolent Health LLC access to certain analysis, data and proprietary information of The Advisory Board, and provides Evolent Health LLC with a membership in The Advisory Board’s healthcare industry program, access to key Advisory Board personnel and assistance in its promotion and sales efforts. The Advisory Board and Evolent Health LLC have agreed to indemnify each other for any losses including those relating to material breach of The Advisory Board IP Agreement. The Advisory Board IP Agreement will terminate upon material breach of the license granted therein.

Other transactions

We had expenses attributable to The Advisory Board in an amount equal to approximately $0.2 million, less than $0.1 million, $0.2 million, $0.8 million and $0.4 million for leadership training and other education services during the three months ended March 31, 2015 and 2014, fiscal 2014, fiscal 2013 and fiscal 2012, respectively.

We had expenses attributable to UPMC in an amount equal to approximately $6.8 million, $3.4 million, $14.5 million, $1.9 million and $0.6 million for certain information technology hosting services relating to our Identifi® platform during the three months ended March 31, 2015 and 2014, fiscal 2014, fiscal 2013 and fiscal 2012, respectively.

From time to time, we have engaged in equity and debt financing transactions with our existing investors, including TPG, UPMC and The Advisory Board. For more information, see the notes to the audited annual financial statements of each of Evolent Health LLC and Evolent Health Holdings, Inc. included elsewhere in this prospectus.

Indemnification of directors and officers

Our amended and restated bylaws will provide that we will indemnify and advance expenses to our directors and officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty, except as otherwise prohibited under the DGCL.

We intend to enter into customary indemnification agreements with each of our directors and officers. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification and expense reimbursement, to the fullest extent permitted under the DGCL. Our indemnification agreements will also require us to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the indemnification agreements are not exclusive.

There is no pending litigation or proceeding involving any of our directors or officers to which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or officer.

Policies and procedures for related party transactions

Our board of directors will adopt a written related person transaction policy, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant and a related person had or will have a direct or indirect material interest, as determined by the audit committee of our board of directors, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, and indebtedness, guarantees of indebtedness or employment by us of a related person. In reviewing any such proposal, our audit committee will be tasked to consider all relevant facts and circumstances, including the commercial reasonableness of the terms, the benefit or perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person.

All related party transactions described in this section occurred prior to adoption of this policy and, as such, these transactions were not subject to the approval and review procedures set forth in the policy.

Principal stockholders

The following table sets forth information regarding beneficial ownership of our Class A common stock and Class B common stock as of May 25, 2015, after giving effect to the offering reorganization described under “The reorganization of our corporate structure”, by:

•	each person whom we know to own beneficially more than 5% of our Class A common stock or Class B common stock;
•	each of the directors and named executive officers individually; and
•	all directors and executive officers as a group.

The number of shares of Class A common stock outstanding after this offering includes 10,000,000 shares of Class A common stock being offered for sale by us in this offering and assumes no exercise of the underwriters’ over-allotment option. The percentage of beneficial ownership for the following table is based on 28,226,748 shares of Class A common stock and 17,524,596 shares of Class B common stock outstanding immediately prior to the initial public offering, and 38,226,748 shares of Class A common stock and 17,524,596 shares of Class B common stock outstanding after the completion of this offering and assumes no exercise of the underwriters’ over-allotment option. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of our Class A common stock subject to options currently exercisable or exercisable within 60 days of May 25, 2015, are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Class A common stock or Class B common stock.

	Shares of Class A common stock beneficially owned	Percentage of shares of Class A common stock beneficially owned		Shares of Class B common stock beneficially owned	Percentage of shares of Class B common stock beneficially owned		Total voting power after offering
Name of beneficial owner		Before offering	After offering		Before offering	After offering

Named executive officers and directors:
Frank Williams(1)	1,372,140	4.8%	3.6%	—	—	—	2.5%
Seth Blackley(2)	914,760	3.2%	2.4%	—	—	—	1.6%
Cynthia Cann(3)	—	—	—	—	—	—	—
Nicholas McGrane(4)	—	—	—	—	—	—	—
Tom Peterson(5)	398,475	1.4%	1.0%	—	—	—	0.7%
Gary Piefer, MD	198,000	0.7%	0.5%	—	—	—	0.4%
Chad Pomeroy(6)	319,275	1.1%	0.8%	—	—	—	0.6%
Dave Thornton(7)	106,425	0.4%	0.3%	—	—	—	0.2%
Jonathan Weinberg(8)	32,000	0.1%	0.1%	—	—	—	0.1%
Steve Wigginton(9)	171,320	0.6%	0.4%	—	—	—	0.3%
David Farner(10)	—	—	—	—	—	—	—
Matthew Hobart(11)	—	—	—	—	—	—	—
Diane Holder(12)	—	—	—	—	—	—	—
Michael Kirshbaum(13)	—	—	—	—	—	—	—
Robert Musslewhite(14)	—	—	—	—	—	—	—
Norman Payson, MD(15)	32,000	0.1%	0.1%	1,283,044	7.2%	7.2%	2.4%

All directors and executive officers as a group (sixteen people)	3,544,395	12.4%	9.2%	1,283,044	7.2%	7.2%	8.8%

Greater than 5% Stockholders:
TPG Funds(16)	2,384,636	8.4%	6.2%	11,289,668	64.4%	64.4%	24.5%
UPMC(17)	14,726,172	52.2%	38.5%	—	—	—	26.4%
The Advisory Board Company(18)	6,382,408	22.6%	16.7%	5,208,688	29.7%	29.7%	20.8%
Ptolemy Capital, LLC(19)	25,628	0.1%	0.1%	1,026,240	5.9%	5.9%	1.9%

(1)	Includes 184,140 shares of Class A common stock underlying options that are currently exercisable or exercisable within 60 days of May 25, 2015.

(2)	Includes 122,760 shares of Class A common stock underlying options that are currently exercisable or exercisable within 60 days of May 25, 2015.

(3)	No shares of Class A common stock underlying options are currently exercisable or exercisable within 60 days of May 25, 2015.

(4)	No shares of Class A common stock underlying options are currently exercisable or exercisable within 60 days of May 25, 2015.

(5)	Includes 51,975 shares of Class A common stock underlying options that are currently exercisable or exercisable within 60 days of May 25, 2015.

(6)	Includes 22,275 shares of Class A common stock underlying options that are currently exercisable or exercisable within 60 days of May 25, 2015.

(7)	Includes 7,425 shares of Class A common stock underlying options that are currently exercisable or exercisable within 60 days of May 25, 2015.

(8)	Includes 32,000 shares of Class A common stock underlying options that are currently exercisable or exercisable within 60 days of May 25, 2015.

(9)	Includes 111,920 shares of Class A common stock underlying options that are currently exercisable or exercisable within 60 days of May 25, 2015.

(10)	David Farner, who is one of our directors, is Executive Vice President and Chief Strategic and Transformation Officer of UPMC. Mr. Farner has no voting or investment power over and disclaims beneficial ownership of the shares held by UPMC. The address of Mr. Farner is c/o UPMC, U.S. Steel Building, 600 Grant Street, 62nd Floor, Pittsburgh, PA 15219.

(11)	Matthew Hobart, who is one of our directors, is a TPG Partner. Mr. Hobart has no voting or investment power over and disclaims beneficial ownership of the shares held by the TPG Funds. The address of Mr. Hobart is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX, 76102.

(12)	Diane Holder, who is one of our directors, is Executive Vice President of UPMC. Ms. Holder has no voting or investment power over and disclaims beneficial ownership of the shares held by UPMC. The address of Ms. Holder is c/o UPMC, U.S. Steel Building, 600 Grant Street, 55th Floor, Pittsburgh, PA 15219.

(13)	Michael Kirshbaum, who is one of our directors, is Chief Financial Officer of The Advisory Board. Mr. Kirshbaum has no voting or investment power over and disclaims beneficial ownership of the shares held by The Advisory Board. The address of Mr. Kirshbaum is c/o The Advisory Board Company, 2445 M Street, NW, Washington, D.C., 20037.

(14)	Robert Musslewhite, who is one of our directors, is Chief Executive Officer of The Advisory Board. Mr. Musslewhite has no voting or investment power over and disclaims beneficial ownership of the shares held by The Advisory Board. The address of Mr. Musslewhite is c/o The Advisory Board Company, 2445 M Street, NW, Washington, D.C., 20037.

(15)	Includes 32,000 shares of Class A common stock underlying options that are currently exercisable or exercisable within 60 days of May 25, 2015 and 1,283,044 shares of Class B common stock that are subject to a co-investment agreement between Norman Payson, MD and TPG.

(16)	Includes (i) 2,384,636 shares of Class A common stock held by TPG Growth II BDH, L.P., a Delaware limited partnership (“TPG Growth II BDH”) and (ii) 11,289,668 shares of Class B common stock held by TPG Eagle Holdings, L.P., a Delaware limited partnership (“TPG Eagle” and, together with the TPG Growth II BDH, the “TPG Funds”). David Bonderman and James G. Coulter are officers and sole shareholders of TPG Growth II Advisors, Inc. and therefore may be deemed to share voting and dispositive power with respect to, and be the beneficial owners of, the shares of Class A and Class B common stock held by the TPG Funds. The address of TPG Growth II Advisors, Inc. and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX, 76102.

(17)	Includes 14,726,172 shares of Class A common stock held by UPMC. The board of directors of UPMC has voting and dispositive power over the shares of Class A common stock held by UPMC. The members of such board of directors disclaim beneficial ownership with respect to such shares.

(18)	Includes 6,382,408 shares of Class A common stock and 5,208,688 shares of Class B common stock held by The Advisory Board. The board of directors of The Advisory Board has voting and dispositive power over the shares of Class A and Class B common stock held by The Advisory Board. The members of such board of directors disclaim beneficial ownership with respect to such shares.

(19)	Includes 25,628 shares of Class A common stock and 1,026,240 shares of Class B common stock held by Ptolemy Capital, LLC, a Delaware limited liability company. Michael R. Stone has voting and dispositive power over the shares of Class A common stock and Class B common stock held by Ptolemy Capital, LLC. The address of Ptolemy Capital, LLC and Michael R. Stone is 1250 Prospect St, Suite 200, La Jolla, California 92037.

Description of capital stock

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect prior to the completion of this offering. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the amended and restated certificate of incorporation and amended and restated bylaws, forms of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Following this offering, our authorized capital stock will consist of 750,000,000 shares of Class A common stock, par value $0.01 per share, 100,000,000 shares of Class B common stock, par value $0.01 per share and 50,000,000 shares of preferred stock, par value $0.01 per share.

Class A common stock

Class A common stock outstanding.    After the completion of this offering, TPG will beneficially own approximately 6.2% of our outstanding Class A common stock, The Advisory Board will beneficially own approximately 16.7% of our outstanding Class A common stock, UPMC will beneficially own approximately 38.5% of our outstanding Class A common stock and certain employees and certain of our health system partners will beneficially own an aggregate of approximately 12.3% of our outstanding Class A common stock. There will be 38,226,748 shares of Class A common stock outstanding, assuming no exercise of the underwriters’ over-allotment option, after giving effect to the sale of the shares of Class A common stock offered hereby. All outstanding shares of Class A common stock are fully paid and non-assessable, and the shares of Class A common stock to be issued upon the completion of this offering will be fully paid and non-assessable.

Voting rights.    The holders of Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

Dividend rights.    Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Class A common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend policy”.

Rights upon liquidation.    In the event of liquidation, dissolution or winding up of Evolent Health, Inc., the holders of Class A common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights.    The holders of our Class A common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A common stock. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Class B common stock

Issuance of Class B common stock with Class B common units.    After the completion of this offering, TPG will beneficially own approximately 64.4% of our outstanding Class B common stock and The Advisory Board will beneficially own approximately 29.7% of our outstanding Class B common stock. One of our other existing investors will beneficially own the remaining 5.9% of our outstanding Class B common stock. Following this offering, shares of our Class B common stock are issuable only in connection with the issuance of Class B common units of Evolent Health LLC. When a Class B common unit is issued by Evolent Health LLC, we will issue the holder one share of our Class B common stock.

Exchange rights.    Each share of our Class B common stock will be redeemed and cancelled by us if the holder exchanges one Class B common unit and such share of Class B common stock for one share of Class A common stock pursuant to the terms of the exchange agreement, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. See “The reorganization of our corporate structure—Third amended and restated operating agreement of Evolent Health LLC—Exchange agreement”.

Voting rights.    Our Class B stockholders will be entitled to one vote for each share on all matters voted upon by our stockholders. Our Class A stockholders and Class B stockholders will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. Delaware law would require our Class A stockholders and Class B stockholders to vote separately as a single class in the following circumstances:

•	if we amend our amended and restated certificate of incorporation to increase the authorized shares of a class of stock, or to increase or decrease the par value of a class of stock, then such class would be required to vote separately to approve the proposed amendment; or

•	if we amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affects holders of such class of stock adversely, then such class would be required to vote separately to approve such proposed amendment.

Dividend rights.    Our Class B stockholders will not participate in any cash dividends declared by our board of directors.

Rights upon liquidation.    In the event of any dissolution, liquidation or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for any holders of our preferred stock who have a liquidation preference, our Class B stockholders who have not exchanged their shares of Class B common stock for a like number of shares of Class A common stock in accordance with the exchange agreement prior to such dissolution, liquidation or winding up of our affairs will not be entitled to receive any of our assets.

Other rights.    In the event of our merger or consolidation with or into another company in connection with which shares of Class A common stock and Class B common stock (together with the related Class B common units) are converted into, or become exchangeable for, shares of stock, other securities or property (including cash), each Class B stockholder will be entitled to receive the same number of shares of stock as is received by Class A stockholders for each share of Class A common stock, and will not be entitled, for each share of Class B common stock, to receive other securities or property (including cash). No shares of Class B common stock will have preemptive rights to purchase additional shares of Class B common stock.

Preferred stock

Our board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Evolent Health, Inc. without further action by the stockholders and may adversely affect the voting and other rights of the holders of Class A common stock. At present, we have no plans to issue any preferred stock.

Election and removal of directors; vacancies

Our board of directors will consist of up to ten directors, excluding any directors elected by holders of any preferred stock pursuant to provisions applicable in the case of defaults and subject to applicable laws and stock exchange regulations. The exact number of directors will be fixed from time to time by resolution of the board. In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective prior to the completion of this offering, our board of directors will be divided into three staggered classes of directors, as nearly equal in number as possible. At each annual meeting of our stockholders, our stockholders will elect a class of directors for a three-year term to succeed the directors of the same class whose terms are then expiring. As a result, a portion of our board of directors will be elected each year. There will be no limit on the number of terms a director may serve on our board of directors. The division of our board of directors into three classes with staggered three-year terms may have the effect of discouraging, delaying or preventing a transaction involving a change in control.

Pursuant to the stockholders’ agreement we intend to enter into with TPG, UPMC and The Advisory Board in connection with this offering, for so long as each of TPG, UPMC and The Advisory Board owns at least 40% of the shares of common stock held by it following the completion of this offering, such stockholder will be entitled to nominate two directors to serve on our board of directors. When such stockholder owns less than 40% but at least 5% of the shares of common stock held by it following the completion of this offering, such stockholder will be entitled to nominate one director. TPG, UPMC and The Advisory Board will agree in the stockholders’ agreement to vote for each other’s board nominees.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that (a) prior to the date on which TPG, The Advisory Board and UPMC cease to collectively own at least a majority in voting power of all shares entitled to vote generally in the election of directors, directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, and (b) on and after the date on which TPG, The Advisory Board and UPMC cease to collectively own at least a majority in voting power of all outstanding shares entitled to vote generally in the election of directors, directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

In addition, our amended and restated certificate of incorporation will provide that any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring on the board of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

No cumulative voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation prohibits cumulative voting.

Limits on written consents

The DGCL permits stockholder action by written consent unless otherwise provided by our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation permits stockholder action by written consent, but precludes stockholder action by written consent after the date on which TPG, The Advisory Board and UPMC cease to collectively own at least a majority in voting power of all shares entitled to vote generally in the election of our directors.

Stockholder meetings

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that special meetings of stockholders may be called only by or at the direction of the board of directors, the chairman of the board of directors, the chief executive officer or, so long as TPG, The Advisory Board and UPMC collectively own at least a majority in voting power of shares of our common stock, any such stockholder, subject to certain limitations. Our amended and restated certificate of incorporation and our amended and restated bylaws specifically deny any power of any other person to call a special meeting.

Amendment of amended and restated certificate of incorporation

The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend provisions of our amended and restated certificate of incorporation. However, if TPG, The Advisory Board and UPMC cease to collectively own at least a majority of all of the outstanding shares of our capital stock entitled to vote, the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of stock will generally be required to amend certain provisions of our amended and restated certificate of incorporation.

Amendment of amended and restated bylaws

Our amended and restated bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, by the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose or by the affirmative vote of holders of at least a majority of the voting power of our outstanding shares of voting stock. However, if TPG, The Advisory Board and UPMC cease to collectively own at least a majority of all of the outstanding shares of our capital stock entitled to vote, the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of stock will generally be required to alter, amend or repeal any provision of our amended and restated bylaws, or adopt certain new bylaws.

Other limitations on stockholder actions

Our amended and restated bylaws will also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;
•	propose that a director be removed;
•	propose any repeal or change in our amended and restated bylaws; or
•	propose any other business to be brought before an annual meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•	the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

•	in connection with an annual meeting of stockholders, not less than 120 nor more than 150 days prior to the month and day corresponding to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 30 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•	in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but in the event that less than 50 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as certain other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Corporate opportunity

Our amended and restated certificate of incorporation and stockholders’ agreement will provide that each of TPG, The Advisory Board and UPMC and their respective affiliates will not have any duty to refrain from (1) engaging, directly or indirectly, in the same or similar business activities or lines of business as us, including those business activities or lines of business deemed to be competing with us, or (2) doing business with any of our clients, customers or vendors. In the event that TPG, The Advisory Board or UPMC or any of their respective affiliates acquires knowledge of a potential business opportunity which may be a corporate opportunity for us, they will have no duty to communicate or offer such corporate opportunity to us. Our amended and restated certificate of incorporation and stockholders’ agreement will also provide that, to the fullest extent permitted by law, none of such stockholders or their respective affiliates will be liable to us, for breach of any fiduciary duty or otherwise, by reason of the fact that any such stockholder or any of its affiliates directs such corporate opportunity to another person, or otherwise does not communicate information regarding such corporate opportunity to us, and we will waive and renounce any claim that such business opportunity constituted a corporate opportunity that should have been presented to us.

Limitation of liability of directors and officers

Our amended and restated certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our amended and restated bylaws will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending these provisions will not reduce our indemnification obligations relating to actions taken before an amendment.

Forum selection

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders and other similar actions, may be brought only in specified courts in the State of Delaware. Although we believe this provision will benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. See “Risk Factors—Our amended and restated certificate of incorporation will designate courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”

Litigation costs

Our amended and restated bylaws will require, except to the extent prohibited by the DGCL, that in all derivative actions brought on our behalf, actions against directors, officers and employees for breach of a fiduciary duty and other similar actions, the initiating party will reimburse us and any officer, director or other employee for all fees, costs and expenses incurred in connection with such action if such initiating party does not substantially achieve the full remedy sought. While application of this standard will necessarily need to take into account the particular facts, circumstances and equities of any particular claim, we would expect a claiming party to be required to prevail on the merits on substantially all of the claims asserted in the complaint and, as a result, receive substantially the full remedy that it was seeking (including, if applicable, any equitable remedy) in order to avoid responsibility for reimbursing such fees, costs and expenses. Although we believe this provision will benefit us by discouraging meritless lawsuits against us and our directors, officers and employees, the provision may have the effect of discouraging lawsuits that could benefit us. See “Risk Factors—Our amended and restated bylaws will provide that if a claiming party brings certain actions against us and is not successful on the merits then they will be obligated to pay our litigation costs, which could have the effect of discouraging litigation, including claims brought by our stockholders.”

Anti-takeover effects of some provisions

Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise; or
•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Delaware business combination statute

We intend to elect in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203. Nevertheless, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203, except that they will provide that each of TPG, UPMC and The Advisory Board and their transferees will not be deemed to be “interested stockholders”, regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Listing

Our Class A common stock has been approved for listing on the NYSE under the symbol “EVH”.

Transfer agent and registrar

The transfer agent and registrar for the Class A common stock is American Stock Transfer & Trust Company, LLC.

U.S. federal income and estate tax considerations for non-U.S. holders of Class A common stock

The following is a discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our Class A common stock by a beneficial owner that is a “non-U.S. holder”, other than a non-U.S. holder that owns, or has owned, actually or constructively, more than 5% of our Class A common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is:

•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of a jurisdiction other than the United States or any state or political subdivision thereof or the District of Columbia; or

•	an estate or trust, other than an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our Class A common stock.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, potentially retroactively. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their particular circumstances and it does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are such an entity holding Class A common stock, or a partner in such an entity, you should consult your tax advisors regarding the purchase, ownership and disposition of our Class A common stock.

Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our Class A common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

Except as provided under “Dividend policy”, we do not currently expect to make any distributions on our Class A common stock. In the event that we do make any distributions of cash or other property (other than certain pro rata distributions of our Class A common stock or rights to acquire our Class A common stock) with respect to shares of our Class A common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, the excess will be treated first as a tax-free return of the non-U.S. holder’s adjusted tax basis in our Class A common stock and thereafter as capital gain, subject to the tax treatment described below in “—Gain on disposition of our Class A common stock”. Dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide documentation (generally IRS Form W-8BEN or W-8BEN-E) certifying its entitlement to benefits under a treaty. Additional certification requirements apply if a non-U.S. holder holds our Class A common stock through a foreign partnership or a foreign intermediary.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States). Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a United States person (as defined in the Code). A non-U.S. holder treated as a corporation for U.S. income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) with respect to its effectively-connected earnings and profits attributable to such dividends.

If you are a non-U.S. holder, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an appropriate income tax treaty and the specific manner of claiming the benefits of the treaty.

The foregoing discussion is subject to the discussion below under “—FATCA withholding” and “—Information reporting and backup withholding”.

Gain on disposition of our Class A common stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our Class A common stock unless:

•	such gain is effectively connected with a trade or business of the non-U.S. holder in the United States, in which event such non-U.S. holder generally will be subject to U.S. federal income tax on such gain in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty) and, if it is treated as a corporation for U.S. federal income tax purposes, may also be subject to a branch profits tax at a rate of 30% (or a lower rate if it is provided by an applicable tax treaty); or

•	we are or have been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our Class A common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation.

The foregoing discussion is subject to the discussion below under “—FATCA withholding” and “—Information reporting and backup withholding”.

FATCA withholding

Under the provisions of the Code and related U.S. Treasury guidance commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, a withholding tax of 30% will be imposed in certain circumstances on payments of (i) dividends on our Class A common stock and (ii) beginning after December 31, 2016, gross proceeds from the sale or other disposition of our Class A common stock. In the case of payments made to a “foreign financial institution” (such as a bank, a broker or an investment fund), as a beneficial owner or as an intermediary, this tax generally will be imposed, subject to certain exceptions, unless such institution (i) has agreed to (and does) comply with the requirements of an agreement with the United States, or an FFI Agreement, or (ii) is required by (and does comply with) applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction, or an IGA, in either case to, among other things, collect and provide to the U.S. tax authorities or other relevant tax authorities certain information regarding U.S. account holders of such institution. In the case of payments made to a foreign entity that is not a financial institution, the tax generally will be imposed, subject to certain exceptions, unless such entity provides the withholding agent with a certification that it does not have any “substantial” U.S. owner (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity) or that identifies its substantial U.S. owners. If our Class A common stock is held through a foreign financial institution that has agreed to comply with the requirements of an FFI Agreement, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold tax on payments of dividends and proceeds described above made to (i) a person (including an individual) that fails to comply with certain information requests or (ii) a foreign financial institution that has not agreed to comply with the requirements of an FFI Agreement, unless such foreign financial institution is required by (and does comply with) applicable foreign law enacted in connection with an IGA. Each non-U.S. holder should consult its own tax advisor regarding the application of FATCA to the ownership and disposition of our Class A common stock.

Information reporting and backup withholding

Amounts treated as payments of dividends on our Class A common stock paid to a non-U.S. holder and the amount of any U.S. federal tax withheld from such payments generally must be reported annually to the IRS and to such non-U.S. holder by the applicable withholding agent.

The additional information reporting and backup withholding rules that apply to payments of dividends to certain U.S. persons generally will not apply to payments of dividends on our Class A common stock to a non-U.S. holder if such non-U.S. holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption.

Proceeds from the sale, exchange or other disposition of our Class A common stock by a non-U.S. holder effected outside the United States through a non-U.S. office of a non-U.S. broker generally will not be subject to the information reporting and backup withholding rules that apply to payments to certain U.S. persons, provided that the proceeds are paid to the non-U.S. holder outside the United States. However, proceeds from the sale, exchange or other disposition of our Class A common stock by a non-U.S. holder effected through a non-U.S. office of a non-U.S. broker with certain specified U.S. connections or a U.S. broker generally will be subject to these information reporting rules (but generally not to these backup withholding rules), even if the proceeds are paid to such non-U.S. holder outside the United States, unless such non-U.S. holder certifies under penalties of perjury that it is not a U.S. person (for instance, by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption. Proceeds from the sale, exchange or other disposition of our Class A common stock by a non-U.S. holder effected through a U.S. office of a broker generally will be subject to these information reporting and backup withholding rules unless such non-U.S.

holder certifies under penalties of perjury that it is not a U.S. person (for instance, by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Federal estate tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty benefit, our Class A common stock generally will be treated as U.S. situs property subject to U.S. federal estate tax.

Shares eligible for future sale

Prior to this offering, there has been no market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market or the perception that such sales might occur could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

After completion of this offering and after giving effect to the offering reorganization, we will have shares of Class A common stock outstanding (assuming no exercise of the underwriters’ over-allotment option). All of the shares of Class A common stock sold in this offering, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable without restrictions or further registration under the Securities Act, unless the shares are purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act and except certain shares that will be subject to the lock-up period described below after completion of this offering. See “—Lock-up agreements”. Any shares owned by our affiliates may not be resold except in compliance with Rule 144 volume limitations, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement. The shares of Class A common stock issuable to our Class B stockholders will be “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act. This rule is summarized below.

Rule 144

In general under Rule 144 as currently in effect, a person who has beneficially owned restricted shares of our Class A common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. If such person has beneficially owned the shares proposed to be sold for at least one year, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144. Persons who have beneficially owned restricted shares of our Class A common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our Class A common stock then outstanding; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our Class A common stock, the personal circumstances of the stockholder and other factors.

Class A common stock issuable upon exchange of Class B common units

After the completion of this offering, 17,524,596 Class B common units of Evolent Health LLC will be outstanding. We will enter into an exchange agreement with TPG, The Advisory Board and one of our other existing investors, which are the existing holders of Class B common units. Pursuant to and subject to the terms of the exchange agreement and the third amended and restated operating agreement of Evolent Health LLC, holders of Class B common units, at any time and from time to time, may exchange one or more Class B common units, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock on a one-for-one basis. The amount of Class A common stock issued or conveyed will be subject to equitable adjustments for stock splits, stock dividends and reclassifications. See “The reorganization of our corporate structure—Third amended and restated operating agreement of Evolent Health LLC—Exchange agreement”. In connection with this offering, we also intend to enter into a registration rights agreement with TPG, UPMC, The Advisory Board and one of our other existing investors as described below. If TPG, The Advisory Board and such other existing investor exercised all their exchange and resale rights, 17,524,596 shares of Class A common stock would be issued to them and registered for resale (representing 45.8% of the number of shares of our Class A common stock outstanding immediately after this offering assuming no exercise of the underwriters’ over-allotment option).

Registration rights agreement

In connection with this offering, we intend to enter into a registration rights agreement with TPG, UPMC, The Advisory Board and one of our other existing investors to register for sale under the Securities Act shares of our Class A common stock, including those delivered in exchange for Class B common units in the circumstances described above. Subject to certain conditions and limitations, this agreement will provide customary demand, piggyback and shelf registration rights to such investors. See “The reorganization of our corporate structure—Registration rights agreement”.

Stock options

As of April 30, 2015, 333,628 shares of Class A common stock were available for future option grants and restricted stock awards under our 2011 Equity Incentive Plan. We have reserved an additional 6,000,000 shares of our Class A common stock for issuance under our 2015 Omnibus Incentive Compensation Plan.

Upon the completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of Class A common stock issuable pursuant to our to be adopted incentive plan. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, beginning 90 days after the date of this prospectus, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Rule 701

In general, under Rule 701 of the Securities Act, or Rule 701, as currently in effect, any of our directors, officers, employees, consultants or advisors who purchase shares of Class A common stock from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering, or who purchased shares of Class A common stock from us after that date upon the exercise of options granted before that date, in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described above, be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such person is an affiliate, such sale may be made under Rule 144 without compliance with its six-month minimum holding period, but subject to the other Rule 144 restrictions described above.

Lock-up agreements

Our directors and executive officers, and certain of our stockholders and optionholders representing 98% in the aggregate of our Class A common stock and Class B common stock have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Goldman, Sachs & Co., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, stockholders and optionholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, in each subject to certain exceptions, as described in “Underwriting.”

Underwriting

We are offering the shares of Class A common stock described in this prospectus through underwriters. J.P. Morgan Securities LLC and Goldman, Sachs & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Goldman, Sachs & Co.
Wells Fargo Securities, LLC
William Blair & Company, L.L.C.
SunTrust Robinson Humphrey, Inc.
Leerink Partners LLC

Total	10,000,000

The underwriters are committed to purchase all the shares of Class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer our shares of Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 1,500,000 additional shares of our Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of our Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of our Class A common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by us
	Without over-allotment exercise	With full over-allotment exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $3.4 million. We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority up to $35,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC on a registration statement under the Securities Act relating to, any shares of any class of common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of shares of our common stock or any such other securities, or any membership interest in Evolent Health LLC, (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Goldman, Sachs & Co. for a period of 180 days after the date of this prospectus, subject to certain exceptions, including:

(A)	the shares of our common stock to be sold in this offering;

(B)	any shares of our common stock issued upon the exercise or settlement of options granted under the 2011 Plan, the 2015 Plan and any other existing management incentive plans, provided that if the recipient of any such shares of our common stock has previously delivered a lock-up agreement to the underwriters, such shares of our common stock will be subject to such lock-up agreement;

(C)	the grant by us of awards under the 2011 Plan, the 2015 Plan and any other existing management incentive plans as disclosed in this prospectus;

(D)	transfers of our common stock as required by the offering reorganization;

(E)	the filing of a registration statement on Form S-8 (or equivalent form) with the SEC in connection with an employee stock compensation plan or agreement described in this prospectus;

(F)	the issuance of shares of our common stock or other securities (including securities convertible into our common stock) in connection with the acquisition by us or any of our subsidiaries of the securities, businesses, properties or other assets of another person or entity or pursuant to any employee benefit plan assumed by us in connection with any such acquisition; or

(G)	the issuance of shares of our common stock or other securities (including securities convertible into shares of our common stock) in connection with joint ventures, strategic transactions or other commercial relationships (including issuances to current or prospective customers or partners);

provided that, in the case of clauses (F) and (G), the aggregate number of shares of our common stock will not exceed 7.5% of our issued and outstanding common stock on the closing date of this offering and any recipients of such shares of our common stock will deliver a lock-up agreement to the underwriters.

Our directors and executive officers, and certain of our stockholders and optionholders representing 98% in the aggregate of our Class A common stock and Class B common stock have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Goldman, Sachs & Co., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, stockholders and optionholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our Class A common stock, in each case subject to certain exceptions, including:

(A)	any shares of our common stock sold by such directors, executive officers, stockholders and optionholders in this offering;

(B)	transfers of shares of our common stock as a bona fide gift;

(C)	transfers of shares of our common stock or such other securities as a result of the operation of law through estate, other testamentary document or intestate succession;

(D)	transfers of shares of common stock or such other securities to any immediate family member of such directors, executive officers, stockholders and optionholders or any trust for such person’s direct or indirect benefit or their immediate family member;

(E)	distributions of shares of our common stock to the members, limited or general partners or stockholders of such directors, executive officers, stockholders and optionholders, their direct or indirect affiliates or other entities controlled or managed by them;

(F)	transfers of our common stock or such other securities to us or any of our affiliates as required by the offering reorganization prior to the completion of this offering;

(G)	transfers of shares of our common stock or other securities acquired in open market transactions after the completion of this offering;

(H)	the exercise of stock options to purchase shares of our common stock and any related transfer to us of shares of our common stock deemed to occur upon the cashless exercise of such stock options or for the purpose of paying the exercise price of such stock options or for paying taxes (including estimated taxes) due as a result of the exercise of such stock options, provided that any such purchased shares will be subject to the restrictions described in the lock-up agreements;

(I)	transfers to us of shares of our common stock or any security convertible into or exercisable for common stock in connection with the termination of service of an option to repurchase such shares; and

(J)	in the case of one of our significant stockholders, transfers of shares of our common stock or such other securities to any investment fund controlled or managed by any affiliate of a certain affiliate or such stockholder and its affiliates;

provided that in the case of any transfer or distribution pursuant to clause (B), (C), (D) or (E), each donee or distributee will execute and deliver to the underwriters a lock-up agreement; and provided, further, that in the case of any transfer or distribution pursuant to clauses (B) through (J), no filing under the Exchange Act or other public announcement will be required or will be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 180-day period referred to above). For purposes of the lock-up agreements, “immediate family” means any relationship by blood, marriage or adoption, not more remote than first cousin.

Nothing in the lock-up agreements will prohibit such directors, executive officers, stockholders and optionholders from transferring shares of our common stock pursuant to a liquidation, tender offer, merger, consolidation, stock exchange or similar transaction that results in all of our equity holders having the right to exchange their equity securities in us for cash, securities or other property; provided that if such transaction is not completed, any shares of our common stock or other equity securities subject to the lock-up agreements will remain subject to the lock-up restrictions.

Such directors, executive officers, stockholders and optionholders may, with our permission, establish a written trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act; provided that no sales or other transfers occur under such plan and no public disclosure of such plan will be required or will be made by any person during the 180-day period referred to above.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Our Class A common stock has been approved for listing/quotation on the NYSE under the symbol “EVH”.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of our Class A common stock to be sold in this offering for our partners, directors, officers, employees, and related persons through a directed share program. The number of shares of our Class A common stock available for sale to the general public pursuant to this offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares to be sold in this offering. Any shares sold in the directed share program to our directors or officers shall be subject to the lock-up agreement described above. We and Evolent Health LLC have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the directed share program.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of our Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of our Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock, and, as a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors, including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly-traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for shares of our Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.

Selling restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term, as used in this prospectus means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Other relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, certain commercial banking, financial advisory, investment banking, investment management, investment research, principal investment, hedging, market making, brokerage and other services. Certain of the underwriters and their respective affiliates have provided in the past to us and our affiliates, and may provide from time to time in the future, a variety of these services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions.

In addition, from time to time, certain of the underwriters and their respective affiliates may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account or the account of customers, and hold on behalf of themselves or their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us, and may do so in the future. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Legal matters

The validity of the issuance of the shares of Class A common stock offered hereby will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. The underwriters have been represented by Davis Polk & Wardwell LLP, New York, New York.

Experts

The financial statements of each of Evolent Health LLC and Evolent Health Holdings, Inc. as of December 31, 2014 and 2013 and for each of the two years in the period ended December 31, 2014 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and its Class A common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

As a result of the offering, we will become subject to the informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent public accounting firm. We also maintain an Internet site at www.evolenthealth.com. Our website and the information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which it forms a part.

Report of independent registered public accounting firm

To the Board of Directors of Evolent Health LLC:

In our opinion, the accompanying balance sheets and the related statements of operations and comprehensive loss, of changes in members’ equity and redeemable preferred units and of cash flows present fairly, in all material respects, the financial position of Evolent Health LLC at December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia

March 2, 2015

Evolent Health LLC

Balance sheets

(in thousands, except share and unit data)

	As of March 31,	As of December 31,
	2015	2014	2013
	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$12,591	$15,134	$67,891
Restricted cash	6,161	3,470	500
Accounts receivable, net (amounts related to affiliates: 2015 (unaudited)—$7,666; 2014—$4,386; 2013—$1,508)	13,824	9,477	10,520
Prepaid expenses and other current assets	2,113	2,218	1,381
Investments, at amortized cost	12,003	26,419	—

Total current assets	46,692	56,718	80,292
Restricted cash	2,509	2,508	1,714
Restricted investments	—	—	2,352
Property and equipment, net	24,102	22,774	14,291
Intangible assets, net	369	647	1,574
Other long term assets	2,762	1,657	1,752

Total assets	$76,434	$84,304	$101,975

LIABILITIES, REDEEMABLE PREFERRED UNITS AND MEMBERS’ EQUITY
Liabilities
Current liabilities:
Accounts payable (amounts related to affiliates: 2015 (unaudited)—$13,271; 2014—$4,889; 2013—$1,000)	$14,016	$7,694	$1,976
Accrued liabilities (amounts related to affiliates: 2015 (unaudited)—$530; 2014—$0; 2013—$0)	11,763	18,178	10,288
Deferred revenue	26,761	23,256	16,374
Other current liabilities	1,077	901	684

Total current liabilities	53,617	50,029	29,322
Deferred rent	5,610	5,772	3,358

Total liabilities	59,227	55,801	32,680

Commitments and Contingencies (See Note 9)

Redeemable Preferred Units
Series B redeemable preferred units—3,591,844 units issued and outstanding; liquidation value of $61,881, $60,777 and $56,364 as of March 31, 2015 (unaudited), December 31, 2014 and 2013, respectively	9,493	15,734	38,251
Series B-1 redeemable preferred units—488,281 units authorized; 90,105 units issued and outstanding; liquidation value of $1,506 and $1,478 as of March 31, 2015 (unaudited), and December 31, 2014, respectively; no units authorized, issued or outstanding as of December 31, 2013	—	—	—

Total redeemable preferred units	9,493	15,734	38,251

Members’ Equity
Series A preferred units—3,900,000 units authorized; 3,825,000, 3,825,000 and 3,900,000 issued and outstanding; liquidation value of $48,984, $48,218 and $45,994 as of March 31, 2015 (unaudited), December 31, 2014 and 2013, respectively	—	—	—
Series B preferred units—6,510,860 units authorized; 2,919,016 units issued and outstanding; liquidation value of $50,289, $49,393 and $45,806 as of March 31, 2015 (unaudited), December 31, 2014 and 2013, respectively	7,714	12,769	31,044
Class A common units—1,011,871, 1,011,871 and 956,506 units authorized, issued and outstanding as of March 31, 2015 (unaudited), December 31, 2014 and 2013, respectively	—	—	—
Series A preferred stock—$.001 par value, no units authorized, issued or outstanding; no liquidation value as of March, 31, 2015 (unaudited), December 31, 2014 and 2013	—	—	—
Class A common stock—$.001 par value, no shares authorized, issued or outstanding as of March 31, 2015 (unaudited), December 31, 2014 and 2013	—	—	—
Additional paid-in-capital	—	—	—
Accumulated deficit	—	—	—

Total members’ equity	7,714	12,769	31,044

Total liabilities, redeemable preferred units and members’ equity	$76,434	$84,304	$101,975

See accompanying Notes to Financial Statements

Evolent Health LLC

Statements of operations and comprehensive loss

(in thousands)

	For the three months ended March 31,		For the years ended December 31,
	2015	2014	2014	2013
	(unaudited)

Revenues
Transformation(1)	$10,376	$7,420	$36,289	$34,560
Platform and operations(1)	26,665	12,656	64,599	5,721

Total revenues	37,041	20,076	100,888	40,281

Expenses
Cost of revenues (exclusive of depreciation and amortization presented separately below)(1)	26,454	14,821	73,122	46,327
Selling, general and administrative expenses(1)	28,451	16,243	76,521	24,103
Depreciation and amortization expenses	1,483	656	3,694	1,838

Total operating expenses	56,388	31,720	153,337	72,268

Operating income (loss)	(19,347)	(11,644)	(52,449)	(31,987)
Interest (income) expense, net	(31)	(27)	(195)	820
Other (income) expense, net	(1)	9	9	(1)

Income (loss) before income tax	(19,315)	(11,626)	(52,263)	(32,806)
Income tax expense (benefit)	—	—	—	8

Net income (loss) and comprehensive income (loss)	$(19,315)	$(11,626)	$(52,263)	$(32,814)

(1)Amounts related to affiliates included above are as follows (See Note 14):
Transformation	$691	$1,710	$8,930	$12,177
Platform and operations	13,636	4,952	28,847	5,000
Cost of revenues (exclusive of depreciation and amortization presented separately above)	6,488	3,413	14,488	1,935
Selling, general and administrative expenses	434	13	227	833

See accompanying Notes to Financial Statements

Evolent Health LLC

Statements of cash flows

(in thousands)

	For the three months ended March 31,		For the years ended December 31,
	2015	2014	2014	2013
	(unaudited)

Cash Flows from Operating Activities
Net income (loss)	$(19,315)	$(11,626)	$(52,263)	$(32,814)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	1,483	656	3,694	1,838
Non-cash interest expense	—	—	—	829
Stock-based compensation expense	8,019	1,428	11,091	1,235
Other	33	(17)	48	45

Changes in assets and liabilities:
Accounts receivable, net	(1,111)	(169)	1,043	(8,649)
Prepaid expenses and other current assets	(195)	50	(405)	(1,046)
Other long term assets	—	46	1,751	(1,718)
Accounts payable	590	3,280	5,547	(227)
Accrued liabilities	(7,187)	(3,918)	7,860	5,502
Deferred revenue	3,505	6,664	6,882	11,756
Other current liabilities	176	16	217	599
Deferred rent	(162)	(185)	2,414	3,358

Net cash provided by (used in) operating activities	(14,164)	(3,775)	(12,121)	(19,292)

Cash Flows from Investing Activities
Purchases of investments	—	(36,057)	(56,169)	(74,401)
Maturities and sales of investments	14,396	—	32,000	74,450
Purchases of property and equipment	(2,457)	(1,264)	(11,034)	(10,965)
Change in restricted cash	—	(2,356)	(3,576)	(2,216)

Net cash provided by (used in) investing activities	11,939	(39,677)	(38,779)	(13,132)

Cash Flows from Financing Activities
Proceeds from issuance of series B preferred units, net	—	—	—	72,163
Proceeds from issuance of series B-1 preferred units, net	—	961	961	—
Proceeds from issuance of convertible notes	—	—	—	23,000
Proceeds from issuance of common units	—	—	47	—
Payments of deferred offering costs	(318)	—	(1,365)	—
Repurchase of series A preferred units	—	—	(1,500)	(100)

Net cash provided by (used in) financing activities	(318)	961	(1,857)	95,063

Net increase (decrease) in cash and cash equivalents	(2,543)	(42,491)	(52,757)	62,639
Cash and cash equivalents as of beginning-of-period	15,134	67,891	67,891	5,252

Cash and cash equivalents as of end-of-period	$12,591	$25,400	$15,134	$67,891

Supplemental Disclosure of Non-cash Investing and Financing Activities
Accrued property and equipment purchases	$56	$248	$96	$707
Conversion of accrued interest from convertible notes to equity	—	—	—	829
Conversion of convertible notes to equity	—	—	—	23,000
Non-cash settlement of accounts receivable through reacquisition of series A preferred stock	—	—	—	219
Non-cash settlement of accounts payable through issuance of class A common units	—	279	279	—
Non-cash issuance of series B-1 preferred units	—	—	593	—
Accrued deferred offering costs	716	—	196	—

See accompanying Notes to Financial Statements

Evolent Health LLC

Statements of changes in member’s equity and redeemable preferred units

(in thousands)

	Series B redeemable preferred units		Series B-1 redeemable preferred units		Total redeemable units	Series A preferred units		Series B preferred units		Class A common units		Series A preferred stock		Class A common stock		Additional paid- in-capital	Accumulated deficit	Total members’ equity
	Units	Amount	Units	Amount		Units	Amount	Units	Amount	Units	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2012	—	$—	—	$—	$—	—	$—	—	$—	—	$—	3,950	$4	943	$—	$25,780	$(20,583)	$5,201
Repurchase of preferred stock	—	—	—	—	—	—	—	—	—	—	—	(50)	—	—	—	(319)	—	(319)
Issuance of restricted stock prior to reorganization	—	—	—	—	—	—	—	—	—	—	—	—	—	15	—	—	—	—
Stock-based compensation expense prior to reorganization	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	92	—	92
Net income (loss) prior to reorganization	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(21,982)	(21,982)
Issuance of series B preferred units, net of expenses	—	—	—	—	—	—	—	6,511	95,992	—	—	—	—	—	—	—	—	95,992
Reorganization to limited liability company	—	—	—	—	—	3,900	—	—	(17,009)	958	1	(3,900)	(4)	(958)	—	(25,553)	42,565	—
Forfeiture of restricted stock	—	—	—	—	—	—	—	—	—	(2)	—	—	—	—	—	—	—	—
Stock-based compensation expense subsequent to reorganization	—	—	—	—	—	—	—	—	—	—	1,143	—	—	—	—	—	—	1,143
Allocation of net income (loss) subsequent to reorganization	—	—	—	—	—	—	—	—	(9,688)	—	(1,144)	—	—	—	—	—	—	(10,832)
Reclassification to redeemable units	3,592	38,251	—	—	38,251	—	—	(3,592)	(38,251)	—	—	—	—	—	—	—	—	(38,251)

Balance as of December 31, 2013	3,592	38,251	—	—	38,251	3,900	—	2,919	31,044	956	—	—	—	—	—	—	—	31,044

Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	11,091	—	—	—	—	—	—	11,091
Repurchase of preferred units	—	(828)	—	—	(828)	(75)	—	—	(672)	—	—	—	—	—	—	—	—	(672)
Issuance of series B-1 preferred units, net of expenses	—	—	90	1,554	1,554	—	—	—	—	—	—	—	—	—	—	—	—	—
Forfeiture of restricted stock	—	—	—	—	—	—	—	—	—	(12)	—	—	—	—	—	—	—	—
Issuance of common units to Evolent Holdings	—	—	—	—	—	—	—	—	—	3	47	—	—	—	—	—	—	47
Non-cash issuance of common units to Evolent Holdings	—	—	—	—	—	—	—	—	—	65	279	—	—	—	—	—	—	279
Net income (loss)	—	(21,689)	—	(1,554)	(23,243)	—	—	—	(17,603)	—	(11,417)	—	—	—	—	—	—	(29,020)

Balance as of December 31, 2014	3,592	15,734	90	—	15,734	3,825	—	2,919	12,769	1,012	—	—	—	—	—	—	—	12,769

Stock-based compensation expense (unaudited)	—	—	—	—	—	—	—	—	—	—	8,019	—	—	—	—	—	—	8,019
Net income (loss) (unaudited)	—	(6,241)	—	—	(6,241)	—	—	—	(5,055)	—	(8,019)	—	—	—	—	—	—	(13,074)

Balance as of March 31, 2015 (unaudited)	3,592	$9,493	90	$—	$9,493	3,825	$—	2,919	$7,714	1,012	$—	—	$—	—	$—	$—	$—	$7,714

See accompanying Notes to Financial Statements

Evolent Health LLC

Notes to financial statements

1. Organization

Evolent Health LLC (“Evolent LLC” or the “Company” which also may be referred to as “we,” “our” or “us”) is a managed services firm that supports integrated health systems in their migration toward value-based care and population health management. The Company’s services include providing customers with a robust population management platform, integrated data and analytics capabilities, pharmacy benefit management services and comprehensive health plan administration services. Together these services enable health systems to manage patient health in a more cost-effective manner without sacrificing quality. The Company’s contracts are structured as a combination of advisory fees, monthly member service fees and gain-sharing incentives. The Company’s headquarters is located in Arlington, Virginia.

The Company was originally organized as a “C” corporation in August 2011 and was capitalized through contributions of cash and intangible assets in exchange for preferred stock. At the time of the formation, the founding investors, The Advisory Board Company (“The Advisory Board”) and UPMC (“University of Pittsburgh Medical Center”), each contributed $10 million in cash to the Company. In addition, UPMC contributed a $3 million software license for use and resale by the Company as part of its service offerings. Each party also contributed various other items, such as a business plan, and entered into various agreements with the Company, such as reseller agreements. Each of these other contributions were determined to have no material value at the date of contribution and the agreements reflected terms consistent with a marketplace participant.

On September 23, 2013, the Company undertook a reorganization (the “Reorganization”) in which Evolent Health Holdings, Inc. (“Evolent Holdings”) was formed and the existing company (Evolent Health Inc. or “Evolent, Inc.”) converted into a limited liability company. Following the conversion of Evolent, Inc. into a limited liability company, the Company completed the issuance of $100 million of series B preferred units to new and existing investors. There are certain rights and preferences related to the series B preferred units set forth in the Company’s limited liability company agreement and a Master Investors’ Rights Agreement between the investors. This transaction and these rights and preferences are further discussed in Note 4.

Since its inception, the Company has incurred significant losses from operations. As of March 31, 2015 (unaudited) the Company had cash and cash equivalents of $12.6 million and investments of $12.0 million and a working capital deficit of $6.9M. Historically, the Company has financed its operations through the issuance of common and preferred units as well as convertible debt. The Company believes it has sufficient liquidity for the next 12 months as of March 31, 2015, which contemplates continuity of operations, realization of assets and satisfaction of liabilities. In addition, management has the intent and ability to take additional actions including reducing operating costs and exploring additional funding sources.

2. Basis of presentation and summary of significant accounting policies

Basis of presentation

The accompanying financial statements are prepared in accordance with United States of America generally accepted accounting principles (“GAAP”). Our GAAP policies, which significantly affect the determination of financial condition, results of operations and cash flows are summarized below.

Evolent Health LLC

Notes to financial statements

Summary of significant accounting policies

Accounting estimates and assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included in the accompanying financial statements are estimates including, but not limited to the following: revenue recognition, discounts and credits, contingent payments, allowance for doubtful accounts, impairment of long lived assets, common stock valuation, stock-based compensation, income taxes, contingent liabilities and depreciable lives of assets.

Unaudited interim financial statements

The accompanying interim financial statements and related footnote disclosures are unaudited. The unaudited interim financial statements have been prepared in accordance with GAAP on a basis consistent with the annual financial statements and reflect all adjustments necessary to fairly state the Company’s financial position, results of operations and cash flows as of and for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full fiscal year or any future annual or other interim period.

Fair value measurement

Our measurement of fair value is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or non-performance risk, which would include our own credit risk. Our estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability (“exit price”) in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability, as opposed to the price that would be paid to acquire the asset or receive a liability (“entry price”). Pursuant to the Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), we categorize our financial instruments carried at fair value into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique. The three-level hierarchy for fair value measurement is defined as follows:

•	Level 1—inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

•	Level 2—inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies;

•	Level 3—inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability.

Evolent Health LLC

Notes to financial statements

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Assets and liabilities measured at fair value on a nonrecurring basis

The Company measures certain assets and liabilities, including property and equipment and intangible assets, at fair value on a nonrecurring basis. These assets and liabilities are recognized at fair value when they are deemed to be impaired. As of March 31, 2015 (unaudited), December 31, 2014 and 2013, no assets or liabilities were remeasured at fair value subsequent to their initial recognition.

Cash and cash equivalents

Cash and cash equivalents are carried at cost, which approximates fair value, and include cash on hand, deposits in banks and money market funds with original maturities of three months or less.

Restricted cash

Restricted cash is carried at cost, which approximates fair value, and includes cash used to collateralize various contractual obligations (in thousands) as follows:

	As of March 31,	As of December 31,
	2015	2014	2013
	(unaudited)
Letters of credit for facility leases	$3,710	$3,710	$1,714
Collateral with financial institutions	2,004	2,004	500
Pharmacy benefit management services	2,880	188	—
Other	76	76	—

Total restricted cash	8,670	5,978	2,214
Non-current restricted cash	2,509	2,508	1,714

Current restricted cash	$6,161	$3,470	$500

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company’s contracts typically include installment payments that do not necessarily correlate to the pattern of revenue recognition. Accounts receivable and the corresponding deferred revenue amounts are recorded when amounts are contractually billable under long-term member service agreements. In assessing the valuation of the allowance for doubtful accounts, management reviews the collectability of accounts receivable on an individual account basis. The allowance is adjusted periodically based on management’s determination of collectability, and any accounts that are determined to be uncollectible are written off against the allowance. As of March 31, 2015 (unaudited), December 31, 2014 and 2013, the Company has not recorded an allowance for doubtful accounts as all amounts were determined to be collectible.

Evolent Health LLC

Notes to financial statements

Investments and restricted investments

Investments include marketable securities with original maturities greater than three months including U.S. agency obligations, treasury bills and certificates of deposit. The Company’s investments are classified as held-to-maturity and are carried at amortized cost. New investments are expected to be invested in similar securities where there is minimal exposure to value changes for the Company.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are computed using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. The following summarizes the estimated useful lives by asset classification:

Furniture and equipment	3 years
Computer hardware	3 years
Software development costs	3 to 5 years
Leasehold improvements	Shorter of useful life or remaining lease term

When an item is sold or retired, the cost and related accumulated depreciation or amortization is eliminated and the resulting gain or loss, if any, is recorded in the Statements of Operations and Comprehensive Loss.

We periodically review the carrying value of our long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset group is not recoverable and exceeds fair value. The carrying amount of a long-lived asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset group exceeds its fair value.

Software development costs

The Company capitalizes the cost of developing internal-use software, consisting primarily of personnel and related expenses (including stock-based compensation) for employees and third parties who devote time to their respective projects. Internal-use software costs are capitalized during the application development stage – when the research stage is complete and management has committed to a project to develop software that will be used for its intended purpose and any costs incurred during subsequent efforts to significantly upgrade and enhance the functionality of the software are also capitalized. Capitalized software costs are included in Property and equipment, net on the Balance Sheets. Amortization of internal-use software costs are recorded on a straight-line basis over their estimated useful life and begin once the project is substantially complete and the software is ready for its intended purpose. As of March 31, 2015 (unaudited), no stock-based compensation had been capitalized.

Research and development costs

Research and development costs consist primarily of personnel and related expenses (including stock-based compensation) for employees engaged in research and development activities and consulting fees for third-party resources. All such costs are expensed as incurred. We focus our research and development efforts on

Evolent Health LLC

Notes to financial statements

enhancing the functionality and usability of our proprietary software platform Identifi® and developing programs and processes to maximize efficiency and effectiveness of our service delivery. Research and development costs were $2.0 million and $0.9 million for the three months ended March 31, 2015 and 2014 (unaudited), respectively, and $4.0 million and $2.0 million for the year ended December 31, 2014 and 2013, respectively.

Identifiable intangible assets

Identified intangible assets are recorded at their estimated fair values at the date of acquisition and are amortized over their respective estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are used.

Leases

The Company leases all of its office space and enters into various other operating lease agreements in conducting its business. At the inception of each lease, the Company evaluates the lease agreement to determine whether the lease is an operating or capital lease. The operating lease agreements may contain tenant improvement allowances, rent holidays or rent escalation clauses. When such items are included in a lease agreement, the Company records a deferred rent asset or liability on the Balance Sheets equal to the difference between the rent expense and future minimum lease payments due. The rent expense related to these items is recognized on a straight-line basis in the Statements of Operations and Comprehensive Loss over the terms of the leases. As of March 31, 2015 (unaudited) and December 31, 2014, the Company had not entered into any capital leases.

Deferred revenue

Deferred revenue consists of billings or payments received in advance of providing the requisite services or other instances where the revenue recognition criteria have not been met. Our transformation revenues are recognized based on proportionate performance and we typically bill based on a fixed invoicing schedule which gives rise to deferred revenue when the pace of work performed is slower than the rate at which we bill. Our platform and operations revenues are recognized in the month in which services are rendered and we typically bill in advance of the service period which similarly gives rise to deferred revenue.

Revenue recognition

Revenue from the Company’s services is recognized when there is persuasive evidence of an arrangement, delivery has taken place, selling price is fixed or determinable and collectability is reasonably assured.

Pursuant to the accounting rules for arrangements with multiple deliverables, we evaluate each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (i) if the delivered item has value to the customer on a standalone basis, and (ii) if the contract includes a general right of return relative to the delivered item, and delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. Revenue is then allocated to the units of accounting based on each unit’s relative selling price.

The Company enters into different types of contracts with its partners depending on where the partner may be in its transition towards value based care. The contracts generally have multiple deliverables; however, typically there is only one unit of accounting because the deliverables do not have standalone value. The

Evolent Health LLC

Notes to financial statements

Company’s contracts include the delivery of a combination of one or more of the Company’s service offerings. In these situations, the Company determines whether such arrangements with multiple service offerings should be treated as separate units of accounting based on how the elements are bid or negotiated, whether the customer can accept separate elements of the arrangement and the relationship between the pricing on the elements individually and combined. Because of the unique nature of the Company’s services, neither vendor specific objective evidence nor third-party evidence is available. Therefore, the Company utilizes best estimate of selling price to allocate arrangement consideration in multiple element arrangements. As of December 31, 2014, blueprint contracts have required allocation to the units of accounting as discussed further below. In addition one contract with multiple deliverables for transformation and platform and operations services was executed during 2014 and we allocated value based upon the best estimate of selling price.

Revenue recognition—transformation

The Company enters into two different types of contracts during the transformation phase: blueprint contracts and implementation contracts. Blueprint contracts are a strategic assessments the Company provides for its partners in exchange for a fixed fee that is typically paid over the term of the engagement. The Company recognizes revenue associated with blueprint contracts based on proportionate performance. Revenue is recognized each period in proportion to the amount of the contract completed during that period based upon the level of effort expended to date compared to the total estimated level of effort necessary over the term of the contract as the output of the contracts is not reflective of the value of the contract delivered each period. These contracts may contain credits for fees related to signing a future long term agreement by a certain date.

Based on the strategic assessment generated in a blueprint contract, a partner may decide to move forward with a population health or health plan strategy. In these cases, the partner enters into an implementation contract in which the Company provides services related to the launch of this strategy. These contracts last twelve to fifteen months and are typically fixed fee in nature. The Company recognizes revenue associated with implementation contracts based on proportionate performance. Revenue is recognized each period in proportion to the amount of the contract completed during that period based upon the level of effort expended to date compared to the total estimated level of effort necessary over the term of the contract as the output of the contracts is not reflective of the value of the contract delivered each period. Billings associated with these contracts are typically scheduled in installments over the term of the agreement.

Revenue recognition—platform and operations

The Company enters into multi-year service contracts with the partners where various population health, health plan operations and pharmacy benefit management services are provided on an ongoing basis to the members of the Company’s partners’ plans in exchange for a monthly per-member service fee. Members are individuals that are covered by the respective service contracts and typically include the partners’ employees and its customers. Revenue from these contracts is recognized in the month in which the services are delivered. In some cases, there is an “at risk” portion of the service fee that could be refunded to the partner if certain service levels are not attained. The Company monitors its compliance with service levels to determine whether a refund will be provided to the partner and records an estimate of these refunds. To date the Company’s history is limited for these contracts; therefore, the full potential refund is generally deferred until all obligations are met.

Evolent Health LLC

Notes to financial statements

Credits and discounts

The credits are assessed to determine whether they reflect significant and incremental discounts. If the discounts are significant, the Company allocates them between the contract deliverables or future purchases as appropriate. If the future credit expires unused, it is recognized as revenue at that time.

Cost of revenues

The Company’s cost of revenue includes the cost of products and services. These costs consist primarily of employees, contract and consulting services and their associated expenses, including stock-based compensation, which are directly attributable to the delivery of our services.

Selling, general and administrative expenses

Selling, general and administrative expenses include expenses for corporate overhead, business development activities and research and development. The Company did not incur any advertising expense for the three months ended March 31, 2015 and 2014 (unaudited) or for the years ended December 31, 2014 and 2013.

Stock-based compensation

The Company’s employees are granted stock-based awards in Evolent Holdings and the Company is contractually required to issue a similar amount and class of membership equity to Evolent Holdings, in accordance with the Company’s Amended and Restated Operating Agreement. As discussed in Note 10, prior to the Reorganization, stock-based compensation followed an employee model as the awards were granted in the stock of the Company to employees of the Company. Subsequent to the Reorganization, the stock-based compensation awards are granted in the stock of the Company’s equity-method investor, Evolent Holdings, to employees of Evolent LLC. As such, Evolent LLC is required to utilize a non-employee model for recognizing stock-based compensation, which requires the awards to be marked-to-market through net income at the end of each reporting period until vesting occurs.

We expense the fair value of stock awards included in our incentive compensation plans. As of the date our stock awards are approved, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of the awards is expensed over the performance or service period, which generally corresponds to the vesting period, and is recognized as an increase to common units in members’ equity. Stock-based compensation expense is reflected in cost of revenues and selling, general and administrative expenses on our Statements of Operations and Comprehensive Loss.

Income taxes

On September 23, 2013, the Company underwent a legal entity and tax restructuring pursuant to which the Company’s federal and state income tax status and classification changed from a “C” corporation, subject to federal and state income taxes, to a partnership, whereby the Company’s members (and not the Company itself) are responsible for reporting income or loss based on such member’s respective share of the Company’s taxable income. As a result of this restructuring, the Company is no longer subject to income tax.

Evolent Health LLC

Notes to financial statements

3. Recently issued accounting standards

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, in order to clarify the principles of recognizing revenue. This standard establishes the core principle of recognizing revenue to depict the transfer of promised goods or services in an amount that reflects the consideration the entity expects to be entitled in exchange for those goods or services. The FASB defines a five-step process that systematically identifies the various components of the revenue recognition process, culminating with the recognition of revenue upon satisfaction of an entity’s performance obligation. By completing all five steps of the process, the core principles of revenue recognition will be achieved. The amendments in the standard are effective for annual and interim reporting periods beginning after December 15, 2016, with early adoption prohibited. We will adopt the requirements of this standard effective January 1, 2017, and are currently evaluating the impact of the adoption on our financial condition and results of operations.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40). This standard requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards by requiring an assessment for a period of one year after the date that the financial statements are issued. Further, based on certain conditions and circumstances, additional disclosures may be required. This standard is effective beginning with the first annual period ending after December 15, 2016, and for all annual and interim periods thereafter. Early application is permitted. The Company does not expect this standard to have an impact on the Company’s financial statements or related disclosures.

We have evaluated all other issued and unadopted ASUs and believe the adoption of these standards will not have a material impact on our results of operations, financial position, or cash flows.

4. Members’ equity and redeemable preferred units

Reorganization

On September 23, 2013, Evolent, Inc. completed a corporate reorganization in connection with a new round of equity financing (the “series B financing”). The Reorganization included (i) the creation of Evolent Holdings and (ii) conversion of Evolent, Inc. into Evolent LLC, a limited liability company that is treated as a partnership for tax purposes. Each share of Evolent, Inc.’s capital stock outstanding immediately prior to the Reorganization was exchanged for a share of the capital stock of Evolent Holdings of the same class or series and with substantially similar rights, preferences, privileges, restrictions and limitations. Evolent LLC then issued to Evolent Holdings a like number of membership units of the same class or series and with substantially similar rights, preferences, privileges, restrictions and limitations, as the shares of capital stock issued by Evolent Holdings to the former shareholders of Evolent, Inc. This reorganization represented a transaction among entities with a high degree of common ownership as, both prior and subsequent to the Reorganization, the shareholders held the same economic and voting interests in Evolent LLC (through their respective ownership interests in Evolent Holdings) that they previously held in Evolent, Inc. The conversion of Evolent, Inc. into Evolent LLC represents a conversion from a taxable entity into an entity that is not separately taxable and is treated as a pass-through to its members. The conversion from a “C” corporation to an LLC was treated as a discrete transaction in these financial statements.

Evolent Health LLC

Notes to financial statements

As of the date of the Reorganization, the existing stockholders’ deficit of Evolent, Inc. was allocated to the members of Evolent LLC based upon the rights and preferences of the membership units representing each member’s investment, and determined in accordance with Evolent’s Amended and Restated Operating Agreement (the “LLC Agreement”). The allocation of profits and losses to the members of Evolent are to be made in accordance with the terms of the LLC Agreement. Evolent LLC’s profits and are allocated to the members’ capital accounts based on the hypothetical liquidation at book value basis of accounting which allocates profits and losses to the members based upon the value that would accrue to each member at each period end based upon a theoretical liquidation at book value at that time.

Capital structure

Subsequent to the Reorganization, the Company has the authority to issue common units, series A preferred units, series B preferred units, and series B-1 preferred units. As discussed in “Right to sell by significant securityholders” below, certain preferred units are redeemable by significant securityholders, not to exceed the value of the preferred units held by the significant securityholder with the largest number of units. Additionally, as discussed further in “Redemption of series B-1 preferred units” below, certain preferred units are redeemable. These amounts have been classified as redeemable preferred units.

Prior to the Reorganization, the Company was a “C” corporation authorized to issue series A preferred stock and common stock. The rights and preferences related to these shares were consistent with that of the membership units above, except for the rights described in “Right to sell by significant securityholders” above.

Common units

The Company’s LLC Agreement authorizes the Company to issue common units equal to the number of shares of common stock of Evolent Holdings outstanding immediately following the Reorganization, plus an additional number of common units as may be issued in accordance with the terms of the LLC Agreement and the Master Investors’ Rights Agreement.

Series A preferred units

The outstanding series A preferred units were issued to Evolent Holdings in the Reorganization.

In August 2013, prior to the Reorganization, Evolent, Inc. repurchased 50,000 shares of series A preferred stock from a customer for $0.1 million in cash and the forgiveness and discharge by the Company of $0.2 million in amounts due under a contract with the customer.

In July 2014, Evolent Holdings repurchased 75,000 shares of series A preferred stock from a customer for an aggregate purchase price of $1.5 million. Evolent LLC repurchased 75,000 shares of series A preferred units from Evolent Holdings for the same value.

Series B preferred units

In September 2013, the Company entered into the Series B Preferred Security Purchase Agreement, which authorized the issuance of 6,510,860 series B preferred units, all of which were issued and outstanding as of March 31, 2015 (unaudited), December 31, 2014 and 2013. The series B preferred units were issued in

Evolent Health LLC

Notes to financial statements

September 2013 in exchange for cash proceeds of $76.2 million and the conversion of $23.8 million of convertible notes issued by Evolent Health, Inc., including accrued interest of $0.8 million. Of the outstanding series B preferred units, 1,616,844 are held by Evolent Holdings and the remaining units were issued to The Advisory Board and TPG Growth II, LP (“TPG”).

Series B-1 preferred units

In January 2014, Evolent Holdings issued 65,105 shares of series B-1 preferred stock to a customer of Evolent LLC for aggregate proceeds of $1.0 million paid to Evolent LLC. Evolent LLC issued 65,105 series B-1 preferred units to Evolent Holdings in exchange for these shares.

In July 2014, Evolent Holdings issued 25,000 shares of series B-1 preferred stock for zero consideration to a customer of Evolent LLC. Evolent LLC issued 25,000 series B-1 preferred units to Evolent Holdings in exchange for these shares. This stock, valued at $0.6 million, is reflected as a deferred asset on our Balance Sheets and is being recognized as a reduction to revenue over the term of the related customer’s contract, as it represents an inducement related to the entire value of the revenue contract. The value of the stock was based upon a contemporaneous valuation. As of March 31, 2015 (unaudited), $0.5 million remained as a deferred asset on our Balance Sheets.

Master Investors’ rights agreement

In connection with the Reorganization, the Investors’ Rights Agreement by and among Evolent, Inc. and certain of its shareholders was amended, restated and renamed as the Master Investors’ Rights Agreement. The Master Investors’ Rights Agreement was entered into on September 23, 2013, by the Company, Evolent Holdings, and the shareholders and members of each of the Company and Evolent Holdings. The Master Investors’ Rights Agreement provides that the Company’s Board of Directors shall initially consist of seven members, including two designees of UPMC, two designees of The Advisory Board, two designees of TPG and the Chief Executive Officer. The Master Investors’ Rights Agreement grants to UPMC, The Advisory Board and TPG the right to purchase their respective pro rata portions of certain offers of new equity securities by Evolent Holdings, and establishes certain conditions and restrictions on the transferability of Evolent Holdings’ capital stock.

Preferred unit rights and preferences

In accordance with the Company’s LLC Agreement, holders of preferred units are entitled to the following rights and preferences:

Liquidation preference

In the event of any voluntary or involuntary liquidation or winding up of the Company (the “Liquidation Event”), distribution shall be made as follows:

•	First, to the holders of series B preferred units, pro rata in proportion to the number of series B preferred units held by such holders, until the holders of such series B preferred units receive in respect of each series B preferred unit held by them, the adjusted series B liquidation preference amount;

•	Second, to the holders of series A preferred units, pro rata in proportion to the number of series A preferred units held by such holders, until the holders of such series A preferred units receive in respect of each series A preferred unit held by them, the adjusted series A liquidation preference amount;

Evolent Health LLC

Notes to financial statements

•	Third, to the holders of series B-1 preferred units, pro rata in proportion to the number of series B-1 preferred units held by such holders, until the holders of such series B-1 preferred units receive in respect of each series B-1 preferred unit held by them, the adjusted series B-1 liquidation preference amount;

•	Fourth, to the holders of common units, pro rata in proportion to the number of common units held by such holders.

As of March 31, 2015 (unaudited), the aggregate liquidation preference in respect of the series B, series A, and series B-1 preferred units were $112.2 million, $49.0 million and $1.5 million, respectively.

As of December 31, 2014, the aggregate liquidation preference in respect of the series B, series A, and series B-1 preferred units were $110.2 million, $48.2 million and $1.5 million, respectively.

Voting rights

The holders of preferred units vote together with holders of common units as a single class upon all matters submitted to a vote of members. Each preferred unit is entitled to the number of votes equal to the number of common units into which the preferred unit is at the time convertible.

Optional conversion

Each preferred unit is convertible, at the option of the holder thereof, at any time and from time to time, into such number of fully paid and non-assessable common units as determined by dividing the original issue price of the preferred unit by the applicable conversion price (initially $10.00 per unit for series A and $15.36 per unit for series B and series B-1). The conversion price is subject to certain adjustments in accordance with the LLC Agreement; however, there have been no adjustments to date.

Mandatory conversion

Each preferred unit shall automatically convert into that number of common units as is determined by dividing the original issue price of the preferred unit by the applicable conversion price, upon the occurrence of either the agreement of the holders of at least 75% of the then outstanding preferred units voting together as a single class, or the closing of the sale of Evolent Holdings’ common stock (or a successor in interest to the Company) in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, in which the gross cash proceeds to Evolent Holdings (before deduction of underwriting discount, commissions and expenses of sale) are at least $75 million and the price per share paid by the public for common stock of Evolent Holdings is at least three times the original series B issue price.

Right to sell by significant securityholders

If any time after September 23, 2018, but before September 23, 2020, any significant securityholder (i.e., The Advisory Board, UPMC or TPG) wishes to pursue a sale of the Company, and neither of the other significant securityholders (the “remaining significant securityholders”) wishes to pursue the sale process, then the selling significant securityholder shall have the right to sell and the remaining significant securityholders may purchase (or cause the Company to purchase) the units of the selling significant securityholder at the then fair value. This right applies to series A and series B preferred units. This provision provides that in certain circumstances two of the three significant securityholders can cause the Company to repurchase the selling

Evolent Health LLC

Notes to financial statements

significant securityholder’s units. As such, these shares are classified as temporary equity on the Balance Sheets. However, as the maximum number of units that the Company can be obligated to repurchase by the remaining significant securityholders is the number of units held by the significant securityholder that holds the largest number of units, this is the amount that is presented in temporary equity.

Redemption of series B-1 preferred units

The series B-1 preferred units contain a purchaser-initiated redemption that states that under certain circumstances the purchaser may force the redemption of the preferred units to the Company. As this event is not solely within the control of the Company, these preferred units are presented as temporary equity.

Dividends and distributions

The holders of preferred units are entitled to receive a preferred return for each outstanding preferred unit payable in preference and priority to the payment of distributions on common units. The preferred return accrues on a daily basis at a rate of 8% per annum from the original issuance date (and in the case of the series A preferred units, from the date of the original issuance of shares of series A preferred stock by Evolent Health, Inc.). All accrued but unpaid preferred returns are payable when, as and if declared by the Board of Directors or upon the occurrence of a liquidation event. As of March 31, 2015 (unaudited), holders of preferred units have an aggregate accrued and unpaid preferred return in respect of the series B, series A and series B-1 preferred units of $12.2 million, $10.7 million and $0.1 million, respectively. As of December 31, 2014, holders of preferred units have an aggregate accrued and unpaid preferred return in respect of the series B, series A and series B-1 preferred units of $10.2 million, $10.0 million and $0.1 million, respectively.

Allocation of profits and losses

The allocation of profits and losses to the members are based on the hypothetical liquidation at book value basis of accounting which allocates profits and losses to the shareholders based upon the value that would accrue to each shareholder at each period end based upon a theoretical liquidation at book value at that time. In accordance with the LLC Agreement, profits and losses for each year shall be allocated among the members in a manner such that the capital account balance of each such member for each class or series of units held by the member, immediately after making such allocation and after taking into account amounts specially allocated pursuant to the LLC Agreement, is as nearly as possible (limited to the amounts of profit and losses available for allocation), on a proportionate basis equal to (a) the distributions that would be made to such member with respect to each class or series of units held by the member, if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their book value, all Company liabilities were satisfied (limited with respect to each non-recourse liability to the book value of the assets securing such liability), and the net assets of the Company were distributed in accordance with the LLC Agreement to the members immediately after making such allocation, minus (b) such member’s share of the Company’s minimum gain (as defined in the LLC agreement) and such member’s share of nonrecourse debt minimum gain (as defined in the LLC agreement).

In accordance with the LLC Agreement, distributions (other than distributions in order to satisfy the income tax liabilities of the members) shall be made as follows: (i) first to the holders of series B preferred units, until such holders have received an amount per series B unit equal to $1.23 per annum, calculated from the date of issuance of each such unit (the “series B preferred return”), then (ii) to the holders of series A preferred units, until such holders have received an amount per series A unit equal to $0.80 per annum, calculated from the date of issuance

Evolent Health LLC

Notes to financial statements

by Evolent Holdings of the corresponding share of series A preferred stock (the “series A preferred return”), then (iii) to the holders of series B preferred units, until such holders have received an amount equal to the series B liquidation preference, then (iv) to the holders of series A preferred units, until such holders have received an amount equal to the series A liquidation preference, then (v) to the holders of series B-1 preferred units until such holders have received an amount per unit equal to $1.23 per annum, calculated from the date of issuance of each such unit (the “Series B-1 Preferred Return”), then (vi) to the holders of series B-1 preferred units, until such holders have received an aggregate amount equal to the original issue price of the series B-1 preferred units, then (vii) to the holders of common units, until such holders have received an amount equal to the series A liquidation preference, then (viii) to the holders of series A preferred units and common units, until such holders have received, an aggregate amount equal to the series B liquidation preference, and then (ix) to the holders of preferred units and common units pro rata based upon the number of units held by each such holder.

Issuance of common unit instrument to UPMC

The Company issued a contingent instrument to UPMC as a part of a reseller, services and non-competition agreement. In the event that certain revenue targets related to the agreement are not met during the period commencing August 31, 2011, and ending August 30, 2015, the Company must issue up to 250,000 common units to make up for the shortfall. This is considered a financial instrument that is revalued each period. Based upon the probability of meeting the revenue targets set forth in the agreement, it has been determined that the fair value of the financial instrument was zero as of March 31, 2015 (unaudited), December 31, 2014 and 2013. As of March 31, 2015 (unaudited), the Company had met the revenue target commitment.

5. Debt

During the period from January 2013, through September 2013, interim funding was provided to the Company from existing investors in the form of convertible term notes bearing interest at a rate of 8% per annum, with such interest accruing on a daily basis and compounded annually. The total principal amount of the interim funding provided was $23.0 million. Total interest expense and accrued interest associated with these convertible notes was $0.8 million. On the closing of the series B financing on September 23, 2013, the convertible notes and accrued interest were converted into series B preferred units or shares of series B preferred stock, as applicable, on a dollar for dollar basis. As of March 31, 2015 (unaudited), December 31, 2014 and 2013, the Company had no debt outstanding.

6. Investments

The following summarizes our investments (in thousands):

	As of March 31, 2015
	(unaudited)
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. agency obligations	$12,003	$5	$—	$12,008

Evolent Health LLC

Notes to financial statements

	As of December 31, 2014
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. agency obligations	$24,069	$—	$4	$24,065
Certificates of deposits	1,750	—	—	1,750
U.S. Treasury bills	600	—	—	600

Total investments	$26,419	$—	$4	$26,415

	As of December 31, 2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Certificates of deposits	$1,750	$—	$—	$1,750
U.S. Treasury bills	602	—	—	602

Total investments	$2,352	$—	$—	$2,352

U.S. agency obligations, certificates of deposit and U.S. Treasury bills are classified as held-to-maturity based on our intent and ability to hold. As of December 31, 2013, the Company held these investments to secure a letter of credit related to its leased space. There were no identified events or changes in circumstances that had a significant adverse effect on the values of these investments. If there was evidence of a decline in value, which is other than temporary, the amounts would be written down to their estimated recoverable value.

Contractual maturities

The contractual maturities of our held-to-maturity investments (in thousands) were as follows:

	As of March 31, 2015
	(unaudited)
	Amortized cost	Fair value
Due in one year or less	$12,003	$12,008
Due after one year	—	—

Total	$12,003	$12,008

	As of December 31, 2014
	Amortized cost	Fair value
Due in one year or less	$26,419	$26,415
Due after one year	—	—

Total	$26,419	$26,415

	As of December 31, 2013
	Amortized cost	Fair value
Due in one year or less	$—	$—
Due after one year	2,352	2,352

Total	$2,352	$2,352

Evolent Health LLC

Notes to financial statements

7. Property and equipment, net

The following summarizes our property and equipment (in thousands):

	As of March 31,	As of December 31,
	2015	2014	2013
	(unaudited)
Leasehold improvements	$8,246	$8,246	$5,852
Furniture and equipment	2,419	2,419	1,589
Computer hardware	756	756	593
Internal-use software development costs	17,850	15,337	7,594

Total property and equipment	29,271	26,758	15,628
Accumulated depreciation and amortization	(5,169)	(3,984)	(1,337)

Total property and equipment, net	$24,102	$22,774	$14,291

The Company capitalized $2.5 million, $1.5 million, $7.7 million and $7.6 million of these internal-use software development costs for the three months ended March 31, 2015 and 2014 (unaudited), and the years ended December 31, 2014 and 2013, respectively. The net book value of capitalized internal-use software development costs was $16.1 million, $14.2 million and $7.5 million as of March 31, 2015 (unaudited), December 31, 2014 and 2013, respectively.

Depreciation expense related to property and equipment was $1.2 million, $0.5 million, $2.7 million and $1.2 million for the three months ended March 31, 2015 and 2014 (unaudited), and the years ended December 31, 2014 and 2013, respectively, of which amortization expense related to capitalized internal-use software development costs was $0.7 million, $0.1 million, $1.0 million and $0.1 million for the three months ended March 31, 2015 and 2014 (unaudited), and the years ended December 31, 2014 and 2013, respectively.

8. Intangible assets, net

UPMC contributed to the Company a software license for use and resale as part of its service offerings valued at $3.0 million and a five year useful life. The Company utilized the contributed software for its ongoing customers while also developing a proprietary platform, Identifi. The new platform went live in October 2014 at which time the Company estimated that all customers would be migrated to the new platform by April 2015; however, the estimated migration date was revised to July 2015 in the first quarter of 2015. In order to appropriately reflect the change in use of the contributed software, the Company revised the expected useful life of the contributed software license to conclude in July 2015. Details of our intangible asset (in thousands) are presented below:

	As of March 31, 2015
	(unaudited)
	Gross carrying amount	Accumulated amortization	Net carrying value
Software	$2,952	$(2,583)	$369

	As of December 31, 2014
	Gross carrying amount	Accumulated amortization	Net carrying value
Software	$2,952	$(2,305)	$647

Evolent Health LLC

Notes to financial statements

	As of December 31, 2013
	Gross carrying amount	Accumulated amortization	Net carrying value
Software	$2,952	$(1,378)	$1,574

Amortization expense related to intangible assets for the three months ended March 31, 2015 and 2014 (unaudited), and the years ended December 31, 2014 and 2013, was $0.3 million, $0.1 million, $0.9 million and $0.6 million, respectively. The remaining unamortized balance as of March 31, 2015 will be amortized during 2015.

9. Commitments and Contingencies

UPMC reseller agreement

The Company and UPMC are parties to a Reseller, Services and Non-Competition Agreement, dated August 31, 2011 (the “Original UPMC Reseller Agreement”), which was amended and restated by the parties on June 27, 2013 (as so amended, the “UPMC Reseller Agreement”). Under the terms of the UPMC Reseller Agreement, UPMC has appointed the Company as a non-exclusive reseller of certain services, subject to certain conditions and limitations specified in the UPMC Reseller Agreement. If the Company fails to generate minimum revenue for UPMC as a result of the provision of services during the four year period ending August 31, 2015, UPMC shall be entitled to receive, for no consideration, up to 250,000 common units, based on a formula set forth in the UPMC Reseller Agreement. In consideration for the Company’s obligations under the UPMC Reseller Agreement and subject to certain conditions described therein, UPMC has agreed not to sell certain products and services directly to the Company’s customers and top prospects. As of December 31, 2014, the Company expected to surpass the minimum revenue threshold under this agreement by the first quarter 2015. As of March 31, 2015 (unaudited), the Company had met this commitment.

The Advisory Board Company reseller agreement

The Company and The Advisory Board are parties to a Services, Reseller, and Non-Competition Agreement, dated August 31, 2011 (the “Original Advisory Board Reseller Agreement”), which was amended and restated by the parties on June 27, 2013 (as so amended, the “Advisory Board Company Reseller Agreement”). Under the terms of the Advisory Board Company Reseller Agreement, The Advisory Board shall provide certain services to the Company on an as-requested basis. The Company met its obligation to purchase $0.2 million during the first year of the agreement. In addition, The Advisory Board has a right of first offer to provide certain specified services during the term of the Agreement. Lastly, under the Advisory Board Company Reseller Agreement, the Company and The Advisory Board agreed to forego the establishment of a Value-Based Care Innovation Center (the “Center”), which had been contemplated by the Original The Advisory Board Reseller Agreement and pursuant to which the Company would pay The Advisory Board for the provision of services during the first two years of the Center’s operation. In lieu of the establishment of the Center, the Company agreed to purchase and did purchase an additional $1.0 million of services from The Advisory Board prior to August 31, 2014. As of December 31, 2014, the Company had met this commitment.

Evolent Health LLC

Notes to financial statements

Contingencies

Litigation matters

The Company is involved in various pending or threatened legal proceedings. Due to the unpredictable nature of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time is normally difficult to ascertain.

We establish liabilities for litigation loss contingencies when information related to the loss contingencies shows both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

It is possible that some matters could require us to pay damages or make other expenditures or establish accruals in amounts that could not be estimated. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known to management, management does not believe any such charges are likely to have a material adverse effect on the Company’s financial condition.

Commitments

Lease commitments

The Company entered into a lease agreement for its office location in Arlington, Virginia on December 10, 2012. In connection with the lease, the Company is required to maintain a $2.0 million letter of credit which declines annually throughout the term of the lease as a guarantee of scheduled rent payments under the lease. On March 1, 2013, the Company amended the lease to include an additional floor, an additional 29,120 square feet. In conjunction with the amendment commencing March 1, 2013, the Company was required to hold an additional $1.7 million in restricted cash for the additional space. On April 1, 2014, the Company amended the lease to include an additional floor, an additional 27,813 square feet. As of March 31, 2015 (unaudited) and December 31, 2014, the letter of credit balance in connection with the lease was $3.7 million.

Total rental expense on operating leases for the three months ended March 31, 2015 and 2014 (unaudited), and for the years ended December 31, 2014 and 2013, was $1.0 million, $0.8 million, $3.3 million and $1.5 million, respectively. Future minimum rental commitments (in thousands) as of December 31, 2014, were as follows:

2015	$2,866
2016	3,254
2017	3,335
2018	3,418
2019	3,504
Thereafter	3,592

Total	$19,969

Indemnifications

The Company’s managed service agreements generally include a provision by which the Company agrees to defend its customers against third party claims (a) for death, bodily injury, or damage to personal property caused by Company negligence or willful misconduct, (b) by former or current Company employees arising from

Evolent Health LLC

Notes to financial statements

such managed service agreements, (c) for intellectual property infringement under specified conditions, and (d) for Company violation of applicable laws, and to indemnify them against any damages and costs awarded in connection with such claims. To date, the Company has not incurred any material costs as a result of such warranties and indemnities and has not accrued any liabilities related to such obligations in the accompanying financial statements.

Registration rights agreement

The Company entered into a Master Investors’ Rights Agreement with its preferred shareholders. Pursuant to this agreement, the Company has granted the preferred shareholders certain registration rights which obligate the Company to file registration statements in the future with respect to the registration of the common shares underlying the preferred units.

Credit and concentration risk

The Company is subject to significant concentrations of credit risk related to cash and cash equivalents, short term investments and accounts receivable. The Company’s cash and cash equivalents and short term investments are held at financial institutions that management believes to be of high credit quality. While the Company maintains its cash and cash equivalents and short term investments with financial institutions with high credit ratings, it often maintains these deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses on cash and cash equivalents and short term investments to date. The following table summarizes those customers who represented at least 10% of our revenues or accounts receivable for the periods presented:

	As of March 31,	As of December 31,		For the three months ended March 31,		For the years ended December 31,
	2015	2014	2013	2015	2014	2014	2013
	(unaudited)			(unaudited)
	Accounts receivable			Revenues
Customer A	*	10%	*	10%	*	*	11%
Customer B	12%	*	12%	12%	13%	14%	11%
Customer C	35%	37%	14%	17%	13%	16%	30%
Customer D	12%	17%	34%	21%	24%	21%	16%
Customer E	22%	15%	36%	18%	34%	25%	13%
Customer F	*	14%	*	*	*	*	*

*	Represents less than 10% of the respective balance

The Company is subject to significant concentration risk as a significant portion of our revenues are derived from services provided to our customers on our behalf by UPMC. UPMC is a founding investor in our organization and we have entered into a long-term agreement with them to conduct these services on our behalf; however, in the event of a disruption in service from UPMC, our revenues would be adversely impacted while we obtained a replacement partner.

10. Common stock and stock-based compensation

Evolent Holdings sponsors a stock-based incentive plan for Evolent LLC employees that provides for the issuance of stock options and restricted stock in Evolent Holdings’ common stock. Stock-based awards generally vest over a

Evolent Health LLC

Notes to financial statements

four year period and expire ten years from the date of grant. Prior to the Reorganization, stock-based compensation followed an “employee” model as the awards were granted in the Company’s stock to the Company’s employees. Subsequent to the Reorganization, the stock-based compensation awards are granted in the stock of the Company’s equity-method investor, Evolent Holdings, to employees of Evolent LLC. As such, the Company is required to use a “non-employee” model for recognizing stock-based compensation, which requires the awards to be marked-to-market through net income at the end of each reporting period until vesting occurs.

Under the Company’s Amended and Restated Operating Agreement, the Company is required to issue an identical amount of common units to Evolent Holdings in exchange for its underlying stock. As a result, the Company records a capital contribution from Evolent Holdings each time a stock award is granted. We issue new units to satisfy option exercises.

The 2011 Equity Incentive Plan was amended on September 23, 2013, to increase the number of shares authorized to 2,285,317 shares of Evolent Holdings common stock. As of March 31, 2015 (unaudited) and December 31, 2014, 1,278,100 and 1,039,100 stock options, respectively, and 943,810 shares of restricted stock of Evolent Holdings have been issued under the Plan.

Common stock valuation

The historical valuations of Evolent Holdings’ common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of a public trading market, we considered all relevant facts and circumstances known at the time of valuation, made certain assumptions based on future expectations and exercised significant judgment to determine the fair value of Evolent Holdings’ common stock. The factors considered in determining the fair value include, but are not limited to the following:

•	Valuations of Evolent Holdings’ common stock;

•	Recent issuances of preferred stock, as well as the rights, preferences and privileges of our preferred stock relative to its common stock;

•	Evolent Holdings’ historical financial results and estimated trends and projections for Evolent Holdings’ future operating and financial performance;

•	Likelihood of achieving a liquidity event, such as an initial public offering or sale of Evolent Holdings, given prevailing market conditions;

•	The market performance of comparable, publicly-traded companies; and

•	The overall economic and industry conditions and outlook.

Prior to December 31, 2014, when estimating the value of Evolent Holdings’ common stock, our Board of Directors determined the equity value of the business by primarily considering income-based approaches. The income-based approach estimates value based on the expectation of future cash flows that a company will generate and the residual value of the company after the forecasted period. The future cash flows are discounted using a discount rate derived based upon venture capital rates commensurate with Evolent Holdings’ risk profile. Additionally, we applied a discount to recognize the lack of marketability due to being a closely held company. Finally, we estimated the time to a future liquidity event at each valuation date based upon our expectations at each valuation date.

Evolent Health LLC

Notes to financial statements

As of and subsequent to December 31, 2014, we utilized a probability-weighted expected return method (“PWERM”) to determine the value of Evolent Holdings’ common stock due to the three distinct liquidity events considered as of the valuation date. An analysis of the future values of Evolent Holdings was performed for each of the potential liquidity events, and the value of the common stock was determined for each liquidity event at the time of each liquidity event and discounted back to the present using a risk-adjusted discount rate. The present values of the common stock under each liquidity event were then weighted based on the probability of each outcome occurring to determine the value of the common stock. We utilized a combination of the income-based approach and market approach for the distinct liquidity events. A discounted cash flow analysis was used for the income approach. Under the market approach, a market multiple was selected based on the estimated exit timing.

In order to determine the fair value of Evolent Holdings’ common stock, we generally first determine Evolent Holdings’ business enterprise value (“BEV”) and then allocate the BEV to each element of Evolent Holdings’ capital structure (preferred stock, common stock and options). Evolent Holdings’ indicated BEV at each valuation date was allocated to the shares of preferred stock, common stock and options using the Black-Scholes option pricing model. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable, publicly-traded companies and estimates of expected term were based on the estimated time to a liquidity event.

Total compensation expense (in thousands) by award type and line item in our Statements of Operations and Comprehensive Loss were as follows:

	For the three months ended March 31,		For the years ended December 31,
	2015	2014	2014	2013
	(unaudited)
Stock options	$4,480	$—	$3,125	$—
Restricted stock	3,539	1,428	7,966	1,235

Total	$8,019	$1,428	$11,091	$1,235

	For the three months ended March 31,		For the years ended December 31,
	2015	2014	2014	2013
	(unaudited)
Cost of revenue	$439	$98	$758	$86
Selling, general and administrative expenses	7,580	1,330	10,333	1,149

Total	$8,019	$1,428	$11,091	$1,235

Total unrecognized compensation expense (in thousands) and expected weighted-average life (in years) by award type were as follows:

	For the three months ended March 31, 2015		For the year ended December 31, 2014
	(unaudited)
	Expense	Weighted- Average Period	Expense	Weighted- Average Period
Stock options	$22,584	3.05	$11,438	3.09
Restricted stock	4,299	0.90	4,072	1.21

Total	$26,883		$15,510

Evolent Health LLC

Notes to financial statements

Stock options

The option price assumptions used in determining the fair value at the grant date for our stock option awards granted during the periods presented were as follows:

	For the three months ended March 31, 2015	For the year ended December 31, 2014
	(unaudited)
Weighted-average fair value per option granted	$10.46	$7.48

Assumptions:
Expected life (in years)	6.25 - 6.75	6.25
Expected volatility	35%	35%
Risk-free interest rate	1.4 - 1.8%	1.8 - 2.0%
Dividend yield	0%	0%

No options were granted during 2013 or 2012.

The fair value of options is determined using a Black-Scholes options valuation model at the grant date and the balance sheet date. The dividend rate is based on the expected dividend rate during the expected life of the option. Expected volatility is based on the historical volatility of a peer group of public companies over the most recent period commensurate with the estimated expected term of the Company’s awards. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life of the options granted represents the weighted-average period of time from the grant date to the date of exercise, expiration or cancellation based on the midpoint convention.

Information with respect to our stock options (aggregate intrinsic value shown in thousands) was as follows:

	Shares	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic value
Outstanding at December 31, 2013	—	$—
Granted	1,039,100	15.36
Exercised	(3,000)	15.36

Outstanding at December 31, 2014	1,036,100	15.36	9.36	$12,537
Granted (unaudited)	246,500	27.46
Forfeited (unaudited)	(7,500)	15.36

Outstanding as of March 31, 2015 (unaudited)	1,275,100	$17.70	9.25	$31,726

Vested and expected to vest after March 31, 2015 (unaudited)	1,211,345	$17.70	9.25	$30,139

Exercisable at March 31, 2015 (unaudited)	195,900	$15.36	9.01	$5,332

The total fair value of options vested during the three months ended March 31, 2015 and 2014 (unaudited), and the years ended December 31, 2014 and 2013, was $0.5 million, zero, $2.3 million and zero, respectively. The total intrinsic value of options exercised during the three months ended March 31, 2015 and 2014 (unaudited), and the years ended December 31, 2014 and 2013, was zero, zero, less than $0.1 million and zero, respectively.

Evolent Health LLC

Notes to financial statements

Restricted stock

As of March 31, 2015 (unaudited), December 31, 2014 and 2013, the Company issued 943,810, 943,810 and 956,506 common units, respectively, to Evolent Holdings, in connection with the issuance by Evolent Holdings of shares of its common stock to employees of the Company. These shares were issued in the form of restricted stock awards. The awards, which vest ratably over a four year period, were issued to the respective employees for no consideration. The aggregate value of the units issued to Evolent Holdings in connection with each restricted stock award is recognized as compensation expense over the vesting period.

Information with respect to our restricted stock awards was as follows:

	Shares	Weighted-average grant-date fair value
Outstanding as of December 31, 2013	568,749	$0.60
Vested	(237,105)	0.59
Forfeited	(12,696)	1.22

Outstanding as of December 31, 2014	318,948	0.59
Vested (unaudited)	(83,973)	0.53

Outstanding as of March 31, 2015 (unaudited)	234,975	$0.56

11. Income taxes

After the Reorganization, the Company is no longer a taxable entity as it was converted from a corporation to a partnership. As a result of the reorganization, the Company no longer recognizes deferred tax assets and liabilities.

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

For financial reporting purposes, loss before income tax is derived from domestic sources. The current provision and deferred benefit for taxes on income for the period ending December 31, 2013, was less than $0.1 million, and pertains entirely to the period during 2013 for which the Company was classified and treated as a corporation. No income tax expense or benefit has been recorded within these financial statements for the period during 2013 for which the Company was classified and treated as a partnership.

The effective tax rate for the three months ending March 31, 2015 and 2014 (unaudited), and the years ended December 31, 2014 and 2013, was 0%. The effective tax rate varies from the U.S. statutory rate due to the impact of the valuation allowance.

As of each applicable period-end, the Company has not recognized any uncertain tax positions, penalties or interest as we have concluded that no such positions exist. The Company is not currently subject to income tax audits in any U.S. or state jurisdictions for any tax year.

Evolent Health LLC

Notes to financial statements

12. Defined contribution plan

We sponsor a tax-qualified 401(k) retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. We make matching contributions to the plan in accordance with the plan documents and various limitations under Section 401(a) of the Internal Revenue Code of 1986, as amended. Expenses for these plans were $1.0 million, $0.6 million, $2.3 million and $1.1 million, for the three months ended March 31, 2015 and 2014 (unaudited) and the years ended December 31, 2014 and 2013, respectively.

13. Accrued liabilities

Details of accrued liabilities (in thousands) are presented below:

	As of March 31,	As of December 31,
	2015	2014	2013
	(unaudited)
Accrued salaries and benefits	$5,095	$14,305	$7,993
Self-insurance liability	1,297	1,156	—
Other accrued liabilities	5,371	2,717	2,295

Total accrued liabilities	$11,763	$18,178	$10,288

During 2014, the Company began to self-insure for certain levels of medical, and dental coverage. Our self-insurance liability includes the estimated costs of these self-insurance programs at the present value of projected settlements based on history of settled claims, including payment patterns and the fixed nature of the individual settlements. We incurred claims of $2.1 million, $0.8 million and $6.4 million for the three months ended March 31, 2015 and 2014 (unaudited), and the year ended December 31, 2014, respectively. We paid claims of $1.3 million, $0.6 million and $5.3 million for the three months ended March 31, 2015 and 2014 (unaudited), and the year ended December 31, 2014, respectively.

14. Related parties

The Company works closely with both of its founding shareholders, The Advisory Board and UPMC. The relationship with The Advisory Board is centered on educating health system CEOs on innovations in the healthcare space. In return, the Company makes valuable connections with CEOs of health systems that could then become customers. The Company’s relationship with UPMC is a more traditional subcontractor one where UPMC has agreed to execute certain tasks necessary to deliver on the Company’s customer commitments.

As of March 31, 2015 (unaudited), the Company had no accounts receivable due from The Advisory Board or UPMC. The Company had accounts payable and accrued expenses of $0.1 million due to The Advisory Board. The Company had accounts payable and accrued expenses of $13.4 million to UPMC as of March 31, 2015 (unaudited), of which $6.1 million related to pharmacy benefit management services which was partially offset by $2.9 million held in restricted cash designated expressly for those payables. Total expenses attributable to The Advisory Board for the three months ended March 31, 2015 and 2014 (unaudited), were $0.2 million and less than $0.1 million, respectively. Total expenses attributable to UPMC for the three months ended March 31, 2015 and 2014 (unaudited), were $6.8 million and $3.4 million, respectively.

Evolent Health LLC

Notes to financial statements

As of December 31, 2014, the Company had no accounts receivable due from The Advisory Board or UPMC. The Company had no accounts payable or accrued expenses due to The Advisory Board and accounts payable and accrued expenses of $4.9 million to UPMC as of December 31, 2014. Total expenses attributable to The Advisory Board and UPMC for the year ended December 31, 2014, were $0.2 million and $14.5 million, respectively.

As of December 31, 2013, the Company had no accounts receivable due from The Advisory Board or UPMC. The Company had no accounts payable or accrued expenses to The Advisory Board and accounts payable and accrued expenses of $1.0 million to UPMC as of December 31, 2013. Total expenses attributable to The Advisory Board and UPMC for the year ended December 31, 2013, were $0.8 million and $1.9 million, respectively.

During 2012, the Company sold preferred series A shares to certain customers for strategic purposes while concurrently entering into revenue contracts with those customers. The Company concluded the $4.5 million in gross proceeds collected for those shares represented fair value of the shares at the time of sale. The Company recognized $9.8 million, $4.0 million, $23.3 million and $17.2 million of revenue related to these customers for the three months ended March 31, 2015 and 2014 (unaudited), and the years ended December 31, 2014 and 2013, respectively. As of March 31, 2015 (unaudited), December 31, 2014 and 2013, the Company had accounts receivable balances of $6.0 million, $4.4 million and $1.5 million, respectively, related to these customers.

In January 2014, Evolent Holdings issued shares of series B-1 preferred stock to a customer for strategic purposes while the Company concurrently entered into a revenue contract with the customer. The Company issued an identical number of membership units to Evolent Holdings and recorded the proceeds in the form of a capital contribution. Based on a contemporaneous valuation, the Company concluded that the $1.0 million in gross proceeds was consistent with fair value. As of and for the three months ended March 31, 2015 (unaudited), the Company had accounts receivable of $1.7 million and recognized $4.5 million of revenue related to this customer. As of and for the year ended December 31, 2014, the Company had accounts receivable of less than $0.1 million and recognized $14.4 million of revenue related to this customer.

In July 2014, Evolent Holdings repurchased 75,000 shares of series A preferred stock from a customer while the Company concurrently negotiated terms of a revenue arrangement. The Company repurchased an identical number of membership units for the same value from Evolent Holdings. Based on a contemporaneous valuation, the Company concluded that the repurchase was consistent with fair value. Additionally, Evolent Holdings issued 25,000 shares of series B-1 preferred stock to the same customer of the Company for no consideration while the Company concurrently negotiated terms of a revenue arrangement. The Company issued an identical number of membership units to Evolent Holdings. As this occurred concurrently with the revenue negotiation, this was determined to represent an inducement related to the revenue contract, and the fair value of the shares issued will be recorded as a reduction to revenue over the term of the revenue agreement. As of March 31, 2015 (unaudited), the Company recorded a current asset of $0.1 million and a non-current asset of $0.4 million related to this inducement. As of and for the three months ended March 31, 2015 (unaudited), the Company had accounts receivable of $4.9 million and recognized $6.2 million, respectively, of revenue related to this customer, which are included in the amounts noted above for our series A affiliates.

15. Subsequent events

The Company completed its subsequent events assessment through March 2, 2015. No material subsequent events were identified.

Evolent Health LLC

Notes to financial statements

16. Subsequent events (unaudited)

In April 2015, the Company amended its existing platform and operations agreement with one of its customers. The amended agreement reduces the contractually guaranteed revenue over the service period and provides the customer with a 60-day put option expiring on May 31, 2015, to require Evolent Holdings to repurchase the customer’s preferred shares for $42.58 per share for a total of $10.6 million. The put option was exercised on April 27, 2015. However, certain existing investors assumed this obligation and will repurchase the shares directly from the customer. As a result, there was no impact to the Company’s financial statements as a result of the put option.

On May 1, 2015, the Company amended the Advisory Board Company Reseller Agreement which extended the term of the agreement and provides for additional services to the Company on an ongoing basis.

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of Evolent Health Holdings, Inc.,

In our opinion, the accompanying balance sheets and the related statements of operations and comprehensive income (loss), of changes in shareholders’ equity (deficit) and redeemable preferred stock and of cash flows present fairly, in all material respects, the financial position of Evolent Health Holdings, Inc. at December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the financial statements reflect the consolidated results of the Company and its subsidiary through September 23, 2013, and reflect the results of the subsidiary as an equity method investment subsequent to that date due to the deconsolidation described in Note 1 to the financial statements.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia

March 6, 2015

Evolent Health Holdings, Inc.

Balance sheets

(in thousands, except share data)

	As of March 31, 2015	As of December 31,
		2014	2013
	(unaudited)

ASSETS
Current deferred tax assets, net	$1,074	$1,074	$—

Total current assets	1,074	1,074	—
Equity method investment	33,903	37,203	50,940

Total assets	$34,977	$38,277	$50,940

LIABILITIES, REDEEMABLE PREFERRED STOCK, AND SHAREHOLDERS’ EQUITY (DEFICIT)

Liabilities
Non-current deferred tax liabilities, net	$1,074	$1,074	$—

Total liabilities	1,074	1,074	—

Commitments and contingencies (See Note 9)

Redeemable Preferred Stock
Series A redeemable preferred stock—1,975,000 shares authorized, issued and outstanding; liquidation value of $25,414, $25,018 and $23,438 as of March 31, 2015 (unaudited), December 31, 2014 and 2013, respectively	12,847	12,847	12,847
Series B redeemable preferred stock—1,616,844 shares authorized, issued and outstanding; liquidation value of $27,855, $27,359 and $25,372 as of March 31, 2015 (unaudited), December 31, 2014 and 2013, respectively	24,833	24,833	24,833
Series B-1 redeemable preferred stock—488,281 shares authorized; 90,105 shares issued and outstanding; liquidation value of $1,506 and $1,478 as of March 31, 2015 (unaudited) and December 31, 2014, respectively; no shares authorized, issued and outstanding as of December 31, 2013	1,593	1,593	—

Total redeemable preferred stock	39,273	39,273	37,680

Shareholders’ equity (deficit)
Series A preferred stock—$.001 par value; 1,925,000 shares authorized; 1,850,000, 1,850,000 and 1,925,000 shares issued and outstanding; liquidation value of $23,570, $23,200 and $22,555 as of March 31, 2015 (unaudited), December 31, 2014 and 2013, respectively	2	2	2
Class A common stock—$.001 par value; 8,453,202, 8,453,202 and 13,319,005 shares authorized; 1,011,871, 1,011,871 and 956,506 shares issued and outstanding as of March 31, 2015 (unaudited), December 31, 2014 and 2013, respectively	1	1	—
Additional paid-in-capital	31,752	23,733	13,818
Accumulated deficit	(37,125)	(25,806)	(560)

Total shareholders’ equity (deficit)	(5,370)	(2,070)	13,260

Total liabilities, redeemable preferred stock and shareholders’ equity (deficit)	$34,977	$38,277	$50,940

See accompanying Notes to Financial Statements

Evolent Health Holdings, Inc.

Statements of operations and comprehensive income (loss)

(in thousands, except per share data)

	For the three months ended March 31,		For the years ended December 31,
	2015	2014	2014	2013
	(unaudited)

Revenue
Transformation(1)	$—	$—	$—	$22,130
Platform and operations(1)	—	—	—	3,541

Total revenue	—	—	—	25,671

Expenses
Cost of revenue (exclusive of depreciation and amortization presented separately below)(1)	—	—	—	30,018
Selling, general and administrative expenses(1)	—	—	—	15,600
Depreciation and amortization expenses	—	—	—	1,208

Total operating expenses	—	—	—	46,826

Operating income (loss)	—	—	—	(21,155)
Interest (income) expense, net	—	—	—	820
Other (income) expense, net	—	—	—	(1)
Gain on deconsolidation	—	—	—	46,246
Income (loss) from equity investees	(11,319)	(5,442)	(25,246)	(4,241)

Income (loss) before income tax	(11,319)	(5,442)	(25,246)	20,031
Income tax expense (benefit)	—	—	—	8

Net income (loss) and comprehensive income (loss)	$(11,319)	$(5,442)	$(25,246)	$20,023

Earnings (Loss) Available to Common Shareholders
Basic	$(12,609)	$(6,737)	$(31,137)	$2,418
Diluted	(12,609)	(6,737)	(31,137)	2,957

Earnings (Loss) per Common Share
Basic	$(16.88)	$(13.38)	$(53.83)	$10.03
Diluted	(16.88)	(13.38)	(53.83)	3.96

Weighted-Average Common Shares Outstanding
Basic	747.0	503.7	578.4	241.0
Diluted	747.0	503.7	578.4	746.9

(1)Amounts incurred from affiliates included in the line items above:
Transformation	$—	$—	$—	$9,078
Platform and operations	—	—	—	3,542
Cost of revenue (exclusive of depreciation and amortization presented separately above)	—	—	—	910
Selling, general and administrative expenses	—	—	—	686

See accompanying Notes to Financial Statements

Evolent Health Holdings, Inc.

Statements of cash flows

(in thousands)

	For the three months ended March 31,		For the years ended December 31,
	2015	2014	2014	2013
	(unaudited)

Cash Flow from Operating Activities
Net income (loss)	$(11,319)	$(5,442)	$(25,246)	$20,023
Adjustments to reconcile net income (loss) to net cash provided by (used in)operating activities:
Depreciation and amortization expense	—	—	—	1,208
Non-cash interest expense	—	—	—	827
Stock-based compensation expense	—	—	—	91
Loss from equity method investees	11,319	5,442	25,246	4,241
Gain on deconsolidation	—	—	—	(46,246)
Change in assets and liabilities:
Change in accounts receivable	—	—	—	(8,670)
Change in prepaid expenses and other current assets	—	—	—	(2,162)
Change in accounts payable	—	—	—	(843)
Change in accrued liabilities	—	—	—	5,337
Change in deferred revenue	—	—	—	8,677
Change in deferred rent and other current liabilities	—	—	—	3,888

Net cash provided by (used in) operating activities	—	—	—	$(13,629)

Cash Flows from Investing Activities
Purchase of property and equipment	—	—	—	(10,438)
Transfer of cash upon deconsolidation	—	—	—	(15,521)
Change in restricted cash	—	—	—	50

Net cash provided by (used in) investing activities	—	—	—	$(25,909)

Cash Flows from Financing Activities
Proceeds from issuance of series B preferred stock	—	—	—	11,386
Repurchase of series A preferred stock	—	—	—	(100)
Proceeds from issuance of convertible notes	—	—	—	23,000

Net cash provided by (used in) financing activities	—	—	—	$34,286

Net increase (decrease) in cash and cash equivalents	—	—	—	(5,252)
Cash and cash equivalents at beginning-of-year	—	—	—	5,252

Cash and cash equivalents as of end-of-year	$—	$—	$—	$—

Supplemental Disclosure of Non-cash Investing and Financing Activities
Non-cash settlement of accounts receivable through reacquisition of series A preferred stock	$—	$—	$—	$219
Conversion of accrued interest from convertible notes to equity	—	—	—	469
Conversion of convertible notes to equity	—	—	—	12,978
Non-cash repurchase of series A preferred stock	—	—	(1,500)	—
Non-cash issuance of series B-1 preferred stock	—	1,000	1,593	—
Non-cash issuance of class A common stock	—	279	325	—
Non-cash contribution of common stock to Evolent LLC	8,019	1,428	11,091	1,235

See accompanying notes to financial statements

Evolent Health Holdings, Inc.

Statements of changes in shareholders’ equity (deficit) and redeemable preferred stock

(in thousands)

	Series A redeemable preferred stock		Series B redeemable preferred stock		Series B-1 redeemable preferred stock		Total redeemable preferred stock	Series A preferred stock		Class A common stock		Additional paid-in capital	Retained earnings (accumulated deficit)	Total equity (deficit)
	Share	Amount	Share	Amount	Shares	Amount		Share	Amount	Shares	Amount

Balance as of December 31, 2012	—	$—	—	$—	—	$—	$—	3,950	$4	943	$—	$25,780	$(20,583)	$5,201
Repurchase of preferred stock	—	—	—	—	—	—	—	(50)	—	—	—	(319)	—	(319)
Issuance of restricted stock	—	—	—	—	—	—	—	—	—	13	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	91	—	91
Non-cash issuance of common stock to Evolent LLC	—	—	—	—	—	—	—	—	—	—	—	1,111	—	1,111
Issuance of Series B Preferred Stock	—	—	1,617	24,833	—	—	24,833	—	—	—	—	—	—	—
Reclassification to redeemable stock	1,975	12,847	—	—	—	—	12,847	(1,975)	(2)	—	—	(12,845)	—	(12,847)
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	20,023	20,023

Balance as of December 31, 2013	1,975	12,847	1,617	24,833	—	—	37,680	1,925	2	956	—	13,818	(560)	13,260

Issuance of common stock	—	—	—	—	—	—	—	—	—	68	1	324	—	325
Non-cash issuance of common stock to Evolent LLC	—	—	—	—	—	—	—	—	—	—	—	11,091	—	11,091
Repurchase of Series A Preferred Stock	—	—	—	—	—	—	—	(75)	—	—	—	(1,500)	—	(1,500)
Issuance of Series B-1 Preferred Stock	—	—	—	—	90	1,593	1,593	—	—	—	—	—	—	—
Forfeiture of restricted stock	—	—	—	—	—	—	—	—	—	(12)	—	—	—	—
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	(25,246)	(25,246)

Balance as of December 31, 2014	1,975	12,847	1,617	24,833	90	1,593	39,273	1,850	2	1,012	1	23,733	(25,806)	(2,070)

Non-cash issuance of common stock to Evolent LLC (unaudited)	—	—	—	—	—	—	—	—	—	—	—	8,019	—	8,019
Net income (loss) (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	(11,319)	(11,319)

Balance as of March 31, 2015 (unaudited)	1,975	$12,847	1,617	$24,833	90	$1,593	$39,273	1,850	$2	1,012	$1	31,752	$(37,125)	$(5,370)

See accompanying Notes to Financial Statements

Evolent Health Holdings, Inc.

Notes to financial statements

1. Organization

Evolent Health Holdings, Inc. (“Evolent Holdings” or the “Company,” which also may be referred to as “we,” “our” or “us”) is a holding company that owns an equity interest in Evolent Health Limited Liability Corporation (“LLC”) (“Evolent LLC”) which is a managed services firm that supports integrated health systems in their migration toward value-based care and population health management. Evolent LLC’s services include providing customers with a robust population management platform, integrated data and analytics capabilities, pharmacy benefit management services and comprehensive health plan administration services. Together these services enable health systems to manage patient health in a more cost-effective manner without sacrificing quality. Evolent LLC’s contracts are structured as a combination of advisory fees, monthly member service fees and gain-sharing incentives. The Company’s headquarters is located in Arlington, Virginia.

The Company was originally organized as a corporation in August 2011 (as Evolent Health, Inc.) and was capitalized through contributions of cash and intangible assets in exchange for preferred stock. At the time of the formation, the founding investors, The Advisory Board Company (“The Advisory Board”) and UPMC (“University of Pittsburgh Medical Center”), each contributed $10 million in cash to Evolent Health Inc. In addition, UPMC contributed a $3 million software license for use and resale by Evolent Health, Inc. as part of its service offerings. Each party also contributed various other items, such as a business plan, and entered into various agreements with Evolent Health, Inc., such as reseller agreements. Each of these other contributions were determined to have no material value at the date of contribution and the agreements reflected terms consistent with a marketplace participant.

Reorganization

On September 23, 2013, Evolent Health, Inc. undertook a reorganization (the “Reorganization”) in connection with a new round of equity financing (the “Series B Issuance”). Evolent Health, Inc.’s Reorganization included the creation of Evolent Holdings and the conversion of Evolent Health, Inc. into Evolent LLC, a limited liability company that is treated as a partnership for tax purposes. Each outstanding share of Evolent Health, Inc.’s stock was contributed to Evolent Holdings in exchange for a like number and class of membership units in Evolent LLC. Additionally, Evolent Health Inc. convertible notes of $13.5 million held by certain existing shareholders were transferred to Evolent Holdings. The existing shareholders of Evolent Health, Inc. received shares of stock in Evolent Holdings in exchange for their interest in Evolent Health, Inc. in a like number and class of shares previously held in Evolent Health, Inc. This Reorganization represented a transaction among entities with a high degree of common ownership as both prior to and subsequent to the Reorganization, the shareholders of Evolent Holdings held the exact same economic and voting interests in Evolent Holdings and ultimately Evolent LLC that they previously held in Evolent Health, Inc. Therefore, as a result of the Reorganization, the financial statements of Evolent Holdings reflect the historical accounting of Evolent Health, Inc. through the date of the Series B Issuance on September 23, 2013.

Immediately subsequent to the Reorganization, Evolent Holdings and Evolent LLC completed the Series B issuance. This issuance consisted of Evolent Holdings selling 1,616,844 series B preferred shares to UPMC for cash proceeds of $11.4 million and conversion of its convertible notes and accrued interest of $13.5 million. Evolent Holdings contributed the proceeds of this sale to Evolent LLC in exchange for series B preferred units in Evolent LLC. In addition, Evolent LLC directly sold 4,894,016 newly issued series B preferred units to new and existing shareholders for cash proceeds of $64.8 million and conversion of outstanding convertible notes and accrued interest of $10.4 million. Additionally, Evolent LLC directly issued shares to investors other than Evolent Holdings, including a new investor.

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Notes to financial statements

Immediately following the Series B Issuance and Reorganization, Evolent Holdings owned 57% of the equity and voting interests in Evolent LLC; however, certain participating rights were granted to a new investor in Evolent LLC such that Evolent Holdings no longer controlled Evolent LLC. See Note 4 for further details regarding these rights and preferences.

As a result of this loss of control, Evolent Holdings deconsolidated Evolent LLC and recognized a gain resulting from this deconsolidation in its Statements of Operations and Comprehensive Income (Loss). Evolent Holdings exercises significant influence over Evolent LLC; therefore, Evolent LLC is reflected as an equity method investment subsequent to the Series B Issuance and a proportionate share of the income or loss of Evolent LLC’s operations is recognized in the Statements of Operations and Comprehensive Income (Loss). Subsequent to the deconsolidation, the Company prospectively ceased recording the consolidated results of Evolent LLC and recorded only its proportionate share of income or loss of Evolent LLC based upon the Master Investor Rights’ Agreement executed by the Company, Evolent LLC and each of the shareholders.

Upon the Series B issuance, the net assets of $7.8 million of Evolent LLC were deconsolidated from Evolent Holdings, an equity method investment in Evolent LLC of $54.1 million was recorded, representing the fair value of Holdings’ retained ownership in LLC, and a gain upon deconsolidation of $46.3 million was recorded. The fair value of the equity method investment was determined using customary valuation methods. The underlying assumptions including volatility, time to liquidity event and marketability were generally not observable in the marketplace, and, therefore, involved significant judgments. The gain was recorded within “Gain on deconsolidation” within the Statements of Operations and Comprehensive Income (Loss). This was a nontaxable transaction which resulted in deferred tax liabilities of $16.6 million being recorded at the date of the Series B Issuance related to the book versus tax basis differential of the equity method investment. The recording of these deferred tax liabilities resulted in the release of an equal amount of valuation allowance related to the Company’s deferred tax assets, resulting in no net impact to income tax expense.

Since its inception, the Company has incurred significant losses and cash outflows from operations. Failure to generate sufficient revenue and income could have a material adverse effect on the Company’s ability to achieve its business objectives. The Company has financed its operations through the issuance of common and preferred stock as well as convertible debt. The Company does not have cash flow requirements or obligations that would cause a concern related to the Company’s ability to continue as a going concern. The Company believes it has sufficient liquidity for the next 12 months as of March 31, 2015.

2. Basis of presentation and summary of significant accounting policies

Basis of presentation

The accompanying financial statements are prepared in accordance with United States of America generally accepted accounting principles (“GAAP”). Our GAAP policies, which significantly affect the determination of financial condition, results of operations and cash flows are summarized below.

Summary of significant accounting policies

Principles of consolidation

The accompanying financial statements include the accounts of Evolent Health Holdings.

Evolent Health Holdings, Inc.

Notes to financial statements

Through the date of the Reorganization, the Company recorded the results of Evolent Health, Inc. on a consolidated basis. All intercompany transactions and balances have been eliminated in consolidation.

Subsequent to the Reorganization, the Company uses the equity method of accounting for its investments in affiliates in which the Company has the ability to significantly influence, but not control, the affiliates’ operations. In accordance with the equity method of accounting, the Company’s carrying amount of its investment is initially recorded at cost and is increased to reflect its proportionate share of the affiliate’s income and is reduced to reflect its proportionate share of the affiliate’s losses. The Company’s investment is also increased to reflect contributions to, and decreased to reflect distributions received from, the affiliate. Any excess of the amount of the Company’s investment over the amount of the underlying equity in each affiliate’s net assets is amortized over a period reflective of the affiliate’s depreciable and amortizable assets.

Accounting estimates and assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included in the accompanying financial statements are estimates including, but not limited to the following: recoverability of our equity investment in Evolent LLC, revenue recognition, discounts and credits, contingent payments, allowance for doubtful accounts, impairment of long lived assets, common stock valuation, stock-based compensation, income taxes, contingent liabilities and depreciable lives of assets.

Unaudited interim financial statements

The accompanying interim financial statements and related footnote disclosures are unaudited. The unaudited interim financial statements have been prepared in accordance with GAAP on a basis consistent with the annual financial statements and reflect all adjustments necessary to fairly state the Company’s financial position, results of operations and cash flows as of and for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full fiscal year or any future annual or other interim period.

Fair value measurement

Our measurement of fair value is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or non-performance risk, which would include our own credit risk. Our estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability (“exit price”) in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability, as opposed to the price that would be paid to acquire the asset or receive a liability (“entry price”). Pursuant to the Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), we categorize our financial instruments carried at fair value into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique. The three-level hierarchy for fair value measurement is defined as follows:

•	Level 1—inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

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Notes to financial statements

•	Level 2—inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies;

•	Level 3—inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Assets and liabilities measured at fair value on a nonrecurring basis

The Company measures certain assets and liabilities, including our equity method investment, at fair value on a nonrecurring basis. These assets and liabilities are recognized at fair value when they are deemed to be impaired. As of March 31, 2015 (unaudited), December 31, 2014 and 2013, no assets or liabilities were remeasured at fair value subsequent to their initial recognition. Upon the deconsolidation of Evolent LLC on September 23, 2013, the equity method investment was recorded at fair value (see Note 5).

Cash and cash equivalents

Cash and cash equivalents are carried at cost, which approximates fair value, and include cash on hand, deposits in banks and money market funds with original maturities of three months or less. As of March 31, 2015 (unaudited), December 31, 2014 and 2013, the Company did not hold any cash and cash equivalents; however, certain balances were recorded during 2013.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company’s contracts typically include installment payments that do not necessarily correlate to the pattern of revenue recognition. Accounts receivable and the corresponding deferred revenue amounts are recorded when amounts are contractually billable under long-term member service agreements. In assessing the valuation of the allowance for doubtful accounts, management reviews the collectability of accounts receivable on an individual account basis. The allowance is adjusted periodically based on management’s determination of collectability, and any accounts that are determined to be uncollectible are written off against the allowance. As of March 31, 2015 (unaudited), December 31, 2014 and 2013, the Company did not hold any accounts receivable; however, certain balances were recorded during 2013.

Evolent Health Holdings, Inc.

Notes to financial statements

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are computed using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. The following summarizes the estimated useful lives by asset classification:

Furniture and equipment	3 years
Computer hardware	3 years
Software development costs	3 to 5 years
Leasehold improvements	Shorter of useful life or remaining lease term

When an item is sold or retired, the cost and related accumulated depreciation or amortization is eliminated and the resulting gain or loss, if any, is recorded in the Statements of Operations and Comprehensive Income (Loss).

We periodically review the carrying value of our long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset group is not recoverable and exceeds fair value. The carrying amount of a long-lived asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset group exceeds its fair value. As of March 31, 2015 (unaudited), December 31, 2014 and 2013, the Company did not hold any property and equipment; however, certain balances were recorded during 2013.

Impairment of equity method investments

The Company considers potential impairment triggers for its equity method investment, and the equity method investment will be written down to fair value if there is evidence of a loss in value which is other-than-temporary. The Company may estimate the fair value of its equity method investments by considering recent investee equity transactions, discounted cash flow analyses, and recent operating results. If the fair value of the investment has dropped below the carrying amount, management considers several factors when determining whether other-than-temporary impairment has occurred. The estimation of fair value and whether other-than-temporary impairment has occurred requires the application of significant judgment and future results may vary from current assumptions. There was no such impairment for the three months ended March 31, 2015 and 2014 (unaudited), or the years ended December 31, 2014 and 2013.

Software development costs

The Company capitalizes the cost of developing internal use software, consisting primarily of personnel and related expenses (including stock-based compensation) for employees and third parties who devote time to their respective projects. Internal-use software costs are capitalized during the application development stage – when the research stage is complete and management has committed to a project to develop software that will be used for its intended purpose and any costs incurred during subsequent efforts to significantly upgrade and enhance the functionality of the software are also capitalized. Capitalized software costs are included in

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Notes to financial statements

property and equipment on the Balance Sheets. Amortization of internal-use software costs are recorded on a straight line basis over their estimated useful life and begin once the project is substantially complete and the software is ready for its intended purpose. As of March 31, 2015 (unaudited), December 31, 2014 and 2013, the Company did not capitalize software development costs; however, certain balances were recorded during 2013.

Research and development costs

Research and development costs consist primarily of personnel and related expenses (including stock-based compensation) for employees engaged in research and development activities and consulting fees for third-party resources. All such costs are expensed as incurred. We focus our research and development efforts on enhancing the functionality and usability of our proprietary software platform Identifi® and developing programs and processes to maximize efficiency and effectiveness of our service delivery. As of March 31, 2015 (unaudited), December 31, 2014 and 2013, the Company did not capitalize research and development costs; however, certain balances were recorded during 2013.

Identifiable intangible assets

Identified intangible assets are recorded at their estimated fair values at the date of acquisition and are amortized over their respective estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are used. As of March 31, 2015 (unaudited), December 31, 2014 and 2013, the Company did not hold any identifiable intangible assets; however, certain balances were recorded during 2013.

Leases

The Company leases all of its office space and enters into various other operating lease agreements in conducting its business. At the inception of each lease, the Company evaluates the lease agreement to determine whether the lease is an operating or capital lease. The operating lease agreements may contain tenant improvement allowances, rent holidays or rent escalation clauses. When such items are included in a lease agreement, the Company records a deferred rent asset or liability on the Balance Sheets equal to the difference between the rent expense and future minimum lease payments due. The rent expense related to these items is recognized on a straight-line basis in the Statements of Operations and Comprehensive Income (Loss) over the terms of the leases. As of March 31, 2015 (unaudited), December 31, 2014 and 2013, the Company did not hold any leases; however, certain balances were recorded during 2013.

Deferred revenue

Deferred revenue consists of billings or payments received in advance of providing the requisite services or other instances where the revenue recognition criteria have not been met. Our transformation revenues are recognized based on proportionate performance and we typically bill based on a fixed invoicing schedule which gives rise to deferred revenue when the pace of work performed is slower than the rate at which we bill. Our platform and operations revenues are recognized in the month in which services are rendered and we typically bill in advance of the service period which similarly gives rise to deferred revenue. As of March 31, 2015 (unaudited), December 31, 2014 and 2013, the Company did not hold any deferred revenue; however, certain balances were recorded during 2013.

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Notes to financial statements

Revenue recognition

Revenue from the Company’s services is recognized when there is persuasive evidence of an arrangement, delivery has taken place, selling price is fixed or determinable and collectability is reasonably assured.

Pursuant to the accounting rules for arrangements with multiple deliverables, we evaluate each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (i) if the delivered item has value to the customer on a standalone basis, and (ii) if the contract includes a general right of return relative to the delivered item, and delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. Revenue is then allocated to the units of accounting based on each unit’s relative selling price.

The Company enters into different types of contracts with its partners depending on where the partner may be in its transition towards value based care. The contracts generally have multiple deliverables; however, typically there is only one unit of accounting because the deliverables do not have standalone value. The Company’s contracts include the delivery of a combination of one or more of the Company’s service offerings. In these situations, the Company determines whether such arrangements with multiple service offerings should be treated as separate units of accounting based on how the elements are bid or negotiated, whether the customer can accept separate elements of the arrangement and the relationship between the pricing on the elements individually and combined. Because of the unique nature of the Company’s services, neither vendor specific objective evidence nor third-party evidence is available. Therefore, the Company utilizes best estimate of selling price to allocate arrangement consideration in multiple element arrangements.

Revenue recognition—transformation

The Company enters into two different types of contracts during the transformation phase: blueprint contracts and implementation contracts. Blueprint contracts are strategic assessments the Company provides for its partners in exchange for a fixed fee that is typically paid over the term of the engagement. The Company recognizes revenue associated with blueprint contracts based on proportionate performance. Revenue is recognized each period in proportion to the amount of the contract completed during that period based upon the level of effort expended to date compared to the total estimated level of effort necessary over the term of the contract as the output of the contracts is not reflective of the value of the contract delivered each period. These contracts may contain credits for fees related to signing a future long term agreement by a certain date.

Based on the strategic assessment generated in a blueprint contract, a partner may decide to move forward with a population health or health plan strategy. In these cases, the partner enters into an implementation contract in which the Company provides services related to the launch of this strategy. These contracts last twelve to fifteen months and are typically fixed fee in nature. The Company recognizes revenue associated with implementation contracts based on proportionate performance. Revenue is recognized each period in proportion to the amount of the contract completed during that period based upon the level of effort expended to date compared to the total estimated level of effort necessary over the term of the contract as the output of the contracts is not reflective of the value of the contract delivered each period. Billings associated with these contracts are typically scheduled in installments over the term of the agreement.

Evolent Health Holdings, Inc.

Notes to financial statements

Revenue recognition—platform and operations

The Company enters into multi-year service contracts with the partners where various population health, health plan operations and pharmacy benefit management services are provided on an ongoing basis to the members of the Company’s partners’ plans in exchange for a monthly per-member service fee. Members are individuals that are covered by the respective service contracts and typically include the partners’ employees and its customers. Revenue from these contracts is recognized in the month in which the services are delivered. In some cases, there is an “at risk” portion of the service fee that could be refunded to the partner if certain service levels are not attained. The Company monitors its compliance with service levels to determine whether a refund will be provided to the partner and records an estimate of these refunds. To date the Company’s history is limited for these contracts; therefore, the full potential refund is generally deferred until all obligations are met.

Credits and Discounts

The credits are assessed to determine whether they reflect significant and incremental discounts. If the discounts are significant, the Company allocates them between the contract deliverables or future purchases as appropriate. If the future credit expires unused, it is recognized as revenue at that time.

Cost of revenues

The Company’s cost of revenue includes the cost of products and services. These costs consist primarily of employees, contract and consulting services and their associated expenses, including stock-based compensation, which are directly attributable to the delivery of our services.

Selling, general and administrative expenses

Selling, general and administrative expenses include expenses for corporate overhead and business development activities. The Company did not incur any advertising expense for the three months ended March 31, 2015 and 2014 (unaudited), or the years ended December 31, 2014 and 2013.

Stock-based compensation

The employees of Evolent LLC are granted stock-based awards in the Company and Evolent LLC is contractually required to issue a similar amount and class of membership equity to Evolent Holdings, in accordance with Evolent LLC’s Amended and Restated Operating Agreement. As discussed in Note 10, prior to the Reorganization, stock-based compensation followed an employee model as the awards were granted in the stock of the Company to employees of the Company. Subsequent to the Reorganization, the stock-based compensation awards are granted in the stock of the Company to employees of the equity method investee, Evolent LLC, requiring Evolent LLC to use a non-employee model. Subsequent to the Reorganization, the Company is not required to record stock-based compensation as these individuals are not providing service to the Company.

Evolent Health Holdings, Inc.

Notes to financial statements

Income taxes

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, we consider many factors, including: the nature and character of the deferred tax assets and liabilities; taxable income in prior carryback years; future reversals of temporary differences; the length of time carryovers can be utilized; and any tax planning strategies we would employ to avoid a tax benefit from expiring unused.

Earnings per share

Basic earnings per share (“EPS”) is computed by dividing earnings available to common shareholders by the weighted-average common shares outstanding. Diluted EPS is computed assuming the conversion or exercise of dilutive convertible preferred securities, nonvested stock and stock options outstanding during the year, provided the effects of such conversions or exercises are dilutive.

For any period where a loss from operations is experienced, shares used in the diluted EPS calculation represent basic shares because using diluted shares would be anti-dilutive to the calculation.

The Company has issued securities other than common stock that participate in dividends (“participating securities”), and therefore utilizes the two-class method to calculate earnings per share. Participating securities include redeemable convertible preferred stock. The two-class method requires a portion of earnings to be allocated to the participating securities to determine the earnings available to common stockholders. Earnings available to the common stockholders is equal to net income (loss) less dividends paid on preferred stock, assumed periodic cumulative preferred stock dividends, repurchase of preferred stock for an amount in excess of carrying value and an allocation of any remaining earnings in accordance with the bylaws between the outstanding common and preferred stock as of the end of each period.

Operating segments

Operating segments are defined as components of a business that earn revenue and incur expenses for which discrete financial information is available that is evaluated, on a regular basis, by the chief operating decision maker (“CODM”) to decide how to allocate resources and assess performance. The Company’s CODM, the Chief Executive Officer, allocates resources at a consolidated level and therefore the Company views its operations and manages its business as one operating segment. All of the Company’s revenue is generated in the United States and all assets are located in the United States.

3. Recently issued accounting standards

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, in order to clarify the principles of recognizing revenue. This standard establishes the core principle of recognizing revenue to depict the transfer of promised goods or services in an amount that reflects the consideration the entity expects to be entitled in exchange for those goods or services. The FASB defines a five step process that systematically identifies the various components of the revenue recognition process, culminating with the recognition of revenue upon satisfaction of an entity’s performance obligation. By

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Notes to financial statements

completing all five steps of the process, the core principles of revenue recognition will be achieved. The amendments in the standard are effective for annual and interim reporting periods beginning after December 15, 2016, with early adoption prohibited. We will adopt the requirements of this standard effective January 1, 2017, and are currently evaluating the impact of the adoption on our financial condition and results of operations; however, the Company does not currently have and does not expect any revenue.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). This standard requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards by requiring an assessment for a period of one year after the date that the financial statements are issued. Further, based on certain conditions and circumstances, additional disclosures may be required. This standard is effective beginning with the first annual period ending after December 15, 2016, and for all annual and interim periods thereafter. Early application is permitted. The Company does not expect this standard to have an impact on the Company’s financial statements or related disclosures as the Company does not have cash flow requirements or obligations that would cause a concern related to the Company’s ability to continue as a going concern.

We have evaluated all other issued and unadopted ASUs and believe the adoption of these standards will not have a material impact on our results of operations, financial position, or cash flows.

4. Stockholders’ equity and redeemable preferred stock

Capital structure

Subsequent to the Reorganization, the Company has the authority to issue common stock, series A preferred stock, series B preferred stock and series B-1 preferred stock. As discussed in “Right to sell by significant securityholders” below, certain preferred stock are redeemable by significant securityholders, not to exceed the value of the preferred stock held by the significant securityholder with the largest number of shares of stocks. Additionally, as discussed further in “Redemption of series B-1 preferred stock” below, certain preferred stock are redeemable. These amounts have been classified as redeemable preferred stock.

As of March 31, 2015 (unaudited), and December 31, 2014, the total number of shares of capital stock that the Company was authorized to issue was 14,458,327 shares with a par value of $0.001 per share, consisting of two separate classes of capital stock divided and designated as follows: (i) 8,453,202 shares of common stock; and (ii) 6,005,125 shares of preferred stock. As of December 31, 2013, the total number of shares of capital stock that the Company was authorized to issue was 18,835,849 shares with a par value of $0.001 per share, consisting of two separate classes of capital stock divided and designated as follows: (i) 13,319,005 shares of common stock; and (ii) 5,516,844 shares of preferred stock.

Series A preferred stock

In August 2013, prior to the Reorganization, Evolent Health, Inc. repurchased 50,000 shares of series A preferred stock from a customer for $0.1 million in cash and the forgiveness and discharge by the Company of $0.2 million in amounts due under a contract with the customer.

In July 2014, Evolent Holdings repurchased 75,000 shares of series A preferred stock from an Evolent LLC customer for an aggregate purchase price of $1.5 million paid by Evolent LLC. Evolent LLC repurchased 75,000 series A preferred units from Evolent Holdings for the same value. Evolent Holdings did not receive or issue cash as part of this series of transactions.

Evolent Health Holdings, Inc.

Notes to financial statements

Series B preferred stock

In September 2013, the Company entered into the Series B Preferred Security Purchase Agreement, which authorized the issuance of 1,616,844 shares of series B preferred stock in exchange for cash proceeds of $11.4 million and the conversion of $13.0 million of convertible notes issued by Evolent Health, Inc., including accrued interest of $0.5 million. Pursuant to the Series B Preferred Security Purchase Agreement, the Company used the proceeds to purchase 1,616,844 series B preferred units from Evolent LLC.

Series B-1 preferred stock

In January 2014, Evolent Holdings issued 65,105 shares of series B-1 preferred stock to a customer of Evolent LLC for aggregate proceeds of $1.0 million paid to Evolent LLC. Evolent LLC issued 65,105 series B-1 preferred units to Evolent Holdings in exchange for these shares. The Company did not receive or issue cash as part of this series of transactions.

In July 2014, Evolent Holdings issued 25,000 shares of series B-1 preferred stock for zero consideration to a customer of Evolent LLC. Evolent LLC issued 25,000 series B-1 preferred units to Evolent Holdings in exchange for these shares. The Company did not receive or issue cash as part of this series of transactions.

Master Investors’ Rights Agreement

In connection with the Reorganization, the Investors’ Rights Agreement by and among Evolent, Inc. and certain of its shareholders was amended, restated and renamed as the Master Investors’ Rights Agreement. The Master Investors’ Rights Agreement was entered into on September 23, 2013, by the Company, Evolent Holdings, and the shareholders and members of each of the Company and Evolent LLC. The Master Investors’ Rights Agreement provides that the Company’s Board of Directors shall initially consist of seven members, including two designees of UPMC, two designees of The Advisory Board, two designees of TPG and the Chief Executive Officer. The Master Investors’ Rights Agreement grants to UPMC, The Advisory Board and TPG the right to purchase their respective pro rata portions of certain offers of new equity securities by the Company, and establishes certain conditions and restrictions on the transferability of the Company’s capital stock.

Preferred stock rights and preferences

In accordance with the Company’s certificate of incorporation, holders of preferred stock are entitled to the following rights and preferences:

Liquidation preference

In the event of any voluntary or involuntary liquidation or winding up of the Company (the “Liquidation Event”), distribution shall be made as follows:

First, to the holders of series B preferred stock, pro rata in proportion to the number of series B preferred shares held by such holders, until the holders of such series B preferred shares receive in respect of each series B preferred share held by them, the adjusted series B liquidation preference amount;

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Notes to financial statements

Second, to the holders of series A preferred stock, pro rata in proportion to the number of series A preferred shares held by such holders, until the holders of such series A preferred shares receive in respect of each series A preferred share held by them, the adjusted series A liquidation preference amount;

Third, to the holders of series B-1 preferred stock, pro rata in proportion to the number of series B-1 preferred shares held by such holders, until the holders of such series B-1 preferred shares receive in respect of each series B-1 preferred share held by them, the adjusted series B-1 liquidation preference amount;

Fourth, to the holders of common stock, pro rata in proportion to the number of shares of common stock held by such holders.

Voting rights

The holders of preferred stock vote together with holders of common stock as a single class upon all matters submitted to a vote of shareholders. Each preferred unit is entitled to the number of votes equal to the number of common shares into which the preferred share is at the time convertible.

Optional conversion

Each share of preferred stock is convertible, at the option of the holder thereof, at any time and from time to time, into such number of fully paid and non-assessable common shares as determined by dividing the original issue price of the preferred share by the applicable conversion price (initially $10.00 per share for series A and $15.36 per share for series B and series B-1). The conversion price is subject to certain adjustments in accordance with the Section 2 of the Second Amended and Restated Operating Agreement; however, there have been no adjustments to date.

Mandatory conversion

Each share of preferred stock shall automatically convert into that number of common shares as is determined by dividing the original issue price of the preferred share by the applicable conversion price, upon the occurrence of either the agreement of the holders of at least 75% of the then outstanding preferred shares voting together as a single class, or the closing of the sale of the Company’s common stock (or a successor in interest to the Company) in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, in which the gross cash proceeds to the Company (before deduction of underwriting discount, commissions and expenses of sale) are at least $75 million and the price per share paid by the public for common stock of Evolent Holdings is at least three times the original series B issue price.

Right to sell by significant securityholders

If any time after September 23, 2018, but before September 23, 2020, any significant securityholder (i.e., The Advisory Board, UPMC or TPG) wishes to pursue a sale of Evolent LLC, and neither of the other significant securityholders (the “remaining significant securityholders”) wishes to pursue the sale process, then the selling significant securityholder shall have the right to sell and the remaining significant securityholders may purchase (or cause Evolent LLC to purchase) the units of the selling significant securityholder at the then fair value. This right applies to series A and series B preferred units. This provision provides that in certain

Evolent Health Holdings, Inc.

Notes to financial statements

circumstances two of the three significant securityholders can cause Evolent LLC to repurchase the selling significant securityholder’s units. As such, these shares are classified as temporary equity on the balance sheets. However, as the maximum number of shares that the Company can be obligated to repurchase by the remaining significant securityholders is the number of shares held by the significant securityholder that holds the largest number of shares, this is the amount that is presented in temporary equity. As Evolent Holdings is contractually required to repurchase shares of series A and series B preferred stock upon a repurchase of the related series A and series B preferred units by Evolent LLC, these repurchases would be outside the control of the Company.

Redemption of series B-1 preferred stock

The series B-1 preferred shares contain a purchaser-initiated redemption that states that under certain circumstances the purchaser may force the redemption of the preferred shares to the Company. As this event is not solely within the control of the Company, these preferred shares are presented in temporary equity.

Dividends and distributions

The holders of preferred stock are entitled to receive a preferred return for each outstanding preferred share payable in preference and priority to the payment of distributions on common shares. The preferred return accrues on a daily basis at a rate of 8% per annum from the original issuance date (and in the case of the series A preferred shares, from the date of the original issuance of shares of series A preferred stock by Evolent Health, Inc.). All accrued but unpaid preferred returns are payable when, as and if declared by the Board of Directors or upon the occurrence of a liquidation event. As of March 31, 2015 (unaudited), holders of preferred stock have an aggregate accrued and unpaid preferred return in respect of the series A, series B and series B-1 preferred shares of $10.7 million, $3.0 million and $0.1 million, respectively. As of December 31, 2014, holders of preferred stock have an aggregate accrued and unpaid preferred return in respect of the series A, series B and series B-1 preferred shares of $10.0 million, $2.5 million and $0.1 million, respectively.

5. Equity method investment

On September 23, 2013, the Company deconsolidated Evolent LLC and recorded its retained 57% economic interest as an equity method investment. As of March 31, 2015 (unaudited), December 31, 2014 and 2013, the carrying amount of our equity investment in Evolent LLC was $33.9 million, $37.2 million and $50.9 million, respectively, reported on our Balance Sheets as “Equity method investment.” The Company recorded this equity investment at fair value on September 23, 2013, which was an amount in excess of its share of the book value of the net assets at Evolent LLC. Accordingly, the Company performed a purchase price allocation to assign the basis differential to various assets and liabilities on a fair value basis. The Company utilized customary valuation techniques to allocate this value, mainly to intangible assets, which required the use of subjective judgments including projected future cash flows, discount rates, royalty rates and useful lives. This basis differential is being amortized over the useful life of the underlying assets.

The allocation of profits and losses to the shareholders of Evolent LLC are based upon the Master Investor Rights’ Agreement executed by the preferred members of Evolent LLC. As part of recording our equity portion of the losses of Evolent LLC, the Company applies the hypothetical liquidation at book value basis of accounting which allocates profits and losses to the members based upon the value that would accrue to each member at each period end based upon a theoretical liquidation at book value at that time.

Evolent Health Holdings, Inc.

Notes to financial statements

During the three months ended March 31, 2015 and 2014 (unaudited), Evolent Holdings’ proportionate share of the losses of Evolent LLC was $11.3 million and $5.4 million, respectively, which included $0.5 million in each period related to the amortization of the basis differential. During the year ended December 31, 2014, Evolent Holdings’ proportionate share of the losses of Evolent LLC was $25.2 million, which included $2.0 million related to the amortization of the basis differential. During the period from September 23, 2013, through December 31, 2013, Evolent Holdings’ proportionate share of the losses of Evolent LLC was $4.2 million, which included $0.7 million related to the amortization of the basis differential.

The following is a summary of the financial position (in thousands) of Evolent LLC as of March 31, 2015 (unaudited), December 31, 2014 and 2013:

	As of March 31,	As of December 31,
	2015	2014	2013
	(unaudited)

Assets
Current assets	$46,692	$56,718	$80,292
Non-current assets	29,742	27,586	21,683

Total assets	$76,434	$84,304	$101,975

Liabilities
Current liabilities	$53,617	$50,029	$29,322
Non-current liabilities	5,610	5,772	3,358

Total liabilities	59,227	55,801	32,680

Redeemable preferred units and members’ equity
Redeemable preferred units	9,493	15,734	38,251
Members’ equity	7,714	12,769	31,044

Total liabilities, redeemable preferred units and members’ equity	$76,434	$84,304	$101,975

The following is a summary of the operating results of Evolent LLC (in thousands) for the three months ended March 31, 2015 and 2014 (unaudited) and for the years ended December 31, 2014, and 2013:

	For the three months ended March 31,		For the years ended December 31,
	2015	2014	2014	2013
	(unaudited)
Total revenues	$37,041	$20,076	$100,888	$40,281
Cost of revenues	26,454	14,821	73,122	46,327
Net income (loss)	(19,315)	(11,626)	(52,263)	(32,814)

Evolent Health Holdings, Inc.

Notes to financial statements

6. Debt

During the period from January 2013, through September 2013, interim funding was provided to the Company from existing investors in the form of convertible term notes bearing interest at a rate of 8% per annum, with such interest accruing on a daily basis and compounded annually. The total principal amount of the interim funding provided was $23.0 million. Total interest expense and accrued interest associated with these convertible notes was $0.8 million. On the closing of the series B financing on September 23, 2013, the $13.5 million of convertible notes and accrued interest were converted into series B preferred stock in Evolent Holdings on a dollar for dollar basis, and $10.4 million of convertible notes and accrued interest were converted into series B preferred units at Evolent LLC on a dollar for dollar basis. As of March 31, 2015 (unaudited), December 31, 2014 and 2013, the Company had no outstanding debt.

7. Property and equipment, net

As of March 31, 2015 (unaudited), December 31, 2014 and 2013, there were no property and equipment balances recorded on our Balance Sheets due to the deconsolidation of Evolent LLC.

Total depreciation and amortization expense related to property and equipment was $0.8 million for the year ended December 31, 2013.

8. Intangible assets, net

As of March 31, 2015 (unaudited), December 31, 2014 and 2013, there were no intangible asset balances recorded on our Balance Sheets due to the deconsolidation of Evolent LLC.

Amortization expense related to intangible assets for the year ended December 31, 2013, was $0.4 million.

9. Commitments and contingencies

UPMC reseller agreement

Evolent LLC and UPMC are parties to a Reseller, Services and Non-Competition Agreement, dated August 31, 2011 (the “Original UPMC Reseller Agreement”), which was amended and restated by the parties on June 27, 2013 (as so amended, the “UPMC Reseller Agreement”). Under the terms of the UPMC Reseller Agreement, UPMC has appointed Evolent LLC as a non-exclusive reseller of certain services, subject to certain conditions and limitations specified in the UPMC Reseller Agreement. If Evolent LLC fails to generate minimum revenue for UPMC as a result of the provision of services during the four year period ending August 31, 2015, UPMC shall be entitled to receive, for no consideration, up to 250,000 common units, based on a formula set forth in the UPMC Reseller Agreement. In consideration for Evolent LLC’s obligations under the UPMC Reseller Agreement and subject to certain conditions described therein, UPMC has agreed not to sell certain products and services directly to Evolent LLC’s customers and top prospects. As of December 31, 2014, Evolent LLC expected to surpass the minimum revenue threshold under this agreement by the first quarter 2015. As of March 31, 2015 (unaudited), Evolent LLC had met this commitment.

Evolent Health Holdings, Inc.

Notes to financial statements

The Advisory Board Company reseller agreement

Evolent LLC and The Advisory Board are parties to a Services, Reseller, and Non-Competition Agreement, dated August 31, 2011 (the “Original Advisory Board Reseller Agreement”), which was amended and restated by the parties on June 27, 2013 (as so amended, the “Advisory Board Company Reseller Agreement”). Under the terms of the Advisory Board Company Reseller Agreement, The Advisory Board shall provide certain services to Evolent LLC on an as-requested basis. Evolent LLC met its obligation to purchase $0.2 million during the first year of the agreement. In addition, The Advisory Board has a right of first offer to provide certain specified services during the term of the Agreement. Lastly, under the Advisory Board Company Reseller Agreement, Evolent LLC and The Advisory Board agreed to forego the establishment of a Value-Based Care Innovation Center (the “Center”), which had been contemplated by the Original The Advisory Board Reseller Agreement and pursuant to which Evolent LLC would pay The Advisory Board for the provision of services during the first two years of the Center’s operation. In lieu of the establishment of the Center, Evolent LLC agreed to purchase and did purchase an additional $1.0 million of services from The Advisory Board prior to August 31, 2014. As of December 31, 2014, Evolent LLC had met this commitment.

Contingencies

Litigation matters

The Company is involved in various pending or threatened legal proceedings. Due to the unpredictable nature of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time is normally difficult to ascertain.

We establish liabilities for litigation loss contingencies when information related to the loss contingencies shows both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

It is possible that some matters could require us to pay damages or make other expenditures or establish accruals in amounts that could not be estimated. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known to management, management does not believe any such charges are likely to have a material adverse effect on the Company’s financial condition.

Commitments

Indemnifications

The Company’s managed service agreements generally include a provision by which the Company agrees to defend its customers against third party claims (a) for death, bodily injury, or damage to personal property caused by Company negligence or willful misconduct, (b) by former or current Company employees arising from such managed service agreements, (c) for intellectual property infringement under specified conditions, and (d) for Company violation of applicable laws, and to indemnify them against any damages and costs awarded in connection with such claims. To date, the Company has not incurred any material costs as a result of such warranties and indemnities and has not accrued any liabilities related to such obligations in the accompanying financial statements.

Evolent Health Holdings, Inc.

Notes to financial statements

Registration rights agreement

The Company entered into a Master Investors’ Rights Agreement with its preferred shareholders. Pursuant to this agreement, the Company has granted the preferred shareholders certain registration rights which obligate the Company to file registration statements in the future with respect to the registration of the common shares underlying the preferred units.

Credit and concentration risk

The Company is subject to significant concentrations of credit risk related to cash and cash equivalents, short-term investments and accounts receivable. The Company’s cash and cash equivalents and short-term investments are held at financial institutions that management believes to be of high credit quality. While the Company maintains its cash and cash equivalents and short term investments with financial institutions with high credit ratings, it often maintains these deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses on cash and cash equivalents and short term investments to date. As of March 31, 2015 (unaudited), December 31, 2014 and 2013, the Company did not hold any cash and cash equivalents, short-term investments or accounts receivable; however, certain balances were recorded during 2013. The following table summarizes those customers who represented at least 10% of our revenues for the periods presented:

	For the three months ended March 31,		For the years ended December 31,
	2015	2014	2014	2013
	(unaudited)
Customer A	N/A	N/A	N/A	13%
Customer B	N/A	N/A	N/A	10%
Customer C	N/A	N/A	N/A	34%
Customer D	N/A	N/A	N/A	13%

10. Common stock and stock-based compensation plan

We sponsor a stock-based incentive plan for Evolent LLC employees that provides for the issuance of stock options and restricted stock in the Company’s common stock. Stock-based awards generally vest over a four year period and expire ten years from the date of grant. Prior to the Reorganization, stock-based compensation followed an “employee” model as the awards were granted in the stock of the company to employees of the company. Subsequent to the Reorganization, the stock-based compensation awards are granted in the stock of the Company to employees of the equity method investee, Evolent LLC, requiring Evolent LLC to use a “non-employee” model for recognizing stock-based compensation, which requires the awards to be marked-to-market through net income at the end of each reporting period until vesting occurs. Subsequent to the Reorganization, the Company is not required to record stock-based compensation as these individuals are not providing service to the Company.

Under Evolent LLC’s Amended and Restated Operating Agreement, Evolent LLC is required to issue an identical amount of common units to the Company in exchange for the underlying stock. As a result, the Company records an increase in the equity method investment and a non-cash issuance of common equity. As the Company is issued a similar amount of common units of Evolent LLC, the Company is effectively made whole; therefore, no additional stock-based compensation expense is recorded by the Company.

Evolent Health Holdings, Inc.

Notes to financial statements

The 2011 Equity Incentive Plan was amended on September 23, 2013, to increase the number of shares authorized to 2,285,317 shares of Evolent Holdings common stock. As of March 31, 2015 (unaudited) and December 31, 2014, 1,278,100 and 1,039,100 stock options, respectively, and 943,810 shares of restricted stock of Evolent Holdings have been issued under the Plan.

Common stock valuation

The historical valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of a public trading market, we considered all relevant facts and circumstances known at the time of valuation, made certain assumptions based on future expectations and exercised significant judgment to determine the fair value of Evolent Holdings’ common stock. The factors considered in determining the fair value include, but are not limited to the following:

•	Valuations of our common stock;

•	Recent issuances of preferred stock, as well as the rights, preferences and privileges of our preferred stock relative to our common stock;

•	Evolent Holdings’ historical financial results and estimated trends and projections for our future operating and financial performance;

•	Likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions;

•	The market performance of comparable, publicly-traded companies; and

•	The overall economic and industry conditions and outlook.

Prior to December 31, 2014, when estimating the value of our common stock, our Board of Directors determined the equity value of the business by considering primarily income-based approaches. The income-based approach estimates value based on the expectation of future cash flows that a company will generate and the residual value of the company after the forecasted period. The future cash flows are discounted using a discount rate derived based upon venture capital rates commensurate with our risk profile. Additionally, we applied a discount to recognize the lack of marketability due to being a closely held company. Finally, we estimated the time to a future liquidity event at each valuation date based upon our expectations at each valuation date.

As of and subsequent to December 31, 2014, we utilized a probability-weighted expected return method (“PWERM”) to determine the value of our common stock due to the three distinct liquidity events considered as of the valuation date. An analysis of the future values of our was performed for each of the potential liquidity events, and the value of the common stock was determined for each liquidity event at the time of each liquidity event and discounted back to the present using a risk-adjusted discount rate. The present values of the common stock under each liquidity event were then weighted based on the probability of each outcome occurring to determine the value of the common stock. We utilized a combination of the income-based approach and market approach for the distinct liquidity events. A discounted cash flow analysis was used for the income approach. Under the market approach, a market multiple was selected based on the estimated exit timing.

In order to determine the fair value of our common stock, we generally first determine our business enterprise value (“BEV”) and then allocate the BEV to each element of our capital structure (preferred stock, common

Evolent Health Holdings, Inc.

Notes to financial statements

stock and options). Our indicated BEV at each valuation date was allocated to the shares of preferred stock, common stock and options using the Black-Scholes option pricing model. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable, publicly-traded companies and estimates of expected term were based on the estimated time to a liquidity event.

Stock options

The option price assumptions used in determining the fair value at the grant date for our stock option awards granted during the periods presented were as follows:

	For the three months ended March 31, 2015	For the year ended December 31, 2014
	(unaudited)
Weighted-average fair value per option granted	$10.46	$7.48
Assumptions:
Expected life (in years)	6.25 - 6.75	6.25
Expected volatility	35%	35%
Risk-free interest rate	1.4 - 1.8%	1.8 - 2.0%
Dividend yield	0%	0%

No options were granted during 2013.

The fair value of options is determined using a Black-Scholes options valuation model at the grant date and the balance sheet date. The dividend rate is based on the expected dividend rate during the expected life of the option. Expected volatility is based on the historical volatility of a peer group of public companies over the most recent period commensurate with the estimated expected term of the Company’s awards. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life of the options granted represents the weighted-average period of time from the grant date to the date of exercise, expiration or cancellation based on the midpoint convention.

Information with respect to our stock options (aggregate intrinsic value shown in thousands) was as follows:

	Shares	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic value
Outstanding at December 31, 2013	—	$—
Granted	1,039,100	15.36
Exercised	(3,000)	15.36

Outstanding at December 31, 2014	1,036,100	15.36	9.36	$12,537
Granted (unaudited)	246,500	27.46
Forfeited (unaudited)	(7,500)	15.36

Outstanding as of March 31, 2015 (unaudited)	1,275,100	$17.70	9.25	$31,726

Vested and expected to vest after March 31, 2015 (unaudited)	1,211,345	$17.70	9.25	$30,139

Exercisable at March 31, 2015 (unaudited)	195,900	$15.36	9.01	$5,332

Evolent Health Holdings, Inc.

Notes to financial statements

The total fair value of options vested during the three months ended March 31, 2015 and 2014 (unaudited), and the years ended December 31, 2014 and 2013, was $0.5 million, zero, $2.3 million and zero, respectively. The total intrinsic value of options exercised during the three months ended March 31, 2015 and 2014 (unaudited), and the years ended December 31, 2014 and 2013, was zero, zero, less than $0.1 million and zero, respectively.

Restricted stock

As of March 31, 2015 (unaudited), December 31, 2014 and 2013, Evolent LLC issued 943,810, 943,810 and 956,506 common units, respectively, to Evolent Holdings, in connection with the issuance by the Company of shares of its common stock to employees of Evolent LLC. These shares were issued in the form of restricted stock awards. The awards, which vest ratably over a four year period, were issued to the respective employees for no consideration. The aggregate value of the units issued to Evolent Holdings in connection with each restricted stock award is recognized as compensation expense over the vesting period.

Information with respect to our restricted stock awards was as follows:

	Shares	Weighted-average grant-date fair value
Outstanding as of December 31, 2013	568,749	$0.60
Vested	(237,105)	0.59
Forfeited	(12,696)	1.22

Outstanding as of December 31, 2014	318,948	0.59
Vested (unaudited)	(83,973)	0.53

Outstanding as of March 31, 2015 (unaudited)	234,975	$0.56

11. Income taxes

For financial reporting purposes, income before income tax is derived from domestic sources. The current and deferred tax amounts for the years ended December 31, 2014 and 2013, were less than $0.1 million per year. Deferred tax balances reflect the impact of temporary differences between the carrying amount of assets and liabilities and their tax basis and are stated at the tax rates expected to be in effect when taxes are paid or recovered.

Evolent Health Holdings, Inc.

Notes to financial statements

Significant components of the Company’s deferred tax assets and liabilities for the years ended December 31, 2014 and 2013, were as follows:

	As of December 31,
	2014	2013

Deferred tax assets:
Start-up/organizational costs	$406	$412
Internally developed software costs	4,655	—
Net operating loss	30,683	17,900
Other	105	8

Subtotal	35,849	18,320
Valuation allowance	(6,915)	(229)

Total deferred tax assets	28,934	18,091

Deferred tax liabilities:
Equity-method investment	28,934	18,091

Total deferred tax liabilities	28,934	18,091

Net deferred tax assets (liabilities)	$—	$—

As of December 31, 2014, the Company had net operating losses of approximately $75 million that are available to offset future taxable income and begin to expire in 2031 through 2034. Internal Revenue Code Section 382 imposes limitations on the utilization of net operating loss (“NOL”) in the event of certain changes in ownership of the Company. This could limit the Company’s ability to utilize pre-change NOLs and could cause U.S. federal income taxes to be paid earlier than otherwise would be paid if such limitations were not in effect. Under the Internal Revenue Code, certain substantial changes in the Company’s ownership may limit the amount of net operating loss carry forwards that can be utilized in any one year to offset future taxable income.

A valuation allowance of $6.9 million and $0.2 million was recorded against the gross deferred tax asset balance as of December 31, 2014 and 2013, respectively. For the year ended December 31, 2014, the Company recorded a net valuation allowance increase of $6.7 million due to the increase in the net deferred tax assets for which a full valuation allowance was maintained.

A reconciliation of the U.S. statutory tax rate to our effective income tax rate for 2014 and 2013 is presented below:

	As of December 31,
	2014	2013
U.S. statutory tax rate	35.0%	35.0%
U.S. state income taxes, net of U.S. federal tax benefit	4.0%	2.8%
Change in valuation allowance	-26.5%	-33.7%
Non-deductible goodwill associated with reorganization	0.0%	-5.0%
Non-deductible stock-based compensation expense	-11.0%	0.0%
Other, net	-1.5%	0.9%

Effective rate	0.0%	0.0%

Evolent Health Holdings, Inc.

Notes to financial statements

As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regard to future realization of deferred tax assets. As of March 31, 2015 (unaudited), December 31, 2014 and 2013, the Company continued to maintain a full valuation allowance on the net deferred tax asset due to the history of losses.

At the end of each reporting period, the Company had not recognized any uncertain tax positions or penalties or as it has concluded that no such positions exist. If recognized, penalties and interest related to uncertain tax positions would be recorded as a component of the provision for income taxes and total accrued interest and penalties would be included in the non-current other liabilities in the balance sheet. The Company is not currently subject to income tax audits in any U.S. or state jurisdictions for any tax year.

The effective tax rate was 0% for the three months ended March 31, 2015 and 2014 (unaudited), as the Company did not have taxable income for the periods presented and its net deferred tax assets contained a full valuation allowance.

12. Defined contribution plan

Evolent LLC sponsors a tax-qualified 401(k) retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. The Company made matching contributions to the plan in accordance with the plan documents and various limitations under Section 401(a) of the Internal Revenue Code of 1986, as amended, prior to the deconsolidation of Evolent LLC. There have been no contributions made by Evolent Holdings subsequent to the deconsolidation. Contributions of $0.6 million were made in 2013 prior to the deconsolidation.

Evolent Health Holdings, Inc.

Notes to financial statements

13. Earnings per share

The following table sets forth the computation of basic and diluted earnings per share under the two-class method available for common stockholders (in thousands, except per share data):

	For the three months ended March 31,		For the years ended December 31,
	2015	2014	2014	2013
	(unaudited)
Net income (loss)	$(11,319)	$(5,442)	$(25,246)	$20,023
Less: Undeclared cumulative dividends on convertible preferred stock	(1,290)	(1,295)	(5,141)	(3,659)
Less: Redemption of preferred stock at amount in excess of carrying value	—	—	(750)	—
Less: Undistributed income allocated to participating securities	—	—	—	(13,946)

Net income (loss) available to common shareholders-basic	$(12,609)	$(6,737)	$(31,137)	$2,418

Adjustments to net income for dilutive securities	—	—	—	539

Net income (loss) available to common shareholders-diluted	$(12,609)	$(6,737)	$(31,137)	$2,957

Weighted average common shares outstanding-basic	747.0	503.7	578.4	241.0
Dilutive effect of restricted stock	—	—	—	67.3
Dilutive effect of preferred stock	—	—	—	438.6

Weighted average common shares outstanding-diluted	747.0	503.7	578.4	746.9

Earnings (Loss) Per Share
Basic	$(16.88)	$(13.38)	$(53.83)	$10.03
Diluted	(16.88)	(13.38)	(53.83)	3.96

Anti-dilutive capital stock (in thousands) excluded from the calculation of weighted-average average common shares presented above are presented below:

	For the three months ended March 31,		For the years ended December 31,
	2015	2014	2014	2013
	(unaudited)
Convertible preferred stock	5,531.9	5,578.3	5,555.6	3,930.2
Restricted stock	151.3	254.0	198.1	—
Options	289.8	—	—	—

Total	5,973.0	5,832.3	5,753.7	3,930.2

14. Related parties

The Company and Evolent LLC work closely with both of its founding shareholders, The Advisory Board and UPMC. The relationship with The Advisory Board is centered on educating health system CEOs on innovations in the healthcare space. In return, the Company and Evolent LLC make valuable connections with CEOs of health

Evolent Health Holdings, Inc.

Notes to financial statements

systems that could then become customers. The Company’s and Evolent LLC’s relationship with UPMC is a more traditional subcontractor one where UPMC has agreed to execute certain tasks necessary to deliver on the Company’s or Evolent LLC’s customer commitments.

As of March 31, 2015 (unaudited), December 31, 2014 and 2013, the Company had no accounts receivable due from, accounts payable to, or accrued expenses from The Advisory Board or UPMC. Total expenses attributable to The Advisory Board and UPMC through the date of deconsolidation were $0.7 million and $0.9 million, respectively, for the year ended December 31, 2013.

During 2012, the Company sold preferred series A shares to certain customers for strategic purposes while concurrently entering into revenue contracts with those customers. The Company concluded the $4.5 million in gross proceeds collected for those shares represented fair value of the shares at the time of sale. As of March 31, 2015 (unaudited), December 31, 2014 and 2013, the Company had no accounts receivable due from these customers. During 2013 through the date of deconsolidation, the Company recognized $12.6 million of revenue related to these customers.

In January 2014, the Company issued shares of series B-1 preferred stock to a customer of Evolent LLC for strategic purposes while Evolent LLC concurrently entered into a revenue contract with the customer. Evolent LLC issued an identical number of membership units to Evolent Holdings and recorded the proceeds in the form of a capital contribution. Based on a contemporaneous valuation, the Company concluded that the $1.0 million in gross proceeds was consistent with fair value. The proceeds were received directly by Evolent LLC.

In July 2014, Evolent Holdings repurchased 75,000 shares of series A preferred stock from a customer while Evolent LLC concurrently negotiated terms of a revenue arrangement. The Company repurchased an identical number of membership units for the same value from Evolent LLC. Based on a contemporaneous valuation, Evolent LLC concluded that the repurchase was consistent with fair value. Additionally, the Company issued 25,000 shares of series B-1 preferred stock to the same customer of Evolent LLC for no consideration while Evolent LLC concurrently negotiated terms of a revenue arrangement. Evolent LLC issued an identical number of membership units to the Company. The proceeds were received directly by Evolent LLC.

15. Subsequent events

The Company completed its subsequent events assessment through March 6, 2015. No material subsequent events were identified.

16. Subsequent events (unaudited)

In April 2015, Evolent LLC amended its existing platform and operations agreement with one of its customers. The amended agreement reduces the contractually guaranteed revenue over the service period and provides the customer with a 60-day put option expiring on May 31, 2015, to require the Company to repurchase the customer’s preferred shares for $42.58 per share for a total of $10.6 million. The put option was exercised on April 27, 2015. However, certain existing investors assumed this obligation and will repurchase the shares directly from the customer. As a result, there was no impact to the Company’s financial statements as a result of the put option.

On May 1, 2015, Evolent LLC amended the Advisory Board Company Reseller Agreement which extended the term of the agreement and provides for additional services to the Company on an ongoing basis.

10,000,000 shares

Evolent Health, Inc.

Class A common stock

Prospectus

J.P. Morgan	Goldman, Sachs & Co.

Wells Fargo Securities	William Blair
SunTrust Robinson Humphrey	Leerink Partners

                    , 2015

Until                     , 2015, all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

Amount to be paid
Registration fee	$21,381
FINRA filing fee	28,100
Listing fee	275,000
Transfer agent’s fees	15,000
Printing and engraving expenses	500,000
Legal fees and expenses	1,900,000
Accounting fees and expenses	475,000
Blue Sky fees and expenses	—
Miscellaneous	185,519

Total	$3,400,000

Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of directors and officers

Section 145 of the General Corporation Law of the State of Delaware, or the DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s amended and restated certificate of incorporation will provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (4) for any transaction from which the director derived an improper personal benefit. The registrant’s amended and restated certificate of incorporation will provide for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15. Recent sales of unregistered securities

The following list sets forth information regarding all securities sold or issued by the predecessor to the registrant in the three years preceding the date of this registration statement. No underwriters were involved in these sales. There was no general solicitation of investors or advertising, and we did not pay or give, directly or indirectly, any commission or other remuneration, in connection with the offering of these shares In each of the transactions described below, the recipients of the securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions.

1. Common Stock: As of April 30, 2015, 4,047,484 shares of common stock of Evolent Health Holdings, Inc. were issued and outstanding. Of this amount, 3,775,240 shares of common stock of Evolent Health Holdings, Inc. were granted to employees and non-employee directors of Evolent Health LLC under the Evolent Health Holdings, Inc. 2011 Equity Incentive Plan, which we refer to as the 2011 Plan, in the form of restricted stock, or Restricted Stock, which generally vest over a period of four years from the date of grant. During fiscal 2012, 2,342,856 shares of Restricted Stock were issued to employees and non-employee directors of Evolent Health LLC. During fiscal 2013, 62,100 shares of Restricted Stock were issued to employees and non-employee directors of Evolent Health LLC. In January 2014, Evolent Health Holdings, Inc. issued 260,244 shares of common stock to a customer of Evolent Health LLC in exchange for $0.3 million.

2. Series A Preferred Stock: In September 2013, Evolent Health Holdings, Inc. issued 7,900,000 shares of Series A preferred stock to UPMC in exchange for a like number of shares of Series A preferred stock of the predecessor to Evolent Health LLC, 6,100,000 shares of its Series A preferred stock to The Advisory Board in exchange for a like number of shares of Series A preferred stock of the predecessor to Evolent Health LLC and 1,600,000 shares of its Series A preferred stock to customers of Evolent Health LLC in exchange for a like number of shares of Series A preferred stock of the predecessor to Evolent Health LLC.

3. Series B Preferred Stock: In September 2013, Evolent Health Holdings, Inc. issued 6,467,376 shares of Series B preferred stock to UPMC in exchange for $24.8 million.

4. Series B-1 Preferred Stock: In January 2014, Evolent Health Holdings, Inc. issued 260,420 shares of Series B-1 preferred stock to a customer of Evolent Health LLC for aggregate proceeds of $1.0 million paid to Evolent Health LLC. In July 2014, Evolent Health Holdings, Inc. issued 100,000 shares of Series B-1 preferred stock for no consideration to a customer of Evolent Health LLC.

5. Class A Common Stock and Class B Common Stock: Following the effectiveness of this registration statement, we expect to issue 28,226,748 shares of our Class A common stock and 17,524,596 shares of our Class B common stock in connection with the transactions that we refer to as the offering reorganization. These shares will be issued to a limited number of investors, all of which have sufficient knowledge and experience in financial and business matters to make them capable of evaluating the merits and risks of the prospective investment. The issued shares will be exchanged on a pro rata basis and the consideration will represent the same investment in the Evolent Health business already held by such investors, but in a different form.

6. Stock Options: During fiscal year 2014 and through April 30, 2015, we granted to employees and directors of Evolent Health LLC options to purchase an aggregate of 5,142,400 shares of our common stock under the 2011 Plan at exercise prices ranging from $3.84 to $6.87 per share. These were our only grants of stock options during the period beginning December 1, 2011 and ending April 30, 2015. During this period, 12,000 of these options were exercised and 110,000 of these options were forfeited. We were not subject to the reporting requirements of the Exchange Act at the time of issuance of any of these options, and the amount of options issued in any consecutive twelve-month period did not exceed $5.0 million and did not exceed the greater of

15% of our total assets or 15% of the outstanding amount of our common stock, each of which was greater than $1.0 million at the time of such issuances. The 2011 Plan, a copy of which was delivered to each recipient of options, constitutes a “written compensatory benefit plan”. Accordingly, the issuance of these securities was deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in these transactions represented their intention to acquire securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

The offers, sales and issuances of the securities described in (1) through (5) above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibits and financial statement schedules

(a) The following exhibits are filed as part of this registration statement:

Exhibit number	Description

1.1**	Form of Underwriting Agreement

3.1**	Form of Amended and Restated Certificate of Incorporation of Evolent Health, Inc.

3.2**	Form of Amended and Restated By-Laws of Evolent Health, Inc.

4.1**	Form of Class A common stock certificate

4.2**	Form of Registration Rights Agreement by and among Evolent Health, Inc. and certain stockholders of Evolent Health, Inc.

5.1**	Opinion of Cravath, Swaine & Moore LLP regarding validity of the shares of Class A common stock registered

10.1**	Second Amended and Restated Operating Agreement of Evolent Health LLC, dated as of January 6, 2014

10.2**	Form of Third Amended and Restated Operating Agreement of Evolent Health LLC

10.3**	Form of Income Tax Receivables Agreement

10.4**	Form of Exchange Agreement by and among Evolent Health, Inc., Evolent Health LLC and certain stockholders of Evolent Health, Inc.

10.5**	Amended and Restated Master Investors’ Rights Agreement among Evolent Health Holdings, Inc., Evolent Health LLC and the Investors named therein, dated as of January 6, 2014

10.6**	Form of Stockholders’ Agreement by and among Evolent Health, Inc. and certain stockholders of Evolent Health, Inc.

10.7**+	VPHealth, Inc. 2011 Equity Incentive Plan

10.8**+	Amendment No. 1 to the Evolent Health Holdings, Inc. 2011 Equity Incentive Plan

10.9**+	Evolent Health, Inc. 2015 Omnibus Equity Incentive Plan

10.10**+	Consulting Agreement by and between Evolent Health LLC and NCP, Inc., dated as of March 12, 2014

Exhibit number	Description

10.11**†	Amended and Restated HealthPlaNet Technology License Agreement between UPMC and Evolent Health, Inc., dated as of June 27, 2013

10.12**†	Amended and Restated Intellectual Property License and Development Services Agreement between UPMC and Evolent Health, Inc., dated as of June 27, 2013

10.13**†	Second Amended and Restated Reseller, Services and Non-Competition Agreement between UPMC Health Plan, Inc. and Evolent Health, Inc., dated as of June 27, 2013

10.14**	Amended and Restated Intellectual Property License and Data Access Agreement by and between The Advisory Board Company and Evolent Health, Inc., dated as of June 27, 2013

10.15**	Amended and Restated Services, Reseller and Non-Competition Agreement by and between The Advisory Board Company and Evolent Health, Inc., dated as of June 27, 2013

10.16**†	First Amendment to the Amended and Restated Services, Reseller and Non-Competition Agreement by and between The Advisory Board Company and Evolent Health LLC, dated as of May 1, 2015

10.17**	Deed of Lease by and between North Glebe Office, LLC and Evolent Health, Inc., dated as of July 31, 2012

10.18**	First Amendment to Deed of Lease by and between North Glebe Office, LLC and Evolent Health, Inc., dated as of March 1, 2013

10.19**	Second Amendment to Deed of Lease by and between North Glebe Office, LLC and Evolent Health, Inc., dated as of April 1, 2014

10.20**	Form of Director Indemnification Agreement

21.1**	Subsidiaries of Evolent Health, Inc.

23.1*	Consent of PricewaterhouseCoopers LLP—Evolent Health LLC

23.2*	Consent of PricewaterhouseCoopers LLP—Evolent Health Holdings, Inc.

23.3**	Consent of Cravath, Swaine & Moore LLP (included as part of Exhibit 5.1)

23.4**	Consent of Cravath, Swaine & Moore LLP

24.1**	Power of Attorney (included in the signature page to this registration statement)

99.1**	Consent of Person About to Become a Director

*	Filed herewith.

**	Previously filed.

+	Constitutes a management contract or compensatory plan or arrangement.

†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and the omitted portions have been filed separately with the SEC.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arlington, State of Virginia, on June 1, 2015.

EVOLENT HEALTH, INC.

By:	/s/ Frank Williams
Frank Williams
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Frank Williams	Chief Executive Officer and Director (Principal Executive Officer)	June 1, 2015
Frank Williams

/s/ Nicholas McGrane	Chief Financial Officer (Principal Financial Officer)	June 1, 2015
Nicholas McGrane

/s/ Cynthia Cann	Chief Accounting Officer (Principal Accounting Officer)	June 1, 2015
Cynthia Cann

*	Director	June 1, 2015
David Farner

*	Director	June 1, 2015
Matthew Hobart

*	Director	June 1, 2015
Diane Holder

*	Director	June 1, 2015
Michael Kirshbaum

*	Director	June 1, 2015
Robert Musslewhite

*	Director	June 1, 2015
Norman Payson, MD

* by:	/s/ Jonathan Weinberg
Jonathan Weinberg Attorney-in-fact

Exhibit index

Exhibit number	Description

1.1**	Form of Underwriting Agreement

3.1**	Form of Amended and Restated Certificate of Incorporation of Evolent Health, Inc.

3.2**	Form of Amended and Restated By-Laws of Evolent Health, Inc.

4.1**	Form of Class A common stock certificate

4.2**	Form of Registration Rights Agreement by and among Evolent Health, Inc. and certain stockholders of Evolent Health, Inc.

5.1**	Opinion of Cravath, Swaine & Moore LLP regarding validity of the shares of Class A common stock registered

10.1**	Second Amended and Restated Operating Agreement of Evolent Health LLC, dated as of January 6, 2014

10.2**	Form of Third Amended and Restated Operating Agreement of Evolent Health LLC

10.3**	Form of Income Tax Receivables Agreement

10.4**	Form of Exchange Agreement by and among Evolent Health, Inc., Evolent Health LLC and certain stockholders of Evolent Health, Inc.

10.5**	Amended and Restated Master Investors’ Rights Agreement among Evolent Health Holdings, Inc., Evolent Health LLC and the Investors named therein, dated as of January 6, 2014

10.6**	Form of Stockholders’ Agreement by and among Evolent Health, Inc. and certain stockholders of Evolent Health, Inc.

10.7**+	VPHealth, Inc. 2011 Equity Incentive Plan

10.8**+	Amendment No. 1 to the Evolent Health Holdings, Inc. 2011 Equity Incentive Plan

10.9**+	Evolent Health, Inc. 2015 Omnibus Equity Incentive Plan

10.10**+	Consulting Agreement by and between Evolent Health LLC and NCP, Inc., dated as of March 12, 2014

10.11**†	Amended and Restated HealthPlaNet Technology License Agreement between UPMC and Evolent Health, Inc., dated as of June 27, 2013

10.12**†	Amended and Restated Intellectual Property License and Development Services Agreement between UPMC and Evolent Health, Inc., dated as of June 27, 2013

10.13**†	Second Amended and Restated Reseller, Services and Non-Competition Agreement between UPMC Health Plan, Inc. and Evolent Health, Inc., dated as of June 27, 2013

10.14**	Amended and Restated Intellectual Property License and Data Access Agreement by and between The Advisory Board Company and Evolent Health, Inc., dated as of June 27, 2013

10.15**	Amended and Restated Services, Reseller and Non-Competition Agreement by and between The Advisory Board Company and Evolent Health, Inc., dated as of June 27, 2013

10.16**†	First Amendment to the Amended and Restated Services, Reseller and Non-Competition Agreement by and between The Advisory Board Company and Evolent Health LLC, dated as of May 1, 2015

10.17**	Deed of Lease by and between North Glebe Office, LLC and Evolent Health, Inc., dated as of July 31, 2012

Exhibit number	Description

10.18**	First Amendment to Deed of Lease by and between North Glebe Office, LLC and Evolent Health, Inc., dated as of March 1, 2013

10.19**	Second Amendment to Deed of Lease by and between North Glebe Office, LLC and Evolent Health, Inc., dated as of April 1, 2014

10.20**	Form of Director Indemnification Agreement

21.1**	Subsidiaries of Evolent Health, Inc.

23.1*	Consent of PricewaterhouseCoopers LLP—Evolent Health LLC

23.2*	Consent of PricewaterhouseCoopers LLP—Evolent Health Holdings, Inc.

23.3**	Consent of Cravath, Swaine & Moore LLP (included as part of Exhibit 5.1)

23.4**	Consent of Cravath, Swaine & Moore LLP

24.1**	Power of Attorney (included in the signature page to this registration statement)

99.1**	Consent of Person About to Become a Director

*	Filed herewith.

**	Previously filed.

+	Constitutes a management contract or compensatory plan or arrangement.

†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and the omitted portions have been filed separately with the SEC.